UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

MAGNA INTERNATIONAL INC.

(Name of Issuer)

CLASS A SUBORDINATE VOTING SHARES

(Title of Class of Securities)

559222 401

(CUSIP Number)

Frank Stronach, Stronach Trust, 445327 Ontario Limited,

446 Holdings Inc. and 447 Holdings Inc.

c/o Miller Thomson LLP

40 King Street West

Suite 5800

Toronto, Ontario

Canada M5H 3S1

Attn.: John Campbell

(416) 595-8695

With a copy to:

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, New York 10017

(212) 880-3817

Company Bazovy Element LLC, OJSC Russian Machines, Veleron Holding B.V.

c/o OJSC Russian Machines

Registration #1047701003778

3 Kapranov Lane

123242 Moscow

Russia

Attn.: Mark Borghesani

+7-495-933-8328

With a copy to:

Richard Hall, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

M Unicar Inc., 2143453 Ontario Inc. and 2143455 Ontario Inc.

c/o Magna International Inc.

337 Magna Drive

Aurora, Ontario L4G 7K1

(905) 726-2462

DW Holdco Inc., SW Holdco Inc., VG Holdco Inc., PK Holdco Inc. and JOP Holdco Inc.

c/o Magna International Inc.

337 Magna Drive

Aurora, Ontario L4G 7K1

(905) 726-2462

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.    559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRANK STRONACH	None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 21,331,829
9. Sole Dispositive Power 0
10. Shared Dispositive Power 21,331,829

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,331,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 18%
14.	Type of Reporting Person (See Instructions) IN

3

SCHEDULE 13D

CUSIP No.    559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). STRONACH TRUST	None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 21,331,829
9. Sole Dispositive Power 0
10. Shared Dispositive Power 21,331,829

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,331,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 18%
14.	Type of Reporting Person (See Instructions) OO

4

SCHEDULE 13D

CUSIP No.    559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 445327 ONTARIO LIMITED	None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 21,331,829
9. Sole Dispositive Power 0
10. Shared Dispositive Power 21,331,829

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,331,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 18%
14.	Type of Reporting Person (See Instructions) CO

5

SCHEDULE 13D

CUSIP No.    559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 446 HOLDINGS INC.	None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 21,331,829
9. Sole Dispositive Power 0
10. Shared Dispositive Power 21,331,829

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,331,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 18%
14.	Type of Reporting Person (See Instructions) IN

6

SCHEDULE 13D

CUSIP No.    559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). COMPANY BAZOVY ELEMENT LLC	None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Russia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 21,331,829
9. Sole Dispositive Power 0
10. Shared Dispositive Power 21,331,829

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,331,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 18%
14.	Type of Reporting Person (See Instructions) IN

7

SCHEDULE 13D

CUSIP No.    559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OJSC RUSSIAN MACHINES	None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Russia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 21,331,829
9. Sole Dispositive Power 0
10. Shared Dispositive Power 21,331,829

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,331,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 18%
14.	Type of Reporting Person (See Instructions) IN

8

SCHEDULE 13D

CUSIP No.    559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VELERON HOLDING B.V.	None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 21,331,829
9. Sole Dispositive Power 0
10. Shared Dispositive Power 21,331,829

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,331,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 18%
14.	Type of Reporting Person (See Instructions) IN

9

SCHEDULE 13D

CUSIP No.    559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). M UNICAR INC.	None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 21,331,829
9. Sole Dispositive Power 0
10. Shared Dispositive Power 21,331,829

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,331,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 18%
14.	Type of Reporting Person (See Instructions) CO

10

SCHEDULE 13D

CUSIP No.    559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 2143453 ONTARIO INC.	None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 20,605,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 20,605,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,605,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 17.5%
14.	Type of Reporting Person (See Instructions) CO

11

SCHEDULE 13D

CUSIP No.    559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 2143455 ONTARIO INC.	None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 20,000,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 20,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 17%
14.	Type of Reporting Person (See Instructions) CO

12

SCHEDULE 13D

CUSIP No.    559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 447 HOLDINGS INC.	None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 726,829
8. Shared Voting Power 0
9. Sole Dispositive Power 726,829
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 726,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) CO

13

SCHEDULE 13D

CUSIP No.    559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DW HOLDCO INC.	None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 250,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) CO

14

SCHEDULE 13D

CUSIP No.    559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SW HOLDCO INC.	None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 250,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) CO

15

SCHEDULE 13D

CUSIP No.    559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VG HOLDCO INC.	None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 35,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 35,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.03%
14.	Type of Reporting Person (See Instructions) CO

16

SCHEDULE 13D

CUSIP No.    559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PK HOLDCO INC.	None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 35,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 35,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.03%
14.	Type of Reporting Person (See Instructions) CO

17

SCHEDULE 13D

CUSIP No.    559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JOP HOLDCO INC.	None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 35,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 35,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.03%
14.	Type of Reporting Person (See Instructions) CO

18

This Statement on Schedule 13D is being filed to report the consummation, on September 20, 2007, of the transactions (the “Transactions”) contemplated by the Transaction Agreement, dated May 10, 2007, among Magna International Inc. (the “Company”), OJSC Russian Machines (“RM”), Veleron Holding B.V. (“RM Sub”), 445327 Ontario Limited (“445”), 446 Holdings Inc. (“446”), the Stronach Trust, and each of Donald J. Walker, Siegfried Wolf, Vincent J. Galifi, Jeffrey O. Palmer and Peter Koob (together, the “Principals”). This Statement supersedes the Statement on Schedule 13D filed by Frank Stronach on September 5, 2003, as previously amended, with respect to the Class A Subordinate Voting shares of the Company.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Class A Subordinate Voting shares of the Company. The principal executive offices of the Company are located at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

Item 2. Identity and Background

This Statement is being filed by Frank Stronach (“Mr. Stronach”), the Stronach Trust, 445, 446, Company Bazovy Element LLC (“BE”), RM, RM Sub, M Unicar Inc. (“Newco”), 2143453 Ontario Inc. (“Newco I.5”), 2143455 Ontario Inc. (“Newco II”), 447 Holdings Inc. (“447”), DW Holdco Inc. (“Walker Holdco”), SW Holdco Inc. (“Wolf Holdco”), VG Holdco Inc. (“Galifi Holdco”), PK Holdco Inc. (“Koob Holdco”) and JOP Holdco Inc. (“Palmer Holdco”; Palmer Holdco, together with Mr. Stronach, 445, 446, 447, BE, RM, RM Sub, Newco, Newco I.5, Newco II, Walker Holdco, Wolf Holdco, Koob Holdco and PK Holdco, the “Reporting Persons”).

Mr. Stronach is a citizen of Austria. He is a partner of Stronach & Co, an entity that provides consulting services to certain subsidiaries of the Company. In addition, he is the Chairman of the Company, the Chairman of MI Developments Inc. and the Chairman of Magna Entertainment Corp. His business address is: in care of Magna International Europe, Magna-Strasse 1, A-2522 Oberwaltersdorf, Austria.

The Stronach Trust is a trust existing under the laws of Ontario. Its main business is to serve as an estate planning vehicle for the Stronach family. Mr. Stronach acts as one of four trustees of the Stronach Trust. Mr. Stronach is entitled to appoint additional trustees and to remove trustees. Determinations by the Stronach Trust are made by a majority of the trustees, which majority must include Mr. Stronach. The address of the Stronach Trust’s principal offices is: 14875 Bayview Avenue, Aurora, Ontario, Canada L4G 3G8. The trustees of the Stronach Trust are listed in Schedule A attached hereto.

445 is a company incorporated under the laws of Ontario, Canada. Its main business is to act as a holding company of all of the outstanding equity interests in 446. The address of 445’s principal offices is: 14875 Bayview Avenue, Aurora, Ontario, Canada L4G 3G8. More than 99.9% of the outstanding voting securities of 445 are held by the Stronach Trust. The executive officers and directors of 445 are listed in Schedule A attached hereto.

446 is a company incorporated under the laws of Ontario, Canada. Its sole business is to fulfill the obligations and exercise the rights deriving from the agreements related to the Transactions to which it is a party. The address of 446’s principal offices is: 14875 Bayview Avenue, Aurora, Ontario, Canada L4G 3G8. 446 is a wholly owned subsidiary of 445. The executive officers and directors of 446 are listed in Schedule A attached hereto.

19

Newco is a company incorporated under the laws of Ontario, Canada. Its sole business is to fulfill the obligations and exercise the rights deriving from the agreements related to the Transactions to which it is a party. The address of Newco’s principal offices is: Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1. 446 holds approximately 53% of the voting rights and 49% of the dividend rights of the outstanding Newco shares; RM Sub holds approximately 35% of the voting rights and 49% of the dividend rights of the outstanding Newco shares and MPMAG Holdings Inc. (“Principals Holdco”) holds approximately 12% of the voting rights and approximately 2% of the dividend rights of the outstanding Newco shares. The executive officers and directors of Newco are listed in Schedule A attached hereto.

Newco I.5 is a company incorporated under the laws of Ontario, Canada. Its sole business is to fulfill the obligations and exercise the rights deriving from the agreements related to the Transactions to which it is a party. The address of Newco I.5’s principal offices is: Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1. Newco holds 100% of the voting rights and approximately 85% of the dividend rights of the outstanding Newco I.5 shares and Principals Holdco holds approximately 15% of the dividend rights of the outstanding Newco I.5 shares. The executive officers and directors of Newco I.5 are listed in Schedule A attached hereto.

Newco II is a company incorporated under the laws of Ontario, Canada. Its sole business is to fulfill the obligations and exercise the rights deriving from the agreements related to the Transactions to which it is a party. The address of Newco II’s principal offices is: Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1. Newco I.5 holds approximately 89% of the voting rights and 100% of the dividend rights of the outstanding Newco II shares and RM Sub holds approximately 11% of the voting rights of the outstanding Newco II shares. The executive officers and directors of Newco II are listed in Schedule A attached hereto.

447 is a company incorporated under the laws of Ontario, Canada. Its sole business is to fulfill the obligations and exercise the rights deriving from the agreements related to the Transactions to which it is a party. The address of 447’s principal offices is: Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1. 447 is a wholly owned subsidiary of Newco. The executive officers and directors of 447 are listed in Schedule A attached hereto.

BE is a limited liability company formed under the laws of Russia. The address of BE’s principal offices is 30 Rochdelskaya Street, Moscow, Russia 123022. BE acts as the investment advisor to the Basic Element group of companies. BE is controlled, through family-owned entities, by Oleg Deripaska (“Mr. Deripaska”). The executive officers and directors of BE are listed in Schedule A attached hereto.

RM is a joint stock company incorporated under the laws of Russia. The address of RM’s principal offices is 3 Kapranov Lane, 123242 Moscow, Russia. RM is a member of the Basic Element group of companies and is engaged in the automotive industry. RM is controlled, through family-owned entities, by Mr. Deripaska. The executive officers and directors of RM are listed in Schedule A attached hereto.

RM Sub is a company incorporated under the laws of The Netherlands. The address of RM Sub’s principal offices is Haaksbergweg 31 Suite 4, 1101BP Amsterdam. RM Sub is the vehicle through which RM holds its investment in the Company but does not carry any other business or operations. RM Sub is a wholly owned subsidiary of RM. The executive officers and directors of RM Sub are listed in Schedule A attached hereto.

Walker Holdco is a company incorporated under the laws of Ontario, Canada. Its sole business is to fulfill the obligations and exercise the rights deriving from the agreements related to the Transactions

20

to which it is a party. The address of Walker Holdco’s principal offices is: Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1. The executive officers and directors of Walker Holdco are listed in Schedule A attached hereto.

Wolf Holdco is a company incorporated under the laws of Ontario, Canada. Its sole business is to fulfill the obligations and exercise the rights deriving from the agreements related to the Transactions to which it is a party. The address of Wolf Holdco’s principal offices is: Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1. The executive officers and directors of Wolf Holdco are listed in Schedule A attached hereto.

Galifi Holdco is a company incorporated under the laws of Ontario, Canada. Its sole business is to fulfill the obligations and exercise the rights deriving from the agreements related to the Transactions to which it is a party. The address of Galifi Holdco’s principal offices is: Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1. The executive officers and directors of Galifi Holdco are listed in Schedule A attached hereto.

Koob Holdco is a company incorporated under the laws of Ontario, Canada. Its sole business is to fulfill the obligations and exercise the rights deriving from the agreements related to the Transactions to which it is a party. The address of Koob Holdco’s principal offices is: Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1. The executive officers and directors of Koob Holdco are listed in Schedule A attached hereto.

Palmer Holdco is a company incorporated under the laws of Ontario, Canada. Its sole business is to fulfill the obligations and exercise the rights deriving from the agreements related to the Transactions to which it is a party. The address of Palmer Holdco’s principal offices is: Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1. The executive officers and directors of Palmer Holdco are listed in Schedule A attached hereto.

During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase by Newco II of the 20,000,000 Class A Subordinate Voting shares of the Company were derived in part from a loan (the “RM Loan”) granted to RM Sub by BNP Paribas SA (“RM’s Lender”) and the balance from an intercompany loan to RM Sub from Mallow Capital Corp., a member of the Basic Element group of companies.

On September 20, 2007, RM Sub entered into the Credit Agreement (the “Credit Agreement”), attached hereto as Exhibit B, with BNP Paribas SA and the other financial institutions from time to time party thereto (collectively, the “Lenders”). Under the Credit Agreement, the Lenders agreed, subject to the terms and conditions of the Credit Agreement, to make available to RM Sub an aggregate principal amount of up to $1,229,127,200 and on September 20, 2007, extended an initial loan in the aggregate principal amount of $877,948,000. Subject to the terms and conditions of the Credit Agreement, RM Sub expects that the remaining $351,179,200 will be advanced to RM Sub four months from the initial loan date. The Credit Agreement includes representations and warranties, covenants and events of default customary for this type of facility. The RM Loan will mature on September 20, 2009.

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RM Sub advanced US$1,459,770,000 to Newco II, used to finance in part the purchase by Newco II of 20,000,000 Class A Subordinate Voting shares of the Company, pursuant to the Newco II Loan Note described in Item 6 below. The balance of US$76,830,000, used by Newco II to purchase the 20,000,000 Class A Subordinate Voting shares, was contributed by RM Sub to Newco and then transferred by Newco to Newco II by way of capital contribution through Newco I.5.

445 contributed, though a series of transactions, 726,829 Class B shares of the Company to 447.

The Principals contributed, though a series of transactions, an aggregate 605,000 Class A Subordinate Voting shares of the Company to Walker Holdco, Wolf Holdco, Galifi Holdco, Koob Holdco and Palmer Holdco.

Item 4. Purpose of the Transactions

The Transactions were completed to enable both the Company and RM to accelerate their strategic efforts to capitalize on the significant growth opportunities in the growing Russian automotive market. The combined holdings of the Reporting Persons will be voted so as to elect directors of the Company, as follows:

(i)	six nominees of 446, including the chairman of the Company’s board of directors, provided that at least four such nominees are “independent”;

(ii)	six nominees of RM Sub, provided that at least four such nominees are “independent”; and

(iii)	subject to certain exceptions, Messrs. Donald J. Walker and Siegfried Wolf, the Company’s current co-CEOs.

Except for the fact that RM Sub still needs to nominate one director of the Company, none of the Reporting Persons currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D except as set forth herein or such as would occur upon completion of the actions discussed above. Each of the Reporting Persons intends to evaluate on an ongoing basis their investment in the Company and their options with respect to such investment. As a result of such evaluation, one or more of the Reporting Persons, may make suggestions or adopt positions with respect to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D. Furthermore, Mr. Stronach may, in his capacity as Chairman of the Company, communicate with the Company’s management, directors, shareholders and other parties with respect to such transactions.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number of the Class A Subordinate Voting shares outstanding as of September 27, 2007 is 117,820,222, based upon the information provided by Computershare Trust Company of Canada, acting as transfer agent of the Company. As of the close of business on September 27, 2007, the Reporting Persons beneficially owned, through Newco, 21,331,829 Class A Subordinate Voting shares, as follows:

(i)	Newco II holds 20,000,000 Class A Subordinate Voting shares of the Company;

(ii)	447 holds 726,829 Class B shares of the Company (each of which is convertible at any time into one Class A Subordinate Voting share of the Company);

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(iii)	each of Walker Holdco and Wolf Holdco holds 250,000 Class A Subordinate Voting shares of the Company; and

(iv)	each of Galifi Holdco, Koob Holdco and Palmer Holdco holds 35,000 Class A Subordinate Voting shares of the Company.

The Reporting Persons disclaim beneficial ownership of the Class A Subordinate Voting shares held by the Company’s U.S. and Canadian profit sharing plans (5,504,255 shares as of September 27, 2007) and the 91,740 Class A Subordinate Voting shares held by 865714 Ontario Inc, an entity that was incorporated to provide a continuing separate vehicle for the acquisition of capital stock of the Company and the sale thereof to members of Company management. In addition to the above, the Reporting Persons disclaim beneficial ownership of the shares of the Company held indirectly by Newco for purposes other than U.S. securities law purposes.

By virtue of the Investors Agreement (attached hereto as Exhibit C), the Newco II Shareholders Agreement (attached hereto as Exhibit D) and the Exit Agreement (attached hereto as Exhibit E), one or more of the Reporting Persons may be considered a group which, by virtue of the Principals Agreement (attached hereto as Exhibit H), may be considered to include the Principals and Principals Holdco. Independent of shares of the Company, held directly or indirectly, by Newco, the Principals beneficially own the following Class A Subordinate Voting shares, which are excluded from the shares reflected on the cover pages to this Statement:

(i)	Mr. Walker is the beneficial owner of 558,938 Class A Subordinate Voting shares of the Company, comprised of 15,437 Class A Shares, 548 Class A Subordinate Voting shares of the Company issuable upon conversion of CDN$50,000 of the Company’s 6.5% Convertible Subordinated Debentures (the “Debentures”) and 542,953 options to acquire Class A Subordinate Voting shares of the Company, all of which are currently exercisable;

(ii)	Mr. Wolf is the beneficial owner of 284,500 Class A Subordinate Voting shares of the Company, comprised of 54,199 Class A Subordinate Voting shares of the Company, 79,248 restricted Class A Subordinate Voting shares of the Company and 151,053 options to acquire Class A Subordinate Voting shares of the Company, all of which are currently exercisable;

(iii)	Mr. Galifi is the beneficial owner of 288,707 Class A Subordinate Voting shares of the Company, comprised of 5,273 Class A Subordinate Voting shares of the Company, 2,193 Class A Subordinate Voting shares of the Company issuable upon conversion of CDN$200,000 of the Debentures, 223,900 options to acquire Class A Subordinate Voting shares of the Company, all of which are currently exercisable, an aggregate of 481 Class A Subordinate Voting shares of the Company held in the name of family members sharing the same residence, and 31,971 restricted Class A Subordinate Voting shares of the Company and 24,889 Class A Subordinate Voting shares of the Company, both of which are held by an investment holding company which is controlled by Mr. Galifi;

(iv)	Mr. Koob is the beneficial owner of 171,720 Class A Subordinate Voting shares of the Company, comprised of 11,020 Class A Subordinate Voting shares of the Company and 160,700 options to acquire Class A Shares, all of which are currently exercisable; and

(v)	Mr. Palmer is the beneficial owner of 154,063 Class A Subordinate Voting shares of the Company, comprised of 18,625 Class A Subordinate Voting shares of the Company, 438

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Class A Shares issuable upon conversion of CDN$40,000 of the Debentures and 135,000 options to acquire Class A Subordinate Voting shares of the Company, all of which are currently exercisable.

(b) The Investors Agreement and the Newco II Shareholders Agreement contain provisions concerning the power to vote and to dispose of the shares of the Company held indirectly by Newco. For a summary of such agreements, see Item 6 below.

(c) Schedule B hereto lists all transactions in the Company’s shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by the persons listed in Schedule A, in the period beginning sixty days prior to October 1, 2007.

(d) Except as described in Item 6 below, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Subordinate Voting shares of the Company reflected on the cover pages to this Statement.

(e) - (j) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following is a summary of certain of the material terms of the agreements entered into in connection with the Transactions, complete copies of which are filed as exhibits hereto.

Capitalized terms used but not otherwise defined shall have the meanings ascribed to them in the respective agreements being referred to.

Investors Agreement

The Investors Agreement (attached hereto as Exhibit C) was entered into by 446 and RM Sub on September 20, 2007 and provides for, among other things, the business and management of Newco, the composition of the board of directors of Newco and the voting of the Class B shares and the Class A Subordinate Voting shares of the Company held indirectly by Newco to effect the agreed composition of the Company’s board of directors.

The board of directors of Newco will consist of six directors: (a) two nominees of 446, one of whom will be appointed chairman of the board of directors of Newco, (b) two nominees of RM Sub and (c) subject to certain limitations, Messrs. Walker and Wolf, the co-chief executive officers of Magna.

Pursuant to the Investors Agreement, 446 and RM Sub will cause Newco to vote the Class A Subordinate Voting shares and Class B shares held indirectly by it to ensure that the board of directors of the Company consists of: (a) six nominees of 446, one of whom will be appointed Chairman of the Board, provided that at least four of such nominees are “independent”, (b) six nominees of RM Sub, provided that at least four of such nominees are “independent”, and (c) subject to certain limitations, Messrs. Walker and Wolf.

Pursuant to the Investors Agreement, in the event that the employment of either Mr. Walker or Mr. Wolf as an executive officer of Magna is terminated by Magna, or either is requested by Magna to resign as an executive officer of Magna, unless both 446 and RM Sub agree in writing, 446 and RM Sub will cause Newco to vote the Class A Subordinate Voting shares and Class B shares over which it has control to remove either Mr. Walker or Mr. Wolf, as the case may be, as a director of Magna.

The Investors Agreement prohibits 446 and RM Sub (and certain of their respective affiliates, associates and joint actors) from acquiring additional Class A Subordinate Voting shares or Class B

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shares of the Company, except in certain circumstances, including pursuant to the exercise of options or with the prior approval of the directors of Newco.

Newco II Shareholders Agreement

The Newco II Shareholders Agreement (attached hereto as Exhibit D) was entered into on September 20, 2007 among 446, RM Sub, Principals Holdco, Newco, Newco I.5 and Newco II and provides for, among other things, the business and management of Newco I.5 and Newco II, the composition of their respective boards of directors and the voting of the Class A Subordinate Voting shares of the Company held, directly and indirectly, by Newco I.5 and Newco II.

The board of directors of Newco I.5 will consist of six directors, who will be the same individuals as the directors of Newco. The board of directors for Newco II will also consist of six directors, who will be the same individuals as the directors of Newco. If the number of directors of Newco changes, the number of directors on the boards of Newco I.5 and Newco II will be adjusted so that all three boards of directors will have the same directors.

The Newco II Shareholders Agreement provides that Newco I.5 and Newco II will vote the Class A Subordinate Voting shares held, directly or indirectly, by them to cause the Company’s Board to consist of those directors listed in the summary of the Investors Agreement. Newco I.5 and Newco II will vote the Class A Subordinate Voting shares held, directly or indirectly, by them also to cause the Company to adopt governance guidelines, which will form part of the procedure of the Board, to the effect that:

(i)	each director of the Company must declare his interest and abstain from voting on all matters where there is an actual or perceived conflict of interest involving him, including in the case of directors who are direct or indirect shareholders of Principals Holdco;

(ii)	the appointment of directors of the Company to committees of the Board;

(iii)	with respect to any matter where any of 446’s or RM Sub’s nominees to the Board who is not “independent” has declared an interest and is abstaining from voting; and

(iv)	the approval of any Out of the Ordinary Course Transaction will require the approval of at least two-thirds of the directors of the Company.

In addition, Newco I.5 and Newco II will vote the Class A Subordinate Voting shares of the Company held, directly or indirectly, by them against any resolution that would have the effect of detracting from the culture, business philosophies and operating principles that have been the cornerstone of the Company’s success, including in particular the Company’s Corporate Constitution, the employee profit sharing principles contained therein and the Employee Charter and in favour of any resolution that may be required to reaffirm or otherwise maintain in force such culture, philosophies and principles in all fundamental respects.

The Newco II Shareholders Agreement prohibits the transfer of any shares of Newco I.5 or Newco II, except in limited circumstances.

Exit Agreement

The Exit Agreement (attached hereto as Exhibit E) was entered into on September 20, 2007 among 446, RM Sub, RM, 445327, Newco I.5 and Newco II and provides for, among other things, the

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exit of RM Sub from its investment in Newco and Newco II under certain circumstances. The Exit Agreement also provides RM Sub with the right to pledge the 20 million Class A Subordinate Voting shares owned by Newco II to secure the RM Loan.

The Exit Agreement provides three ways for RM Sub to exit from its investment in Newco, Newco I.5 and Newco II, subject to various conditions: (a) at the election of RM Sub after September 20, 2009 (or earlier in certain circumstances), (b) at the election of 446 after September 20, 2010 (or earlier in certain circumstances) (an exit in the case of (a) or (b), a “Sale Transaction”) or (c) upon an enforcement of the Newco II Loan Note (a “Realization Sale”).

In the case of a Sale Transaction, either RM Sub or 446 may elect to effect “tuck transactions” whereby through a series of transactions the outstanding shares of Newco II will be exchanged for 20 million newly-issued Class A Subordinate Voting shares of the Company and the 20 million Class A Subordinate Voting shares of the Company held by Newco II will be cancelled (the “Tuck Transactions”). RM’s Lender, under the RM Loan (“RM’s Lender”), may also elect to effect Tuck Transactions in connection with a Realization Sale. The Tuck Transactions are intended to facilitate an efficient exit by RM Sub from its investment in Newco and Newco II.

Exchange Agreement

The Exchange Agreement (attached hereto as Exhibit F) was entered into on September 20, 2007 among the Company, 446, RM Sub, RM, 445327, Newco I.5 and Newco II and provides for the Tuck Transactions to be effected pursuant to the Exit Agreement.

The Tuck Transactions are a series of transactions whereby outstanding shares of Newco II held by Newco I.5 and RM Sub will be exchanged for 20 million newly-issued Class A Subordinate Voting shares and the 20 million Class A Subordinate Voting shares held by Newco II will be cancelled. In particular, if RM Sub gives the Company notice of a RM Sub exit or the occurrence of a Realization Event, or if 446 gives notice of a 446 Exit, and the exit or realization includes the Tuck Transactions, the following steps will occur:

(i)	the Newco II Loan will be converted into special shares of Newco II, which will then be held by RM Sub;

(ii)	RM Sub will sell to the Company all of its shares of Newco II;

(iii)	in consideration for RM Sub’s shares of Newco II, the Company will issue to RM Sub or its designee a certain number of Class A Subordinate Voting shares of the Company;

(iv)	Newco I.5 will sell to the Company all of its shares of Newco II;

(v)	in consideration for Newco I.5’s shares of Newco II, the Company will issue to Newco I.5 or its designee a certain number of Class A Subordinate Voting shares of the Company; and

(vi)	Newco II will be wound up into the Company.

Registration Rights Agreement

The Registration Rights Agreement (attached hereto as Exhibit G) was entered into on September 20, 2007, among the Company, RM Sub, Newco I.5, Newco II and RM’s Lender. It provides that any

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holder of the 20 million Class A Subordinate Voting shares acquired by Newco II or the Class A Subordinate Voting shares issued by the Company in the Tuck Transactions (the “Registrable Securities”) may request that the Company:

(a)	register under the U.S. Securities Act, provided that either (i) at the time of the request, the Class A Subordinate Voting shares are registered with the SEC under the Exchange Act or the Company is otherwise subject to reporting requirements under the Exchange Act or (ii) the Company is otherwise required to register under the U.S. Securities Act in order for the Company to effect a distribution in Canada;

(b)	file and obtain a receipt for a preliminary Canadian prospectus in such provinces and territories of Canada as the holder making the request specifies; or

(c)	register under the U.S. Securities Act as described in clause (a) above and file a prospectus as described in clause (b) above,

in respect of all or any portion of the Registrable Securities held by such holder. RM’s Lender may submit a notice for registration after the occurrence of a Realization Event or when it has a bona fide anticipation that a Realization Event may occur within 40 days after submitting the notice. Other holders may submit a notice for registration only after an Exit Notice has been delivered in accordance with the Exit Agreement.

On September 20, 2007, the Company filed a final base shelf prospectus with the Ontario Securities Commission to qualify the distribution of all the Registrable Securities in Ontario and filed with the SEC a shelf registration statement containing the base shelf prospectus on a form eligible for such use under MJDS to register offers and sales of the Registrable Securities under the U.S. Securities Act. The Company will be permitted to withdraw the base shelf prospectus and the shelf registration statement at any time after September 20, 2009.

Principals Agreement

The Principals Agreement (attached hereto as Exhibit H) was entered into on September 20, 2007 among each of the Principals, their individual and common holding companies, Principals Holdco, Newco I.5 and Newco and provides for, among other things, restrictions on transfer, acquisition of additional Class A Subordinate Voting shares, the exit of a Principal from his indirect relationship with Newco, 446 and RM Sub under certain circumstances and a reduction in dividend entitlement in certain circumstances.

In the event that a Principal is no longer employed by the Company or an affiliate of the Company (including as a result of death or permanent disability), the Principal or his estate or legal representative will have the right to cause the disposition of that portion of the Class A Subordinate Voting shares of the Company contributed by the Principal indirectly to Newco. The Principals Agreement provides certain mechanisms for facilitating the exit of a Principal. In the event that the Tuck Transactions occur pursuant to the Exchange Agreement, the parties to the Principals Agreement will complete the transactions contemplated by the Principals Exchange Agreement.

If, prior to September 20, 2013, a Principal resigns from his employment with the Company or an affiliate of the Company, but has not exited as described above, the portion of the dividends to which he would have otherwise been entitled in each of the six years following September 20, 2007 which exceeds the dividends received directly or indirectly by Newco and Newco I.5 from that portion of the Class A

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Subordinated Voting shares of the Company contributed by the Principal indirectly to Newco will be reduced in accordance with a formula set out in the Principals Agreement.

The Principals Agreement restricts each Principal from transferring directly or indirectly his shares in Newco. Each Principal is also prohibited from acquiring additional Class A Subordinate Voting shares except in certain circumstances, including pursuant to an employee, officer or director equity compensation arrangement of the Company.

Newco II Loan Note

The Newco II Loan Note (attached hereto as Exhibit I) was issued on September 20, 2007, by Newco II in favour of RM Sub, as evidence of the loan of CDN$1,481,228,619, granted by RM Sub to Newco II. The Newco II Loan is a twenty year non-interest bearing loan. Any event of default under the RM Loan or any demand for payment of the principal under the RM Loan will be deemed a demand for payment under the Newco II Loan Note. The Newco II Loan is secured by a pledge by Newco II of the 20,000,000 Class A Subordinate Voting shares of the Company owned by Newco II.

446 Call Option Agreement

The 446 Call Option Agreement (attached hereto as Exhibit J) was entered into on September 20, 2007 among 446, 447 and Newco. This agreement provides 446 with an option, exercisable in certain circumstances, to purchase all of the Class B shares of the Company held by 447. The obligations of 447 to 446 under the agreement are secured by a pledge of its Class B Shares. The agreement also provides for customary representations, warranties and covenants of the parties.

446 shall have the right to purchase from 447 all of the 726,829 Class B Shares held by 447, in exchange for the 42,000 Class B shares in the capital of Newco held by 446, on the occurrence of any of the following (each a “Triggering Event”):

(i)	the delivery of an Exit Notice by 446 pursuant to a 446 Voluntary Exit;

(ii)	the delivery of an Exit Notice by RM Sub pursuant to a 446 Insolvency Event or a 446 Material Breach;

(iii)	the delivery of an Exit Notice by 446 pursuant to an RM Insolvency Event or an RM Material Breach;

(iv)	any demand for repayment of the Newco II Loan; or

(v)	the closing of the sale by RM Sub to Newco Purchaser pursuant to an RM Voluntary Exit.

Shareholders Agreement

The Shareholders Agreement (attached hereto as Exhibit K) was entered into on September 20, 2007 among Mr. Stronach, the Stronach Trust, Mr. Deripaska and Basic Element Ltd. The parties have entered into this agreement to ensure compliance, by all members of the 446 group of companies and of the Basic Element group of companies, of the provisions of the Investors Agreement providing for restrictions on:

(i)	acquisitions of shares of the Company, in addition to the shares currently indirectly held by Newco; and

(ii)	transfers of the shares of Newco held by 446 and RM Sub.

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Item 7. Material to be Filed as Exhibits.

Schedule A	List of executive officers and directors of the Reporting Persons;

Schedule B	Transactions in the Company’s shares by the Reporting Persons and their executive officers and directors;

Exhibit A	Joint Filing Agreement, among the Reporting Persons, dated October 1, 2007;

Exhibit B	Credit Agreement between RM’s Lender, the other lenders party thereto from time to time, and RM Sub, as borrower, dated September 20, 2007;

Exhibit C	Investors Agreement, between 446 and RM Sub, dated September 20, 2007;

Exhibit D	Newco II Unanimous Shareholders Agreement, among 446, RM Sub, MPMAG Holdings Inc., Newco, Newco I.5 and Newco II (acknowledged and agreed by RM’s Lender), dated September 20, 2007;

Exhibit E	Exit Agreement, among the Company, RM, RM Sub, 445, 446, Newco I.5 and Newco II, dated September 20, 2007;

Exhibit F	Exchange Agreement, among the Company, RM, RM Sub, 445, 446, Newco I.5 and Newco II, dated September 20, 2007;

Exhibit G	Registration Rights Agreement, among the Company, RM Sub, Newco I.5, Newco II and RM’s Lender, dated September 20, 2007;

Exhibit H	Principals Agreement, among the Company, Newco, Newco I.5, MPMAG Holdings Inc., VGMAG Inc., Makrist Beteiligungen GmbH, JPMAG Inc., DWMAG Inc., WSA Beteiligungs GmbH, GKP Holdings Inc., SW CDN Holdings Inc., Walker Holdco, Wolf Holdco, Galifi Holdco, Koob Holdco, Palmer Holdco, Donald J. Walker, Siegfried Wolf, Vincent J. Galifi, Peter Koob and Jeffrey O. Palmer, dated September 20, 2007;

Exhibit I	Newco II Loan Note, issued by Newco II in favor of RM Sub (acknowledged and agreed by RM’s Lender), dated September 20, 2007;

Exhibit J	Magna Class B Share Option Agreement, among 447, 446 and Newco, dated September 20, 2007; and

Exhibit K	Agreement, among Mr. Stronach, Mr. Deripaska and Basic Element Ltd., dated September 20, 2007.

Exhibit L	Powers of Attorney

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SIGNATURES

After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2007

FRANK STRONACH

/s/ Frank Stronach

THE STRONACH TRUST

By:	/s/ Belinda Stronach
Authorized Signing Officer

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Authorized Signing Officer

446 HOLDINGS INC.

By:	/s/ Belinda Stronach
Authorized Signing Officer

COMPANY BAZOVY ELEMENT LLC

By:	/s/ Mikhail Gurfinkel
Authorized Signing Officer

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OPEN JOINT STOCK COMPANY RUSSIAN MACHINES

By:	/s/ Mikhail Gurfinkel
Authorized Signing Officer

VELERON HOLDING B.V.

By:	/s/ Mikhail Gurfinkel
Authorized Signing Officer

447 HOLDINGS INC.

By:	/s/ Vincent J. Galifi
Authorized Signing Officer

M UNICAR INC

By:	/s/ Jeffrey O. Palmer
Authorized Signing Officer

2143453 ONTARIO INC.

By:	/s/ Jeffrey O. Palmer
Authorized Signing Officer

2143455 ONTARIO INC.

By:	/s/ Jeffrey O. Palmer
Authorized Signing Officer

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DW HOLDCO INC.

By:	/s/ Donald J. Walker
Authorized Signing Officer

SW HOLDCO INC.

By:	/s/ Vincent J. Galifi
Authorized Signing Officer

VG HOLDCO INC.

By:	/s/ Jeffrey O. Palmer
Authorized Signing Officer

PK HOLDCO INC.

By:	/s/ Vincent J. Galifi
Authorized Signing Officer

JOP HOLDCO INC.

By:	/s/ Jeffrey O. Palmer
Authorized Signing Officer

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SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Executive Officers and Directors of Company Bazovy Element LLC

The following table sets forth the name, business address and present principal occupation of each director and executive officer of Company Bazovy Element LLC. Each individual listed below is a citizen of Russia.

Name	Principal Occupation	Business Address

Oleg V. Deripaska	Chairman of the Supervisory Board of Company Bazovy Element LLC	Company Bazovy Element LLC 30 Rochdelskaya Street 123022 Moscow, Russia

Gulzhan T. Moldazhanova	General Director of Company Bazovy Element LLC	Company Bazovy Element LLC 30 Rochdelskaya Street 123022 Moscow, Russia

Georgy S. Oganov	Advisor to Chairman of Supervisory Board of Company Bazovy Element LLC	Company Bazovy Element LLC 30 Rochdelskaya Street 123022 Moscow, Russia

Elena V. Divilkovskaya	Chief Accountant of Company Bazovy Element LLC	Company Bazovy Element LLC 30 Rochdelskaya Street 123022 Moscow, Russia

Executive Officers and Directors of OJSC Russian Machines

The following table sets forth the name, business address and present principal occupation of each director and executive officer of OJSC Russian Machines. Each individual listed below is a citizen of Russia.

Name	Principal Occupation	Business Address

Oleg V. Deripaska	Chairman of the Supervisory Board of Company Bazovy Element LLC	Company Bazovy Element LLC 30 Rochdelskaya Street 123022 Moscow, Russia

Alexey G. Barantsev	Director for Development of Operating Activities, First Deputy President of the Board of Group GAZ Managing Company LLC	Group GAZ Managing Company LLC 88 Lenin Avenue 603004 Nizhny Novgorod, Russia

Valery G. Lukin	General Director of OJSC Russian Machines	OJSC Russian Machines 3 Kapranov Lane 123242 Moscow, Russia

Alla V. Osadchaya	Deputy Director, Investment Department, of Company Bazovy Element LLC	Company Bazovy Element LLC 30 Rochdelskaya Street 123022 Moscow, Russia

Andrey B. Yaschenko	Deputy Director, Financial Department, of Company Bazovy Element LLC	Company Bazovy Element LLC 30 Rochdelskaya Street 123022 Moscow, Russia

Petr S. Zolotarev	General Director of OJSC Amtel Vredestein	OJSC Amtel Vredestein 11 Sharikopodshipnikovskaya Street 115088 Moscow, Russia

Nadezhda A. Boriuk	Chief Accountant of OJSC Russian Machines	OJSC Russian Machines 3 Kapranov Lane 123242 Moscow, Russia

Executive Officers and Directors of Veleron Holdings B.V.

The following table sets forth the name, business address, and present principal business of C-Corp the sole director of Veleron Holdings B.V. C-Corp B.V. is incorporated in the Netherlands.

Name	Principal Occupation	Business Address

C-Corp B.V.	Member of the Board of Directors of Veleron Holdings B.V.	C-Corp B.V. Haaksbergweg 31, Suite 4 1101 BP Amsterdam, Netherlands

Trustees of the Stronach Trust

The following table sets forth the name, business address and present principal occupation of each trustee of the Stronach Trust. Except as set out below, each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address

Frank Stronach (citizen of Austria)	Partner, Stronach & Co. (Consultant)	in care of Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria

Belinda Stronach	Executive Vice-Chairman of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Andrew Stronach	President of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Elfriede Stronach	Secretary and Treasurer of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Executive Officers and Directors of 445327 Ontario Limited

The following table sets forth the name, business address and present principal occupation of each director and executive officer of 445327 Ontario Limited. Each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address

Belinda Stronach	Executive Vice-Chairman of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Elfriede Stronach	Secretary and Treasurer of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Executive Officers and Directors of 446 Holdings Inc.

The following table sets forth the name, business address and present principal occupation of each director and executive officer of 446 Holdings Inc. Belinda Stronach is a citizen of Canada.

Name	Principal Occupation	Business Address

Belinda Stronach	Executive Vice-Chairman of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Executive Officers and Directors of 447 Holdings Inc.

The following table sets forth the name, business address and present principal occupation of each director and executive officer of 447 Holdings Inc. Except as set out below, each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address

Frank Stronach (citizen of Austria)	Partner, Stronach & Co. (Consultant)	in care of Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria

Belinda Stronach	Executive Vice-Chairman of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Vincent J. Galifi	Executive Vice-President and Chief Financial Officer of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Jeffrey O. Palmer	Executive Vice-President of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Executive Officers and Directors of M Unicar Inc.

The following table sets forth the name, business address and present principal occupation of each director and executive officer of M Unicar Inc. Except as set out below, each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address

Frank Stronach (citizen of Austria)	Partner, Stronach & Co. (Consultant)	in care of Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria

Oleg V. Deripaska (citizen of Russia)	Chairman of the Supervisory Board of Company Bazovy Element LLC	Company Bazovy Element LLC 30 Rochdelskaya Street 123022 Moscow, Russia

Gulzhan T. Moldazhanova (citizen of Russia)	General Director of Company Bazovy Element LLC	Company Bazovy Element LLC 30 Rochdelskaya Street 123022 Moscow, Russia

Belinda Stronach	Executive Vice-Chairman of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Donald Walker	Co-Chief Executive Officer of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Siegfried Wolf (citizen of Austria)	Co-Chief Executive Officer of Magna International Inc.	Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria

Vincent J. Galifi	Executive Vice-President and Chief Financial Officer of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Jeffrey O. Palmer	Executive Vice-President of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Executive Officers and Directors of 2143453 Ontario Inc.

The following table sets forth the name, business address and present principal occupation of each director and executive officer of 2143453 Ontario Inc. Except as set out below, each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address

Frank Stronach (citizen of Austria)	Partner, Stronach & Co. (Consultant)	in care of Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria

Oleg V. Deripaska (citizen of Russia)	Chairman of the Supervisory Board of Company Bazovy Element LLC	Company Bazovy Element LLC 30 Rochdelskaya Street 123022 Moscow, Russia

Gulzhan T. Moldazhanova (citizen of Russia)	General Director of Company Bazovy Element LLC	Company Bazovy Element LLC 30 Rochdelskaya Street 123022 Moscow, Russia

Belinda Stronach	Executive Vice-Chairman of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Donald Walker	Co-Chief Executive Officer of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Siegfried Wolf (citizen of Austria)	Co-Chief Executive Officer of Magna International Inc.	Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria

Vincent J. Galifi	Executive Vice-President and Chief Financial Officer of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Jeffrey O. Palmer	Executive Vice-President of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Executive Officers and Directors of 2143455 Ontario Inc.

The following table sets forth the name, business address and present principal occupation of each director and executive officer of 2143455 Ontario Inc. Except as set out below, each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address

Frank Stronach (citizen of Austria)	Partner, Stronach & Co. (Consultant)	in care of Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria

Oleg V. Deripaska (citizen of Russia)	Chairman of the Supervisory Board of Company Bazovy Element LLC	Company Bazovy Element LLC 30 Rochdelskaya Street 123022 Moscow, Russia

Gulzhan T. Moldazhanova (citizen of Russia)	General Director of Company Bazovy Element LLC	Company Bazovy Element LLC 30 Rochdelskaya Street 123022 Moscow, Russia

Belinda Stronach	Executive Vice-Chairman of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Donald Walker	Co-Chief Executive Officer of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Siegfried Wolf (citizen of Austria)	Co-Chief Executive Officer of Magna International Inc.	Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria

Vincent J. Galifi	Executive Vice-President and Chief Financial Officer of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Jeffrey O. Palmer	Executive Vice-President of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Executive Officers and Directors of DW Holdco Inc.

The following table sets forth the name, business address and present principal occupation of each director and executive officer of DW Holdco Inc. Each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address

Donald Walker	Co-Chief Executive Officer of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Vincent J. Galifi	Executive Vice-President and Chief Financial Officer of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Executive Officers and Directors of SW Holdco Inc.

The following table sets forth the name, business address and present principal occupation of each director and executive officer of SW Holdco Inc. Except as set out below, each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address

Siegfried Wolf (citizen of Austria)	Co-Chief Executive Officer of Magna International Inc.	Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria

Vincent J. Galifi	Executive Vice-President and Chief Financial Officer of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Executive Officers and Directors of VG Holdco Inc.

The following table sets forth the name, business address and present principal occupation of each director and executive officer of VG Holdco Inc. Each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address

Vincent J. Galifi	Executive Vice-President and Chief Financial Officer of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Jeffrey O. Palmer	Executive Vice-President of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Executive Officers and Directors of PK Holdco Inc.

The following table sets forth the name, business address and present principal occupation of each director and executive officer of PK Holdco Inc. Except as set out below, each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address

Peter Koob (citizen of Germany)	Executive Vice-President - Corporate Development of Magna International Inc.	Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria

Vincent J. Galifi	Executive Vice-President and Chief Financial Officer of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Executive Officers and Directors of JOP Holdco Inc.

The following table sets forth the name, business address and present principal occupation of each director and executive officer of JOP Holdco Inc. Each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address

Jeffrey O. Palmer	Executive Vice-President of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Vincent J. Galifi	Executive Vice-President and Chief Financial Officer of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

SCHEDULE B

TRANSACTIONS IN THE PAST SIXTY DAYS

Name	Date of Transaction	Number of Shares	Type of Transaction	Price per Share
Galifi, Vincent J.	Sept 27, 2007	40,000	Exercise of stock options	US $35.10

	Sept 27, 2007	40,000	Open market sale of Class A Subordinate Voting shares	Cdn $97.0207

Koob, Peter	Aug 30, 2007	13,472	Award of restricted Class A Subordinate Voting shares	Cdn $50.18

	Aug 30, 2007	10,764	Award of restricted Class A Subordinate Voting shares	Cdn $48.32

	Aug 30, 2007	5,630	Award of restricted Class A Subordinate Voting shares	Cdn $47.39

	Sept 19, 2007	5,134	Award of restricted Class A Subordinate Voting shares	Cdn $47.84

Palmer, Jeffrey O.	Aug 17, 2007	10,764	Award of restricted Class A Subordinate Voting shares	Cdn $46.696

	Aug 17, 2007	5,630	Award of restricted Class A Subordinate Voting shares	Cdn $47.798

	Sept 19, 2007	5,134	Award of restricted Class A Subordinate Voting shares	Cdn $47.84

Stronach & Co.	Sept 25, 2007	72,600	Open market sale of Class A Subordinate Voting shares	Cdn $95.20

	Sept 26, 2007	96,300	Open market sale of Class A Subordinate Voting shares	Cdn $96.54

	Sept 27, 2007	79,126	Open market sale of Class A Subordinate Voting shares	Cdn $96.99

Stronach, Andrew	Sept 20, 2007	75	Issuer repurchase of Class B shares	Cdn $114

Stronach, Frank	Sept 24, 2007	19,100	Open market sale of Class A Subordinate Voting shares	Cdn $97.11

	Sept 25, 2007	34,238	Open market sale of Class A Subordinate Voting shares	Cdn $95.49

Walker, Donald J.	Sept 11, 2007	4,400	Exercise of stock options	Cdn $59.10

	Sept 11, 2007	25,000	Exercise of stock options	US $42.35

	Sept 20, 2007	10,000	Issuer repurchase of Class B shares	Cdn $114.00

Wolf, Siegfried	Sept 26, 2007	68,000	Exercise of stock options	US $35.10

	Sept 26, 2007	8,000	Exercise of stock options	US $51.85

	Sept 26, 2007	76,000	Open market sale of Class A Subordinate Voting shares	Cdn $95.9452

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Subordinate Voting shares of Magna International Inc., a corporation existing under laws of the Province of Ontario, Canada, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: October 1, 2007

FRANK STRONACH

/s/ Frank Stronach

THE STRONACH TRUST

By:	/s/ Belinda Stronach
Authorized Signing Officer

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Authorized Signing Officer

446 HOLDINGS INC.

By:	/s/ Belinda Stronach
Authorized Signing Officer

COMPANY BAZOVY ELEMENT LLC

By:	/s/ Mikhail Gurfinkel
Authorized Signing Officer

OPEN JOINT STOCK COMPANY RUSSIAN MACHINES

By:	/s/ Mikhail Gurfinkel
Authorized Signing Officer

VELERON HOLDING B.V.

By:	/s/ Mikhail Gurfinkel
Authorized Signing Officer

446 HOLDINGS INC.

By:	/s/ Vincent J. Galifi
Authorized Signing Officer

M UNICAR INC.

By:	/s/ Jeffrey O. Palmer
Authorized Signing Officer

2143453 ONTARIO INC.

By:	/s/ Jeffrey O. Palmer
Authorized Signing Officer

2143455 ONTARIO INC.

By:	/s/ Jeffrey O. Palmer
Authorized Signing Officer

DW HOLDCO INC.

By:	/s/ Donald J. Walker
Authorized Signing Officer

SW HOLDCO INC.

By:	/s/ Vincent J. Galifi
Authorized Signing Officer

VG HOLDCO INC.

By:	/s/ Jeffrey O. Palmer
Authorized Signing Officer

PK HOLDCO INC.

By:	/s/ Vincent J. Galifi
Authorized Signing Officer

JOP HOLDCO INC.

By:	/s/ Jeffrey O. Palmer
Authorized Signing Officer

EXHIBIT B

CREDIT AGREEMENT

Made as of September 20, 2007

Between

VELERON HOLDING B.V.

as Borrower

and

EACH OF THE FINANCIAL

INSTITUTIONS AND OTHER ENTITIES FROM

TIME TO TIME PARTIES HERETO

as Lenders

and

BNP PARIBAS SA

as Agent

MCMILLAN BINCH MENDELSOHN LLP

SECTION 1 – INTERPRETATION		1
1.1	Certain Defined Terms	1
1.2	Business Day	16
1.3	Conflict	16
1.4	Currency	16
1.5	Time	16
1.6	Headings and Table of Contents	16
1.7	Number and Gender	16
1.8	References	16
1.9	Statutory References	17
1.10	Time of Day	17
1.11	Governing Law	17
1.12	Entire Agreement	17
1.13	Severability	17
1.14	Schedules	17

SECTION 2 – REPRESENTATIONS AND WARRANTIES		18
2.1	Representations and Warranties	18
2.2	Deemed Repetition	20

SECTION 3 – THE CREDIT FACILITY		20
3.1	Establishment of Credit Facility	20
3.2	Obligations of the Lenders and the Agent	21
3.3	Availability of Credit Facility	21
3.4	Purpose	21
3.5	Deposit of Proceeds of Loans and Discount Proceeds	21
3.6	Evidence of Obligations	22

SECTION 4 – INTEREST, FEES AND EXPENSES		22
4.1	Interest on the Credit Facility	22
4.2	Fees	23
4.3	Interest on Overdue Amounts	23
4.4	Interest Act	23
4.5	Limit on Rate of Interest	23
4.6	Change in Circumstances	24
4.7	Payment of Portion; Replacement of Lenders under Certain Circumstances	25
4.8	Illegality	26
4.9	Substitute Basis of Advance	27
4.10	Mitigation Obligations	28
4.11	Indemnity	28

SECTION 5 – REDUCTION AND REPAYMENT		28
5.1	Term and Maturity	28
5.2	Repayment	29

(i)

5.3	Mandatory Repayment	29
5.4	Voluntary Prepayment	29

SECTION 6 – PAYMENTS AND TAXES		30
6.1	Payments Generally	30
6.2	Taxes	30
6.3	No Set-Off	31
6.4	Application of Payments After Exercise of Rights Under Section 10.2	31

SECTION 7 – SECURITY AND MARGINING REQUIREMENTS		32
7.1	Maximum Amount Secured	32
7.2	Security Documents	32
7.3	Collateral	32
7.4	Initial Obligation to Deliver Share Collateral to Satisfy Required Margin	33
7.5	Obligation to Maintain Required Margin	33
7.6	Accelerated Margin Call Event	34
7.7	Transfer of Title	34
7.8	No Security Interest	34
7.9	Borrowing to Meet Margin Call	34
7.10	Returned Cash Margin	34
7.11	Newco II Pledge Agreement	34

SECTION 8 – CONDITIONS PRECEDENT		35
8.1	Conditions Precedent to Disbursements of Advances	35
8.2	Waiver of a Condition Precedent	38

SECTION 9 – COVENANTS		38
9.1	Affirmative Covenants of the Borrower	38
9.2	Negative Covenants of the Borrower	39
9.3	Information	40

SECTION 10 – DEFAULT AND ENFORCEMENT		40
10.1	Events of Default	40
10.2	Rights upon Default and Event of Default	44
10.3	Waiver of Default	45

SECTION 11 – REMEDIES		45
11.1	Remedies Cumulative	45
11.2	Sharing of Information	45
11.3	Remedies Not Limited	46
11.4	Sharing of Proceeds Among the Lenders	46
11.5	Set-Off, etc.	46
11.6	Agent or Lender May Perform Covenants	46
11.7	Decision to Enforce Security Documents	46

SECTION 12 – THE AGENT AND THE LENDERS		47
12.1	Authorization of Agent	47
12.2	Action by Agent	47
12.3	Arrangements for Advances	48

(ii)

12.4	Arrangements for Repayment of Advances	48
12.5	Lenders Bound by Decision to Exercise Remedies	48
12.6	Deemed Repayment and Funding	48
12.7	Responsibility of Agent	49
12.8	Acknowledgement of Lenders	49
12.9	Successor Agent	50
12.10	Replacement of Agent	50
12.11	Notices between the Lenders and the Agent	50
12.12	Reliance by Agent	51
12.13	Reimbursement of Agent’s Expenses and Indemnity	51
12.14	Borrower’s Right to Rely on Agent	51
12.15	Agent’s Duty to Deliver Documents	51
12.16	No Partnership	52
12.17	Adjustments Among Lenders	52
12.18	Agent May Deal With Collateral	52
12.19	Indemnity of Agent	53
12.20	Agent May Debit Accounts	53
12.21	Agent May Advance Undertaking	53

SECTION 13 – ASSIGNS AND PARTICIPANTS		53
13.1	Assignment and Participation	53
13.2	Eligible Institutions	55

SECTION 14 – MISCELLANEOUS		55
14.1	Amendments, Waivers, etc.	55
14.2	Waivers Effective in Specific Instance	56
14.3	No Deemed Subordination	56
14.4	Notice	57
14.5	Further Assurances	57
14.6	Judgment Currency	57
14.7	Exercise of Rights, etc.	58
14.8	Reimbursement of Expenses	58
14.9	Submission to Jurisdiction	58
14.10	Counterparts	58
14.11	Delivery by Fax	58
14.12	Confidentiality	58

Schedule 1.1(21) – Branches of Account

Schedule 1.1(30) – Commitments

Schedule 13.1(3)(b) – Assignment and Assumption Agreement

Exhibit A – Basic Element Limited Indemnity

Exhibit B – Pledge and Security Agreement

Exhibit C-1 – Canadian Counsel to Borrower Opinion

(iii)

Exhibit C-2 – Dutch Counsel to Borrower Opinion

Exhibit D – Counsel to Newco II Opinion

Exhibit E – Counsel to Magna Opinion

(iv)

CREDIT AGREEMENT

This Agreement is made as of September 20, 2007, between

VELERON HOLDING B.V. as Borrower and EACH OF THE FINANCIAL INSTITUTIONS AND OTHER ENTITIES FROM TIME TO TIME PARTIES HERETO as Lenders and BNP PARIBAS SA as Agent

RECITALS

A. The Borrower has requested that the Lenders make the Credit Facility available.

B. Each Lender is prepared to make its Commitment available to the Borrower, subject to Applicable Law and the terms and conditions of this Agreement.

FOR VALUE RECEIVED, the parties agree as follows:

SECTION 1 – INTERPRETATION

1.1	Certain Defined Terms

In this Agreement:

(1) Acquisition means the acquisition of 20 million Shares by Newco II funded by the Newco II Loan Note as contemplated by the Exit Agreement.

(2) Additional Compensation has the meaning given to it in Section 4.6(3).

(3) Advance means an extension of credit under the Credit Facility by a Lender to the Borrower. Any reference to the amount of any Advance shall refer to the principal amount thereof.

(4) Affected Borrowing has the meaning given to it in Section 4.7.

(5) Affiliate has the meaning given to it in the Business Corporations Act (Ontario), except that all references therein to a “body corporate” shall be deemed to be a reference to a Person.

(6) Agent means BNP Paribas SA when acting as agent hereunder and any successor agent appointed under Section 12.9.

(7) Agent’s Account for Payments means for all payments for and by the Borrower and all Transfers of Cash Margin by the Borrower, the following account maintained by the Agent at its Dublin branch, to which payments and Transfers are to be effected as follows:

Bank:	BNP Paribas (New York)
ABA:	026-007-689
SWIFT:	BNPAUS3N
Account:	BNP Paribas (Dublin)
Account No:	0200 1927 5900 110

or any other account of the Agent as the Agent may from time to time advise the Borrower and the Lenders in writing.

(8) Agent’s Branch of Account means the office of the Agent located at 5 George’s Dock, IFSC, Dublin 1, Ireland or such other office or branch of the Agent as the Agent may from time to time advise the Borrower and the Lenders in writing.

(9) Agreed Currency has the meaning given to it in Section 14.6.

(10) Agreement means this agreement, including the Schedules hereto, as amended, varied, supplemented, restated or renewed at any time and from time to time.

(11) Applicable Law means, in respect of any Person, property, transaction or event, all present and future laws, statutes and regulations, applicable to that Person, property, transaction or event and all applicable treaties, judgments, decrees, requirements, requests, official directives, consents, approvals, authorizations, guidelines, rules, orders and policies (whether or not having the force of law, with respect to regulatory guidelines issued by financial institutions regulator having or purporting to have authority over any Lender and in all other cases having the force of law) of any Governmental Authority having or purporting to have authority over that Person, property, transaction or event.

(12) Assignee has the meaning given to it in Section 13.1(3)(b).

(13) Assigning Lender has the meaning given to it in Section 13.1(3)(b).

(14) Assignment Agreement means the agreement dated as of September 20, 2007 among the Borrower, Dankenbore Limited, Stronach & Co. and Styria Management Limited assigning the Borrower’s rights and obligations under a European transaction agreement dated May 10, 2007 between Stronach & Co. and Styria Management Limited.

(15) Associate has the meaning given to it in the Business Corporations Act (Ontario).

(16) Basic Element means Basic Element Limited, a company existing under the laws of Jersey and its successors.

(17) Basic Element Limited Indemnity means the limited indemnity dated as of the Closing Date between Basic Element and the Agent consisting of the Disclosure Delay Indemnity, the Resale Restriction Indemnity and the Realization Cost Indemnity substantially in the form of Exhibit A.

(18) Blackout Period has the meaning given to such term in the Registration Rights Agreement.

(19) Borrower means Veleron Holding B.V., a company existing under the laws of The Netherlands and its successors and Permitted Transferees.

(20) Borrower’s Account means an account the particulars of which the Borrower has advised the Agent in writing.

(21) Borrower Documents means the Newco II Loan Note, the Exit Agreement, the Exchange Agreement, the Investors Agreement, the Registration Rights Agreement and all related transaction documents provided to the Agent.

(22) Branch of Account means, with respect to each Lender, the branch of the Lender at the address set out opposite the Lender’s name on Schedule 1.1(21) or other branch as the Lender may advise the Borrower and the Agent in writing.

(23) Business Day means any day of the year other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario, New York, New York or London, United Kingdom.

(24) Canadian Margin Loan Regulation means any margin requirements prescribed by any Canadian federal or provincial regulatory authority or self regulatory organization in respect of stock or other equity interests.

(25) Capital Lease means, with respect to a Person, any lease or other arrangement for the use of property or assets that would be required to be accounted for as a capital lease on a balance sheet of that Person in accordance with Dutch generally accepted accounting principles then currently in effect. The amount of any Capital Lease at any date shall be the amount of the obligation in respect thereof required to be included on the balance sheet of the Person.

(26) Cash Margin means an amount of cash (a) Transferred by the Borrower to the Agent pursuant to Section 7.5(1) and Section 7.6 or (b) paid by the Agent to the Borrower pursuant to Section 7.5(2).

(27) Cash Margin Balance means an amount equal to (a) the aggregate of all Cash Margin Transferred by the Borrower to the Agent pursuant to Section 7.5(1) and Section 7.6 less (b) the aggregate of all amounts paid by the Agent to the Borrower pursuant to Section 7.5(2).

(28) Closing Date means the closing date of the Acquisition.

(29) Collateral means collectively: (I) the Borrower’s right, title and interest in and to (a) Share Collateral; (b) the Newco Class C Common Shares; (c) the Newco II Class A Common Shares; (d) the Newco II Loan Note; (e) the Special Shares of Newco II issued to the Borrower on the conversion of the Newco II Loan Note; and (II) the rights of the Borrower under the Exit Agreement and the Exchange Agreement, all of which may at any time be or become subject to a Lien in favour of the Agent on behalf of the Lenders to secure any or all of the Obligations pursuant to the Pledge and Security Agreement.

(30) Commitment means, with respect to any Lender, the principal amount set out opposite the Lender’s name in Schedule 1.1(30), as such amount may be reduced or cancelled in accordance with this Agreement.

(31) Commitment Letter means a commitment letter dated July 19, 2007 from the Agent to the Borrower setting out the terms on which the Lenders are willing to establish the Credit Facility.

(32) Coverage Ratio means, on any Business Day, the quotient of (i) 20,000,000 multiplied by the Spot Price on such Business Day; and (ii) the Outstanding Loan Amount on such Business Day less the value of Cash Margin on such Business Day.

(33) Credit Facility has the meaning given to it in Section 3.1.

(34) Debt means, in respect of any Person:

(a)	all debts of the Person for borrowed money;

(b)	all Financial Assistance granted by the Person;

(c)	any obligation, contingent or other, which is required to be classified in accordance with Dutch generally accepted accounting principles then currently in effect upon the Person’s balance sheet as indebtedness;

(d)	any debt or liability secured by any Lien existing on property owned or acquired by the Person subject to the Lien whether or not the obligation secured thereby shall have been assumed;

(e)	any debt or liability of the Person representing the deferred acquisition cost of property or assets created or arising under any conditional sale agreement or other title retention agreement even though the rights and remedies of the seller under that agreement in the event of default are limited to repossession or sale of property or assets covered thereby;

(f)	any liabilities, contingent, unmatured or other, under indemnities or reimbursement agreements of the Person given in respect of any bankers’ acceptance, letter of credit, or letter of guarantee;

(g)	the amount of any Capital Lease in respect of which the Person is liable as lessee; and

(h)	all Hedging Liabilities of the Person;

but “Debt” does not include deferred taxes.

(35) Default means an event, circumstance or omission which constitutes an Event of Default or which, with the giving of notice, lapse of time, or both, would constitute an Event of Default.

(36) Disclosure Delay Indemnity means a limited indemnity of the losses to the Agent and the Lenders arising from the Borrower’s failure to promptly disclose the occurrence of Blackout Period or Suspension Period when requested to do so by the Agent made by Basic Element in favour of the Agent for the benefit of the Lenders.

(37) Distribution means any payment, loan, contribution or other transfer of funds or property to the beneficial holder of any security issued by the Borrower (where security has the meaning assigned in the Securities Act (Ontario)), including preference shares, or to any Associate or Affiliate of that holder, either directly or indirectly, and includes management, consulting or servicing fees, bonuses, dividends, repayment of any loans or the redemption, retraction or purchase of any of those securities.

(38) Documents means this Agreement, the Security Documents, and all certificates, instruments, agreements and other documents delivered, or to be delivered, to the Agent and the Lenders under this Agreement or any other Document and, when used in relation to any Person, the term Documents means the Documents executed and delivered by the Person.

(39) Drawdown Date means a Business Day on which an Advance is made or is deemed to be made.

(40) Eligible Institution means a financial institution or other legal entity that is (i) organized or constituted under the laws of a jurisdiction other than the United States of America or any subdivision or territory thereof and (ii) is not subject to regulation under the US Margin Regulation or under the Canadian Margin Loan Regulation.

(41) Equivalent Amount in one currency on any day means the amount of that currency into which a specified amount of another currency can be converted at the Bank of Canada’s noon spot rate for that day (or at any other rate to which the parties agree) and if that day is not a Business Day, on the immediately preceding Business Day.

(42) Event of Default means any of the events or circumstances specified in Section 10.1.

(43) Exchange has the meaning given to such term in the Exchange Agreement.

(44) Exchange Agreement means the agreement of such name dated as of the Closing Date among Magna, RM, the Borrower, 446 Holdings Inc., 445327 Ontario Limited, Newco I.5 and Newco II.

(45) Excluded Taxes has the meaning given to such term in Section 6.2(4).

(46) Exit Agreement means the agreement of such name dated as of the Closing Date among 446 Holdings Inc., the Borrower, Newco, RM, 445327 Ontario Limited, Newco I.5 and Newco II.

(47) Federal Funds Rate means, for any day, the rate per annum (rounded upward, if necessary, to the nearest 1/100th of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System of the United States, arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to the nearest 1/100th of 1%) quoted to the Agent on such day on such transactions as reasonably determined by the Agent.

(48) Fee Letter means a fee letter dated as of July 5, 2006 from the Agent to the Borrower.

(49) Financial Assistance means, with respect to any Person and without duplication, any loan to or Investment in or other form of direct or indirect financial support of any other Person or any obligation (contingent or other) intended to enable another Person to incur or pay any Debt or to comply with agreements relating thereto or otherwise to assure or protect creditors of the other Person against loss in respect of Debt of the other Person and includes any guarantee of the Debt of the other Person and any absolute or contingent obligation entered into for such purpose:

(a)	to advance or supply funds for the payment or purchase of any Debt of any other Person;

(b)	to purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any Person to make payment of Debt or to assure the holder thereof against loss;

(c)	to indemnify or hold harmless any creditor of any other Person from or against any losses, liabilities or damages in respect of any Debt of such Person;

(d)	to make a payment to another for goods, property or services regardless of the non-delivery or non-furnishing thereof; or

(e)	to make an Investment in or to maintain the capital, working capital, solvency or general financial condition of another Person.

The amount of any Financial Assistance is the amount of any loan or Investment or direct or indirect financial support, without duplication, made or given, or all Debt of the obligor to which the Financial Assistance relates, unless the Financial Assistance is limited to a determinable amount, in which case the amount of the Financial Assistance is the determinable amount.

(50) Fiscal Year means the fiscal year of the Borrower, which currently ends on December 31.

(51) Foreign Currency Hedging Agreement means a Hedge Contract between the Borrower and an Affiliate of the Borrower entered into solely for the purpose of mitigating Dutch corporate tax liabilities in connection with foreign currency risk.

(52) Government Approvals means, with respect to any Person, all licences, permits, consents, authorizations and approvals from any and all Governmental Authorities required by Applicable Law for the conduct of that Person’s business as presently conducted.

(53) Governmental Authority means any domestic or foreign government including any federal, provincial, state, territorial or municipal government and any government agency, tribunal, commission or other authority exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government.

(54) Granting Lender has the meaning given to it in Section 13.1(3)(a).

(55) Hedge Contract means a contract for the purchase of any currency with any other currency at an agreed rate of exchange on a specified date, an interest rate or currency swap or any other interest or exchange rate exposure management arrangements.

(56) Hedging Liabilities means, with respect to a Person, at any date of calculation, an amount equal to the aggregate of all amounts which would be owing to the Person by the Borrower under all Hedge Contracts if those agreements were terminated on the date of calculation. Unless netting or setting off is not permitted as a result of the operation of law or judicial authority, Hedging Liabilities shall equal the amount so determined after netting or setting off any amounts which might be owing under the Hedge Contracts by the Person to the Borrower on that date. If netting or setting off is not permitted as a result of the operation of law or judicial authority, Hedging Liabilities shall equal the amount owing by the Borrower to the Person under all Hedge Contracts without netting or setting off any amounts which might be owing under the Hedge Contracts by the Person to the Borrower on that date.

(57) including means including without limitation and includes means includes without limitation.

(58) Initial Loan Amount means the lesser of (i) the product of (x) 10,000,000 and (y) the Initial Price; and (ii) $1,229,000,000.

(59) Initial Loan Date means the date hereof.

(60) Initial Loan Period means the period commencing on and including the Closing Date and ending on and including the day before the commencement of the Remaining Loan Period.

(61) Initial Price means $87.7948.

(62) Interest Determination Date means the date which is two (2) Business Days before the first day of the three (3) month period for which LIBOR is to be determined.

(63) Interest Payment Date means each of September 20, 2007; October 22, 2007; November 20, 2007; December 20, 2007; January 22, 2008; April 21, 2008; July 21, 2008; October 20, 2008; January 20, 2009; April 20, 2009; and July 20, 2009.

(64) Investment means, for any Person, the acquisition (whether for cash, property, services, securities or otherwise) of shares, bonds, notes, debentures, partnership or other ownership interests or other securities of any other Person or any binding agreement to make that acquisition.

(65) Investment Documents mean the Borrower Documents, the Newco II Agreements, the Newco II Unanimous Shareholders Agreement, the Foreign Currency Hedging Agreement and the Assignment Agreement.

(66) Investors Agreement means the investors agreement relating to Newco between 446 Holdings Inc. and the Borrower.

(67) Judgment Currency has the meaning given to it in Section 14.6.

(68) Lenders means all of the banks and other financial institutions named on the signature pages of this Agreement, and their permitted successors and assigns, and “Lender” means any one of them.

(69) LIBOR means any of One Month LIBOR, Two Month LIBOR or Three Month LIBOR.

(70) Lien means any mortgage, charge, lien, hypothec or encumbrance, whether fixed or floating on, or any security interest in, any property, whether real, personal or mixed, tangible or intangible, any pledge or hypothecation of any property, any conditional sale agreement, other title retention agreement or other arrangement of any kind intended to create or grant security.

(71) Loan means the Advances under the Credit Facility.

(72) Loan Amount means (i) during the Initial Loan Period, the Initial Loan Amount; and (ii) during the Remaining Loan Period, the sum of the Initial Loan Amount and the Remaining Loan Amount.

(73) Magna means Magna International Inc., a corporation existing under the Business Corporations Act (Ontario) and its successors.

(74) Majority Lenders means any group of Lenders from whom, in the aggregate, at least a majority of the outstanding Advances have been made available.

(75) Material Adverse Effect means a material adverse effect on (a) the activities of the Borrower which, in the opinion of a reasonable person, would significantly increase the likelihood of an imminent insolvency of the Borrower or significantly impair the ability of the Borrower to discharge its obligations under this Agreement as they come due, (b) the Agent’s or the Lenders’ Liens on the Collateral or the priority of those Liens, or (c) the Agent’s or the Lenders’ rights or remedies under this Agreement or any of the other Documents (subject to the limitations set forth in the Exit Agreement) and, where used in relation to any other entity, has a similar meaning.

(76) Maturity Date means September 20, 2009 (or if such date is not a Business Day, the first Business Day immediately thereafter).

(77) Newco means M Unicar Inc., a corporation existing under the Business Corporations Act (Ontario) and its successors.

(78) Newco Class C Common Shares means the Class C Common Shares of Newco owned by the Borrower, appropriately adjusted for stock splits, stock dividends, reverse stock splits, stock consolidations and similar events, and includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided or consolidated or otherwise changed, (ii) any securities received by the Borrower as a result of any merger, amalgamation, reorganization or other similar transaction involving Newco, (iii) any securities of Newco which are received by the Borrower as a stock dividend or distribution on or in respect of such shares; and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the rights to acquire, any Class C Common Shares of Newco or any of the above securities.

(79) Newco I.5 means 2143453 Ontario Inc., a corporation existing under the Business Corporations Act (Ontario) and its successors.

(80) Newco II means 2143455 Ontario Inc., a corporation existing under the Business Corporations Act (Ontario) and its successors.

(81) Newco II Agreements means the Newco II Loan Note, the Exit Agreement, the Exchange Agreement and the Registration Rights Agreement.

(82) Newco II Class A Common Shares means the Class A Common Shares of Newco II owned by the Borrower, appropriately adjusted for stock splits, stock dividends, reverse stock splits, stock consolidations and similar events, and includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided or consolidated or otherwise changed, (ii) any securities received by the Borrower as a result of any merger, amalgamation, reorganization or other similar transaction involving Newco II, (iii) any securities of Newco II which are received by the Borrower as a stock dividend or distribution on or in respect of such shares; and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the rights to acquire, any Class A Common Shares of Newco II or any of the above securities.

(83) Newco II Loan Note means the promissory note dated as of the Closing Date issued to the Borrower by Newco II to evidence the loan provided by the Borrower to Newco II on the Closing Date, including the pledge agreement between the Borrower and Newco II securing Newco II’s obligations under such promissory note and all other documents relating to the security therefor.

(84) Newco II Unanimous Shareholders Agreement means the Newco II unanimous shareholders agreement dated as of the Closing Date among 446 Holdings Inc., MPMAG Holdings Inc., the Borrower, Newco, Newco I.5 and Newco II.

(85) NYSE means the New York Stock Exchange.

(86) NYSE Trading Date means any day on which the NYSE is open for trading during its regular trading session, notwithstanding the NYSE closing prior to its scheduled closing time.

(87) Obligations means all loans, advances, debts, liabilities and obligations for the payment of monetary amounts (whether or not performance is then required or contingent, or those amounts are liquidated or determinable) or obligations to deliver Cash Margin or Collateral set out in Section 7 owing by the Borrower to the Agent or any Lender under any or all of the Documents, of any kind or nature, present or future, owing under any or all of the Documents including all obligations owed by the Borrower to the Lenders under the Credit Facility.

(88) One Month LIBOR means:

(a)	the rate per annum equal to the rate determined by the Agent to be the offered rate that appears on the Reuters Screen LIBOR 01 Page (or any successor thereto) that displays an average British Bankers Association Interest Settlement Rate for deposits in US Dollars of approximately the same amount as the Loan Amount with a term of one (1) month, determined as of approximately 11:00 a.m. (London time) on the Interest Determination Date;

(b)	if the rate referenced in the preceding subsection (a) does not appear on such page or service or such page or service shall cease to be available, the rate per annum equal to the rate determined by the Agent to be the offered rate on such other page or other service that displays an average British Bankers Association Interest Settlement Rate for deposits in US Dollars of approximately the same amount as the Loan Amount with a term of one (1) month, determined as of approximately 11:00 a.m. (London time) on the Interest Determination Date; or

(c)	if the rates referenced in the preceding subsections (a) and (b) are not available, the rate per annum determined by the Agent as the rate of interest (rounded upward to the next 1/100th of 1%) at which deposits in US Dollars of approximately the same amount as the Loan Amount with a term of one (1) month would be offered by the Agent’s London branch to major banks in the offshore US Dollar market at their request at approximately 11:00 a.m. (London time) on the Interest Determination Date.

(89) Option Agreements means one or more agreements between the Borrower and any Affiliate of Basic Element, granting the right and option to purchase newly issued shares of the Borrower.

(90) Outstanding Loan Amount means the Loan Amount less any amounts paid by the Borrower pursuant to Sections 5.3 and 5.4.

(91) Participant has the meaning given to it in Section 13.1(3)(a).

(92) Permitted Liens means:

(a)	any Lien for Taxes not due or being contested in good faith by appropriate proceedings diligently pursued as to which reserves have been established on the Borrower’s books and records to the extent required by Dutch generally accepted accounting principles then currently in effect

(b)	the rights reserved to or vested in any Person by the terms of any lease, licence, franchise, grant or permit held by the Borrower or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(c)	the Liens in the Share Collateral granted by Newco II in favour of the Borrower; and

(d)	the Liens created by the Security Documents and the Borrower Documents.

(93) Permitted Transferees has the meaning specified in the Investors Agreement.

(94) Person means any natural person, sole proprietorship, partnership, syndicate, trust, joint venture, Governmental Authority or any incorporated or unincorporated entity or association of any nature.

(95) Pledge and Security Agreement means the pledge and security agreement between the Borrower and the Agent pledging and creating a security interest in favour of the Agent for the benefit of the Lenders in the Collateral, substantially in the form of Exhibit B.

(96) Prepayment Fee has the meaning specified in the Fee Letter.

(97) Rateable Portion, with respect to a Lender, means the fraction of the Loan Amount represented by that Lender’s Commitment. If the Agent has made a declaration under Section 10.2, Rateable Portion means the fraction of all Advances outstanding owing to the Lender.

(98) Realization Cost Indemnity means a limited indemnity of the Borrower’s obligations to pay the reasonable out-of-pocket costs and expenses of any realization by the Agent against the Borrower made by Basic Element in favour of the Agent for the benefit of the Lenders.

(99) Realization Event means any demand for repayment of the Newco II Loan Note by the Borrower, as lender under such note, that is made prior to September 20, 2027 and in connection with or following a declaration by the Agent in accordance with Section 10.2(1)(b) that all amounts required to be paid by the Borrower hereunder are immediately due and payable, or any event that occurs prior to September 20, 2027 that is deemed by the terms of the Newco II Loan Note to be such a demand by the Borrower, as lender under the Newco II Loan Note.

(100) Reasonable Selling Expenses means all reasonable underwriting fees and selling commissions actually paid by the Agent to arm’s length third parties in connection with the disposition of the Share Collateral by the Agent following a Realization Event, to a maximum of 3% of the gross proceeds of such dispositions, but only to the extent that reasonable supporting documentation for such fees and commissions have been provided to 446 Holdings Inc.

(101) Registration Rights Agreement means the registration rights agreement dated as of the Closing Date among Magna, the Borrower, the Agent, Newco I.5 and Newco II.

(102) Remaining Loan Amount means the greater of (i) zero; and (ii) the lesser of (1) $1,229,280,000 and (2) (X) the product of 14,000,000 and the Initial Price less (Y) the Initial Loan Amount.

(103) Remaining Loan Date means the date four months following the Closing Date (or if such date is not a Business Day, the first Business Day immediately thereafter) or if the obligation of the Lenders to make any further Advances is suspended at such time pursuant to Section 10.2(1) as the result of a continuance of a Default, the third Business Day after such suspension terminates.

(104) Remaining Loan Period means the period commencing on and including the Remaining Loan Date and ending on and including the Maturity Date.

(105) Remedy Notification has the meaning specified in Section 10.2(1).

(106) Required Coverage Ratio means (i) from the Initial Loan Date to the Remaining Loan Date, 2.0; and (ii) from the Remaining Loan Date to the Maturity Date, 1.4285.

(107) Resale Restriction Indemnity means a limited indemnity of the obligations of the Borrower in circumstances where realization upon the Share Collateral by the Agent is restricted due to a hold period under Applicable Law made by Basic Element in favour of the Agent for the benefit of the Lenders.

(108) Responsible Officer means the director of the Borrower appointed by RM.

(109) RM means Open Joint Stock Company Russian Machines, a company existing under the laws of the Russian Federation and its successors.

(110) RM Investment Amount means $1,536,600,000.

(111) Schedules means the schedules attached to and forming part of this Agreement, as particularized in Section 1.15.

(112) Security Documents means the Pledge and Security Agreement and all other Documents creating Liens on the assets of the Borrower in favour of the Agent on behalf of itself and the Lenders, and all other instruments, agreements and documents which have been or may hereafter from time to time be executed in connection therewith, including the Documents set out in Section 7.2.

(113) Secured Obligations has the meaning given to such term in Section 7.1.

(114) Share means a class A subordinate voting share in the capital of Magna appropriately adjusted for stock splits, stock dividends, reverse stock splits, stock consolidations and similar events, and includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided or consolidated or otherwise changed, (ii) any securities received by the holder of such shares as a result of any merger, amalgamation, reorganization or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more persons as a stock dividend or distribution on or in respect of such shares; and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the rights to acquire, any class A subordinate voting shares of Magna or any of the above securities.

(115) Share Collateral means 20 million Shares owned by Newco II which are pledged to the Borrower as security for the Newco II Loan Note or any other Shares otherwise receivable by the Borrower pursuant to the terms of the Exit Agreement or the Exchange Agreement.

(116) Specified Event of Default means an Event of Default pursuant to any of Section 10.1(1), 10.1(2), 10.1(9) only to the extent such invalidity negatively affects the perfection of the Lenders’ Liens in respect of the Share Collateral, 10.1(11) or 10.1(12).

(117) Spot Price means: (i) for the purpose of making the calculations in Section 7.5, the lesser of (a) the closing price per Share on the NYSE in USD and (b) the USD Equivalent closing price per Share on the Toronto Stock Exchange; and (ii) for the purpose of making the calculations in Section 7.6, the lowest price per Share on the NYSE in USD at any time during the trading session. Following the declaration of a cash dividend by Magna payable to holders of record of the Shares until the date the Shares have commenced trading ex-dividend in respect of such cash dividend, the Spot Price will be the relevant price in paragraph (i) or (ii) above less, in each case, 100% of the gross cash dividend per Share declared by Magna.

(118) Spread means 200 basis points.

(119) Subordinated Note means one or more subordinated notes made by the Borrower in favour of Mallow Capital B.V.I. or any of its Affiliates, as it may be assigned to Mallow Capital B.V.I. or any of its Affiliates, and as the principal amount thereof may be increased or decreased from time to time (i) pursuant to Section 7 or (ii) to pay the initial fee under the Foreign Currency Hedging Agreement.

(120) Subsidiary of a Person means (a) any corporation of which the Person and/or any one of its Affiliates holds, directly or beneficially, other than by way of security only, securities to which are attached more than 50% of the votes that may be cast to elect directors of such corporation, (b) any corporation of which the Person and/or any one of its Affiliates has, through operation of law or otherwise, the ability to elect or cause the election of a majority of the directors of such corporation and (c) any partnership, limited or unlimited liability company or joint venture in which such Person and/or one or more Subsidiaries of such Person shall have, directly or indirectly, more than 50% of the votes that may be cast to elect the governing body of such entity.

(121) Sufficient Copies means, in respect of documents required to be delivered under this Agreement, the number of copies of each document equal to the number of Lenders plus the Agent at the time the document is delivered, unless the Borrower is otherwise notified by the Agent.

(122) Suspension Period has the meaning given to such term in the Registration Rights Agreement.

(123) Taxes means all present and future taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges of any nature imposed by any Governmental Authority (including income, capital (including large corporations), withholding, consumption, sales, use, transfer, goods and services or other value-added, excise, customs, anti-dumping, countervail, net worth, stamp, registration, franchise, payroll, employment, health, education, business, school, property, local improvement, development, education development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and charges) together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges.

(124) Three Month LIBOR means:

(a)	the rate per annum equal to the rate determined by the Agent to be the offered rate that appears on the Reuters Screen LIBOR 01 Page (or any successor thereto) that displays an average British Bankers Association Interest Settlement Rate for deposits in US Dollars of approximately the same amount as the Loan Amount with a term of three (3) months, determined as of approximately 11:00 a.m. (London time) on the Interest Determination Date;

(b)	if the rate referenced in the preceding subsection (a) does not appear on such page or service or such page or service shall cease to be available, the rate per annum equal to the rate determined by the Agent to be the offered rate on such other page or other service that displays an average British Bankers Association Interest Settlement Rate for deposits in US Dollars of approximately the same amount as the Loan Amount with a term of three (3) months, determined as of approximately 11:00 a.m. (London time) on the Interest Determination Date; or

(c)	if the rates referenced in the preceding subsections (a) and (b) are not available, the rate per annum determined by the Agent as the rate of interest (rounded upward to the next 1/100th of 1%) at which deposits in US Dollars of approximately the same amount as the Loan Amount with a term of three (3) months would be offered by the Agent’s London branch to major banks in the offshore US Dollar market at their request at approximately 11:00 a.m. (London time) on the Interest Determination Date.

(125) Trade Date means the date which is five (5) NYSE Trading Days before the Closing Date.

(126) Transfer means with respect to any Cash Margin and in accordance with the instructions of the Agent irrevocable payment or delivery by wire transfer into one or more bank accounts specified by the Agent.

(127) Two Month LIBOR means:

(a)	the rate per annum equal to the rate determined by the Agent to be the offered rate that appears on the Reuters Screen LIBOR 01 Page (or any successor thereto) that displays an average British Bankers Association Interest Settlement Rate for deposits in US Dollars of approximately the same amount as the Loan Amount with a term of two (2) months, determined as of approximately 11:00 a.m. (London time) on the Interest Determination Date;

(b)	if the rate referenced in the preceding subsection (a) does not appear on such page or service or such page or service shall cease to be available, the rate per annum equal to the rate determined by the Agent to be the offered rate on such other page or other service that displays an average British Bankers Association Interest Settlement Rate for deposits in US Dollars of approximately the same amount as the Loan Amount with a term of two (2) months, determined as of approximately 11:00 a.m. (London time) on the Interest Determination Date; or

(c)	if the rates referenced in the preceding subsections (a) and (b) are not available, the rate per annum determined by the Agent as the rate of interest (rounded upward to the next 1/100th of 1%) at which deposits in US Dollars of approximately the same amount as the Loan Amount with a term of two (2) months would be offered by the Agent’s London branch to major banks in the offshore US Dollar market at their request at approximately 11:00 a.m. (London time) on the Interest Determination Date.

(128) US Dollars and the symbol “USD” each means lawful money of the United States of America.

(129) US Margin Regulations means Regulation U and T (or any successor regulation regulating or limiting margin loans) of the Board of Governors of the Federal Reserve System (or any successor regulator) of the United States of America.

(130) US Prime Rate means the arithmetic mean of rates of interest publicly announced by five major banks in New York City, selected by the Agent acting reasonably, as their US prime rate or base lending rate as in effect for a specific Business Day.

(131) USD Equivalent on any day means the amount of US Dollars into which a specified amount of another currency can be converted at the Bank of Canada’s noon spot rate for that day (or at any other rate selected by the Agent acting in a commercially reasonable matter) and if that day is not a Business Day, on the immediately preceding Business Day.

(132) Written or in writing includes printing, typewriting, or any electronic means of communication capable of being legibly reproduced at the point of reception.

1.2	Business Day

If under this Agreement any payment or calculation is to be made, or any other action is to be taken, on or as of a day which is not a Business Day, that payment or calculation is to be made, and that other action is to be taken, as applicable, on or as of the next day that is a Business Day.

1.3	Conflict

If there is a conflict between any provision of this Agreement and any provision of another document contemplated by or delivered under or in connection with this Agreement, the relevant provision of this Agreement is to prevail. If there is any conflict between any provisions of this Agreement and the Exit Agreement, the Exit Agreement is to prevail.

1.4	Currency

Unless otherwise specified, all amounts are stated in US Dollars.

1.5	Time

Time shall be of the essence in all provisions of this Agreement.

1.6	Headings and Table of Contents

The division of this Agreement into sections, the insertion of headings and the provision of a table of contents are for convenience of reference only and are not to affect the construction or interpretation of this Agreement.

1.7	Number and Gender

Unless otherwise specified, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.8	References

Unless otherwise specified, references in this Agreement to Sections and Schedules are to sections of, and schedules to, this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular section hereof. Any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein).

1.9	Statutory References

Unless otherwise specified, each reference to an enactment is deemed to be a reference to that enactment, and to the regulations made under that enactment, as amended or re-enacted from time to time.

1.10	Time of Day

Unless otherwise specified, references to time of day or date mean the local time or date in Toronto, Ontario.

1.11	Governing Law

This Agreement and each of the Documents are governed by, and are to be construed and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario, but without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower may be found.

1.12	Entire Agreement

This Agreement and all Documents constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or oral including the Commitment Letter.

1.13	Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:

(a)	the legality, validity or enforceability of the remaining provisions of this Agreement; or

(b)	the legality, validity or enforceability of that provision in any other jurisdiction.

1.14	Schedules

The following Schedules are attached to and form part of this Agreement:

Schedule		Description
1.1(21)	-	Branches of Account
1.1(30)	-	Commitments
13.1(3)(b)	-	Assignment and Assumption Agreement

SECTION 2 – REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties

The Borrower makes the following representations and warranties to the Agent and each Lender as of the Initial Loan Date and the Remaining Loan Date, all of which shall survive the execution and delivery of this Agreement:

(1) Existence, Power and Qualification. The Borrower (a) is duly incorporated or otherwise formed, organized and validly existing under the laws of its jurisdiction of incorporation, formation, or organization, (b) is up to date in all filings required under those laws except to the extent that failure to make a filing could not reasonably be expected to have a Material Adverse Effect, (c) has the requisite corporate power and authority to own, operate and lease its properties and assets and to conduct the businesses in which it is presently engaged except to the extent that failure to have such power or authority could not reasonably be expected to have a Material Adverse Effect, and (d) is duly qualified under the laws of each jurisdiction where its ownership, lease or operation of properties or assets or the conduct of its business requires qualification except to the extent that failure to be so qualified could not reasonably be expected to have a Material Adverse Effect.

(2) Power and Authority. The execution, delivery and performance by the Borrower of this Agreement, the Security Documents and the other Documents to which it is a party (a) are within its corporate powers, (b) have been duly authorized by all necessary or proper corporate, shareholder or other action, (c) do not conflict with, result in a breach or violation of, or constitute a default under, its constitutional documents, any unanimous shareholders’ agreement, any Applicable Law or any other document to which it is a party or by which it is bound, and (d) do not and will not result in the creation of any Lien, except as set out in the Security Documents and Borrower Documents, upon any of its assets or properties under any agreement or other document, and except in respect of clause (c) above with respect to any Applicable Law or any other document, to the extent a breach, violation, default or creation of any Lien could not reasonably be expected to have a Material Adverse Effect.

(3) Authorization, Execution, Delivery and Binding Effect. Each of this Agreement, the Security Documents and the other Documents executed by the Borrower has been or will be duly authorized, executed and delivered and constitutes or will constitute a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, subject to (a) applicable bankruptcy (in Dutch: faillissement), (provisional) suspension of payments (in Dutch: (voorlopige) surseance van betaling), insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally, (b) the fact that specific performance and injunctive relief may only be given at the discretion of the courts, and (c) the equitable or statutory powers of the courts to stay proceedings before them and to stay the execution of judgments.

(4) No Approvals Required. (a) The Borrower has obtained all Governmental Approvals which are necessary for the conduct of its business as presently conducted, each of which is in full force and effect, is a good, valid and subsisting approval which has not been surrendered, forfeited or become void or voidable and is unamended, except for those Governmental Approvals which if not obtained or are not in full force and effect could not reasonably be expected to have a Material Adverse Effect, (b) there is no default under any Governmental Approval, nor are there any proceedings in progress, pending or threatened which may result in the revocation, suspension or material adverse modification of the Governmental Approval, except for such defaults or proceedings which could not reasonably be expected to cause a Material Adverse Effect, and (c) no further registration, order, permit, filing, consent, authorization, licence, decree or approval of, from or with any Person (including any Governmental Authority) is necessary or advisable in order to ensure the legality, validity, binding effect and enforceability of this Agreement, the Security Documents, or any other Document or the execution, delivery or performance of the Borrower’s Obligations except for those registrations, orders, permits, filings, consents, authorizations, licences, decrees or approvals necessary to perfect or maintain the perfection of Liens on the Collateral granted pursuant to the Documents, or required in connection with exercise rights or remedies in respect of the Collateral.

(5) Contingent Liabilities and Debt. The Borrower has no contingent liabilities which are not disclosed to the Agent in writing which would have a Material Adverse Effect, nor has the Borrower incurred any Debt which would have a Material Adverse Effect which is not disclosed to the Agent in writing, in each case excluding liabilities or Debt pursuant to the Documents and the Borrower Documents.

(6) Title to Collateral and Liens. The Borrower’s rights in the Collateral are free and clear of any Liens, other than Permitted Liens.

(7) Security Documents. The Security Documents create valid and enforceable Liens upon the Collateral on the terms set out therein, subject only to the terms of this Agreement and the Exit Agreement.

(8) Places of Business. The Borrower’s registered and chief executive offices are in the Netherlands.

(9) No Default or Event of Default. There exists no Default or Event of Default.

(10) Compliance. The Borrower is in compliance with its constitutional documents and is in compliance in all material respects with the Borrower Documents and with all Applicable Laws.

(11) Litigation. No litigation, investigation or proceeding of or before any Governmental Authority, arbitrator, court or administrative agency is pending or, to its knowledge, threatened against it or against its properties, assets or revenues, including the Collateral, which, could reasonably be expected to have a Material Adverse Effect.

(12) Full Disclosure. No information (other than projections) with respect to the Borrower, the Acquisition and the other transactions contemplated hereby, provided by the Borrower or any of its representatives to the Agent prior to the date hereof, when taken as a whole, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements were or are made.

(13) Tax Returns. The Borrower has filed, or caused to be filed, all material tax returns, the contents of which are true and correct in all material respects, which are required to have been filed and has paid all Taxes shown to be due and payable on those returns or on any assessments made against it and all other Taxes, fees or other charges imposed on it by any Governmental Authority, other than those the amount or validity of which is currently being contested in good faith by appropriate proceedings being diligently pursued, and with respect to which adequate reserves in conformity with Dutch generally accepted accounting principles in effect as of the date hereof have been provided in its books. No Liens for Taxes (other than Permitted Liens) have been filed and, to its knowledge, no material claims are being asserted in writing with respect to any Taxes.

(14) Labour Matters. The Borrower has no employees.

(15) Contracts. The Borrower is not a party to any agreements other than the Agreement, the Security Documents, the Documents, the Investment Documents, the Subordinated Note and the Option Agreements.

(16) Corporate Organization. Other than Newco and Newco II, the Borrower has no Subsidiaries.

2.2	Deemed Repetition

The representations and warranties made in Section 2.1 shall survive the making of the Advances, but shall terminate upon payment and performance of all the Obligations. The representations and warranties made in Section 2.1 shall repeat and be true and correct on the Remaining Loan Date as if made on that date, except to the extent of any such representations and warranties relates to a specific date, in which case such representation and warranty shall be made as of the date to which it relates.

SECTION 3 – THE CREDIT FACILITY

3.1	Establishment of Credit Facility

(1) Subject to the terms and conditions of this Agreement, the Lenders hereby establish in favour of the Borrower a non-revolving term credit facility (the “Credit Facility”) in the maximum principal amount of the Loan Amount.

(2) The Credit Facility will consist of two Advances. On the Closing Date, the Lenders will advance the Initial Loan Amount to the Borrower. On the Remaining Loan Date, the Lenders will advance the Remaining Loan Amount to the Borrower.

(3) The Credit Facility is non-revolving and any amounts that are repaid may not be reborrowed.

3.2	Obligations of the Lenders and the Agent

(1) Rateable Portion. Subject to the provisions of this Agreement, each Lender agrees to make available its Rateable Portion of each Advance to the Borrower. No Lender shall be responsible for a Commitment of any other Lender. The failure of a Lender to make available an Advance in accordance with its obligations under this Agreement shall not release any other Lender from its obligations. Notwithstanding anything to the contrary in this Agreement, no Lender shall be obligated to make Advances available to the Borrower in excess of its Commitment.

(2) To the extent any Lender fails to make an Advance on the Remaining Loan Date, BNP Paribas SA, as Lender, confirms its commitment to advance the entire Remaining Loan Amount on the Remaining Loan Date.

(3) Separate Obligation. The obligation of each Lender to make its Commitment available to the Borrower is a separate obligation between each Lender and the Borrower, and that obligation is not the several or joint and several obligation of any other Lender.

3.3	Availability of Credit Facility

Notwithstanding any other provision of this Agreement the Borrower may borrow only up to the amount of the Loan Amount.

3.4	Purpose

The proceeds of the Advance of the Initial Loan Amount made under the Credit Facility shall be used solely to finance the extension of credit by the Borrower to Newco II pursuant to the Newco II Loan Note. The proceeds of the Advance of the Remaining Loan Amount made under the Credit Facility shall be used to prepay the extension of credit by Mallow Capital B.V.I. to the Borrower pursuant to the Subordinated Note.

3.5	Deposit of Proceeds of Loans and Discount Proceeds

The Agent shall credit the Initial Loan Amount to the Borrower’s Account on the Initial Loan Date and shall credit the Remaining Loan Amount to the Borrower’s Account on the Remaining Loan Date.

3.6	Evidence of Obligations

The Agent shall open and maintain at its Branch of Account, accounts and records evidencing the Obligations of the Borrower to each Lender with respect to Advances made available by that Lender. The Agent shall record in those accounts by appropriate entries all amounts on account of those Obligations and all payments on account thereof. Those accounts and records will constitute, in the absence of manifest error, prima facie evidence of those Obligations from time to time, the date each Advance was made and the amounts that the Borrower has paid from time to time on account of those Obligations.

SECTION 4 – INTEREST, FEES AND EXPENSES

4.1	Interest on the Credit Facility

(1)	Rate.

(a)	From the Closing Date until the Interest Payment Date immediately prior to the Remaining Loan Date, the Borrower shall pay to the Agent on behalf of the Lenders interest on the outstanding Advances at the Agent’s Account for Payments at an annual rate of interest equal to One Month LIBOR plus the Spread.

(b)	Following the Interest Payment Date immediately prior to the Remaining Loan Date until, but not including, the Interest Payment Date immediately prior to the Maturity Date, the Borrower shall pay to the Agent on behalf of the Lenders interest on the outstanding Advances at the Agent’s Account for Payments at an annual rate of interest equal to Three Month LIBOR plus the Spread.

(c)	On the Interest Payment Date immediately prior to the Maturity Date, the Borrower shall pay to the Agent on behalf of the Lenders interest on the outstanding Advances at the Agent’s Account for Payments at an annual rate of interest equal to Two Month LIBOR plus the Spread.

(2) Change in Rate. Without limiting Section 4.1(4), each change in the fluctuating interest rate applicable to the Credit Facility will take place simultaneously with the corresponding change in LIBOR without the necessity for any notice to the Borrower.

(3) Calculation. The present value of interest on the outstanding Advances shall be payable in advance on the Closing Date and every Interest Payment Date and for the period from and including the Closing Date or the preceding Interest Payment Date, as applicable, to but excluding the first-mentioned Interest Payment Date and shall be calculated on a daily basis on the Loan Amount remaining unpaid on the basis of the actual number of days elapsed in a year of 360 days. The present value shall be calculated by discounting the interest on the outstanding Advances by (i) from the Closing Date until the Interest Payment Date immediately prior to the Remaining Loan Date, One Month LIBOR; (ii) following the Interest Payment Date immediately prior to the Remaining Loan Date until, but not including, the Interest Payment Date immediately prior to the Maturity Date, Three Month LIBOR and (iii) On the

Interest Payment Date immediately prior to the Maturity Date, Two Month LIBOR. Interest so paid in advance by the Borrower shall be held by the Agent and distributed to the Lenders on the following Interest Payment Date or, in respect of the final interest payment, on the Maturity Date.

(4) Determination by Agent. Each determination by the Agent of the rate of interest applicable to the Loan shall, in the absence of manifest error, be final, conclusive and binding upon the Borrower and the Lenders. Upon determination of the rate of interest applicable on the Interest Determination Date, the Agent shall notify the Borrower and each Lender of that rate.

4.2	Fees

The Borrower shall pay all fees to the Agent as set out in the Fee Letter.

4.3	Interest on Overdue Amounts

The Borrower shall pay to the Agent on behalf of the Lenders interest on overdue amounts both before and after demand, default and judgment at a rate per annum equal to the aggregate of LIBOR, the Spread and 2% per annum, in each case calculated on a daily basis on the actual number of days elapsed in a 360 day year computed from the date the amount becomes due for so long as the amount remains overdue. Such interest shall be payable upon demand made by the Agent and shall be compounded on each Interest Payment Date.

4.4	Interest Act

For purposes of the Interest Act (Canada), where in this Agreement a rate of interest is to be calculated on the basis of a year of 360, 365 or 366 days, the yearly rate of interest to which the rate is equivalent is the rate multiplied by the number of days in the year for which the calculation is made and divided by 360, 365 or 366, as applicable.

4.5	Limit on Rate of Interest

(1) Adjustment. If any provision of this Agreement or any of the other Documents would obligate the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that Lender of interest at a criminal rate (as construed under the Criminal Code (Canada)), then notwithstanding that provision, that amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or result in a receipt by that Lender of interest at a criminal rate, the adjustment to be effected, to the extent necessary, as follows:

(a)	firstly, by reducing the amount or rate of interest required to be paid to the affected Lender under this Section 4; and

(b)	thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the affected Lender which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).

(2) Reimbursement. Notwithstanding Section 4.5(1), and after giving effect to all adjustments contemplated thereby, if any Lender shall have received an amount in excess of the maximum permitted by the Criminal Code (Canada), then the Borrower shall be entitled, by notice in writing to the affected Lender, to obtain reimbursement from that Lender in an amount equal to the excess, and pending reimbursement, the amount of the excess shall be deemed to be an amount payable by that Lender to the Borrower.

(3) Actuarial Principles. Any amount or rate of interest referred to in this Section 4.5 shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that any Advance remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of interest (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Closing Date to the Maturity Date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive for the purposes of that determination.

4.6	Change in Circumstances

(1) Reduction in Rate of Return. If at any time any Lender determines, acting reasonably, that any change in any Applicable Law or any interpretation thereof after the date of this Agreement, or compliance by the Lender with any direction, requirement, guidelines or policies or request from any regulatory authority given after the date of this Agreement, whether or not having the force of law, has or would have, as a consequence of a Lender’s obligation under this Agreement, and taking into consideration the Lender’s policies with respect to capital adequacy, the effect of reducing the rate of return on the Lender’s capital to a level below that which the Lender would have achieved but for the change or compliance, then from time to time, upon demand of the Lender, the Borrower shall pay the Lender such additional amounts as will compensate the Lender for the reduction.

(2) Reserves, Capital Adequacy, etc. If, after the date of this Agreement, the introduction of any Applicable Law or any change or introduction of a change in any Applicable Law or in the interpretation or application thereof by any court or by any Governmental Authority, central bank or other authority or entity charged with the administration thereof, or any change in the compliance of any Lender therewith now or hereafter:

(a)	imposes, modifies or deems applicable any reserve, special deposit, deposit insurance or similar requirement against assets held by, or deposits in or for the account of, or loans by or any other acquisition of funds by, an office of any Lender in respect of any Advance or any other condition with respect to this Agreement; or

(b)	imposes on a Lender or expects there to be maintained by a Lender any additional capital in respect of the Credit Facility;

and the result of any of the foregoing, in the sole determination of the Lender acting reasonably, shall be to increase the cost to, or reduce the amount received or receivable by the Lender or its effective rate of return in respect of making, maintaining or funding an Advance hereunder, the Lender shall, acting reasonably, determine that amount of money which shall compensate the Lender for the increase in cost or reduction in income.

(3) Payment of Additional Compensation. Upon a Lender having determined that it is entitled to compensation in accordance with the provisions of this Section 4.6 (“Additional Compensation”), the Lender shall promptly so notify the Borrower and the Agent and shall provide to the Borrower and the Agent a photocopy of the relevant Applicable Law or request, as applicable, a certificate of an officer of the Lender setting forth the Additional Compensation and the basis of calculation thereof, which shall be conclusive evidence of the Additional Compensation in the absence of manifest error. The Borrower shall pay to the Lender within 30 Business Days of the giving of notice the Additional Compensation for the account of the Lender accruing from the date of the notification. The Lender shall be entitled to be paid Additional Compensation from time to time to the extent that the provisions of this Section 4.6 are then applicable notwithstanding that the Lender has previously been paid Additional Compensation. Notwithstanding the foregoing, the Borrower shall not be required to compensate a Lender pursuant to this Section 4.6 for any Additional Compensation incurred more than 90 days prior to the date that such Lender notifies the Borrower of the change giving rise to such Additional Compensation and of such Lender’s intention to claim Additional Compensation therefor; provided further that if the change giving rise to such Additional Compensation is retroactive, then the 90 day period referred to above shall be extended to include the period of retroactive effect thereof.

(4) Commercially Reasonable. If it is commercially reasonable in the opinion of a Lender receiving Additional Compensation under this Section 4.6, the Lender shall make reasonable efforts to limit the incidence of that Additional Compensation, including seeking recovery for the account of the Borrower following the Borrower’s request and at the Borrower’s expense, if the Lender, in its sole determination, would suffer no appreciable economic, legal, regulatory or other disadvantage as a result.

(5) Coordination. This Section 4.6 does not apply to Tax matters, which are exclusively addressed in Section 6.2.

4.7	Payment of Portion; Replacement of Lenders under Certain Circumstances

(1) Notwithstanding any other term or condition of this Agreement, if a Lender gives the notice provided for in Section 4.6 with respect to any Advance (an “Affected Borrowing”), the Borrower may, at its option, upon fifteen (15) Business Days notice to that Lender (which notice shall be irrevocable), repay to the Lender in full the Affected Borrowing outstanding together with accrued and unpaid interest (which shall be paid by the Agent to the extent the Borrower has prepaid interest in accordance with Section 4.1(3)) on the principal amount so repaid up to the date of repayment, together with such Additional Compensation as may be applicable to the date of payment.

(2) The Borrower shall be permitted to replace any Lender (a) that requests Additional Compensation pursuant to Section 4.6(2), (b) that is affected by changes in Applicable Law as set out in Section 4.8, (c) that defaults in its obligation to make Advances hereunder, or (d) that fails to approve any amendment which, pursuant to Section 14.1, requires the approval of each Lender, provided, that such amendment is approved by at least the Majority Lenders, with a replacement financial institution or other entity; provided that (i) such replacement does not conflict with any Applicable Law, (ii) the replacement financial institution or other entity shall purchase, at par, all Advances and other amounts owing to such replaced Lender on or prior to the date of replacement, (iii) the replacement financial institution or other entity, if not already a Lender, shall be reasonably satisfactory to the Agent and otherwise an Eligible Institution, (iv) the replaced Lender and replacement Lender shall be obligated to make such replacement in accordance with the provisions of Section 13 (including, without limitation, obtaining the consents provided for therein), (v) the Borrower shall pay all Additional Compensation (if any) required pursuant to Section 4.6(2), as the case may be, in respect of any period prior to the date on which such replacement shall be consummated, and (vi) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Agent or any other Lender shall have against the replaced Lender.

4.8	Illegality

(1) If after the date a Lender becomes party to this Agreement, any change in Applicable Law or in the interpretation or application thereof by any court or by any Governmental Authority or central bank or comparable agency or any other entity charged with the interpretation or administration thereof, or compliance by such Lender with any request or direction (whether or not having the force of law) of any Governmental Authority, central bank or comparable agency or other entity, now or hereafter makes it unlawful or impossible for such Lender to make, fund or maintain an Advance or to perform its obligations under or by virtue of this Agreement (an “Illegality”),

(a)	such Lender will promptly provide notice of the Illegality to the Borrower and the Agent;

(b)	such Lender shall, as a condition to exercising any rights available under Section 4.8(1)(c) ,use all commercially reasonable efforts to resolve the Illegality by transferring such Advance to (i) another of its branches or Affiliates which qualifies as an Eligible Institution; (ii) another Lender; or (iii) to any Eligible Institution. Without limiting the Borrower’s rights under Section 4.7, in the event such Lender is able to find an Eligible Institution to accept the transfer of such Advance, the Borrower may (i) agree to compensate such Lender for any loss, cost or expense suffered or incurred by such Lender by virtue of a transfer to such Eligible Institution, not including loss of profit; (ii) if such loss, cost or expense is more than incidental administrative costs, require such Lender to continue to transfer such Advance in the period specified in Section 4.8(1)(c); or (iii) if such loss, cost or expense is only incidental administrative costs, pay forthwith (or at the end of such longer period as such Lender in its discretion has agreed) the principal amount of the Advance together with accrued interest (which shall be paid by the Agent to the extent the Borrower has prepaid interest in accordance with Section 4.1(3)) without penalty or bonus and such Additional Compensation as may be applicable to the date of payment and all other outstanding Obligations to such Lender; and

(c)	if, after 20 days, such Lender, is unsuccessful in transferring such Advance (including as a result of the Borrower refusing to pay such Lender’s loss, cost or expense pursuant to Section 4.8(1)(b)), such Lender may terminate its obligation to make further Advances and require the Borrower to pay forthwith (or at the end of such longer period as such Lender in its discretion has agreed) the principal amount of the Advance together with accrued interest (which shall be paid by the Agent to the extent the Borrower has prepaid interest in accordance with Section 4.1(3)) without penalty or bonus and such Additional Compensation as may be applicable to the date of payment and all other outstanding Obligations to such Lender.

(2) Notwithstanding anything in Section 4.8(1), if any change in Applicable Law or in the interpretation or application thereof by any court or by any Governmental Authority or central bank or comparable agency or any other entity charged with the interpretation or administration thereof, or compliance by any Lender with any request or direction (whether or not having the force of law) of any Governmental Authority, central bank or comparable agency or other entity, now or hereafter has the sole effect of making it unlawful or impossible for a Lender to make an Advance for which the rate of interest is determined with reference to LIBOR, the Agent shall promptly, upon becoming aware of such change, notify the Borrower and the Borrower hereby instructs the Agent to substitute the US Prime Rate for LIBOR in calculating the rate of interest applicable to the Credit Facility.

4.9	Substitute Basis of Advance

If, at any time during the term of this Agreement, the Agent acting in good faith determines (which determination shall be final, conclusive and binding upon the Borrower) that:

(a)	adequate and fair means do not exist for ascertaining LIBOR, or

(b)	the making, funding or maintaining of the Credit Facility or a portion thereof by a Lender has become impracticable by reason of circumstances which materially and adversely affect the London interbank market, or

(c)	deposits in US Dollars are not available to a Lender in the London interbank market in sufficient amounts in the ordinary course of business to make, fund or maintain the Credit Facility,

the Agent shall promptly notify the Borrower setting forth the basis of that determination and the Borrower hereby instructs the Agent to substitute the US Prime Rate for LIBOR in calculating the rate of interest applicable to the Credit Facility.

4.10	Mitigation Obligations

If any Lender makes any claim with respect to the foregoing provisions, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Advances hereunder or to assign its rights and obligations hereunder in accordance with Section 13 to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous in any material respect to such Lender.

4.11	Indemnity

(1) General. The Borrower shall indemnify the Agent and each Lender and their respective directors, officers, employees, attorneys and agents (each, an “Indemnified Person”) against all suits, actions, proceedings, claims, losses (other than loss of profits), damages and liabilities, and related reasonable out-of-pocket expenses (including reasonable fees, charges and disbursements of counsel) (each, a “Claim”) that the Agent or the Lender may sustain or incur as a consequence of (a) any default by the Borrower under this Agreement or any other Document, or (b) any misrepresentation by the Borrower contained in any writing delivered to the Agent or any Lender in connection with this Agreement, or (c) the Agent or the Lender entering into this Agreement, or (d) the use of proceeds of the Credit Facility by the Borrower, or (e) the operations of the Borrower, except that no Indemnified Person will be indemnified for any Claim to the extent resulting from its own gross negligence or wilful misconduct.

(2) Certificate. A certificate of the Agent or the affected Lender, as the case may be, setting out the basis for the determination of the amount necessary to indemnify the Agent or the Lender pursuant to this Section 4.11 shall be conclusive evidence, absent manifest error, of the correctness of that determination.

(3) Survival. It is the intention of the Borrower, the Agent and each Lender that this Section 4.11 shall supersede any other provisions in this Agreement which in any way limit the liability of the Borrower and that the Borrower shall be liable for any obligations arising this Section 4.11 even if the amount of the liability incurred exceeds the amount of the other Obligations. The obligations of the Borrower under these Sections are absolute and unconditional and shall not be affected by any act, omission or circumstance whatsoever, whether or not occasioned by the fault of the Agent or a Lender, except in respect of gross negligence or wilful misconduct by it. The obligations of the Borrower under this Section 4.11 shall survive the repayment of the other Obligations and the termination of the Credit Facility.

SECTION 5 – REDUCTION AND REPAYMENT

5.1	Term and Maturity

The term of the Credit Facility shall commence on the Closing Date and, subject to the provisions of Sections 5.3 and 5.4, end on the Maturity Date.

5.2	Repayment

All Advances and other amounts outstanding under the Credit Facility including unpaid principal, interest and fees shall be paid in accordance with the terms of this Agreement and the Fee Letter, and the Credit Facility shall be cancelled, on the Maturity Date.

5.3	Mandatory Repayment

(1) If the closing price per Share on the NYSE in USD on any NYSE Trading Day, is less than the lesser of (x) 50% of the Initial Price and (y) $50.00 (in each case subject to adjustment by the Agent to account for stock splits, stock dividends, reverse stock splits, stock consolidations and similar events) then the Agent has the right within the ten (10) following NYSE Trading Days to immediately require the Borrower to forthwith repay the Outstanding Loan Amount and all accrued interest (which shall be paid by the Agent to the extent the Borrower has prepaid interest in accordance with Section 4.1(3)) and to cancel the Credit Facility.

(2) The Borrower shall reimburse each Lender for and hold each Lender harmless against any loss, cost or expense suffered or incurred by the Lender by virtue of the necessity to resort to Section 5.3(1) including any expenses which the Lender incurs by reason of the liquidation or re-deployment of deposits or other funds acquired by the Lender to maintain its obligations under this Agreement and any interest or other charges payable to lenders of funds borrowed by the Lender in order to maintain the obligations of the Lender under this Agreement, but not including loss of profit.

5.4	Voluntary Prepayment

(1) From time to time, prior to the Maturity Date, the Borrower may permanently repay, in whole or in part, the Advances provided that (a) all accrued interest with respect to the amount to be repaid shall have been paid (or shall be paid by the Agent to the extent the Borrower has prepaid interest in accordance with Section 4.1(3)); and (b) if such repayment is prior to the first anniversary of the date hereof, the Borrower shall pay the Prepayment Fee to the Agent as set out in the Fee Letter. The Borrower shall give to the Agent at least three (3) Business Days’ prior written notice (or one (1) Business Day’s prior written notice at any time following delivery of a Remedy Notification) indicating its intention to make any permanent repayment, the amount of the permanent repayment and the date of the permanent repayment, provided that the written notice delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, transactions or borrowings in general, in which case such notice may be revoked on or before the stated date of prepayment by the Borrower. Each such prepayment shall be in the minimum aggregate amounts of $50,000,000, respectively or whole multiples of $10,000,000 in excess thereof. The Loan Amount shall be permanently reduced by the amount of such prepayment.

(2) The Borrower shall reimburse each Lender for and hold each Lender harmless against any loss, cost or expense suffered or incurred by the Lender by virtue of the Borrower resorting to Section 5.4(1) including any expenses which the Lender incurs by reason of the liquidation or re-deployment of deposits or other funds acquired by the Lender to maintain its obligations under this

Agreement and any interest or other charges payable to lenders of funds borrowed by the Lender in order to maintain the obligations of the Lender under this Agreement, but not including loss of profit.

SECTION 6 – PAYMENTS AND TAXES

6.1	Payments Generally

All amounts owing in respect of the Credit Facility, whether on account of principal, interest, margin or fees or otherwise, shall be paid in US Dollars. Each payment under this Agreement shall be made for value on the day the payment is due, provided that if that day is not a Business Day, the payment shall be due on the Business Day next following the day, unless the Business Day next following the day is in the next following month, in which event the payment shall be made on the immediately preceding Business Day. All interest and other fees shall continue to accrue until payment has been received by the Agent. Each payment shall be made, and each payment made hereunder shall be credited for same day value if received, at the Agent’s Account for Payments at or before 1:00 p.m. on the day the payment is due. Receipt by the Agent from the Borrower of funds under this Agreement, as principal, interest, fees or otherwise, shall be deemed to be receipt of those funds by the Lenders.

6.2	Taxes

(1) Payments. All payments to be made by or on behalf of the Borrower under or with respect to this Agreement are to be made free and clear of and without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is required by Applicable Law. If the Borrower is required to deduct or withhold any Taxes from any amount payable to the Agent or any Lender, (a) the amount payable shall be increased as may be necessary so that, after making all required deductions or withholdings (including deductions and withholdings applicable to, and taking into account all Taxes on, or arising by reason of the payment of, additional amounts under this Section 6.2(1), the Agent or the Lender, as the case may be, receives and retains an amount equal to the amount that it would have received had no such deductions or withholdings been required, (b) the Borrower shall make such deductions or withholdings, and (c) the Borrower shall remit the full amount deducted or withheld to the relevant taxing authority in accordance with Applicable Laws. Notwithstanding the foregoing or any other provision in this Agreement, the Borrower shall not be required to pay additional amounts in respect of Excluded Taxes.

(2) Indemnity. The Borrower shall indemnify the Agent and the Lenders for the full amount of any Taxes (other than Excluded Taxes) imposed by any jurisdiction on amounts payable by the Borrower under this Agreement and paid by the Agent or any Lender and any liability (including penalties, interest and reasonable expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted, and any Taxes levied or imposed with respect to any indemnity payment made under this Section 6.2. The Borrower shall also indemnify the Agent and the Lenders for any Taxes (other than Excluded Taxes) that may arise as a consequence of the execution, sale, transfer, delivery or registration of, or otherwise with respect to this Agreement or any other Document. The indemnifications contained in this Section 6.2(2) shall be made within 30 days after the date the Agent makes written demand therefor.

(3) Evidence of Payment. Within 30 days after the date of any payment of Taxes by the Borrower, the Borrower shall furnish to the Agent, to the extent available, the original or a certified copy of a receipt evidencing payment by the Borrower of any Taxes with respect to any amount payable to the Agent and the Lenders hereunder.

(4) Excluded Taxes. For the purpose of this Section 6.2, “Excluded Taxes” means, in relation to the Agent or any Lender, (a) any net income, capital or similar Taxes imposed on the net income or capital of the Agent or the Lender by a Governmental Authority as a result of the Agent or such Lender (i) carrying on a trade or business or having a permanent establishment in the jurisdiction of the Governmental Authority imposing such Taxes or a political subdivision thereof, (ii) being organized under the laws of such jurisdiction of the Governmental Authority imposing such Taxes or a political subdivision thereof, or (iii) being or being deemed to be resident in such jurisdiction of the Governmental Authority imposing such Taxes or a political subdivision thereof; (b) any “branch profits” or similar Taxes; (c) any withholding Taxes that are in effect and would apply to amounts payable to the Agent or such Lender at the time the Agent or such Lender becomes a party to this Agreement (or designates a new lending office) (except to the extent that the Agent or such Lender (or its assignee, if any) was entitled, immediately prior to the designation of a new lending office (or an assignment) to receive additional amounts with respect to such withholding Taxes pursuant to this Section 6.2); and (d) any withholding Taxes imposed on the Agent or such Lender as a result of the Agent’s or such Lender’s failure to comply with the covenant of Section 6.2(6).

(5) Survival. The Borrower’s obligations under this Section 6.2 shall survive the termination of this Agreement and the payment of all amounts payable under or with respect to this Agreement.

(6) Tax Documentation. If and to the extent applicable, the Agent and each Lender agrees to comply with any Tax documentation requirement in order to eliminate or reduce any withholding Taxes on any amounts payable to the Agent or such Lender.

6.3	No Set-Off

All payments to be made by the Borrower shall be made without set-off or counterclaim and without any deduction of any kind.

6.4	Application of Payments After Exercise of Rights Under Section 10.2

All payments made by or on behalf of the Borrower after the exercise of any rights arising under Section 10.2 shall be paid to the Agent and distributed among the Lenders in accordance with their respective Rateable Portions (or, as the case may be, to or among the Agent, the Lender or the Lenders to whom those payments are owing) in each instance in the following order:

(a)	firstly, in payment of all applicable fees owing to the Agent pursuant to the Fee Letter;

(b)	secondly, to the payment of the principal amount of any Obligations outstanding under this Agreement and then to the payment of accrued and unpaid interest thereunder;

(c)	thirdly, to Obligations representing the reasonable out-of-pocket costs and expenses of any realization against the Borrower or of its property and assets, including the reasonable out-of-pocket expenses of the Agent and the reasonable fees and out-of-pocket expenses of counsel, consultants and other advisers employed in connection therewith and in payment of all reasonable out-of-pocket costs and expenses incurred by the Agent in connection with the administration and enforcement of this Agreement or the other Documents, to the extent that those funds, costs and expenses shall not have been reimbursed to the Agent; and

(d)	fourthly, in payment of the balance, if any, to the Borrower or such other person or persons who may be entitled at law or, in each case, their respective successors or assigns, or as a court of competent jurisdiction may otherwise direct.

SECTION 7 – SECURITY AND MARGINING REQUIREMENTS

7.1	Maximum Amount Secured

On any Business Day during the term of this Agreement, the total amount of Obligations secured by the Collateral shall be such amount of the Obligations (the “Secured Obligations”) as shall not exceed the sum of (i) the product of 0.80 and the RM Investment Amount and (ii) all Reasonable Selling Expenses.

7.2	Security Documents

(1) The Borrower shall cause the Pledge and Security Agreement to be executed and delivered to the Agent on behalf of the Lenders to secure the Obligations, in a form and substance reasonably satisfactory to the Agent.

(2) Immediately following the execution and delivery of the Pledge and Security Agreement and in any case no later than five (5) Business Days after the date of the Pledge and Security Agreement, the Borrower shall take all necessary steps to register the Pledge and Security Agreement with the relevant tax authorities in the Netherlands and provide, when available, a copy of the date stamped confirmation of receipt and of the registered Pledge and Security Agreement to the Agent without delay.

7.3	Collateral

(1) The Collateral shall be held by CIBC Mellon Trust Company or a financial institution qualified to conduct business as a bank or trust company under the Applicable Laws of Canada or the United States of America and having (together with its controlling shareholder, provided that such controlling shareholder is also a bank, bank holding company or trust company under the Applicable Laws of Canada or the United States) total assets of at least $5,000,000,000.

(2) Other than to the extent required to realize on any of the Collateral in a manner that complies with the Exit Agreement, the Agent and the Lenders shall not have any claim against Newco, Newco I.5, Newco II or any of their assets and under no circumstances shall the Agent or the Lenders be entitled to exercise any rights of the Borrower under the Investors Agreement or the Newco II Unanimous Shareholders Agreement.

7.4	Initial Obligation to Deliver Share Collateral to Satisfy Required Margin

(1) On the Initial Loan Date, as continuing collateral for the repayment and the performance of all the Secured Obligations, the Borrower shall deliver to the Agent the share certificates representing the Share Collateral. Such share certificates shall be endorsed in favour of the Agent or in blank or accompanied by share transfer powers of attorney satisfactory to the Agent.

(2) The Share Collateral shall be certificated and remain registered in the name of Newco II until the occurrence of a Realization Event.

(3) Prior to the occurrence of a Realization Event:

(a)	Newco II shall be entitled to receive all cash dividends or other cash distributions on, or in respect of, the Share Collateral free of any Liens created by the Security Documents;

(b)	Newco II shall be entitled to vote the Share Collateral; and

(c)	The Borrower shall send to Newco and Newco II any notices of default received from the Agent under this Agreement, promptly after receipt of any such notices and keep Newco and Newco II updated, on a timely basis, on further developments related to such defaults and the consequences thereof; provided that the Agent shall not send the Borrower any notice of an Event of Default or any other action that would cause a Realization Event except in accordance with Section 10.2.

7.5	Obligation to Maintain Required Margin

(1) If on any Business Day after the Initial Loan Date, the Coverage Ratio is less than the product of 0.925 and the Required Coverage Ratio, then, no later than two (2) Business Days following receipt by the Borrower of a written demand by the Agent, the Borrower shall Transfer to the Agent’s Account for Payments an amount of Cash Margin such that the Coverage Ratio is equal to the appropriate Required Coverage Ratio.

(2) If on any Business Day, the Coverage Ratio is greater than the product of 1.081 and the Required Coverage Ratio and provided that no Event of Default shall have occurred and is continuing, and no other event has occurred and is continuing which, with the giving of notice or the lapse of time or both, would constitute an Event of Default, the Agent will Transfer, no later than two

Business Days following such Business Day, to the Borrower’s Account Cash Margin in an amount equal to the lesser of (i) the amount required such that after such Transfer the Coverage Ratio will be equal to the Required Coverage Ratio and (ii) the amount of the Cash Margin.

(3) The Agent shall pay interest to the Borrower at the Federal Funds Rate on the Cash Margin Balance.

7.6	Accelerated Margin Call Event

If at any time on any Business Day, the Coverage Ratio is less than the product of 0.875 and the Required Coverage Ratio, then no later than the Business Day following receipt by the Borrower of a written demand by the Agent, the Borrower shall Transfer to the Agent’s Account for Payments an amount of Cash Margin such that the Coverage Ratio is equal to the appropriate Required Coverage Ratio.

7.7	Transfer of Title

Each party agrees that all right, title and interest in and to any Cash Margin which it transfers to the other party under the terms of this Section 7 shall vest in the recipient free and clear of any Liens or any other interest of the transferring party or of any third person.

7.8	No Security Interest

Nothing in this Section 7 is intended to create or does create in favour of the Agent or any Lender any Lien in any Cash Margin Transferred by the Borrower to the Agent.

7.9	Borrowing to Meet Margin Call

The Borrower may borrow additional amounts under an existing or newly created Subordinated Note, and the principal amount of any Subordinated Note may be increased, in order for the Borrower to satisfy any Obligations, including, but not limited to, amounts payable pursuant to Sections 7.5 and 7.6.

7.10	Returned Cash Margin

The Borrower may use any Cash Margin paid to it by the Agent under this Section 7 to repay amounts owing under any Subordinated Note.

7.11	Newco II Pledge Agreement

For purposes of the pledge agreement between the Borrower and Newco II securing Newco II’s obligations under the Newco II Loan Note, the parties to this Agreement agree that the Agent will be the “RM Sub nominee” as contemplated by Section 1.2 of such pledge agreement.

SECTION 8 – CONDITIONS PRECEDENT

8.1	Conditions Precedent to Disbursements of Advances

The obligation of each Lender to make available the Advance on the Initial Loan Date and the Remaining Loan Date is subject to and conditional upon the satisfaction of the following conditions:

(1) Delivery of Documents. The Agent shall have received Sufficient Copies, in form and substance reasonably satisfactory to the Agent, of the following:

(a)	this Agreement duly executed by all the parties thereto;

(b)	each Security Document duly executed by all the parties thereto;

(c)	the Basic Element Limited Indemnity duly executed by all the parties thereto;

(d)	a director’s certificate from the Borrower, reasonably satisfactory to the Agent, certifying (i) that the Borrower’s security interest in the Share Collateral is free and clear of all Liens other than Permitted Liens; (ii) that the execution and delivery of the Documents and the performance of the Borrower’s obligations thereunder will not violate any contracts or orders to which the Borrower is a party or by which it is otherwise bound, except as could not reasonably be expected to have a Material Adverse Effect and (iii) that there is no litigation pending, or to the knowledge of the Borrower, threatened against the Borrower which could reasonably be expected to have a Material Adverse Effect except as set out in such director’s certificate;

(e)	an officer’s certificate from Newco II, reasonably satisfactory to the Agent, certifying (i) that Newco II owns the Share Collateral beneficially and of record and that the Share Collateral is free and clear of all Liens other than Permitted Liens; (ii) that the execution and delivery of the Newco II Agreements and the performance of Newco II’s obligations thereunder will not violate any contracts or orders to which Newco II is a party or by which it is otherwise bound, except as could not reasonably be expected to have a Material Adverse Effect and (iii) that there is no litigation pending, or to the knowledge of Newco II, threatened against Newco II which could reasonably be expected to have a Material Adverse Effect except as set out in such officer’s certificate;

(f)	an officer’s certificate from Magna addressed to the Agent and Lenders, reasonably satisfactory to the Agent, certifying that (i) Magna is currently a reporting issuer in good standing in every province of Canada; (ii) Magna is eligible to participate in the short form prospectus and shelf prospectus system; (iii) no cease trade order is currently outstanding in respect of the Shares; and (iv) the outstanding Shares are listed for trading on the Toronto Stock Exchange and the NYSE;

(g)	true copies of the Assignment Agreement and the Subordinated Note each executed by all parties thereto certified by an appropriate officer of the Borrower;

(h)	true copies of all Newco II Agreements each executed by all parties thereto certified by an appropriate officer of Newco II;

(i)	a certificate of the Borrower dated the Closing Date executed by an appropriate director of the Borrower certifying:

(i)	the names and the specimen signatures of the Persons authorized to sign this Agreement, the Security Documents and the other Documents to be executed and delivered by the Borrower under this Agreement;

(ii)	that the constitutional documents, consisting of the deed of incorporation containing the current articles of association and an original extract from the Chamber of Commerce Commercial Register, of the Borrower, which shall be attached thereto, are complete and correct copies and that the constitutional documents have not been amended, modified or supplemented and are in full force and effect;

(iii)	a copy of the written resolution of the managing board (in Dutch: het bestuur) of the Borrower, signed by all members of the managing board (in Dutch: bestuurders):

(A)	approving the terms of, and the transactions contemplated by, this Agreement, the Security Documents and the other Documents to which it is a party and resolving that it shall execute all Documents to which it is a party;

(B)	authorising a specified person or persons to execute the Documents to which it is a party on its behalf; and

(C)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with the Documents to which it is a party;

(iv)	that all other authorizations necessary to authorize the execution and delivery of and the performance by the Borrower of its obligations under this Agreement, the Security Documents and the other Documents to which it is a party and all the transactions contemplated thereby have been obtained by the Borrower and are in full force and effect;

(j)	a certificate of the sole holder of the issued shares in the capital of the Borrower dated the Closing Date executed by an appropriate director of the sole holder of the issued shares in the capital of the Borrower certifying:

(i)	a copy of a resolution signed by the sole holder of the issued shares in the capital of the Borrower:

(A)	approving the terms of, and the transactions contemplated by, the Documents to which the Borrower is a party; and

(B)	appointing each member of the managing board to represent the Borrower in respect of entering into the Documents to which it is a party and the transactions contemplated thereby in case of a conflict of interest;

(k)	opinions (pursuant to the laws of the Province of Ontario and the federal laws of Canada applicable therein and pursuant to the laws of the Netherlands) from counsel to the Borrower addressed to the Agent and the Lenders substantially in the form of Exhibits C-1 and C-2 ;

(l)	an opinion (pursuant to the laws of the Province of Ontario and the federal laws of Canada applicable therein) from counsel to Newco II addressed to the Agent and the Lenders substantially in the form of Exhibit D; and

(m)	an opinion from counsel to Magna addressed to the Agent and Lenders substantially in the form of Exhibit E.

(2) Registration of Security Documents. Filings with the proper authorities in all applicable jurisdictions (including the Province of Ontario) of all required financing statements under the applicable personal property security legislation sufficient to perfect the Borrower’s security interest in the collateral of Newco II granted under the Newco II Agreements.

(3) Searches. Searches made in the personal property security registries of all relevant jurisdictions (including the Province of Ontario) against Newco II and the Borrower which disclose no liens, security interest or other adverse claims in or against the Shares or other collateral standing as security under the Newco II Agreements or the Documents, as the case may be, other than the ownership interest of Newco II, the security interest of the Borrower and the security interest of the Agent.

(4) Shelf Prospectus. A base shelf prospectus shall have been filed by Magna and receipted by the applicable securities regulatory authorities in the Province of Ontario, with the Agent and /or Newco II, as applicable, as selling securityholders, in relation to a distribution of the Share Collateral in the Province of Ontario and kept updated on a continuous basis, by way of prospectus amendment when required, until the earlier of the Maturity Date or completion of the distribution in connection with the Agent’s realization upon the Share Collateral.

(5) Fees. All fees for which invoices have been provided at least two (2) Business Days prior to the Closing Date payable in accordance with this Agreement and the Fee Letter on or before the Closing Date shall have been paid to the Agent.

8.2	Waiver of a Condition Precedent

The conditions stated in Sections 8.1 are inserted for the sole benefit of the Agent and Lenders and may be waived by the Agent, in whole or in part, with or without terms or conditions, in respect of all or any portion of the Advances, without affecting the right of the Lenders to assert terms and conditions in whole or in part in respect of any other Advance.

SECTION 9 – COVENANTS

9.1	Affirmative Covenants of the Borrower

While any amount owing under this Agreement or any of the other Documents remains unpaid the Borrower covenants with the Agent and each Lender as follows:

(1) Corporate Existence. The Borrower shall do or cause to be done all things necessary to keep in full force and effect its corporate existence and all rights, franchises, trademarks, licences and qualifications required for it to carry on its businesses and own, lease or operate its properties in each jurisdiction in which it carries on business or own, lease or operate property or assets from time to time except to the extent that failure to do such things could not reasonably be expected to have a Material Adverse Effect.

(2) Compliance with Laws, etc. The Borrower shall comply with all Applicable Laws and all Government Approvals required in respect of its businesses, properties, the Collateral, or any activities or operations carried out thereon, except to the extent failure to comply therewith could not reasonably be expected to have a Material Adverse Effect. This covenant does not apply to Taxes, which are exclusively addressed in Section 9.1(6).

(3) Government Approvals. The Borrower shall obtain (to the extent not in existence on the Closing Date) and maintain, by the observance and performance of all obligations thereunder and conditions thereof, all Government Approvals required for it to carry on its business, except to the extent failure to obtain or maintain such Government Approvals could not reasonably be expected to have a Material Adverse Effect.

(4) Payment. The Borrower shall duly and punctually pay or cause to be paid all sums of money due and payable by it under this Agreement and the other Documents on the dates, at the places and in the currency and the manner set forth herein and therein.

(5) Litigation. Promptly (and in any event within five (5) Business Days after a Responsible Officer becomes aware thereof), the Borrower shall (a) give notice to the Agent of any litigation, proceeding or dispute, threatened or commenced if the litigation, proceeding or dispute could reasonably be expected to have a Material Adverse Effect, (b) provide all information reasonably requested by the Agent concerning the status of any litigation, proceeding or dispute, and (c) use reasonable efforts to bring about a commercially reasonable and favourable resolution or disposition of the litigation, proceeding or dispute.

(6) Pay Claims and Taxes. The Borrower shall timely pay and discharge when due all Taxes charged to or payable by it and all obligations which may result in Liens (other than Permitted Liens) on its assets unless the relevant Tax or obligation is being actively and diligently contested in good faith by appropriate proceedings and is adequately reserved against in accordance with Dutch generally accepted accounting principles then currently in effect. Promptly upon forming the intention to contest the relevant payment, the Borrower shall notify the Agent of each such contest that involves a material amount of Taxes or other obligations.

(7) Notice of Default. Promptly (and in any event within five (5) Business Days) after the Responsible Officer becomes aware, the Borrower shall provide to the Agent notice of any Default or Event of Default, setting forth its details and the action taken or to be taken to remedy it.

(8) Use of Proceeds. The Borrower shall use all proceeds of Advances solely for the purposes set out in Section 3.4.

(9) Independent Director. Following the Closing Date and until the Maturity Date, the Borrower shall cause a director approved by the Agent to be appointed to the board of directors of the Borrower, such appointment (or the appointment of any successor director) to take effect not later than 30 days after the Agent identifies in writing to the Borrower a proposed director (or successor director).

9.2	Negative Covenants of the Borrower

While any amount owing under this Agreement or any of the other Documents remains unpaid the Borrower covenants with the Agent and each Lender that it shall not without the prior consent of the Majority Lenders:

(1) Dispositions. Sell, lease, transfer, assign, convey or otherwise dispose of any of the Collateral except in accordance with the terms of the Security Documents and the Exit Agreement.

(2) Negative Pledge. Assume, create or permit to exist to assume, create or permit to exist, any Lien, other than Permitted Liens, in respect of any of the Collateral, whether now owned or hereafter acquired.

(3) Debt. Create, incur, assume or permit to exist, any Debt except:

(a)	the Obligations; and

(b)	the obligations pursuant to the Investment Documents, amounts under any Subordinated Note and obligations pursuant to the Foreign Currency Hedging Agreement in respect of the one-time arm’s length payment thereunder, provided that such obligations shall be funded solely by a Subordinated Note.

(4) Distributions. Make any Distributions (other than Distributions by the Borrower of the proceeds of the Advance in respect of the Remaining Loan Amount and Cash Margin returned to the Borrower under Section 7 in order to prepay any Subordinated Note).

(5) Amalgamation and Merger. Enter into any merger, consolidation, amalgamation, reorganization, reconstruction or arrangement with any Person.

(6) Fundamental Change. (a) Change its objectives or purposes in any material way which could result in a Material Adverse Effect; (b) change its capital structure (other than conversion or exchange of any Subordinated Note into common equity of the Borrower or issuance of common equity of the Borrower pursuant to any Option Agreement and except as otherwise permitted by this Agreement); (c) amend its articles of incorporation or other constating documents; or (d) create or acquire any Subsidiaries other than Newco and Newco II.

(7) Borrower Documents. (a) Cancel or terminate any Borrower Documents; (b) waive any default or breach under any Borrower Documents; or (c) amend or otherwise modify any Borrower Documents without the consent of the Agent, such consent not to be unreasonably withheld, conditioned or delayed.

(8) Single Purpose. The Borrower shall not engage in any business or activity other than (a) acquiring and owning the Collateral, (b) maintaining its legal existence and complying with Applicable Laws, (c) entering into, and complying with its obligations and exercising its rights under, the Agreement, the Security Documents, the Documents, the Investment Documents, the Subordinated Note and any Option Agreement and acting as secured party in respect of 20,000,000 Shares, (d) issuing Subordinated Notes, paying Distributions permitted hereunder in respect thereof, converting or exchanging Subordinated Notes into common equity of the Borrower and entering into Option Agreements and issuing common equity of the Borrower pursuant thereto, and (e) activities incidental to the foregoing.

(9) Fiscal Year. Change its Fiscal Year.

9.3	Information

The Borrower shall provide the Agent with Sufficient Copies of such reports and information regarding the operations, business, assets and financial condition of the Borrower as the Agent may reasonably request.

SECTION 10 – DEFAULT AND ENFORCEMENT

10.1	Events of Default

The occurrence of one or more of the following events or circumstances constitutes an Event of Default under this Agreement:

(1) Non-payment of Principal. The Borrower fails to make when due, whether by acceleration or otherwise, any payment of principal or margin required to be made by the Borrower under this Agreement.

(2) Non-payment of Interest. The Borrower fails to make when due, whether by acceleration or otherwise, any payment of interest under this Agreement or any other Document, provided that the failure to make any such payment will not be deemed to be an Event of Default if (x) such failure is caused by an error or omission of an administrative or operational nature; and (y) such relevant payment is made within two (2) Business Days following receipt of written notice from the Agent of such failure to pay.

(3) Non- payment of Fees or Other Amounts. The Borrower fails to make when due, whether by acceleration or otherwise, any fees, costs or other amounts under this Agreement or any other Document and such failure continues for a period of three (3) Business Days.

(4) Breach of Covenants, etc. The Borrower fails to perform or observe:

(a)	any term, condition, covenant or undertaking contained in Section 9.1(7) or Section 9.2; or

(b)	any other term, condition, covenant or undertaking contained in any Document which is not otherwise specifically addressed in this Section 10.1 and that failure is not remedied within fifteen (15) days after receipt by the Borrower of written notice of such failure from the Agent.

(5) Cross-Default. With respect to any Debt of the Borrower (other than under any Document):

(a)	default occurs in the payment thereof when due, whether by acceleration or otherwise;

(b)	default occurs in the performance or observance of any obligation or condition with respect thereto and that default remains unremedied after any remedial period with respect thereto or any other termination or acceleration event occurs with respect thereto, and the effect of that default or other termination or acceleration event is to accelerate the maturity of that Debt or to permit the holder or holders thereof, or any trustee or agent for the holder or holders, to cause the Debt to become due and payable prior to its expressed maturity;

provided that a default described in paragraphs (a) or (b) of this Section 10.1(5) shall not at any time constitute an Event of Default unless, at such time, one or more defaults of the type described in paragraphs (a) or (b) of this Section 10.1(5) shall have occurred and be continuing with respect to Debt, the outstanding principal amount of which exceeds in the aggregate, $500,000.

(6) Newco II Related Events of Default. Newco II:

(a)	fails to maintain its corporate existence;

(b)	engages in any business or activity other than, directly or indirectly, acquiring and holding Shares, distributing funds pursuant to its distribution policy, whether such funds are received by it as a result of holding Shares or otherwise, and entering and performing its obligations under the Newco II Agreements and the Newco II Unanimous Shareholders Agreement.

(7) Representations and Warranties. Any representation, warranty or statement which is made by the Borrower in any Document or which is contained in any certificate, written statement or written notice provided under or in connection with any Document or which is deemed to have been made is untrue or incorrect when made or deemed to have been made in any material respect.

(8) Execution. Any writ, distress, execution, attachment, seizure, garnishment, sequestration, extent or any similar process is issued, levied or enforced against the Borrower or any of its properties or assets for an amount of $500,000 or more.

(9) Invalidity and Contest. This Agreement or any of the other Documents, or any material provision hereof or thereof, shall at any time after execution and delivery hereof or thereof, for any reason, cease to be a legal, valid and binding obligation of the Borrower or cease to be enforceable against the Borrower in accordance with its terms (subject to (a) applicable bankruptcy (in Dutch: faillissement), (provisional) suspension of payments (in Dutch: (voorlopige) surseance van betaling), insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally, (b) the fact that specific performance and injunctive relief may only be given at the discretion of the courts, and (c) the equitable or statutory powers of the courts to stay proceedings before them and to stay the execution of judgments)or shall be declared to be null and void, or the legality, validity, binding nature or enforceability of this Agreement or any other Document, or any provision hereof or thereof, shall be contested in writing by the Borrower or the Borrower shall deny in writing that it has any further liabilities or obligations hereunder or thereunder. Notwithstanding the provisions of this Section 10.1(9), the Agreement or the Security Documents ceasing to be legal, valid and binding obligations of the Borrower enforceable against the Borrower in accordance with their respective terms due to a change in laws applicable bankruptcy (in Dutch: faillissement), (provisional) suspension of payments (in Dutch: (voorlopige) surseance van betaling), insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally after the date of this Agreement shall constitute an Event of Default under this Agreement.

(10) Judgment. A final judgment in excess of $500,000 (excluding amounts that are covered by insurance) is levied or enforced against the Borrower, unless the judgment has been paid within 30 days of the rendering of the judgment or is not yet due or is being actively and diligently appealed and is satisfied, vacated, discharged or execution thereof stayed pending appeal or a settlement of the judgment has been negotiated within 30 days of the rendering of the judgment, or if any stay is lifted or a default occurs in any settlement.

(11) Voluntary Proceedings. The Borrower or Newco II:

(a)	institutes proceedings for substantive relief in any bankruptcy (in Dutch: faillissement), (provisional) suspension of payments (in Dutch: (voorlopige) surseance van betaling), insolvency, debt restructuring, reorganization, readjustment of debt, dissolution, liquidation, winding-up or other similar proceedings (including proceedings under the Bankruptcy and Insolvency Act (Canada), the Winding-up and Restructuring Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Dutch Insolvency Act (in Dutch: Faillissementswet) (The Netherlands), the incorporating statute of the relevant corporation or other similar legislation), including proceedings for the appointment of a trustee, interim receiver, receiver (in Dutch: curator), receiver and manager, administrative receiver, custodian, liquidator, provisional liquidator, administrator (in Dutch: bewindvoerder), sequestrator or other like official with respect to the relevant corporation or all or any material part of its property or assets

(b)	makes a general assignment for the benefit of creditors;

(c)	admits in writing its inability generally to pay its debts as they become due or otherwise acknowledges its insolvency or commits any other act of bankruptcy or is taken to be insolvent under any applicable legislation;

or acquiesces to, or takes any action binding upon the Borrower or Newco II, as the case may be, in furtherance of, any of the foregoing.

(12) Involuntary Proceedings. If any third party in respect of any of the Borrower or Newco II:

(a)	makes any application under the Companies’ Creditors Arrangement Act (Canada) or similar legislation;

(b)	files a proposal or notice of intention to file a proposal under the Bankruptcy and Insolvency Act (Canada) or similar legislation;

(c)	institutes a winding-up proceeding under the Winding-up and Restructuring Act (Canada), any relevant incorporating statute or any similar legislation;

(d)	presents a petition in bankruptcy under the Bankruptcy and Insolvency Act (Canada) or any similar legislation;

(e)	files an application for bankruptcy (in Dutch: faillissement) or (provisional) suspension of payments (in Dutch: (voorlopige) surseance van betaling) under the Dutch Insolvency Act (in Dutch: Faillissementswet) (The Netherlands); or

(f)

files, institutes or commences any other petition, proceeding or case under any other bankruptcy, insolvency, debt restructuring, reorganization, incorporation, readjustment of debt, dissolution, liquidation, winding-up or similar law now or hereafter in effect, seeking bankruptcy, liquidation, reorganization, dissolution, winding-up, composition or readjustment of debt of any of them, the appointment of a trustee, interim receiver, receiver, receiver and manager, administrative receiver, custodian, liquidator, provisional liquidator, administrator, sequestrator or other like official for any of them, or any material part of any of their respective assets or any similar relief.

(13) Creditor Action. Any secured creditor, encumbrancer, seizor (in Dutch: beslaglegger) or lienor, or any trustee, interim receiver, receiver (in Dutch: curator), receiver and manager, administrative receiver, agent, bailiff or other similar official appointed by any secured creditor, encumbrancer, seizor (in Dutch: beslaglegger) or lienor, takes possession of, forecloses, seizes, retains, sells or otherwise disposes of, or otherwise proceeds to enforce security over, all or a substantial part of the Collateral or gives notice of its intention to do any of the foregoing.

(14) Material Adverse Effect. At any time there occurs an event or circumstance which in the view of the Majority Lenders has or could have a Material Adverse Effect.

(15) Change of Control. The Permitted Transferees applicable to the Borrower cease to directly or indirectly own, beneficially and legally, all of the shares of the Borrower.

10.2	Rights upon Default and Event of Default

(1) Upon the occurrence and during the continuance of a Default, the Agent may, and shall upon the instructions of the Majority Lenders, on notice to the Borrower, declare that the ability of the Borrower to make any further borrowing under the Credit Facility shall be suspended pending the remedying of the Default. Upon the occurrence of an Event of Default pursuant to Sections 10.1(11) or 10.1(12), the Agent shall, and upon the occurrence of any other Event of Default and for so long as the other Event of Default shall continue, the Agent may, and shall upon the instructions of the Majority Lenders, do either or both of the following without notice to the Borrower:

(a)	declare that the Credit Facility has expired and that the Lenders’ obligations to make Advances have terminated;

(b)	declare the entire principal amount of all Advances outstanding, all unpaid accrued interest and all fees and other amounts required to be paid by the Borrower hereunder to be immediately due and payable without the necessity of presentment for payment, notice of non-payment and of protest (all of which are hereby expressly waived) and proceed to exercise any and all rights and remedies hereunder and under any other Document or otherwise permitted by law; and

(c)	require the Borrower to send to Newco and Newco II any notice of an Event of Default received by the Borrower from the Agent.

Notwithstanding the foregoing, upon occurrence of an Event of Default other than a Specified Event of Default, the Agent shall not take any such action, or any other action that would cause a Realization Event, until the fifth Business Day after delivery to the Borrower of a written notice stating its intention to take such action (a “Remedy Notification”).

(2) From and after the issuance of any declaration referred to in Section 10.2(1), no Lender shall be required to honour any cheque or other instrument presented to it by the Borrower regardless of the date of issue or presentation. Immediately upon receipt of a declaration under Section 10.2(1)(b), the Borrower shall pay to the Agent on behalf of the Lenders all amounts outstanding hereunder.

(3) Upon the occurrence of a Realization Event, the Agent may, and shall upon the instructions of the Majority Lenders, agree on behalf of the Lenders to effectuate the Exchange.

10.3	Waiver of Default

No express or implied waiver by the Agent and the Lenders or any of them of any Default or Event of Default shall in any way be or be construed to be a waiver of any future or subsequent Default or Event of Default. To the extent permitted by Applicable Law, the Borrower hereby waives any rights now or thereafter conferred by statute or otherwise which may limit or modify any of the Agent’s or the Lenders’ rights or remedies under any Document. The Borrower acknowledges and agrees that the exercise by the Agent or any Lender of any rights or remedies under any Document without having declared an acceleration shall not in any way alter, affect or prejudice the right of the Agent and the Lenders to make a declaration pursuant to Section 10.2 at any time and, without limiting the foregoing, shall not be construed as or deemed to constitute a waiver of any rights under Section 10.2.

SECTION 11 – REMEDIES

11.1	Remedies Cumulative

For greater certainty, the rights and remedies of the Agent and the Lenders under this Agreement and the other Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity. Any single or partial exercise by the Agent or any Lender of any right or remedy upon the occurrence of a Default or Event of Default shall not be deemed to be a waiver of, or to alter, affect or prejudice any other right or remedy to which the Agent or the Lender may be lawfully entitled as a result of the Default or Event of Default, and any waiver by the Agent or any Lender of the strict observance of, performance of or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted thereby, either expressly or by conduct, shall be effective only in the specific instance and for the purpose for which it is given and shall be deemed not to be a waiver of any subsequent Default or Event of Default.

11.2	Sharing of Information

The Borrower authorizes the Agent and the Lenders to share among each other any information possessed by any of them regarding the Borrower.

11.3	Remedies Not Limited

The Agent on behalf of itself and the Lenders may, to the extent permitted by Applicable Law, bring suit at law, in equity or otherwise, for any available relief or purpose including: (a) the specific performance of any covenant or agreement contained in this Agreement or in any other Document; (b) an injunction against a violation of any of the terms of this Agreement or any other Document; (c) in aid of the exercise of any power granted by this Agreement or any other Document or by law; or (d) the recovery of any judgment for any and all amounts due in respect of the Obligations.

11.4	Sharing of Proceeds Among the Lenders

The Lenders agree among themselves that, except as otherwise contemplated by the provisions of this Agreement, all sums received by the Lenders for application against amounts owing by the Borrower under this Agreement (whether received by voluntary payment, by the exercise of any right of set-off, or by counterclaim, cross-action or as proceeds of realization of any security), after payment to the Agent of its fees and disbursements, shall be shared by each Lender as nearly as possible in accordance with each Lender’s Rateable Portion.

11.5	Set-Off, etc.

Upon the occurrence of an Event of Default, the Agent, each Lender and each of their respective branches and offices are hereby authorized by the Borrower from time to time, without notice to: (a) set off and apply any and all amounts owing by the Agent or any Lender, including the Cash Margin Balance, or any of its branches or offices to the Borrower (whether payable in US Dollars or any other currency - and any amounts so owing in any other currency may be converted into its USD Equivalent- whether matured or unmatured, and in the case of deposits, whether general or special, time or demand and however evidenced) against and on account of the Obligations (whether or not any declaration under Section 10.2 has been made and whether or not those Obligations are unmatured or contingent); (b) hold any amounts owing by the Agent or any Lender as collateral to secure payment of the Obligations owing to it to the extent that those amounts may be required to satisfy any contingent or unmatured Obligations owing to it; and (c) return as unpaid for insufficient funds any and all cheques and other items drawn against any deposits so held as the Agent or any Lender in its sole discretion may elect.

11.6	Agent or Lender May Perform Covenants

If the Borrower fails to perform any of its obligations under any covenant contained in this Agreement or any other Document, the Agent or any Lender may (but has no obligation to), upon notice to the Borrower, perform any covenant capable of being performed by it.

11.7	Decision to Enforce Security Documents

Upon the Security Documents becoming enforceable in accordance with their terms, the Agent shall promptly so notify each of the Lenders. Any Lender may thereafter provide the Agent with a written request to enforce the Security Documents. Forthwith after the receipt of such a request, the Agent shall seek the instruction of the Majority Lenders as to whether the Security Documents should be enforced and the manner in which the Security Documents should be enforced. In seeking such instructions, the Agent shall submit a specific proposal to the Lenders. The Agent shall promptly notify the Lenders of all instructions and approvals of the Majority Lenders. Notwithstanding any decision to the contrary by the Majority Lenders, the Agent may enforce the Security Documents if it believes it is in its own and the Lenders’ best interests to do so.

SECTION 12 – THE AGENT AND THE LENDERS

12.1	Authorization of Agent

Each Lender irrevocably appoints and authorizes the Agent to take all action as agent on its behalf and to exercise those powers and perform those duties under this Agreement and the other Documents as are delegated to the Agent by the terms thereof, together with all powers reasonably incidental thereto. As to any matters not expressly provided for by this Agreement or the other Documents, the Agent is not required to exercise any discretion or to take any action, but is required to act or to refrain from acting (and is fully protected in so acting or refraining from acting) upon the instructions of the Majority Lenders. Notwithstanding anything to the contrary in this Agreement and the other Documents, the Agent shall never be required to take any action which is contrary to this Agreement, the other Documents or Applicable Law. No Lender shall have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting under this Agreement in accordance with the terms and conditions of this Section 12.

12.2	Action by Agent

The Agent shall have the right, subject to the provisions of this Agreement, and without restricting the generality of this Agreement, to take such actions as the Agent deems necessary or refrain from taking those actions, or to give agreements, consents, approvals, or instructions to the Borrower on behalf of the Lenders in respect of all matters referred to in or contemplated by this Agreement. Each Lender agrees that any action taken by the Agent or the Majority Lenders (or, where required by the express terms of this Agreement, a greater proportion of the Lenders) in accordance with the provisions of this Agreement or of the other Documents, and the exercise by the Agent or the Majority Lenders (or, where so required, such greater proportion) of the powers set forth herein or therein, together with such other powers as are reasonably incidental thereto, shall be authorized and binding upon all of the Lenders. Without limiting the generality of the foregoing, the Agent shall have the sole and exclusive right and authority to (1) act as the disbursing and collecting agent for the Lenders with respect to all payments and collections arising in connection herewith and with the Security Documents; (2) execute and deliver each Document and accept delivery of each such agreement delivered by the Borrower or any of its Subsidiaries; (3) act as collateral agent for the Lenders for purposes of the perfection of all security interests and Liens created by such agreements and all other purposes stated therein; (4) manage, supervise and otherwise deal with the Collateral; (5) take such action as is necessary or desirable to maintain the perfection and priority of the security interests and Liens created or purported to be created by the Security Documents; and (6) except as may be otherwise specifically restricted by the terms hereof or of any other Document, exercise all remedies given to the Agent and the Lenders with respect to the Collateral under the Documents relating thereto, Applicable Law or otherwise.

12.3	Arrangements for Advances

The Agent shall give notice to each Lender promptly in writing upon receipt by the Agent of any notice given under this Agreement that affects a Lender. The Agent shall advise each Lender of the amount, date and details of each Advance and of each Lender’s participation in each Advance. At or before 1:00 p.m. on the Drawdown Date, each Lender will make its participation available to the Borrower at the Agent’s Account for Payments.

12.4	Arrangements for Repayment of Advances

All payments made by or on behalf of the Borrower and received by the Agent, whether before or after the exercise of any rights arising under Section 10.2, shall be paid to each Lender in accordance with its entitlement under this Agreement. Payment by the Agent shall be made promptly following receipt and, in any event, the Agent shall use its reasonable efforts to pay to each Lender at the applicable Lender’s Branch of Account the applicable amount on the same Business Day as the amount is received by the Agent.

12.5	Lenders Bound by Decision to Exercise Remedies

Each Lender agrees to be bound by a decision of the Majority Lenders or the Agent to exercise the rights and remedies provided in this Agreement. Each Lender shall, subject to Applicable Law, do all acts and things as may be necessary or reasonable to enable the Agent to act pursuant to any decision.

12.6	Deemed Repayment and Funding

(1) Assumption re Payments. Unless the Agent has been notified in writing by the Borrower at least one (1) Business Day before the date on which any payment to be made by the Borrower under this Agreement is due that the Borrower does not intend to remit the payment, the Agent may, in its discretion, assume that the Borrower has remitted the payment when so due and the Agent may, in its discretion and in reliance upon that assumption, make available to each Lender on the payment date an amount equal to its Rateable Portion of the assumed payment. If the Borrower does not in fact remit that payment to the Agent, the Agent shall promptly notify each Lender and each Lender shall forthwith on demand pay to the Agent the amount of the assumed payment made available to the Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent (the determination to be conclusive and binding on the Lender) in accordance with the Agent’s usual banking practice for similar advances to financial institutions of like standing to that Lender, and, in any event, at a rate no greater than the usual interbank offered rate for the sale of deposits in the applicable currency.

(2) Assumption re Advances. Subject to Section 3.2(2), unless the Agent has been notified in writing by a Lender at least 1 Business Day before a Drawdown Date that the Lender does not intend to make available its Rateable Portion of an Advance to be made available on the Drawdown Date, the Agent may, in its discretion, assume that the Lender has remitted to the Agent funds in an amount equal to its Rateable Portion of the Advance and the Agent may, in its discretion and in reliance upon that assumption, make available to the Borrower on the Drawdown Date an amount equal to the Lender’s Rateable Portion of that Advance. If the Lender does not in fact remit such funds to the Agent, the Agent shall promptly notify that Lender, and that Lender, or failing that Lender, the Borrower, shall forthwith on demand pay to the Agent the amount made available by the Agent on behalf of that Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent (the determination to be conclusive and binding on that Lender) in accordance with the Agent’s usual banking practice for similar advances to financial institutions of like standing to that Lender, but, in any event, at a rate no greater than the usual interbank offered rate for the sale of deposits in the applicable currency.

12.7	Responsibility of Agent

The Agent makes no representation or warranty, and accepts no responsibility, with respect to the due execution, legality, validity, sufficiency or enforceability of any Document or any other instrument or document referred to herein or relative hereto. The Agent assumes no responsibility for the financial condition of the Borrower or for the repayment of any of the Advances. The Agent assumes no responsibility with respect to the accuracy, authenticity, legality, validity, sufficiency or enforceability of any documents, papers, materials or other information furnished by the Borrower or any other Person to the Agent or to any Lender in connection with any of the Documents or any matter referred to therein. Except for its gross negligence or wilful misconduct, the Agent shall incur no liability to the Lenders under or in respect of this Agreement or any of the other Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances. The Agent assumes no responsibility for the repayment of any of the Advances or other amounts outstanding under this Agreement or any of the other Documents by the Borrower. The Agent shall not have any duty to the Lenders to investigate whether a Default or an Event of Default has occurred. The Agent shall, as regards the Lenders, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Lender that such Lender considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

12.8	Acknowledgement of Lenders

(1) Independent Appraisal of Borrower. Each Lender acknowledges to the Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and, accordingly, each Lender confirms to the Agent that it has not relied, and will not hereafter rely on the Agent:

(a)	to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower or in connection with any of the Documents (whether or not the information has been or is hereafter circulated to the Lender by the Agent);

(b)	to enquire as to the performance by the Borrower of its obligations under any of the Documents; or

(c)	to assess or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower.

(2) No Fiduciary Obligations. Each Lender acknowledges to the Agent that the Agent is not a fiduciary in respect of the Lender, and owes no fiduciary duties or obligations to the Lender under or by virtue of this Agreement or otherwise.

12.9	Successor Agent

The Agent may resign at any time by giving written notice thereof to each of the Lenders and the Borrower. Upon any resignation, the Majority Lenders shall have the right to appoint a successor agent. If no successor agent has been appointed by the Majority Lenders and accepted that appointment within 30 days after the retiring agent gives notice of its resignation, then the retiring agent may, on behalf of the Lenders appoint a successor agent. If no successor agent has been appointed pursuant to the foregoing within the 30 days following the giving of notice of resignation by the retiring agent, the resignation shall nonetheless then become effective and the Majority Lenders shall perform the duties of agent hereunder until they appoint a successor agent. Upon the acceptance of any appointment as agent by a successor agent, the successor agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring agent. Whether or not a successor agent has been appointed, the retiring agent shall be discharged from its duties and obligations under this Agreement upon its resignation becoming effective. After any Person’s resignation under this Agreement as the agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders in respect of any actions taken or omitted to be taken by the Person while it was acting as the agent.

12.10	Replacement of Agent

The Majority Lenders may replace the Agent at any time by giving written notice thereof to each of the Lenders and the Borrower. Upon the acceptance of any appointment as agent by a replacement agent, the replacement agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring agent. The retiring agent shall be discharged from its duties and obligations under this Agreement upon its replacement becoming effective. After any Person’s replacement under this Agreement as the agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders in respect of any actions taken or omitted to be taken by the Person while it was acting as the agent.

12.11	Notices between the Lenders and the Agent

All notices by a Lender to the Agent shall be through the Agent’s Branch of Account and all notices by the Agent to the Lender shall be through the Lender’s Branch of Account.

12.12	Reliance by Agent

The Agent shall be entitled to rely upon any writing, letter, notice, certificate, telex, telecopy, cable, statement, order or other document believed by the Agent to be genuine and correct and to have been signed, sent or made by the proper Person or Persons. With respect to legal matters, the Agent may (but is not obligated to) act upon advice of legal advisers selected by the Agent, including in-house counsel of the Agent, concerning all matters pertaining to this Agreement and the other Documents and the Agent’s duties under this Agreement and the other Documents, and the Agent shall assume no responsibility and shall incur no liability to the Borrower or any Lender by reason of relying on any such document or acting on any such advice.

12.13	Reimbursement of Agent’s Expenses and Indemnity

Each Lender agrees to indemnify the Agent (to the extent not reimbursed by the Borrower) in accordance with its Rateable Portion from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature or kind whatsoever which may be imposed on, incurred by, or asserted against the Agent in that capacity in any way relating to or arising out of this Agreement or any other Document or any action taken or omitted by the Agent under this Agreement or any other Document except for those resulting from the Agent’s gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for that Lender’s Rateable Portion of out-of-pocket expenses (including the fees and disbursements of counsel) incurred by the Agent in connection with the determination or preservation of any rights or remedies of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights, remedies or responsibilities under, this Agreement or the other Documents, to the extent that the Agent is not reimbursed for those expenses by the Borrower. The obligations of the Lenders under this Section 12.13 shall survive the repayment of all Advances and the termination of the Credit Facility.

12.14	Borrower’s Right to Rely on Agent

Unless otherwise required hereunder, during the term of this Agreement, the Borrower shall be entitled to deal exclusively with the Agent and to rely on discussions with and instructions from the Agent in order to fulfil its obligations hereunder.

12.15	Agent’s Duty to Deliver Documents

The Agent shall promptly deliver to each of the Lenders, at their respective Branches of Account, all documents, papers, materials and other information as are furnished by the Borrower to the Agent on behalf of the Lenders under this Agreement, but shall have no other obligation to provide any Lender with any credit or other information whatsoever with respect to the Borrower and shall be under no obligation to inquire as to the performance by the Borrower of its obligations under this Agreement or any other Document.

12.16	No Partnership

Nothing contained in this Agreement and no action taken pursuant to it shall be deemed to constitute the Lenders a partnership, association, joint venture or other similar entity.

12.17	Adjustments Among Lenders

(1) Adjustment After Exercise of Rights. Each Lender agrees that, after the exercise of any rights pursuant to Section 10.2, it will at any time or from time to time, upon the request of the Agent, as required by any other Lender, purchase portions of the amounts due and owing to the other Lenders and make any other adjustments which may be necessary or appropriate so that the amounts due and owing to each Lender, as adjusted under this Section 12.17, will, as nearly as possible, reflect each Lender’s Rateable Portion determined as at the date of this Agreement prior to the making of any Advance.

(2) General Application. For greater certainty, the Lenders acknowledge and agree that, without limiting the generality of the provisions of Section 12.17(1), those provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off or otherwise) on account of any money owing or payable by the Borrower to it in excess of its Rateable Portion thereof determined as at the date of this Agreement prior to the making of any Advance.

(3) Borrower Agreement. The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders under this Section 12.17 but shall incur no increased liabilities by reason thereof.

12.18	Agent May Deal With Collateral

Each of the Lenders hereby directs, in accordance with the terms hereof, the Agent to release any Lien held by the Agent for the benefit of the Lenders against:

(a)	all of the Collateral, upon termination of the Commitments and payment and satisfaction in full of all Loans and Obligations that the Agent has been notified in writing are then due and payable; and

(b)	any part of the Collateral sold or disposed of by the Borrower if such sale or disposition is permitted by this Agreement (or permitted pursuant to a waiver or consent of a transaction otherwise prohibited by this Agreement if such waiver or consent is consented to by the Majority Lenders in accordance with the terms of this Agreement).

Each of the Lenders hereby directs the Agent to execute and deliver or file such termination and partial release statements and do such other things as are necessary to release Liens to be released pursuant to this Section 12.18 promptly upon the effectiveness of any such release.

12.19	Indemnity of Agent

The Agent may refrain from exercising any right, power or discretion or taking any action to protect or enforce the rights of any Lender under this Agreement and the Documents until it has been indemnified or secured to its satisfaction against any and all costs, losses, expenses or liabilities (including legal fees) which it would or might sustain or incur as a result of the action or exercise.

12.20	Agent May Debit Accounts

The Borrower authorizes and directs the Agent, in the Agent’s discretion, to debit automatically, by mechanical, electronic or manual means, any bank account of the Borrower maintained with BNP Paribas SA (for so long as BNP Paribas SA is Agent) for all amounts payable by the Borrower under this Agreement or any other Document, including the repayment of principal and the payment of interest, fees and all charges for the keeping of that bank account. The Agent shall notify the Borrower as to the particulars of those debits in the normal course.

12.21	Agent May Advance Undertaking

Each of the Lenders hereby authorizes the Agent to deliver, on behalf of the Lenders, an undertaking in favour of 446 Holdings Inc. and Newco II acknowledging that the interest of the Agent in the Collateral is subject to, and that the Agent and the Lenders agree to comply with, the provisions of the Exit Agreement.

SECTION 13 – ASSIGNS AND PARTICIPANTS

13.1	Assignment and Participation

(1) Benefit and Burden of this Agreement. This Agreement shall enure to the benefit of and be binding on the parties hereto, their respective successors and any permitted Assignees.

(2) Restrictions. The Borrower may not assign, delegate or transfer all or any part of its rights or obligations under this Agreement without the prior written consent of the Lenders. A Lender may not sell a participation in, assign, transfer or otherwise dispose of any Loan or Loan Document or any interest therein except in accordance with Section 13.1(3). Any attempted assignment, transition or disposition by any party in violation of this Section 13.1(2) shall be null and void.

(3) Assignment and Participation.

(a)

Any Lender (herein sometimes called a “Granting Lender”) may, without the prior consent of the Borrower, but with the prior written consent of the Agent, which consent may not be unreasonably withheld, grant a participation of at least the USD Equivalent of 50,000 euro in the Credit Facility to one or more Eligible Institutions (the “Participant”). If a participation is granted, (i) the Granting Lender shall remain fully liable for all of its obligations and responsibilities under this Agreement to the same extent as if the participation had not been granted, and (ii) the Granting Lender shall administer the participation of the Participant. None of the Participant, the Borrower and the Agent shall have any rights against or obligations to one another, nor shall any of them be required to deal directly with one another in respect of the participation by a Participant. For greater certainty, Participants, as such, shall have no voting rights as “Lenders” under this Agreement nor direct the voting rights of Lenders hereunder.

(b)	Any Lender (herein sometimes called an “Assigning Lender”) may, without the prior consent of the Borrower, but with the prior written consent of the Agent, which consent may not be unreasonably withheld, assign all or any part of its rights to, and may have its obligations in respect of the Credit Facility assumed by, one or more Eligible Institutions (each an “Assignee”), provided that no Assignee may acquire a participation in the Credit Facility that amounts to less than the USD Equivalent of 50,000 euro. Notwithstanding the foregoing, no consent shall be required in respect of any assignment of a participation in the Credit Facility in a minimum amount of the USD Equivalent of 50,000 euro by an Assigning Lender to its Affiliate or another Lender provided that such Affiliate or Lender is an Eligible Institution. An assignment shall become effective when the Borrower and the Agent have been notified of it by the Assigning Lender and have received from the parties to the assignment an executed Assignment and Assumption Agreement in the form of Schedule 13.1(3)(b) (addressed to all the parties to this Agreement). From and after the effective date specified in the Assignment and Assumption Agreement, the Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption Agreement, shall have the rights and obligations of a Lender under this Agreement to the same extent as if it were an original party in respect of the rights or obligations assigned to it, and the Assigning Lender shall be released and discharged accordingly and to the same extent, and such Schedules as applicable shall be amended accordingly from time to time without further notice or other requirement. Each partial assignment shall be made as an assignment of a proportionate part of all of the Assigning Lender’s rights and obligations under this Agreement with respect to the Advances or the Commitment assigned.

(4) Limitation. No Lender shall be entitled to grant a participation under Section 13.1(3)(a), make an assignment under Section 13.1(3)(b) or change its Branch of Account if this would, immediately following the assignment, participation or change of Branch of Account, increase the cost of the Credit Facility to the Borrower.

(5) Borrower Cooperation. The Borrower will, at the Lenders’ expense, execute such further documents and instruments and do such further things as the Agent or Lenders may reasonably request for the purpose of any participation or assignment.

(6) Disclosure. Subject to Section 14.10, each Lender may disclose to any prospective Assignee or Participant, on a confidential basis, such information concerning the Borrower as it considers appropriate without incurring any liability for any breach of the duty of banker-customer confidentiality.

13.2	Eligible Institutions

Each Lender represents and warrants that it (and any Participant in the part of which it is a Grantor Lender) is an Eligible Institution and agrees with the Borrower that it (and any such Participant) shall at all times remain an Eligible Institution.

SECTION 14 – MISCELLANEOUS

14.1	Amendments, Waivers, etc.

(1) Binding Effect. Except as otherwise provided in this Section 14.1, no amendment, waiver, discharge or termination of any provision of this Agreement or any other Document and no waiver of any breach of any provision of this Agreement or any other Document and no consent to any departure by a party from any provision of this Agreement:

(a)	shall be binding upon the Borrower unless it is (i) evidenced by an instrument in writing signed by the Borrower and (ii) consistent with Section 2.1(1) of the Exit Agreement; nor

(b)	be binding upon the Agent and the Lenders unless it is approved in writing by the Agent and all the Lenders or the Majority Lenders, as applicable.

Notwithstanding the foregoing, any amendment, waiver, discharge or termination may be validly effected by execution by the Agent and all the Lenders or the Majority Lenders, as applicable, of an instrument in writing without requiring the execution of that instrument by the Borrower, so long as the amendment, waiver, discharge or termination does not adversely affect the rights or obligations of the Borrower. The Agent shall forward a copy of the written instrument to the Borrower as soon as practicable following the execution thereof. The amendment, waiver or consent will be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.

(2) Errors. The Agent may, with the prior written consent of the Borrower (such consent not to be unreasonably withheld) correct any typographical error or other error of a clerical nature in this Agreement and the other Documents and substitute the corrected text in the counterparts of this Agreement and the other Documents if the corrections do not modify in any manner the meaning or the interpretation of this Agreement or any other Document.

(3) Approval of All Lenders. Where any amendment, waiver, discharge or termination relates to the following matters, the amendment, waiver, discharge or termination requires the approval of all Lenders:

(a)	a decrease in the rate or amount of any principal, interest or fees payable by the Borrower or any alteration in the currency or mode of calculation or computation thereof;

(b)	any extension or reduction of the time for any payments of principal, interest, margin or fees required to be made by the Borrower;

(c)	any change in the Maturity Date;

(d)	an increase in the Loan Amount (other than on the Remaining Loan Date) or in any Lender’s Commitment;

(e)	the definition of Majority Lenders;

(f)	an assignment or transfer by the Borrower of any of its rights and obligations under this Agreement; or

(g)	any provision of this Section 14.1, or of Sections 3.2, 11.4, 11.5 and 12.17.

Any other amendment, waiver, discharge or termination requires the approval of only the Majority Lenders, which approval, if obtained, shall be binding upon all the Lenders.

(4) Request for Approval. If the approval of a Lender is required under this Section 14.1, the Agent shall advise the Lender in writing of the issue to be decided and, if the Agent determines in its sole discretion that it is appropriate to do so, request the Lender’s approval of a course of action proposed by the Agent. In requesting a Lender’s approval, the Agent may establish, in its discretion acting reasonably, a deadline by which the Lender shall respond to the Agent’s request. If the Lender fails to respond by that deadline, that Lender’s failure to respond shall be conclusive evidence of the approval by the Lender of the course of action proposed by the Agent.

14.2	Waivers Effective in Specific Instance

Any waiver of any provision of this Agreement or consent to any departure by a party from any provision of this Agreement will be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.

14.3	No Deemed Subordination

Notwithstanding anything to the contrary contained herein or in any Document (including any provision for, reference to, or acknowledgement of, any Lien or Permitted Lien), nothing herein or therein and no approval by the Agent or Lenders of any Lien or Permitted Lien (whether such approval is oral or in writing) shall be construed as or deemed to constitute a subordination by the Agent or the Lenders of any security interest or other right or interest in or to the Collateral or any part thereof in favour of any Lien or Permitted Lien or any holder of any Lien or Permitted Lien.

14.4	Notice

(1) Unless otherwise specified, any notice or other communication required or permitted to be given to a party under this Agreement shall be in writing and may be delivered personally or sent by prepaid registered mail, by facsimile or by electronic mail, to the address or facsimile number or electronic mail address of the party set out beside its name on the signature page of this Agreement to the attention of the Person there indicated or to such other address, facsimile number, electronic mail address or other Person’s attention as the party may have specified by notice in writing given under this Section. Any notice or other communication shall be deemed to have been given (1) if delivered personally or mailed, when received; (2) if sent by facsimile or by electronic mail, on the Business Day when the appropriate confirmation of receipt has been received if the confirmation of receipt has been received before 5:30 p.m. on that Business Day or, if the confirmation of receipt has been received after 5:30 p.m. on that Business Day, on the next succeeding Business Day; and (4) if sent by facsimile or by electronic mail on a day which is not a Business Day, on the next succeeding Business Day on which confirmation of receipt has been received.

(2) The Borrower shall send to Newco and Newco II any notices of default received from the Agent under this Agreement, promptly after receipt of any such notices, and keep Newco and Newco II updated, on a timely basis, on further developments related to such defaults and the consequences thereof. Neither the Agent nor any Lender shall send Borrower any notice of an Event of Default, or any other notice that would result in a Realization Event, except in accordance with Section 10.2.

14.5	Further Assurances

The Borrower shall from time to time promptly, upon the request of the Agent, take such action, and execute and deliver such further documents as may be reasonably necessary or appropriate to give effect to the provisions and intent of this Agreement.

14.6	Judgment Currency

If for the purpose of obtaining judgment in any court it is necessary to convert any amount owing or payable to the Agent or the Lenders under this Agreement from the currency in which it is due (the “Agreed Currency”) into a particular currency (the “Judgment Currency”), the rate of exchange applied in that conversion shall be that at which the Agent, in accordance with its normal procedures, could purchase the Agreed Currency with the Judgment Currency at or about noon on the Business Day immediately preceding the date on which judgment is given. The obligation of the Borrower in respect of any amount owing or payable under this Agreement to the Agent or Lenders in the Agreed Currency shall, notwithstanding any judgment and payment in the Judgment Currency, be satisfied only to the extent that the Agent, in accordance with its normal procedures, could purchase the Agreed Currency with the amount of the Judgment Currency so paid at or about noon on the next Business Day following that payment; and if the amount of the Agreed Currency which the Agent could so purchase is less than the amount originally due in the Agreed Currency, the Borrower shall, as a separate obligation and notwithstanding the judgment or payment, indemnify the Agent and the Lenders against any loss.

14.7	Exercise of Rights, etc.

No failure to exercise, and no delay in exercising, on the part of the Agent or any Lender, any right, remedy, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, remedy, power or privilege shall preclude the exercise of any other right, remedy, power or privilege.

14.8	Reimbursement of Expenses

The Borrower agrees to reimburse the expenses and costs of the Agent and the Lenders in the amount and manner set out in the Fee Letter.

14.9	Submission to Jurisdiction

For the purposes of any legal action or proceeding brought against any party in respect of this Agreement, each party hereto hereby irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario and acknowledges the convenience and propriety of the venue and agrees to be bound by any judgment thereof and not to seek, and hereby waives, any review of such judgment by the courts of any other jurisdiction. Final judgment (a certified or exemplified copy of which shall be conclusive evidence of the facts therein determined) against any party in any such legal action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment.

14.10	Counterparts

This Agreement may be executed and delivered in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument.

14.11	Delivery by Fax

Any party may deliver an executed copy of this Agreement by fax. Following any such delivery by a party, such party shall immediately deliver to the Agent an original executed copy of this Agreement.

14.12	Confidentiality

(1) The Agent and the Lenders agree to keep confidential any information obtained in relation to the Agreement, subject to the paragraphs as set out below. The confidentiality obligation referred to above does not extend to:

(a)	disclosure by the Agent necessary for discharging its responsibilities under the Agreement, subject to recipients of such information signing a confidentiality and non-disclosure agreement for the benefit of the Borrower and in form and substance reasonably satisfactory to the Borrower in advance of receiving such information;

(b)	documents or information which is in the public domain at the time of disclosure through no fault of the Agents, the Lenders, their respective employees, agents, advisers, consultants or other representatives;

(c)	information or document already in the Agent’s or the Lenders’ possession or that have been lawfully and properly received from another source not in violation of any confidentiality obligations of such source; or

(d)	documents or information required to be disclosed by the Agent or any Lender pursuant to any law, code, regulation, order, direction or other requirement of any regulatory body, court or other body having legal authority over the Agent or any Lender.

[SIGNATURE PAGES FOLLOW]

The parties have executed this Agreement.

Veleron Holding B.V.
Haaksbergweg 31	VELERON HOLDING B.V.
1101 BP Amsterdam
The Netherlands	By:	/s/ Mikhail Gurfinkel
	Name:	Mikhail Gurfinkel
Fax : 31 20 650 9061	Title:	Attorney-in-fact

Email: MikhailG@basel.ru

BNP Paribas SA
20 Boulevard des Italiens	BNP PARIBAS SA, as Lender
Paris 75009
France	By:	/s/ Vigner Jacques
	Name:	Vigner Jacques
Fax : 33 (0) 1 40 14 50 40	Title:

Email: william.rawley@bnpparibas.com	By:	/s/ Olivier Osty
	Name:	Olivier Osty
Title:

BNP Paribas SA
20 Boulevard des Italiens	BNP PARIBAS SA, as Agent
Paris 75009
France	By:	/s/ Vigner Jacques
	Name:	Vigner Jacques
Fax : 33 (0) 1 40 14 50 40	Title:
with a copy to : 44 207 595 5808 and
(with respect to margin)	By:	/s/ Olivier Osty
(212) 471-7990	Name:	Olivier Osty
Title:

Email: william.rawley@bnpparibas.com with a copy to: stephane.giroit@bnpparibas.com and (with respect to margin) jared.mckinney@us.bnpparibas.com

EXHIBIT C

446 HOLDINGS INC.

and

VELERON HOLDING B.V.

INVESTORS AGREEMENT

September 20, 2007

ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms.	2
Section 1.2	Gender and Number.	8
Section 1.3	Sections and Headings.	8
Section 1.4	Currency.	8
Section 1.5	Certain Phrases.	8
Section 1.6	Statutory References.	8

ARTICLE 2
IMPLEMENTATION OF AGREEMENT AND TERM

Section 2.1	Actions in Accordance with Agreement.	8
Section 2.2	Conflicts.	9
Section 2.3	Term of Agreement.	9
Section 2.4	Agreement to be Bound.	9
Section 2.5	Permitted Transfers.	9

ARTICLE 3
BUSINESS AND MANAGEMENT OF NEWCO

Section 3.1	Business of Newco.	10
Section 3.2	Distributions.	10
Section 3.3	Approval of the Investors.	10

ARTICLE 4
DIRECTORS AND SHAREHOLDERS

Section 4.1	Directors of Newco.	11
Section 4.2	Appointment of Directors of Magna and Voting of Magna Shares.	12
Section 4.3	No Voting Trust.	13
Section 4.4	Restrictions on Acquiring Additional Magna Shares.	13

ARTICLE 5
RESTRICTIONS ON TRANSFER

Section 5.1	Restrictions on Transfer by Investors.	14
Section 5.2	Permitted Transfers by Investors.	14
Section 5.3	Encumbering of Newco Shares.	15

i

ii

INVESTORS AGREEMENT

Investors Agreement dated September 20, 2007 between 446 Holdings Inc. (“446”) and Veleron Holding B.V. (“RM Sub”).

RECITALS:

(a)	446 is the registered and beneficial owner of 42,000 Class B Shares of Newco;

(b)	RM Sub is the registered and beneficial owner of 42,000 Class C Common Shares of Newco;

(c)	Newco is the registered and beneficial owner of 84,800 Voting Preferred Shares and 84,800 Class B Common Shares of Newco I.5; and

(d)	the Investors have entered into this Agreement to establish, among other things, rights and obligations arising out of, or in connection with, the ownership of Newco Shares.

In consideration of the above recitals, and the agreements of the Investors contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are acknowledged), the Investors agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“446” means 446 Holdings Inc., a corporation existing under the Act, and its successors.

“446 Call Option” means the right of 446 to purchase from 447 in certain circumstances all, but not less than all, of the Magna Class B Shares owned by 447 on the terms and conditions set out in the 446 Call Option Agreement.

“446 Call Option Agreement” means the Magna Class B Share option agreement dated the date hereof among 446, 447 and Newco.

“446 Magna Nominees” has the meaning specified in Section 4.2(a).

“447” means 447 Holdings Inc., a corporation existing under the Act.

“Act” means the Business Corporations Act (Ontario).

“Agreement” means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time.

“affiliate” has the meaning ascribed to such term from time to time in the Securities Act (Ontario).

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto which have the force of law.

“associate” has the meaning ascribed to such term from time to time in the Securities Act (Ontario) for purposes of Part XX of the Securities Act (Ontario).

“Business Day” means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario, New York, New York or Moscow, Russia.

“Class B Shareholder Nominees” means those directors of Newco which the holders of a majority in aggregate voting power of the shares of Newco resolve are the Class B Shareholder Nominees.

“Class C Shareholder Nominees” means those directors of Newco which the holders of a majority in aggregate voting power of the shares of Newco resolve are the Class C Shareholder Nominees.

“Collateral” has the meaning assigned to it in the Exit Agreement.

“Contract” means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied.

“Directors” means the Persons who are elected or appointed as directors of Newco in accordance with this Agreement.

“Dispute” has the meaning specified in Section 8.1.

“Exchange Agreement” means the exchange agreement dated the date hereof among Magna, RM, 446, RM Sub, 445327 Ontario Limited, Newco I.5 and Newco II.

“Exit Agreement” means the exit agreement dated the date hereof among Newco, Newco I.5, Newco II, 445327 Ontario Limited, 446, RM and RM Sub.

“Exit Notice” has the meaning ascribed to such term in the Exit Agreement.

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorité des marchés financiers du Québec and the United States Securities and Exchange Commission, (ii) self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the New York Stock Exchange, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Investor” means each of 446 and RM Sub and any Permitted Transferee to whom it has Transferred Newco Shares in accordance with the terms of this Agreement.

“Lien” means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer).

“Magna” means Magna International Inc., a corporation existing under the laws of the Province of Ontario, and its successors.

“Magna Class A Shares” means the class A subordinate voting shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class A subordinate voting shares in the capital of Magna or any of the other above securities.

“Magna Class B Shares” means the class B shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class B shares in the capital of Magna.

“Magna Corporate Constitution” means the Corporate Constitution which forms part of the articles of arrangement of Magna.

“Magna Directors” has the meaning specified in Section 4.2(1).

“Magna Group” means Magna and its Subsidiaries, taken as a whole.

“Magna Shares” means, collectively, the Magna Class A Shares and the Magna Class B Shares.

“Newco” means M Unicar Inc., a corporation existing under the Act, and its successors.

“Newco I.5” means 2143453 Ontario Inc., a corporation existing under the Act, and its successors.

“Newco II” means 2143455 Ontario Inc., a corporation existing under the Act, and its successors.

“Newco II Loan” means the loan provided by RM Sub to Newco II on the date hereof and evidenced by the Newco II Loan Note.

“Newco II Loan Note” means the promissory note dated the date hereof issued to RM Sub by Newco II to evidence the Newco II Loan, including the ancillary agreements relating to the security therefor.

“Newco II Unanimous Shareholders Agreement” means the Newco II unanimous shareholders agreement dated the date hereof among 446, RM Sub, Principals Holdco, Newco, Newco I.5 and Newco II.

“Newco Shares” means the Class A Shares, Class B Shares and Class C Common Shares of Newco, appropriately adjusted for stock splits, stock dividends, reverse stock spits, share consolidations and similar events and where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, (iii) any securities of Newco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A Shares, Class B Shares or Class C Common Shares in the capital of Newco or any of the other above securities.

“Option Pledge Agreement” means the pledge agreement dated the date hereof between 446 and 447.

“Permitted Transferee” means:

(a)	in the case of 446, Mr. Frank Stronach or any member of his immediate family or any of their lineal descendents; and in the case of RM Sub, Mr. Oleg Deripaska or any member of his immediate family or any of their lineal descendents;

(b)	one or more trusts for the benefit of one or more of the individuals described in paragraph (a); or

(c)	an entity, directly or indirectly, majority controlled by any of the foregoing.

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Pledge” means the pledge agreement dated the date hereof between Newco II and RM Sub.

“PPSA” means the Personal Property Security Act (Ontario).

“Principals Holdco” means MPMAG Holdings Inc., a corporation existing under the Act, and its successors.

“Realization Event” has the meaning specified in the Exit Agreement.

“Registration Rights Agreement” means the registration rights agreement dated the date hereof among Magna, RM Sub, Newco I.5, Newco II and RM’s Lender.

“RM” means Open Joint Stock Company Russian Machines, a company existing under the laws of Russia, and its successors.

“RM’s Lender” means the lender or syndicate of lenders, from time to time, providing any portion of the RM Loan that is secured by the Collateral.

“RM Loan” has the meaning specified in the Exit Agreement.

“RM Sub” means Veleron Holding B.V., a company existing under the laws of The Netherlands, and its successors.

“RM Sub Magna Nominees” has the meaning specified in Section 4.2(b).

“Section 116 Event” means the resignations of directors contemplated by Sections 3.1(8) and 3.1(9) of the Exit Agreement following either such section becoming applicable.

“Subsidiary” means, in respect of an Investor, a subsidiary (as that term is defined in the Act as now in effect) of that Investor or any Person in which such Investor has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Investor has a direct or indirect interest of more than 50 percent.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in (i) or this (ii); (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Transaction Agreement” means the transaction agreement dated May 10, 2007 among Magna, RM, RM Sub, 445327 Ontario Limited, the Stronach Trust and the individuals named therein.

“Transaction Agreements” means this Agreement, the Exit Agreement, the Exchange Agreement, the Newco II Unanimous Shareholders Agreement, the Newco II Loan, the Pledge and the Registration Rights Agreement.

“Transfer” means any (i) transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) agreement, undertaking or commitment to effect any of the foregoing and “Transferred” and “Transferring” shall be construed accordingly.

Section 1.2 Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

Section 1.3 Sections and Headings.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

Section 1.4 Currency.

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States funds.

Section 1.5 Certain Phrases.

In this Agreement, (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, and (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.

Section 1.6 Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

ARTICLE 2

IMPLEMENTATION OF AGREEMENT AND TERM

Section 2.1 Actions in Accordance with Agreement.

Each Investor shall vote its Newco Shares to give effect to this Agreement, whether at a meeting of the shareholders of Newco or by written resolution of the shareholders of Newco, and shall take all other actions and proceedings as may be required to give effect to this Agreement.

Section 2.2 Conflicts.

In the event of any conflict between the provisions of this Agreement and the provisions of Newco’s articles or by-laws, as between the Investors, this Agreement shall prevail.

Section 2.3 Term of Agreement.

This Agreement terminates on the earliest to occur of the date on which:

(a)	one Investor owns all of the issued and outstanding Newco Class B Shares and Newco Class C Common Shares in compliance with this Agreement;

(b)	either of the Investors no longer holds any of the issued and outstanding Newco Shares;

(c)	this Agreement is terminated by written agreement between both of the Investors; and

(d)	Newco is dissolved pursuant to the Act (provided that if Newco is dissolved and is subsequently revived pursuant to the Act, the dissolution shall be deemed not to have occurred for the purpose of this Section).

Section 2.4 Agreement to be Bound.

In order for a Transfer of Newco Shares to a Permitted Transferee to be effective, each Permitted Transferee who acquires Newco Shares from an Investor must concurrently with becoming a shareholder of Newco execute and deliver to the other Investor a counterpart copy of this Agreement or a written agreement in form and substance satisfactory to the other Investor, acting reasonably, agreeing to be bound by each of the Transaction Agreements to which such Transferring Investor is a party.

Section 2.5 Permitted Transfers.

Each of the Investors hereby (i) consents to a Transfer of Newco Shares made in accordance with this Agreement and (ii) agrees that such consent satisfies the requirement for any consent to any such transfer of Newco Shares required under Newco’s articles of incorporation or by-laws and that no further consent is required for any such Transfer.

ARTICLE 3

BUSINESS AND MANAGEMENT OF NEWCO

Section 3.1 Business of Newco.

The sole business of Newco is to acquire and hold securities of Newco I.5 and, directly and indirectly, Magna Shares, to distribute funds pursuant to Newco’s distribution policy, whether such funds are received by Newco as a result of holding securities of Newco I.5, Magna Shares or otherwise, and to enter into and perform its obligations under those of the Transaction Agreements to which it is a party.

Section 3.2 Distributions.

Each Investor shall cause Newco to establish a distribution policy for Newco which shall include the prompt distribution by Newco (by way of dividend or return of capital) to the shareholders of Newco in accordance with its articles of incorporation and by-laws of all distributions and other income received by Newco from Magna, Newco I.5 or otherwise, less amounts required to satisfy Newco’s expenses and other liabilities, including by way of reserves provided by the Directors for that purpose.

Section 3.3 Approval of the Investors.

(1)	Until a Section 116 Event, each Investor shall cause Newco to refrain from making any decision about, taking action on or implementing any matter, other than performing its obligations under the terms of the Transaction Agreements to which Newco is a party and any other agreement entered into by Newco in compliance with the terms hereof and paying distributions to its shareholders in accordance with Section 3.2, without receiving the prior written approval of each of the Investors. Without limiting the generality of the foregoing, each Investor shall ensure that Newco does not amend its articles of incorporation or by-laws, issue any shares or buy or sell any Magna Shares or Newco I.5 shares, other than in connection with performing its obligations under the terms of the Transaction Agreements and any other agreement entered into by Newco in compliance with the terms hereof, without receiving the prior written approval of each of the Investors.

(2)	Unless the prior written approval of each of the Investors is received, until a Section 116 Event, each of the Investors shall cause Newco to vote its shares of Newco I.5 and its Magna Shares for the election or removal of Newco I.5 directors pursuant to the terms of the Newco II Unanimous Shareholders Agreement and the election or removal of Magna Directors pursuant to the terms of this Agreement.

ARTICLE 4

DIRECTORS AND SHAREHOLDERS

Section 4.1 Directors of Newco.

(1)	Subject to this Section 4.1, until a Section 116 Event, each Investor shall cause Newco to have six Directors at and after the date of this Agreement.

(2)	Until a Section 116 Event, the Directors shall consist of:

(a)	two nominees of 446, one of whom shall be appointed chairman of the board of directors of Newco;

(b)	two nominees of RM Sub; and

(c)	subject to Section 4.1(5) and Section 4.1(6), each of Donald J. Walker and Siegfried Wolf.

(3)	446 and RM Sub shall advise Newco in writing as to which Directors are the Class B Shareholder Nominees and as to which Directors are the Class C Shareholder Nominees.

(4)	At least one of the Directors nominated by 446 shall be a “resident Canadian” within the meaning of the Act.

(5)	Notwithstanding Section 4.1(2), in the event that either of Donald J. Walker or Siegfried Wolf ceases to serve as a Director, then, unless each of the Investors otherwise agrees in writing, each of the Investors shall cause Newco to have four Directors, being two nominees of 446 and two nominees of RM Sub.

(6)	In the event that either Donald J. Walker or Siegfried Wolf resigns or is dismissed as an executive officer of Magna, unless each of the Investors otherwise agrees in writing, such person may continue to serve as a Director of Newco.

(7)	If:

(a)	a nominee Director of an Investor resigns or is removed as a Director of Newco, or

(b)	if an Investor wishes to remove either or both of its nominee Directors as a Director of Newco,

for any reason, each of the Investors shall take such actions and proceedings as may be required to, in the case of (b) remove such nominee Director, and to fill any vacancy by the election or appointment of a Director nominated by the Investor whose nominee resigned or was removed. If a replacement Director is not elected or appointed within 10 days of the nominee Director resigning or being removed because such Investor has failed to nominate a replacement, the Directors then in office are entitled to transact business and exercise all of the powers and functions of the Directors.

Section 4.2 Appointment of Directors of Magna and Voting of Magna Shares.

(1)	Until a Section 116 Event, each of the Investors shall cause Newco to vote its Magna Shares to ensure that the board of directors of Magna consists of:

(a)	six nominees of 446 (the “446 Magna Nominees”), one of whom shall be appointed chairman of the board of directors of Magna, provided that at least four of such nominees must be independent for the purposes of Magna’s Board Charter, and two of such nominees must be “independent” within the meaning of Multilateral Instrument 52-110 – Audit Committees (or any successor instrument) and under any applicable rules of any stock exchange upon which the Magna Shares are listed;

(b)	six nominees of RM Sub (the “RM Sub Magna Nominees”), provided that at least four of such nominees must be independent for the purposes of Magna’s Board Charter, and two of such nominees must be “independent” within the meaning of Multilateral Instrument 52-110 – Audit Committees (or any successor instrument) and under any applicable rules of any stock exchange upon which the Magna Shares are listed; and

(c)	subject to Section 4.2(2), each of Donald J. Walker and Siegfried Wolf

(collectively, the “Magna Directors”).

(2)	Notwithstanding Section 4.2(1), in the event that the employment of either Donald J. Walker or Siegfried Wolf as an executive officer of Magna is terminated by Magna, or he is requested by Magna to resign as an executive officer of Magna, unless each of the Investors agrees in writing, each of the Investors shall cause Newco to vote its Magna Shares to remove him as a Magna Director.

(3)	Until a Section 116 Event, each of the Investors shall consult with the other to ensure that the requisite number of Magna Directors nominated by the Investors pursuant to Section 4.2(1) will be “resident Canadians” within the meaning of the Act; provided that in the event that the Investors are unable to agree upon which of the Magna Directors nominated by them will be “resident Canadians” within the meaning of the Act then (i) 446 shall ensure that at least three of the 446 Magna Nominees who are independent are “resident Canadians” and (ii) RM Sub shall ensure that at least two of the RM Sub Magna Nominees who are independent are “resident Canadians”.

Section 4.3 No Voting Trust.

Each Investor agrees that neither it nor any of its affiliates shall enter into any voting trust or similar agreement or arrangement with Principals Holdco or any direct or indirect shareholder of Principals Holdco with respect to its holdings of shares of Newco.

Section 4.4 Restrictions on Acquiring Additional Magna Shares.

(1)	Subject to Section 4.4(2), each Investor (and any of its affiliates, associates and Persons acting jointly or in concert with such Investor, other than any such affiliate, associate or Person who is, or is purchasing on behalf of, a publicly traded entity or profit-sharing plan for the benefit of employees of such entity) is prohibited from acquiring any additional Magna Shares.

(2)	Notwithstanding Section 4.4(1), an Investor or its affiliates, associates, and Persons acting jointly or in concert with such Investor may:

(a)	exercise any options to purchase Magna Shares granted to such Person by Magna;

(b)	purchase additional Magna Shares with the prior approval of the Directors, as evidenced by a resolution passed by a majority of the votes cast at a meeting of the Directors, or an instrument signed by a majority of the Directors;

(c)	purchase additional Magna Class A Shares, provided that such Magna Class A Shares when added to the Magna Class A Shares then held by Newco, the Investors, Principals Holdco and each of their affiliates and shareholders of their affiliates (after giving effect to the exercise of any options or rights to acquire Magna Class A Shares held by them) would not exceed 20 percent in aggregate of the issued and outstanding Magna Class A Shares; or

(d)	in the case of 446, acquire Magna Class B Shares pursuant to the 446 Call Option Agreement or the Option Pledge Agreement.

(3)

Each Investor shall (i) notify the other Investor in writing of the particulars of any proposed trade of securities of Magna to be effected by it, its affiliates, its associates or any Person acting jointly or in concert with it (other than any such affiliate, associate or Person who is, or is purchasing on behalf of, a publicly traded entity or profit-sharing plan for the benefit of employees of such entity), including the number of Magna Shares that would be held by such parties after such trade, at least one Business Day prior to any such trade; and (ii) provide the other Investor by the fifteenth day of the end of each calendar quarter in which any such Person has acquired or disposed of any Magna Shares with a report of the number of Magna Shares held by such Investor, its affiliates, its associates or any Person acting jointly or in concert with it.

ARTICLE 5

RESTRICTIONS ON TRANSFER

Section 5.1 Restrictions on Transfer by Investors.

(1)	The following legend shall appear on all security certificates of Newco held by either Investor:

“The shares represented by this certificate are subject to an Investors Agreement dated September 20, 2007 between 446 Holdings Inc. and Veleron Holding B.V., as may be amended from time to time, and such shares may not be pledged, sold or otherwise transferred except in accordance with the terms of that agreement. Any transfer made in contravention of such restrictions is null and void. A copy of the agreement is on file at the registered office of the Corporation and available for inspection on request and without charge.”

(2)	No Investor may Transfer any Newco Shares except as expressly permitted by this Agreement or the Exit Agreement.

(3)	Any purported Transfer of Newco Shares in violation of this Agreement is void. Each of the Investors shall take such action as is required to prevent Newco from recording any such purported transfer on the share registers of Newco maintained for the Newco Shares.

(4)	From the date of any purported Transfer by an Investor of Newco Shares in violation of this Agreement, all rights of such Investor set out in this Agreement are suspended and inoperative until the purported Transfer is rescinded. This remedy is in addition to and not in lieu of any other remedies that may be available to an Investor.

Section 5.2 Permitted Transfers by Investors.

(1)	Subject to this Section 5.2, upon twenty Business Days, prior written notice to the other Investor of the particulars of the proposed Transfer, an Investor is entitled to Transfer Newco Shares to any of its Permitted Transferees.

(2)	No proposed Transfer of any Newco Shares is effective until the Permitted Transferee complies with Section 2.4.

(3)	Notwithstanding any other provision of this Agreement, an Investor is prohibited from Transferring Newco Shares in a transaction that results in Newco becoming liable as a “resident contributor” to a non-resident trust for the purposes of the Income Tax Act (Canada).

Section 5.3 Encumbering of Newco Shares.

(1)	Subject to Section 5.3(2), no Investor may grant a Lien on or otherwise encumber any of its Newco Shares in any way whatsoever without the prior written consent of the other Investor, which consent may be withheld in the unfettered discretion of such Investor.

(2)	RM Sub may pledge its Newco Shares to secure the RM Loan, which pledge may permit transfers to RM’s Lender of Magna Class A Shares held by Newco II on the occurrence of a Realization Event, provided that the agreements evidencing the RM Loan and related security arrangements comply with the restrictions governing the RM Loan contained in the Exit Agreement.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

Section 6.1 Representations and Warranties of the Investors.

Each Investor represents and warrants as follows and acknowledges and confirms that each other Investor is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. It is a corporation validly existing under the Applicable Laws of its jurisdiction of incorporation and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Authority and Enforceability. It has taken all necessary corporate action to authorise the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal, binding obligation, enforceable against it by the other Investor in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

(d)	Title to Newco Shares. The Newco Shares described in the recitals as being owned by it are owned by the Investor as the registered and beneficial owner with good title, free and clear of all Liens, other than those restrictions on transfer, if any, contained in the articles of Newco and in the case of RM Sub, other than Liens created by the RM Loan in accordance with Section 5.3.

Section 6.2 Representations and Warranties of 446 With Respect to 447.

446 represents and warrants as follows and acknowledges and confirms that RM Sub is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. 447 is a corporation validly existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, and to own or lease and operate its assets.

(b)	Title to Magna Class B Shares. 447 is the beneficial owner of 726,829 Magna Class B Shares with good title, free and clear of all Liens, other than the 446 Call Option and the related security for the performance of such call option.

(c)	Obligations and Liabilities. 447 has no obligations or liabilities of any nature or kind whatsoever (whether actual or contingent) including indebtedness to any Person, any liabilities in respect of Taxes of any nature or kind whatsoever, or in respect of any judgments, orders, fines, penalties, awards or decrees of any court, tribunal or governmental, administrative or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign, other than the 446 Call Option and the related security for the performance of such call option.

(d)	Share Capital. The issued share capital of 447 consists of 100 common shares of 447. Except for such shares, there are no shares of capital stock or other equity securities of 447 reserved for issuance or outstanding. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating 447 to issue or sell any shares of 447 or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of 447 of any nature or kind whatsoever.

Section 6.3 Survival.

The representations, warranties and covenants of the Investors contained in this Article 6 survive the execution and delivery of this Agreement and continue in full force and effect with respect to each Investor until it ceases to be bound by the provisions of this Agreement.

ARTICLE 7

COVENANTS OF 446 AND RM SUB

Section 7.1 Covenants of 446.

In addition to the other undertakings herein contained, 446 hereby covenants to RM Sub that, without the prior approval of RM Sub, 446 shall (i) engage in no business or activity other than complying with its obligations under the Transaction Agreements to which it is a party and (ii) own no assets other than the 42,000 Class B Shares of Newco and cash.

Section 7.2 Covenants of RM Sub.

In addition to the other undertakings herein contained, RM Sub hereby covenants to 446 that, without the prior approval of 446, RM Sub shall (i) engage in no business or activity other than complying with its obligations under the Transaction Agreements to which it is a party and with respect to the RM Loan and (ii) own no assets other than the 42,000 Class C Common Shares of Newco, the Class A Shares of Newco II, its interest in the Newco II Loan and cash.

ARTICLE 8

ARBITRATION

Section 8.1 Settling Disputes.

Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of the Investors, shall be referred to and finally resolved by arbitration to be administered by the London Court of International Arbitration (LCIA) in accordance with the UNCITRAL Arbitration Rules in effect on the date of this Agreement. The seat of the arbitration shall be London, England and the proceedings shall be conducted in the English language before a panel composed of three (3) arbitrators. Each of the Investors shall appoint one arbitrator and the two (2) appointed arbitrators shall appoint a chair. Should the two (2) arbitrators fail to agree upon a chair within 15 days of their appointment, either of the Investors may apply to the LCIA for the appointment of the third arbitrator.

Section 8.2 Right to Oral Discovery.

Notwithstanding anything to the contrary in the UNCITRAL Arbitration Rules, each Investor shall have the right to conduct an oral discovery of a representative of the other Investor.

Section 8.3 Injunctive Relief.

Nothing in this Article 8 shall preclude one of the Investors from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or to prevent irreparable injury pending resolution by arbitration of the actual dispute.

ARTICLE 9

MISCELLANEOUS

Section 9.1 Notices.

(i)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by facsimile or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a)	to 446 at:

446 Holdings Inc.
c/o Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

(b)	to RM Sub at:

Veleron Holding B.V.
Haaksbergweg 31
Suite 4
1101 BP Amsterdam
The Netherlands

Facsimile:	31 20 650 9061

with a copy to:

Open Joint Stock Company Russian Machines
Registration #1047701003778
3 Kapranov Lane
123242 Moscow
Russia

Attention:	General Director
Facsimile:	7 495 705 5792

and to:

Bennett Jones LLP
3400 One First Canadian Place
P.O. Box 130
Toronto, Ontario
Canada M5X 1A4

Attention:	Alan Bell
Facsimile:	(416) 863-1716

and to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475

Attention:	Mark Greene and Richard Hall
Facsimile:	(212) 474-3700

(ii)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

An Investor may change its address for service and may add “copy to” parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the Investor at its changed address. Any element of an Investor’s address that is not specifically changed in a notice will be assumed not to be changed.

Section 9.2 Time of the Essence.

Time is of the essence in this Agreement.

Section 9.3 Announcements.

No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by an Investor without the approval of the other Investor (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Investor required to make the release or announcement shall allow the other Investor reasonable time to comment on such announcement in advance of such issuance.

Section 9.4 Third Party Beneficiaries.

The Investors intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Investors. No Person, other than the Investors, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Investors reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not an Investor, without notice to or consent of that Person.

Section 9.5 No Agency or Partnership.

Nothing contained in this Agreement makes or constitutes an Investor, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of the other Investor.

Section 9.6 Expenses.

Except as otherwise expressly provided in this Agreement, each Investor will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 9.7 Amendments and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any Investor unless consented to in writing by that Investor. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

Section 9.8 Entire Agreement.

This Agreement, together with the Transaction Agreement and the agreements contemplated therein to which the Investors are party, constitute the entire agreement between the Investors with respect to the transactions contemplated hereby and thereby and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Investors. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Investors in connection with the subject matter of this Agreement, the Transaction Agreement or any of the agreements contemplated therein, except as specifically set forth in this Agreement, the Transaction Agreement or in the agreements contemplated therein. The Investors have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement, the Transaction Agreement or the agreements contemplated therein.

Section 9.9 Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Investors and, where the context so permits, their respective successors and permitted assigns. No Investor may assign any of its rights or obligations hereunder without the prior written consent of the other Investor, except that RM Sub shall assign its rights and obligations hereunder to any Person to whom it transfers the RM Sub Securities (as defined in the Exit Agreement).

Section 9.10 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Investor. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Investors shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Investors as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.11 Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Investors shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Article 8, each Investor unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 9.12 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Investors may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

IN WITNESS WHEREOF the Investors have executed this Investors Agreement.

446 HOLDINGS INC.

By:	/s/ BELINDA STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

VELERON HOLDING B.V.

By:	/s/ MIKHAIL GURFINKEL
Authorized Signing Officer

By:
Authorized Signing Officer

EXHIBIT D

446 HOLDINGS INC.

and

VELERON HOLDING B.V.

as Investors

and

MPMAG HOLDINGS INC.

as Principals Holdco

and

M UNICAR INC.

as Newco

and

2143453 ONTARIO INC.

as Newco I.5

and

2143455 ONTARIO INC.

as Newco II

NEWCO II UNANIMOUS SHAREHOLDERS AGREEMENT

September 20, 2007

i

ii

NEWCO II UNANIMOUS SHAREHOLDERS AGREEMENT

Newco II Unanimous Shareholders Agreement dated September 20, 2007 among 446 Holdings Inc. (“446”), Veleron Holding B.V. (“RM Sub”), MPMAG Holdings Inc. (“Principals Holdco”), M Unicar Inc. (“Newco”), 2143453 Ontario Inc. (“Newco I.5”) and 2143455 Ontario Inc. (“Newco II”).

RECITALS:

(a)	Newco is the registered and beneficial owner of 84,800 Voting Preferred Shares and 84,800 Class B Common Shares of Newco I.5;

(b)	Newco I.5 is the registered and beneficial owner of 100 Class B Common Shares and 1,000,000 Non-Voting Preferred Shares of Newco II;

(c)	446 is the registered and beneficial owner of 42,000 Class B Shares of Newco;

(d)	RM Sub is the registered and beneficial owner of 42,000 Class C Common Shares of Newco and 100 Class A Common Shares of Newco II, and has made the Newco II Loan to Newco II;

(e)	Principals Holdco is the registered and beneficial owner of 15,200 Class A-1 Common Shares and 15,200 Class A Preferred Shares of Newco I.5; and

(f)	the Parties have entered into this Agreement to establish, among other things, rights and obligations arising out of, or in connection with, the ownership of shares of Newco I.5 and Newco II.

In consideration of the above recitals, the agreements of the Parties contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are acknowledged), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“446” means 446 Holdings Inc., a corporation existing under Act, and its successors.

“446 Magna Nominees” has the meaning specified in Section 4.2(1)(a).

“Act” means the Business Corporations Act (Ontario).

“Agreement” means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time.

“affiliate” has the meaning ascribed to such term from time to time in the Securities Act (Ontario).

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto which have the force of law.

“Business Day” means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario, New York, New York, or Moscow, Russia.

“Collateral” has the meaning assigned to it in the Exit Agreement.

“Contract” means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied.

“Directors” means the Persons who are elected or appointed as directors of, as the context requires, Newco I.5 or Newco II, in accordance with this Agreement.

“Exchange Agreement” means the exchange agreement dated the date hereof among Magna, 446, RM, RM Sub, 445327 Ontario Limited, Newco I.5 and Newco II.

“Exchange Time” has the meaning specified in the Exchange Agreement.

“Exit Agreement” means the exit agreement dated the date hereof among Newco, Newco I.5, Newco II, 445327 Ontario Limited, 446, RM and RM Sub.

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorité des marchés financiers du

Québec and the United States Securities and Exchange Commission, (ii) self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the New York Stock Exchange, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“GKP Holdco” means GKP Holdings Inc., a corporation existing under the Act, and its successors.

“Independent” means directors of Magna who are “independent” within the meaning of Multilateral Instrument 52-110 – Audit Committees (or any successor instrument) and under any applicable rules of any stock exchange upon which the Magna Shares are listed.

“Investor” means each of 446 and RM Sub and any Permitted Transferee to whom RM Sub has Transferred Newco II non-voting common shares in accordance with the terms of this Agreement.

“Investors Agreement” means the Investors Agreement dated the date hereof between 446 and RM Sub.

“Lien” means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer).

“Magna” means Magna International Inc., a corporation existing under the Act, and its successors.

“Magna Class A Shares” means the class A subordinate voting shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class A subordinate voting shares in the capital of Magna or any of the other above securities.

“Magna Class B Shares” means the class B shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class B shares in the capital of Magna.

“Magna Corporate Constitution” means the Corporate Constitution which forms part of the articles of arrangement of Magna.

“Magna Directors” has the meaning specified in Section 4.2(1).

“Magna Group” means Magna and its Subsidiaries, taken as a whole.

“Magna Shares” means, collectively, the Magna Class A Shares and the Magna Class B Shares.

“Newco” means M Unicar Inc., a corporation existing under the Act, and its successors.

“Newco I.5” means 2143453 Ontario Inc., a corporation existing under the Act, and its successors.

“Newco I.5 Shares” means the Voting Preferred Shares and Class A-1 Common Shares of Newco I.5, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, (iii) any securities of Newco I.5 which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Voting Preferred Shares or Class A-1 Common Shares in the capital of Newco I.5 or any of the other above securities.

“Newco II” means 2143455 Ontario Inc., a corporation existing under the Act, and its successors.

“Newco II Loan” means the loan provided by RM Sub to Newco II on the date hereof and evidenced by the Newco II Loan Note.

“Newco II Loan Note” means the promissory note dated the date hereof issued to RM Sub by Newco II to evidence the Newco II Loan, including the ancillary agreements relating to the security therefor.

“Newco II Shares” means the Non-Voting Preferred Shares, Non-Voting Common Shares, Voting Common Shares and Special Shares of Newco II, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco II, (iii) any securities of Newco II which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Non-Voting Preferred Shares, Non-Voting Common Shares, Voting Common Shares or Special Shares in the capital of Newco II or any of the other above securities.

“Newco Shares” means the Class A Shares, Class B Shares and Class C Common Shares of Newco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, (iii) any securities of Newco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A Shares, Class B Shares or Class C Common Shares in the capital of Newco or any of the other above securities.

“Out of the Ordinary Course Transaction” means, in respect of the Magna Group, a commitment or agreement to: (i) incur or assume any indebtedness for borrowed money in excess of $500 million in the aggregate or guarantee any indebtedness in excess of $500 million in the aggregate (other than the debt of any Person acquired, directly or indirectly, by Magna if such debt is not guaranteed by Magna); (ii) acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire any assets, having a purchase price in excess of $250 million, in a single transaction or series of related transactions; (iii) divest any business or any corporation, partnership, association or other business organization or division of the Magna Group, or otherwise sell any assets of the Magna Group, for a purchase price in excess of $250 million, in a single transaction or series of related transactions; (iv) invest in or acquire any non-automotive businesses in excess of $20 million per year in the aggregate; (v) except for transactions referred to in paragraph (vi), enter into or amend any oral or written contract or related party transaction with any of Frank Stronach, 445327 Ontario Limited or the Stronach Trust or any of their respective affiliates, unless any such transaction or proposed transaction has been publicly disclosed by Magna or otherwise disclosed to RM Sub by Magna prior to May 10, 2007; (vi) enter into any transactions in respect of real property or any amendments thereto with MI Developments Inc. or its Subsidiaries unless any such transaction or amendment has been approved by a majority of the Independent directors or by a committee of Independent directors of Magna; or (vii) issue treasury shares in the capital of Magna having an issue price in excess of $100 million, in the aggregate, other than shares issued by Magna pursuant to the terms of outstanding options, convertible debt or other securities of Magna that are convertible into, or exchangeable or exercisable for shares of Magna.

“Parties” means Newco II, Newco I.5, Newco, Principals Holdco, 446 and RM Sub.

“Permitted Transferee” means:

(a)	in the case of 446, Mr. Frank Stronach or any member of his immediate family or any of their lineal descendents; and in the case of RM Sub, Mr. Oleg Deripaska or any member of his immediate family or any of their lineal descendents;

(b)	one or more trusts for the benefit of one or more of the individuals described in paragraph (a); or

(c)	an entity, directly or indirectly, majority controlled by any of the foregoing.

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Pledge” means the pledge agreement dated the date hereof between Newco II and RM Sub.

“PPSA” means the Personal Property Security Act (Ontario).

“Principals Agreement” means the principals agreement dated the date hereof among Donald J. Walker, Siegfried Wolf, Vincent J. Galifi, Peter Koob, Jeffrey O. Palmer, GKP Holdco, Principals Holdco, Newco and Newco I.5.

“Principals Holdco” means MPMAG Holdings Inc., a corporation existing under the Act, and its successors.

“Realization Event” has the meaning specified in the Exit Agreement.

“Registration Rights Agreement” means the registration rights agreement dated the date hereof among Magna, RM Sub, Newco I.5, Newco II and RM’s Lender.

“RM’s Lender” means the lender or syndicate of lenders, from time to time, providing any portion of the RM Loan that is secured by the Collateral.

“RM Loan” has the meaning specified in the Exit Agreement.

“RM Sub” means Veleron Holding B.V., a company existing under the laws of The Netherlands, and its successors.

“RM Sub Magna Nominees” has the meaning specified in Section 4.2(1)(b).

“Section 116 Event” means the resignations of directors contemplated by Sections 3.1(8) and 3.1(9) of the Exit Agreement following either such section becoming applicable.

“Subsidiary” means, in respect of an Investor, a subsidiary (as that term is defined in the Act as now in effect) of that Investor or any Person in which such Investor has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Investor has a direct or indirect interest of more than 50 percent.

“Transaction Agreement” means the transaction agreement dated May 10, 2007 among Magna, RM, RM Sub, 445327 Ontario Limited, the Stronach Trust and the individuals named therein.

“Transaction Agreements” means this Agreement, the Exit Agreement, the Exchange Agreement, the Investors Agreement, the Newco II Loan, the Pledge, the Principals Agreement and the Registration Rights Agreement.

“Transfer” means any (i) transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) agreement, undertaking or commitment to effect any of the foregoing and “Transferred” shall be construed accordingly.

Section 1.2 Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

Section 1.3 Sections and Headings.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

Section 1.4 Currency.

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States funds.

Section 1.5 Certain Phrases.

In this Agreement, (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, and (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.

Section 1.6 Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

ARTICLE 2

IMPLEMENTATION OF AGREEMENT AND TERM

Section 2.1 Actions in Accordance with Agreement.

(a)	Each Investor shall vote its Newco Shares to cause Newco to fulfill its obligations under this Agreement, whether at a meeting of the shareholders of Newco or by written resolution of the shareholders of Newco, and shall take all other actions and proceedings as may be required to give effect to this Agreement.

(b)	Each of Newco and Principals Holdco shall vote its Newco I.5 Shares to give effect to this Agreement, whether at a meeting of the shareholders of Newco I.5 or by written resolution of the shareholders of Newco I.5, and shall take all other actions and proceedings as may be required to give effect to this Agreement.

(c)	Each of Newco I.5 and RM Sub shall vote its Newco II Shares to give effect to this Agreement, whether at a meeting of shareholders of Newco II or by written resolution of shareholders of Newco II, and shall take all other actions and proceedings as may be required to give effect to this Agreement.

(d)	Each of Newco I.5 and Newco II shall vote its Magna Shares held directly or indirectly to give effect to this Agreement and shall take all other actions and proceedings as may be required to give effect to this Agreement.

Section 2.2 Conflicts.

In the event of any conflict between the provisions of this Agreement and the provisions of Newco I.5’s or Newco II’s articles or by-laws, this Agreement will prevail. Each of the Investors, Principals Holdco, Newco I.5 and Newco shall take such actions and proceedings as may be required to amend Newco I.5’s or Newco II’s articles and by-laws to resolve any conflicts in favour of this Agreement.

Section 2.3 Newco I.5 and Newco II Consent.

Each of Newco I.5 and Newco II consents to this Agreement and is governed by its terms.

Section 2.4 Share Certificates.

In addition to any legends required by Applicable Laws, all certificates representing shares in the capital of Newco I.5 or Newco II must bear the following legend:

“The shares represented by this certificate are subject to the Newco II Unanimous Shareholders Agreement dated September 20, 2007 among the Corporation and its shareholders, as may be amended from time to time, and such shares may not be pledged, sold or otherwise transferred except in accordance with the terms of that agreement. Any transfer made in contravention of such restrictions is null and void. A copy of the agreement is on file at the registered office of the Corporation and available for inspection on request and without charge.”

Section 2.5 Term of Agreement.

(1)	This Agreement terminates on the earlier to occur of the date on which:

(a)	the Investors Agreement is terminated in accordance with its terms; or

(b)	this Agreement is terminated by written agreement among all of the Parties.

(2)	Effective at the Exchange Time, Newco II shall cease to have any rights or obligations under this Agreement, including any obligations with respect to any breach of this Agreement by Newco II prior to the Exchange Time.

Section 2.6 Agreement to be Bound.

In order for a Transfer by RM Sub to a Permitted Transferee to be effective, the Permitted Transferee who acquires Newco II Shares from RM Sub must concurrently with becoming a shareholder of Newco II execute and deliver to the Parties a counterpart copy of this Agreement or a written agreement in form and substance satisfactory to the Parties, acting reasonably, agreeing to be bound by the Transaction Agreements to which RM Sub is a party.

Section 2.7 Deemed Consent under Articles.

Each of the Parties hereby (i) consents to a Transfer of Newco II Shares made in accordance with this Agreement and (ii) agrees that such consent satisfies the requirement for any consent to any such Transfer of Newco II Shares required under Newco II’s articles of incorporation or by-laws and that no further consent is required for any such Transfer.

ARTICLE 3

BUSINESS AND MANAGEMENT OF NEWCO I.5 AND NEWCO II

Section 3.1 Business of Newco I.5 and Newco II.

The sole business of Newco I.5 and Newco II is to, directly or indirectly, acquire and hold Magna Shares, to distribute funds pursuant to Newco I.5’s and Newco II’s distribution policy, whether such funds are received by Newco I.5 or Newco II as a result of holding Magna Shares or otherwise, and to enter and perform its obligations under those of the Transaction Agreements to which it is a party.

Section 3.2 Distributions.

Each of the Newco I.5 board of directors and the Newco II board of directors shall establish a distribution policy for Newco I.5 and Newco II, respectively, which shall include the prompt distribution by Newco I.5 and Newco II (by way of dividend or return of capital) to their shareholders in accordance with their articles of incorporation and by-laws of all distributions and other income received by Newco I.5 and Newco II from Magna or otherwise, less amounts required to satisfy Newco I.5’s and Newco II’s expenses and other liabilities, including by way of reserves provided by the Directors for that purpose.

Section 3.3 Approval of the Investors.

(1)	Without receiving the prior written approval of each of the Investors, until a Section 116 Event, neither Newco I.5 nor Newco II shall make any decision about, take action on or implement any matter, other than performing its obligations under the terms of the Transaction Agreements to which it is a party and any other agreement entered into by it in compliance with the terms hereof, and paying dividends to its shareholders in accordance with the articles and by-laws. Without limiting the generality of the foregoing, neither Newco I.5 nor Newco II shall amend its articles of incorporation or its by-laws, issue any shares, redeem or retract any of their shares or any shares of the other, or buy or sell any Magna Shares, other than in connection with performing its obligations under the terms of the Transaction Agreements to which it is a party and any other agreement entered into by it in compliance with the terms hereof, without receiving the prior written approval of each of the Investors.

(2)	Unless the prior written approval of each of the Investors is received, until a Section 116 Event, each of Newco I.5 and Newco II shall vote its Magna Shares held directly or indirectly for the election or removal of Magna Directors pursuant to the terms of this Agreement.

Section 3.4 Maintenance

Each of Newco I.5 and Newco II shall maintain its existence during the entire term of this Agreement.

ARTICLE 4

DIRECTORS AND SHAREHOLDERS

Section 4.1 Directors of Newco I.5 and Newco II.

(1)	Subject to this Section 4.1, until a Section 116 Event, each of Newco I.5 and Newco II shall have six Directors, which number shall be adjusted if the number of Directors of Newco changes so that the number of Directors of Newco I.5 and Newco II shall always be the same as the number of directors of Newco.

(2)	Until a Section 116 Event, the Directors shall be the same as the directors of Newco.

(3)	446 shall advise each of Newco I.5 and Newco II in writing as to which Directors of Newco I.5 and Newco II, respectively, are the Class B Shareholder Nominees (who shall be the directors of Newco who are the Class B Shareholder Nominees (as defined in the by-laws of Newco)). RM Sub shall advise each of Newco I.5 and Newco II in writing as to which Directors of Newco I.5 and Newco II, respectively, are the Class C Shareholder Nominees (who shall be the directors of Newco who are the Class C Shareholder Nominees (as defined in the by-laws of Newco)).

(4)	If a nominee Director of an Investor resigns or is removed as a director of Newco, the Investor shall cause such individual to resign as a Director of Newco I.5 and Newco II.

(5)	If an Investor wishes to remove either of its nominee Directors as a director of Newco, such Investor shall also remove such individual as a Director of Newco I.5 and Newco II.

(6)	If a replacement director of Newco I.5 and Newco II is not elected or appointed within 10 days of the nominee director of Newco I.5 and Newco II resigning or being removed because such Investor has failed to nominate a replacement, the Directors then in office are entitled to transact business and exercise all of the powers and functions of the Directors.

Section 4.2 Appointment of Directors of Magna and Voting of Magna Shares.

(1)	Until a Section 116 Event, each of Newco I.5 and Newco II shall vote its Magna Shares held directly or indirectly to cause the board of directors of Magna to consist of:

(a)	six nominees of 446 (the “446 Magna Nominees”), one of whom shall be appointed the chairman of the board of directors of Magna, provided that at least four of such nominees must be Independent;

(b)	six nominees of RM Sub (the “RM Sub Magna Nominees”), provided that at least four of such nominees must be Independent; and

(c)	Donald J. Walker and Siegfried Wolf

(collectively, the “Magna Directors”). Notwithstanding the foregoing, in the event that the employment of either Donald J. Walker or Siegfried Wolf as an executive officer of Magna is terminated by Magna, or he is requested by Magna to resign as an executive officer of Magna, unless each of the Investors agrees in writing, Newco II shall vote its Magna Shares to remove him as a Magna Director.

(2)	If:

(a)	a nominee Magna Director resigns or is removed as a Magna Director; or

(b)	446 or RM Sub wishes to remove one of its nominee Magna Directors,

for any reason prior to a Section 116 Event, each of Newco I.5 and Newco II shall vote its Magna Shares held directly or indirectly to cause the board of directors of Magna to, in the case of (b), remove such nominee Magna Director, and to fill any vacancy by the election or appointment of an individual nominated by the Investor whose nominee resigned or was removed.

(3)

Until a Section 116 Event, each of the Investors shall consult with the other to ensure that the requisite number of Magna Directors nominated by the Investors pursuant to Section 4.2(1) will be “resident Canadians” within the meaning of the Act; provided that in the event that the Investors are unable to agree upon which of the Magna Directors nominated by them will be “resident Canadians” within the meaning of the Act then (i) 446 shall ensure that at least three of the 446 Magna Nominees who are Independent are “resident Canadians” and (ii) RM Sub shall ensure that at least two of the RM Sub Magna Nominees who are Independent are “resident Canadians”.

(4)	Until a Section 116 Event, each of Newco I.5 and Newco II shall vote its Magna Shares, held directly or indirectly, to cause Magna to, as soon as practicable, adopt and maintain governance guidelines, which shall form part of the procedure of the board of directors of Magna, to the effect that:

(a)	each Magna Director must declare his or her interest and abstain from voting on all matters where there is an actual or perceived conflict of interest involving him or her, including in the case of Magna Directors who are direct or indirect shareholders of Principals Holdco:

(i)	the appointment of Magna Directors to committees of the Magna board of directors; and

(ii)	with respect to any matter where any 446 Magna Nominee or RM Sub Magna Nominee who is not Independent has declared an interest and is abstaining from voting; and

(b)	the approval of any Out of the Ordinary Course Transaction will require the approval of at least two-thirds of the Magna Directors voting in respect of such transaction.

(5)	Until a Section 116 Event, each of Newco I.5 and Newco II shall vote its Magna Shares held directly or indirectly:

(a)	against any resolution that would have the effect of detracting from the culture, business philosophies and operating principles that have been the cornerstone of Magna’s success, including in particular the Magna Corporate Constitution and the employee profit sharing and employee charter principles contained therein; and

(b)	in favour of any resolution that may be required to reaffirm or otherwise maintain in force such culture, philosophies and principles in all fundamental respects.

Section 4.3 Indemnification.

Each of Newco I.5 and Newco II shall indemnify its Directors to the fullest extent permitted by the Act. Nothing in this Agreement limits the right of any Director to claim indemnity apart from the provisions of this Agreement, if the Director is entitled to such indemnity.

ARTICLE 5

RESTRICTIONS ON TRANSFER

Section 5.1 Restrictions on Transfer by Investors.

(1)	No shareholder of Newco I.5 or Newco II may Transfer any Newco I.5 Shares or Newco II Shares, including by way of retraction of retractable shares, except as expressly permitted by this Agreement, the Principals Agreement or the Exit Agreement.

(2)	Any purported Transfer of Newco I.5 Shares or Newco II Shares in violation of this Agreement is void. Each of the Parties shall take such action as is required to prevent Newco I.5 or Newco II from recording such a purported transfer on the share register of Newco I.5 or Newco II maintained for the Newco I.5 Shares or Newco II Shares.

(3)	From the date of any purported Transfer by a shareholder of Newco II Shares in violation of this Agreement, all rights of such shareholder set out in this Agreement are suspended and inoperative until the purported Transfer is rescinded. This remedy is in addition to and not in lieu of any other remedies that may be available to a Party.

Section 5.2 Permitted Transfers by Investors.

(1)	Subject to this Section 5.2, upon twenty Business Days prior written notice to each of the other Parties of the particulars of the proposed Transfer, RM Sub is entitled to Transfer its Newco II Shares and its interest in the Newco II Loan to any of its Permitted Transferees.

(2)	No proposed Transfer of any Newco II Shares or an interest in the Newco II Loan is effective until the Permitted Transferee complies with Section 2.6.

(3)	Notwithstanding any other provision of this Agreement, RM Sub is prohibited from Transferring Newco II Shares in a transaction that results in Newco II becoming liable as a “resident contributor” to a non-resident trust for the purposes of the Income Tax Act (Canada).

Section 5.3 Encumbering of Newco II Shares or Newco II Loan.

(1)	Newco is prohibited from granting a Lien on or otherwise encumbering any of its Newco I.5 Shares in any way whatsoever without the prior written consent of each of the Investors, which consent may be withheld in the unfettered discretion of each such Investor.

(2)	Newco I.5 is prohibited from granting a Lien on or otherwise encumbering any of its Newco II Shares in any way whatsoever without the prior written consent of each of the Investors, which consent may be withheld in the unfettered discretion of each such Investor.

(3)	Subject to Section 5.3(4), RM Sub is prohibited from granting a Lien on or otherwise encumbering any of its Newco II Shares or interest in the Newco II Loan in any way whatsoever without the prior written consent of 446, which consent may be withheld in the unfettered discretion of 446.

(4)	RM Sub may pledge its Newco II Shares and interest in the Newco II Loan to secure the RM Loan, which pledge may permit transfers to RM’s Lender of Magna Class A Shares held by Newco II on the occurrence of a Realization Event, provided that the agreements evidencing the RM Loan and related security arrangements comply with the restrictions governing the RM Loan contained in the Exit Agreement.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

Section 6.1 Representations and Warranties of the Investors.

Each Investor represents and warrants as follows and acknowledges and confirms that each other Investor is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. It is a corporation validly existing under the Applicable Laws of its jurisdiction of incorporation and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Authority and Enforceability. It has taken all necessary corporate action to authorise the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal, binding obligation, enforceable against it by the other Investor in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

(d)	Title to Shares. The Newco Shares, Newco II Shares and interest in the Newco II Loan described in the recitals as being owned or held by it are owned or held by the Investor as the registered and beneficial owner with good title, free and clear of all Liens, other than those restrictions on transfer, if any, contained in the articles of incorporation of Newco II, in the case of RM Sub, other than Liens created by the RM Loan in accordance with Section 5.3.

Section 6.2 Survival.

The representations, warranties and covenants of the Parties contained in this Article survive the execution and delivery of this Agreement and continue in full force and effect with respect to each Party until it ceases to be bound by the provisions of this Agreement.

ARTICLE 7

ARBITRATION

Section 7.1 Settling Disputes.

Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of any Party to this Agreement, shall be referred to and finally resolved by arbitration to be administered by the London Court of International Arbitration (LCIA) in accordance with the UNCITRAL Arbitration Rules in effect on the date of this Agreement. The seat of the arbitration shall be London, England and the proceedings shall be conducted in the English language before a panel composed of three (3) arbitrators. Each of the Investors shall appoint one arbitrator and the two (2) appointed arbitrators shall appoint a chair. Should the two (2) arbitrators fail to agree upon a chair within 15 days of their appointment, either of the Investors may apply to the LCIA for the appointment of the third arbitrator.

Section 7.2 Right to Oral Discovery.

Notwithstanding anything to the contrary in the UNCITRAL Arbitration Rules, each Party shall have the right to conduct an oral discovery of a representative of the other Parties to the arbitration.

Section 7.3 Injunctive Relief.

Nothing in this Article 7 shall preclude one of the Parties to this Agreement from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or to prevent irreparable injury pending resolution by arbitration of the actual dispute.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Principals Agreement.

Without the approval of each of the Investors, Newco shall promptly enforce its rights under the Principals Agreement and shall not amend the Principals Agreement nor waive any obligations of any other parties to the Principals Agreement.

Section 8.2 Notices.

(i)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by facsimile or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a)	to 446 at:

446 Holdings Inc.
c/o Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

(b)	to RM Sub at:

Veleron Holding B.V.
Haaksbergweg 31
Suite 4
1101 BP Amsterdam
The Netherlands

Facsimile:	31 20 650 9061

with a copy to:

Open Joint Stock Company Russian Machines
Registration #1047701003778
3 Kapranov Lane
123242 Moscow
Russia

Attention:	General Director
Facsimile:	7 495 705 5792

and to:

Bennett Jones LLP
3400 One First Canadian Place
P.O. Box 130
Toronto, Ontario
Canada M5X 1A4

Attention:	Alan Bell
Facsimile:	(416) 863-1716

and to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475

Attention:	Mark Greene and Richard Hall
Facsimile:	(212) 474-3700

(c)	if to Newco at:

M Unicar Inc.
c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile:	(905) 726-7494

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

and to:

Miller Thomson LLP 40 King Street West Suite 5800 Toronto, Ontario Canada M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

(d)	to Newco I.5 at:

2143453 Ontario Inc. c/o Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile:	(905) 726-7494

with a copy to:

Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

and to:

Miller Thomson LLP 40 King Street West Suite 5800 Toronto, Ontario Canada M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

(e)	to Newco II at:

2143455 Ontario Inc.
c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile:	(905) 726-7494

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

and to:

Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

(ii)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

A Party may change its address for service and may add “copy to” parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to such Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed.

Section 8.3 Time of the Essence.

Time is of the essence in this Agreement.

Section 8.4 Announcements.

No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by a Party without the approval of the other Parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such announcement in advance of such issuance.

Section 8.5 Third Party Beneficiaries.

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. No Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

Section 8.6 No Agency or Partnership.

Nothing contained in this Agreement makes or constitutes any Party, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of any other Party.

Section 8.7 Expenses.

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 8.8 Amendments and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by that Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

Section 8.9 Entire Agreement.

This Agreement, together with the Transaction Agreement and the agreements contemplated therein to which the Parties are party, constitute the entire agreement between the Parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties or certain of them in connection with the subject matter of this Agreement, the Transaction Agreement or any of the agreements contemplated therein, except as specifically set forth in this Agreement, the Transaction Agreement or in the agreements contemplated therein. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement, the Transaction Agreement or the agreements contemplated therein.

Section 8.10 Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties, except that RM Sub shall assign its rights and obligations hereunder to any Permitted Transferee to whom it Transfers the RM Sub Securities (as defined in the Exit Agreement) in accordance with Section 2.6.

Section 8.11 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12 Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Article 7, each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 8.13 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

ARTICLE 9

RELEASE BY PRINCIPALS HOLDCO OF NEWCO II

Section 9.1 Release by Principals Holdco of Newco II

Effective at the Exchange Time, Principals Holdco hereby grants to Newco II a full and final release from any and all liabilities and obligations of any nature or kind whatsoever (whether accrued, absolute, contingent, unasserted or otherwise) owed by Newco II to Principals Holdco and arising on or before, or related to any matter occurring on or before, the Exchange Time. Effective at the Exchange Time, Principals Holdco agrees that Newco II shall cease to have any rights (other than pursuant to this Article 9) or any obligation with respect to any breach of this Agreement by Newco II prior to the Exchange Time.

IN WITNESS WHEREOF the Parties have executed this Agreement.

446 HOLDINGS INC.

By:	/s/ BELINDA STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

VELERON HOLDING B.V.

By:	/s/ MIKHAIL GURFINKEL
Authorized Signing Officer

By:
Authorized Signing Officer

M UNICAR INC.

By:	/s/ FRANK STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

2143453 ONTARIO INC.

By:	/s/ FRANK STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

MPMAG HOLDINGS INC.

By:	/s/ DONALD J. WALKER
Authorized Signing Officer

By:
Authorized Signing Officer

2143455 ONTARIO INC.

By:	/s/ FRANK STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

EXHIBIT E

446 HOLDINGS INC.

and

VELERON HOLDING B.V.

as Investors

and

M UNICAR INC.

as Newco

and

OPEN JOINT STOCK COMPANY RUSSIAN MACHINES

as RM

and

445327 ONTARIO LIMITED

as 445

and

2143453 ONTARIO INC.

as Newco I.5

and

2143455 ONTARIO INC.

as Newco II

EXIT AGREEMENT

September 20 , 2007

i

ii

EXIT AGREEMENT

Exit Agreement dated September 20, 2007 among 446 Holdings Inc. (“446”), Veleron Holding B.V. (“RM Sub”), Open Joint Stock Company Russian Machines (“RM”), 445327 Ontario Limited (“445”), M Unicar Inc. (“Newco”), 2143453 Ontario Inc. (“Newco I.5”) and 2143455 Ontario Inc. (“Newco II”).

RECITALS:

(a)	Newco is the registered and beneficial owner of 84,800 Class B Common Shares and 84,800 Voting Preferred Shares of Newco I.5;

(b)	Newco I.5 is the registered and beneficial owner of 100 Class B Common Shares and 1,000,000 Non-Voting Preferred Shares of Newco II;

(c)	446 is the registered and beneficial owner of 42,000 Class B Shares of Newco;

(d)	RM Sub is the registered and beneficial owner of 42,000 Class C Common Shares of Newco and 100 Class A Common Shares of Newco II and has made the Newco II Loan to Newco II; and

(e)	the Parties have entered into this Agreement to establish, among other things, rights and obligations arising out of, or in connection with, the ownership of shares of Newco and Newco II.

In consideration of the above recitals, and the agreements of the Parties contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are acknowledged), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“445” means 445327 Ontario Limited, a corporation existing under the Act, and its successors.

“446” means 446 Holdings Inc., a corporation existing under the Act, and its successors.

“Act” means the Business Corporations Act (Ontario).

“Aggregate Investment Gain” means the amount, if any, by which the Market Value on the End Date of 20,000,000 Magna Class A Shares exceeds the RM Investment Amount. The Aggregate Investment Gain can never be less than zero.

“Aggregate Tax Liability” means the aggregate, as calculated by Newco II’s auditors, of (a) the Taxes which would be incurred by Newco II if (i) on the End Date, Newco II disposed of 20,000,000 Magna Class A Shares for proceeds of disposition equal to the Market Value on such date of such shares (such proceeds converted from U.S. dollars to Canadian dollars as at the End Date); (ii) for its taxation year in which the End Date occurred, Newco II had no income other than the capital gain, if any, from such disposition; (iii) Newco II was, throughout the taxation year in which the End Date occurred, a Canadian-controlled private corporation; (iv) Newco II had paid a taxable dividend (the “Taxable Dividend”) in such taxation year in the minimum amount required for Newco II to be entitled to receive a refund (the “Dividend Refund”) of all of its refundable dividend tax on hand generated as a consequence of the capital gain, if any, described in (ii) above; (v) the taxation year of Newco II ended immediately after payment of the Taxable Dividend; (vi) Newco II was taxable in respect of such disposition at the federal and Ontario corporate tax rates applicable on the End Date (including any applicable surtaxes) to a corporation that is a Canadian-controlled private corporation; (vii) in computing its Taxes in respect of such disposition, Newco II deducted the full amount of the Dividend Refund; and (viii) Newco II claimed no losses, deductions or credits in calculating its income, taxable income or Taxes other than the Dividend Refund and any losses, deductions and credits arising as a result of the transactions, arrangements, events, activities and undertakings of Newco II pursuant to and in accordance with the Transaction Agreements; and (b) the Taxes which would be payable by an individual who is a natural person resident in the Province of Ontario if (i) the individual had received the Taxable Dividend; (ii) the Taxable Dividend was an eligible dividend; (iii) the federal and Ontario tax rates applicable to the individual in respect of the Taxable Dividend were the highest marginal federal and Ontario tax rates (including any applicable surtaxes); and (iv) there were no deductions made or credits taken in calculating the Taxes of the individual other than the dividend tax credit arising as a result of the Taxable Dividend. The Aggregate Tax Liability can never be less than zero.

“Agreement” means this agreement as amended, modified, restated, replaced or supplemented from time to time.

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto and which have the force of law.

“Authorization” means, with respect to a Person, any order, relief, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity, including and securities regulatory authority, having jurisdiction over the Person.

“Business Day” means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario, New York, New York or Moscow, Russia.

“Calculated Amount” has the meaning specified in Section 2.1(3)(b)(vi).

“Claim” has the meaning specified in Section 3.8(3).

“Class C Common Shares Value” means the lesser of (a) CDN$77,959,401 and (b) the Market Value on the End Date of 1,000,000 Magna Class A Shares (converted from U.S. dollars to Canadian dollars as at the End Date).

“Closing Date” has the meaning specified in Section 2.5.

“Collateral” has the meaning specified in Section 2.1(1).

“Comfort Letter” has the meaning specified in Section 3.1(7)(b).

“Early Realization Adjustment” means:

(a)	the amount, if any, by which 58 percent of the aggregate of all dividends and other distributions payable on, or in respect of, 20,000,000 Magna Class A Shares with respect to record dates occurring during the time period from and including the Realization Date to and including the Second Anniversary exceeds all dividends or other distributions actually payable on, or in respect of, the relevant Escrowed Shares during that time period, plus

(b)

the Market Value as at the Second Anniversary of the Magna Class A Shares, if any, that Newco, Newco I.5 and/or Newco II would have retained out of the 20,000,000 Magna Class A Shares initially held by Newco II if: (i) there had not been a Realization Event, (ii) 20,000,000 Magna Class A Shares had been held by Newco II to and including the Second

Anniversary and (iii) (A) if the transactions contemplated by the Exchange Agreement were completed in connection with the Realization Event, the transactions described in Section 2.3(1) had been completed based on the Second Anniversary being the End Date as a result of an Exit Notice given by RM Sub pursuant to Section 2.2(1)(a), or (B) if the transactions contemplated by the Exchange Agreement were not completed in connection with the Realization Event, the transactions described in Section 2.3(2) had been completed based on the Second Anniversary being the End Date as a result of an Exit Notice given by RM Sub pursuant to Section 2.2(1)(a) and, in the case of this clause (iii), RM Sub had elected to receive Magna Class A Shares in accordance with Section 2.3(3)(a), plus

(c)	the amount, if any, by which (i)(x) the Aggregate Tax Liability calculated as if the End Date were on the Second Anniversary, multiplied by (y) the number of relevant Escrowed Shares and divided by (z) 20,000,000 Magna Class A Shares, exceeds (ii) 75 percent of the Tuck Tax Liability calculated as if the Realization Date were on the Second Anniversary and calculated as if the Tuck Transactions were effected on the Second Anniversary, plus

(d)	the Realization Taxes, if any.

“Early Realization Limit” has the meaning specified in Section 2.1(3)(b)(iii).

“End Date” means, in the case of a Realization, the Realization Date and, in the case of a Sale Transaction, the Closing Date.

“Escrowed Shares” means the No Tuck (d) Escrowed Shares, the No Tuck (e) Escrowed Shares, the No Tuck (f) Escrowed Shares, the Tuck (iv) Escrowed Shares or the Tuck (v) Escrowed Shares, as the case may be.

“Exchange” has the meaning assigned to it in the Exchange Agreement.

“Exchange Agreement” means the exchange agreement dated the date hereof among Magna, RM, RM Sub, 445, 446, Newco I.5 and Newco II.

“Exchange Date” has the meaning assigned to it in the Exchange Agreement.

“Exit Notice” has the meaning specified in Section 2.2(3).

“GKP Holdco” means GKP Holdings Inc., a corporation existing under the Act, and its successors.

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorité des marchés financiers du Québec and the United States Securities and Exchange Commission, (ii) self-regulatory organization or stock exchange, including the TSX and the NYSE, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Imputed Number” has the meaning specified in Section 3.7(1).

“Indemnified Party” has the meaning specified in Section 3.8(3).

“Indemnified Percentage” has the meaning specified in Section 3.8(2).

“Indemnifying Party” has the meaning specified in Section 3.8(3).

“Insolvency Event” means any event in which an Investor: (i) is dissolved; (ii) becomes insolvent or fails or is unable or admits in writing its inability generally to pay its debts as they become due; (iii) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (iv) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for the winding-up or liquidation of such Investor, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for the winding-up or liquidation of such Investor or (B) is not dismissed, discharged, stayed or restrained in each case within 60 days of the institution or presentation thereof; (v) has a resolution passed for its winding-up or liquidation; (vi) seeks or becomes subject to the appointment of an administrator, receiver, trustee, custodian or other similar official for it or for all or substantially all of its assets; or (vii) any event occurs with respect to such Investor which, under the Applicable Laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (i) to (vi) (inclusive).

“Investor” means each of 446, RM Sub or any Permitted Transferee.

“Investors Agreement” means the investors agreement dated the date hereof between 446 and RM Sub.

“Liabilities” has the meaning specified in Section 3.8(1).

“Lien” means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer).

“Loan Documentation” means the executed agreements evidencing the RM Loan, including all ancillary agreements and documents relating to the security therefor.

“Magna” means Magna International Inc., a corporation existing under the Act, and its successors.

“Magna Material Change” means any “material change” (as that term is defined in the Securities Act (Ontario)) of Magna.

“Magna Class A Shares” means the class A subordinate voting shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any shares of Magna or any of the other above securities.

“Market Value” on any particular date means the volume weighted average trading price per Magna Class A Share on the NYSE for the ten NYSE trading days ending on the NYSE trading day immediately prior to such date; provided, however, that if the Magna Class A Shares are no longer traded on the NYSE on such date, Market Value means the volume weighted average trading price per Magna Class A Share on the TSX for the ten TSX trading days ending on the TSX trading day immediately prior to such date, converted from Canadian dollars into U.S. dollars as at such date.

“Material Adverse Effect” means any matter, event or occurrence that prevents or would reasonably be expected to prevent or significantly delay the ability of a Party to perform its obligations under this Agreement.

“Minister” has the meaning specified in Section 3.1(7)(a).

“Newco” means M Unicar Inc., a corporation existing under the Act, and its successors.

“Newco I.5” means 2143453 Ontario Inc., a corporation existing under the Act, and its successors.

“Newco II” means 2143455 Ontario Inc., a corporation existing under the Act, and its successors.

“Newco II Loan” means the loan provided by RM Sub to Newco II on the date hereof and evidenced by the Newco II Loan Note.

“Newco II Loan Note” means the promissory note dated the date hereof issued to RM Sub by Newco II to evidence the Newco II Loan, including the ancillary agreements and documents relating to the security therefor.

“Newco II Unanimous Shareholders Agreement” means the Newco II unanimous shareholders agreement dated the date hereof among 446, RM Sub, Principals Holdco, Newco, Newco I.5 and Newco II.

“Newco Purchaser” means 446 or such other Person as 446 may designate from time to time by giving written notice to the other Parties.

“Newco Shares” means the Class A Shares, Class B Shares and Class C Common Shares of Newco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, (iii) any securities of Newco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A Shares, Class B Shares or Class C Common Shares in the capital of Newco or any of the other above securities.

“No Tuck Calculated Amount” has the meaning specified in Section 2.1(5)(g).

“No Tuck (d) Escrowed Shares” has the meaning specified in Section 2.1(5)(d).

“No Tuck (e) Escrowed Shares” has the meaning specified in Section 2.1(5)(e)(iii).

“No Tuck (f) Escrowed Shares” has the meaning specified in Section 2.1(5)(f).

“No Tuck Settlement Date” has the meaning specified in Section 2.1(5)(h).

“Notice” has the meaning specified in Section 7.1.

“NYSE” means the New York Stock Exchange, and its successors.

“Parties” means Newco, Newco I.5, Newco II, 445, 446, RM and RM Sub.

“Payment Date” has the meaning assigned to it in the Newco II Loan Note.

“Permitted Transferee” has the meaning specified in the Investors Agreement.

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Pledge Agreement” means the pledge agreement dated the date hereof between Newco II and RM Sub.

“PPSA” means the Personal Property Security Act (Ontario).

“Principals” means each of Donald J. Walker, Siegfried Wolf, Vincent J. Galifi, Peter Koob and Jeffrey O. Palmer.

“Principals Agreement” means the principals agreement dated the date hereof among the Principals, GKP Holdco, Principals Holdco, Newco and Newco I.5.

“Principals Holdco” means MPMAG Holdings Inc., a corporation existing under the Act, and its successors.

“Purchase Price” has the meaning specified in Section 3.1(7)(a).

“Realization Date” means, with respect to a Realization Event, (a) if an Exchange is effected in connection with such Realization Event, the Exchange Date and (b) if an Exchange is not effected in connection with such Realization Event, the Payment Date.

“Realization Event” means any demand for repayment of the Newco II Loan that is made prior to September 20, 2027, or any event that occurs prior to such date that is deemed by the terms of the Newco II Loan Note to be such a demand.

“Realization Proceeds” means the gross proceeds derived from the disposition of Magna Class A Shares by RM’s Lender following a Realization Event as set out in this Agreement.

“Realization Taxes” means any Taxes incurred or expected to be incurred, as determined by Newco’s auditor, by Newco II, Newco I.5 or Newco Purchaser, as the case may be, in connection with (A) the disposition of Magna Class A Shares by RM’s Lender in accordance with terms of this Agreement and (B) the disposition or expected disposition of Magna Class A Shares by Newco II, Newco I.5 or Newco Purchaser, as the case may be, in connection with Section 2.1(7).

“Reasonable Selling Expenses” means all reasonable underwriting fees and selling commissions actually paid by RM’s Lender to arm’s length third parties in connection with the disposition of Magna Class A Shares by RM’s Lender following a Realization Event, to a maximum of 3% of the gross proceeds of such dispositions, but only to the extent that reasonable supporting documentation for such fees and commissions have been provided to Newco Purchaser.

“Registration Rights Agreement” means the registration rights agreement dated the date hereof among Magna, RM Sub, Newco I.5, Newco II and RM’s Lender.

“Remittance Date” has the meaning specified in Section 3.1(7)(b)(v).

“Replacement LC” has the meaning specified in Section 3.1(7)(b).

“RM Investment Amount” means $1,536,600,000.

“RM Lender’s Magna Class A Shares” means:

(a)	in the case of any Realization Event to which Section 2.1(3)(b) is applicable, the Magna Class A Shares received by RM Sub pursuant to Section 2.1(3)(b) and the Exchange Agreement and thereafter either disposed of by RM’s Lender as realization of the Collateral or retained by RM Sub or RM’s Lender pursuant to Section 2.1(3)(b)(v); and

(b)	in the case of any Realization Event to which Section 2.1(5) is applicable, the Magna Class A Shares either disposed of by RM’s Lender in realization of the Collateral or retained by RM Sub or RM’s Lender pursuant to Section 2.1(5)(e).

“RM Loan” has the meaning specified in Section 2.1(1).

“RM Sub” means Veleron Holding B.V., a company existing under the laws of The Netherlands, and its successors and Permitted Transferees.

“RM Sub Securities” means the Newco Class C Common Shares, Newco II Class A Common Shares and interest in the Newco II Loan and the Newco II Loan Note (or any Newco II Special Shares issued on conversion of the Newco II Loan Note) owned by RM Sub.

“RM’s Lender” means the lender or syndicate of lenders, from time to time, providing any portion of the RM Loan that is secured by the Collateral.

“Sale Transaction” has the meaning specified in Section 2.5.

“Second Anniversary” means September 20, 2009.

“Section 116(2) Certificate” has the meaning specified in Section 3.1(7)(a).

“Section 116(4) Certificate” has the meaning specified in Section 3.1(7)(b)(iii)(B).

“Section 2.1 Sale” has the meaning specified in Section 2.5.

“Settlement Date” has the meaning specified in Section 2.1(3)(b)(vii).

“Shareholder Undertaking” means the agreement dated the date hereof among Frank Stronach, Oleg Deripaska, the Stronach Trust and Basic Element Ltd.

“Stikeman” has the meaning specified in Section 3.1(7)(b).

“Sub (3)(a) Collateral Shares” has the meaning specified in Section 2.1(3)(a)(iii).

“Sub (3)(b)(ii) Collateral Shares” has the meaning specified in Section 2.1(3)(b)(iii).

“Sub (3)(b)(ii)(A) Collateral Shares” has the meaning specified in Section 2.1(3)(b)(ii)(A).

“Sub (3)(b)(ii)(B) Collateral Shares” has the meaning specified in Section 2.1(3)(b)(ii)(B).

“Sub (4) Collateral Shares” has the meaning specified in Section 2.1(4)(b).

“Sub (4) Incremental Tax Liability” means the aggregate, as calculated by Newco II’s auditors, of (a) the Aggregate Tax Liability computed in establishing the number of Sub (4) Collateral Shares under Section 2.1(4)(b), recalculated as if the proceeds of disposition per Magna Class A Share for such calculation had been equal to the average proceeds of disposition per Magna Class A Share realized by RM’s Lender in disposing of the Sub (4) Collateral Shares (rather than the Market Value on the Realization Date), minus (b) the Aggregate Tax Liability, as calculated in establishing the number of Sub (4) Collateral Shares under Section 2.1(4)(b). The Sub (4) Incremental Tax Liability can never be less than zero.

“Sub (4) Settlement Date” has the meaning specified in Section 2.1(4)(c).

“Sub (5) Realization End Date” has the meaning specified in Section 2.1(5)(b).

“Suspension Period” has the meaning assigned to it in the Registration Rights Agreement.

“Tax Act” has the meaning specified in Section 3.1(7)(a).

“Taxable RM Sub Securities” has the meaning specified in Section 3.1(7)(a).

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’

compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in (i) or this (ii); (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Third Anniversary” means September 20, 2010.

“Time of Closing” means (a) in the case of a Sale Transaction, 10:00 a.m. (Toronto time) on the Closing Date or such later or earlier time on the Closing Date as those Parties to a Sale Transaction may agree in writing or (b) in the case of a Realization Event, 10:00 a.m. (Toronto time) on the Realization Date or such later or earlier time on the Realization Date as those parties to the purchase and sale of RM Sub Securities pursuant to Section 2.1 may agree in writing.

“Trading Day” means a day on which there is trading of Magna Class A Shares on either the TSX or the NYSE, other than any day on which RM’s Lender does not sell or cause the sale of any of the RM’s Lender Magna Class A Shares and there is a Blackout Period or a Suspension Period (as both terms are defined in the Registration Rights Agreement) in effect following the receipt by Magna of a Request Notice (as such term is defined in the Registration Rights Agreement).

“Transaction Agreement” means the transaction agreement dated May 10, 2007 among Magna, RM, RM Sub, 445, the Stronach Trust and the Principals.

“Transaction Agreements” means this Agreement, the Exchange Agreement, the Investors Agreement, the Newco II Unanimous Shareholders Agreement, the Newco II Loan Note, the Pledge Agreement and the Registration Rights Agreement.

“Transfer” means any (i) transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) agreement, undertaking or commitment to effect any of the foregoing and “Transferred” shall be construed accordingly.

“TSX” means the Toronto Stock Exchange, and its successors.

“Tuck (iv) Escrowed Shares” has the meaning specified in Section 2.1(3)(b)(iv).

“Tuck (v) Escrowed Shares” has the meaning specified in Section 2.1(3)(b)(v).

“Tuck Tax Liability” means the aggregate, as calculated by Newco I.5’s auditors, of (a) the Taxes which would be incurred by Newco I.5 if (i) all of the Magna Class A Shares received by Newco I.5 after giving effect to the Tuck Transactions were disposed of on the relevant End Date for proceeds of disposition equal to the Market Value on such date of such shares (such proceeds converted from U.S. dollars to Canadian dollars as at the End Date); (ii) for its taxation year in which the End Date occurred, Newco I.5 had no income other than the capital gain, if any, from such disposition; (iii) Newco I.5 was, throughout the taxation year in which the End Date occurred, a Canadian-controlled private corporation; (iv) Newco I.5 had paid a taxable dividend (the “Taxable Dividend”) in such taxation year in the minimum amount required for Newco I.5 to be entitled to receive a refund (the “Dividend Refund”) of all of its refundable dividend tax on hand generated as a consequence of the capital gain, if any, described in (ii) above; (v) the taxation year of Newco I.5 ended immediately after payment of the Taxable Dividend; (vi) Newco I.5 was taxable in respect of such disposition at the federal and Ontario corporate tax rates applicable on the End Date (including any applicable surtaxes) to a corporation that is a Canadian-controlled private corporation; (vii) in computing its Taxes in respect of such disposition, Newco I.5 deducted the full amount of the Dividend Refund; and (viii) Newco I.5 claimed no losses, deductions or credits in calculating its income, taxable income or Taxes other than the Dividend Refund and any losses, deductions and credits arising as a result of the transactions, arrangements, events, activities and undertakings of Newco I.5 pursuant to and in accordance with the Transaction Agreements; and (b) the Taxes which would be payable by an individual who is a natural person resident in the Province of Ontario if (i) the individual had received the Taxable Dividend; (ii) the Taxable Dividend was an eligible dividend; (iii) the federal and Ontario tax rates applicable to the individual in respect of the Taxable Dividend were the highest marginal federal and Ontario tax rates (including any applicable surtaxes); and (iv) there were no deductions made or credits taken in calculating the Taxes of the individual other than the dividend tax credit arising as a result of the Taxable Dividend. The Tuck Tax Liability can never be less than zero.

“Tuck Transactions” means the Exchange and the other transactions contemplated by the Exchange Agreement.

“Withheld Amount” has the meaning specified in Section 3.1(7)(b).

Section 1.2 Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

Section 1.3 Divisions and Headings.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article or a Section refers to the specified Article or Section of this Agreement.

Section 1.4 Currency.

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States funds. Any amount that is expressed in this Agreement to be “converted from Canadian dollars to U.S. dollars” as at any date shall be converted to U.S. dollars at the Bank of Canada noon spot rate on the Business Day immediately preceding such date. Any amount that is expressed in this Agreement to be “converted from U.S. dollars to Canadian dollars” as at any date shall be converted to Canadian dollars at the Bank of Canada noon spot rate on the Business Day immediately preceding such date.

Section 1.5 Certain Phrases, etc.

In this Agreement, (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, and (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”. The expressions “Article”, “Section” and other subdivision followed by a number mean the specified Article, Section or other subdivision of this Agreement.

Section 1.6 Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supercedes any such statute or any such regulation or rule.

ARTICLE 2

ENCUMBERING SECURITIES AND EXIT TRANSACTIONS

Section 2.1 Encumbering of Securities.

(1)	RM Sub is permitted to pledge its Newco Class C Common Shares and Newco II Class A Common Shares, the Newco II Loan Note, the Special Shares of Newco II issued to RM Sub on the conversion of the Newco II Loan Note and any Magna Class A Shares pledged to RM Sub as security for the Newco II Loan or any Magna Class A Shares otherwise receivable by RM Sub, or by Newco I.5 in the case of Section 2.1(3)(b), pursuant to the terms of this Agreement or the Exchange Agreement, to assign by way of security the rights and obligations of RM Sub under this Agreement and the Exchange Agreement and to grant a security interest in cash or near-cash equivalents (collectively, the “Collateral”) to secure the financing (including any refinancing, extension or renewal thereof) provided to RM and/or RM Sub for all or part of the RM Investment Amount to be used by RM Sub to capitalize Newco and Newco II by way of the acquisition of the RM Sub Securities in accordance with the Plan of Arrangement (such financing, refinancing, extension or renewal being the “RM Loan”), provided that:

(a)	the Collateral is held, either for RM’s Lender’s own account or as collateral agent, by CIBC Mellon Trust Company or a financial institution qualified to conduct business as a bank or trust company under the Applicable Laws of Canada or the United States of America and having (together with its controlling shareholder, provided that such controlling shareholder is also a bank, bank holding company or trust company under the Applicable Laws of Canada or the United States of America) total assets of at least $5,000,000,000;

(b)	the Loan Documentation specifies that:

(i)	other than to the extent required to realize on any of the Collateral in a manner that complies with this Agreement, RM’s Lender shall not have any claim against Newco, Newco I.5, Newco II or any of their assets and under no circumstances shall RM’s Lender be entitled to exercise any rights of RM Sub under the Investors Agreement or the Newco II Unanimous Shareholders Agreement;

(ii)	until the Second Anniversary, the total amount secured by the Collateral shall not exceed 80 percent of the RM Investment Amount, plus Reasonable Selling Expenses;

(iii)	following the Second Anniversary, the total amount secured by the Collateral shall not exceed the RM Investment Amount; and

(iv)	the Magna Class A Shares pledged as security for the Newco II Loan shall be certificated and remain registered in the name of Newco II until a Realization Event, and prior to any Realization Event:

(A)	Newco II shall be entitled to receive all cash dividends or other cash distributions on, or in respect of, such Magna Class A Shares, free and clear of Liens, created by the Loan Documentation; and

(B)	Newco II shall be entitled to vote such Magna Class A Shares;

(c)	RM’s Lender executes an undertaking in favour of 446 and Newco II acknowledging that the interest of RM’s Lender in the Collateral is subject to, and that RM’s Lender agrees to comply with, the provisions of the Loan Documentation that correspond to this Section 2.1;

(d)	RM Sub shall send to Newco and Newco II any notices of default received from RM’s Lender under the RM Loan, promptly after receipt of any such notices, and keep Newco and Newco II updated, on a timely basis, on further developments related to such defaults and the consequences thereof; and

(e)	RM Sub shall not agree to any amendment of the Loan Documentation, or the entry into of further Loan Documentation, that is inconsistent with this Section 2.1.

(2)	[Intentionally omitted]

(3)	If a Realization Event occurs and RM’s Lender agrees to effect the Tuck Transactions, then:

(a)	if the Exchange Date occurs on or after the Second Anniversary:

(i)	the Parties shall effect the Tuck Transactions in accordance with the terms of the Exchange Agreement;

(ii)	on the Exchange Date, Newco Purchaser shall hereby acquire from RM Sub, and RM Sub shall hereby sell to Newco Purchaser, the Newco Class C Common Shares held by RM Sub, free and clear of Liens, for a purchase price equal to the greater of (x) zero and (y) (A) the Class C Common Shares Value, minus (B) 25 percent of the Tuck Tax Liability, if any (all amounts in this clause (ii) calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Exchange Date);

(iii)	the purchase price for the Newco Class C Common Shares shall be paid and satisfied on the Exchange Date by the transfer by Newco Purchaser to, or at the direction of, RM Sub of that number of Magna Class A Shares with a Market Value on the Exchange Date equal to the purchase price for the Newco Class C Common Shares (the Magna Class A Shares received by RM Sub pursuant to clause (i) above and this clause (iii) being the “Sub (3)(a) Collateral Shares”); and

(iv)	the Parties acknowledge that RM’s Lender shall be entitled to realize only on the Sub (3)(a) Collateral Shares in accordance with the Loan Documentation; and

(b)	if the Exchange Date occurs prior to the Second Anniversary:

(i)	the Parties shall effect the Tuck Transactions in accordance with the terms of the Exchange Agreement, and Newco I.5 hereby agrees that any Magna Class A Shares received by it pursuant to the terms of the Exchange Agreement shall form part of the Collateral;

(ii)	on the Exchange Date,

(A)	RM Sub shall deliver to RM’s Lender the Magna Class A Shares received by RM Sub pursuant to clause (i) above (being the “Sub (3)(b)(ii)(A) Collateral Shares”);

(B)	Newco I.5 shall deliver to RM’s Lender the Magna Class A Shares received by Newco I.5 pursuant to clause (i) above (being the “Sub (3)(b)(ii)(B) Collateral Shares”); and

(C)	Newco Purchaser shall hereby acquire from RM Sub, and RM Sub shall hereby sell to Newco Purchaser, the Newco Class C Common Shares, free and clear of Liens, and RM Sub’s interest in the Sub (3)(b)(ii)(A) Collateral Shares for the consideration calculated in accordance with clause (vi) below and payable in accordance with clause (vii) below, subject, in the case of the Sub 3(b)(ii)(A) Collateral Shares, to the prior Lien in favour of RM’s Lender;

(iii)	the Parties acknowledge that RM’s Lender shall be entitled to realize on the Sub (3)(b)(ii)(A) Collateral Shares and the Sub(3)(b)(ii)(B) Collateral Shares (collectively, the “Sub (3)(b)(ii) Collateral Shares”) in accordance with the Loan Documentation and clause (ix) below until the earlier to occur of (x) RM’s Lender receiving Realization Proceeds equal to the “Early Realization Limit”, being the lesser of (1) 80 percent of the RM Investment Amount plus Reasonable Selling Expenses and (2) the total amount secured by the Collateral and (y) a period of 60 Trading Days has passed following the Realization Event;

(iv)	if the earlier to occur in clause (iii) above is RM’s Lender receiving Realization Proceeds equal to the Early Realization Limit, RM Sub and RM’s Lender shall deliver to Newco Purchaser for Newco Purchaser to hold in trust until final allocation thereof in accordance with clauses (vi) and (vii) below the Sub (3)(b)(ii) Collateral Shares not previously disposed of by RM’s Lender, free and clear of Liens (other than the trust mentioned above) (such shares, the “Tuck (iv) Escrowed Shares”);

(v)	if the earlier to occur in clause (iii) above is the 60-Trading Day period, RM Sub and RM’s Lender shall deliver to Newco Purchaser for Newco Purchaser to hold in trust until final allocation thereof in accordance with clauses (vi) and (vii) below the Sub (3)(b)(ii) Collateral Shares not previously disposed of by RM’s Lender less a number of Magna Class A Shares with a Market Value (as of the end of the 60-Trading Day period) equal to the Early Realization Limit minus the Realization Proceeds to RM’s Lender (such shares, the “Tuck (v) Escrowed Shares”);

(vi)	the purchase price for the Newco Class C Common Shares and the Sub (3)(b)(ii)(A) Collateral Shares shall be (A) the Market Value as at the Second Anniversary of the Tuck (iv) Escrowed Shares or the Tuck (v) Escrowed Shares, as the case may be, received by Newco Purchaser in trust pursuant to clause (iv) or (v) above, as the case may be, whether received before or after the Second Anniversary, minus (B) the Early Realization Adjustment (such amount being the “Calculated Amount”);

(vii)	(A) if the Calculated Amount is greater than or equal to zero, Newco Purchaser shall, on the later of (x) the due date for delivery of Magna Class A Shares under clause (iv) or (v) above and (y) the Second Anniversary (such later date, the “Settlement Date”), (1) transfer to, or at the direction of, RM Sub, Magna Class A Shares with a Market Value as at the Second Anniversary equal to the Calculated Amount and (2) deliver to Newco I.5 the balance of the Tuck (iv) Escrowed Shares or the Tuck (v) Escrowed Shares, as the case may be, free and clear of Liens; and

(B) if the Calculated Amount is less than zero, the purchase price shall be $1.00 and Newco Purchaser shall, on the Settlement Date, deliver to Newco I.5 the Tuck (iv) Escrowed Shares or the Tuck (v) Escrowed Shares, as the case may be, free and clear of Liens;

(viii)	the Parties acknowledge that Newco Purchaser shall be entitled to receive and retain any dividends paid on the Tuck (iv) Escrowed Shares or Tuck (v) Escrowed Shares, as the case may be, between the date of delivery pursuant to clause (iv) or (v) above, as the case may be, and the Settlement Date;

(ix)	RM’s Lender shall first realize on the Sub (3)(b)(ii)(A) Collateral Shares and then on the Sub (3)(b)(ii)(B) Collateral Shares; and

(x)	the purchase price paid under Sections 2.1(3)(b)(vi) and 2.1(3)(b)(vii) shall be allocated:

(A)	first, to RM’s interest in the Sub (3)(b)(ii)(A) Collateral Shares, to the extent of the Market Value as at the Second Anniversary of such shares, and

(B)	as to any remaining amount, to the Newco Class C Common Shares.

(4)	If the Realization Date occurs on or after the Second Anniversary and Section 2.1(3) is not applicable, then:

(a)	on the Realization Date, Newco Purchaser shall hereby acquire from RM Sub, and RM Sub shall hereby sell to Newco Purchaser, the Newco II Class A Common Shares and the Newco Class C Common Shares held by RM Sub for a purchase price, in the form of Magna Class A Shares, equal to the number of Magna Class A Shares calculated in accordance with clause (g) below and payable in accordance with clause (h) below;

(b)	immediately upon the Realization Event, the Parties shall determine the number of Magna Class A Shares that equals the number of Magna Class A Shares RM Sub would have received pursuant to Section 2.3(2) had RM Sub given an Exit Notice under Section 2.2(3) and the relevant Sale Transaction had been consummated on the Realization Date, and an equal number of Magna Class A Shares included in the collateral under the Pledge Agreement shall be delivered to RM’s Lender (the “Sub (4) Collateral Shares”);

(c)	the Parties acknowledge that RM’s Lender shall be entitled to realize on the Sub (4) Collateral Shares in accordance with the Loan Documentation until the earliest to occur of (x) RM’s Lender receiving Realization Proceeds equal to the amount secured by the Pledge Agreement, (y) RM’s Lender receiving Realization Proceeds equal to the amount secured by the Collateral and (z) a period of 120 days has passed following the Realization Event (such earliest date, the “Sub (4) Settlement Date”), and that the Newco II Loan shall be deemed repaid in part dollar-for-dollar by the amount of such Realization Proceeds;

(d)	immediately upon the Realization Event, RM Sub shall release and deliver the Magna Class A Shares included in the collateral under the Pledge Agreement in excess of the Sub (4) Collateral Shares to, or at the direction of, Newco II, free and clear of Liens;

(e)	on the Sub (4) Settlement Date, RM Sub and RM’s Lender shall immediately release and deliver the Sub (4) Collateral Shares not previously disposed of by RM’s Lender to, or at the direction of, Newco II, free and clear of Liens;

(f)	on the Sub (4) Settlement Date, Newco Purchaser shall hereby acquire from RM Sub, and RM Sub shall hereby sell to Newco Purchaser, RM Sub’s remaining interest in the Newco II Loan Note (which at such date may have been fully paid through Realization Proceeds) and remaining interest in the Collateral for a purchase price, in the form of Magna Class A Shares, calculated in accordance with clause (g) below and payable in accordance with clause (h) below;

(g)	the aggregate purchase price for the Newco Class C Common Shares, Newco II Class A Common Shares, the Newco II Loan Note and RM Sub’s remaining interest in the Collateral shall be equal to the greater of $1.00 and the Market Value on the Sub (4) Settlement Date of (A) the number of Sub (4) Collateral Shares delivered to Newco II under clause (e), minus (B) the Sub (4) Incremental Tax Liability;

(h)	the purchase price for the RM Sub Securities calculated in accordance with clause (g) above shall be paid and satisfied through the transfer on the Sub (4) Settlement Date by Newco Purchaser to, or at the direction of, RM Sub of the number of Magna Class A Shares with a Market Value on the Sub (4) Settlement Date equal to such purchase price; and

(i)	the purchase price calculated under Section 2.1(4)(g) shall be allocated:

(i)	first, to the extent of the amount owing by Newco II under the Newco II Loan Note on the Sub (4) Settlement Date, to the interest in the Newco II Loan Note and the related collateral securing the Newco II Loan Note;

(ii)	second, to the extent of the Class C Common Shares Value minus 25 percent of the Aggregate Tax Liability, if any (all amounts in this clause (ii) being calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Sub (4) Settlement Date), to the Newco Class C Common Shares; and

(iii)	as to any remaining amount, to the Newco II Class A Common Shares.

(5)	If the Realization Date occurs prior to the Second Anniversary and Section 2.1(3) is not applicable, then:

(a)	on the Realization Date, Newco Purchaser shall hereby acquire from RM Sub, and RM Sub shall hereby sell to Newco Purchaser, the Newco Class C Common Shares and the Newco II Class A Common Shares held by RM Sub for a purchase price, in the form of Magna Class A Shares, calculated in accordance with clause (g) below and payable in accordance with clause (h) below;

(b)	the Parties acknowledge that RM’s Lender shall be entitled to realize on the Magna Class A Shares securing the Newco II Loan Note in accordance with the Loan Documentation until the earliest to occur of (x) RM’s Lender receiving Realization Proceeds equal to the Early Realization Limit, (y) RM’s Lender receiving Realization Proceeds equal to the amount secured under the Pledge Agreement and (z) a period of 60 Trading Days has passed following the Realization Date (such earliest date, the “Sub (5) Realization End Date”), and that the Newco II Loan shall be deemed to be repaid in part dollar-for-dollar by the amount of such net proceeds;

(c)	on the Sub (5) Realization End Date, Newco Purchaser shall hereby acquire from RM Sub, and RM Sub shall hereby sell to Newco Purchaser, RM Sub’s remaining interest in the Newco II Loan Note (which at such date may have been fully paid through Realization Proceeds), free and clear of Liens, for a purchase price, in the form of Magna Class A Shares, calculated in accordance with clause (g) below and payable in accordance with clause (h) below;

(d)	if the earliest to occur in clause (b) above is RM’s Lender receiving Realization Proceeds equal to the Early Realization Limit, RM Sub and RM’s Lender shall deliver to Newco Purchaser for Newco Purchaser to hold in trust until final allocation thereof in accordance with clauses (g) and (h) below the Magna Class A Shares then held by RM Sub or RM’s Lender as collateral securing the Newco II Loan Note and not previously disposed of by RM’s Lender (such shares, the “No Tuck (d) Escrowed Shares”);

(e)	if the earliest to occur in clause (b) above is RM’s Lender receiving Realization Proceeds equal to the amount secured under the Pledge Agreement,

(i)	RM Sub shall deliver to Newco II, free and clear of Liens, the Magna Class A Shares formerly part of the collateral under the Pledge Agreement and not previously disposed of by RM’s Lender;

(ii)	Newco Purchaser shall deliver to RM’s Lender, free and clear of Liens, a number of Magna Class A Shares equal to the number of Magna Class A Shares delivered by RM Sub to Newco II pursuant to clause (i) above; and

(iii)	after the earlier of (x) RM’s Lender has received Realization Proceeds equal to the Early Realization Limit and (y) a period of 60 Trading Days has passed following the Realization Event, RM Sub and RM’s Lender shall deliver to Newco Purchaser for Newco Purchaser to hold in trust until final allocation thereof in accordance with clauses (g) and (h) below the Magna Class A Shares received by RM’s Lender pursuant to clause (ii) above and not previously disposed of by RM’s Lender (such shares, the “No Tuck (e) Escrowed Shares”);

(f)	if the earliest to occur in either clause (b) or (e) above is the 60-Trading Day period, RM Sub and RM’s Lender shall deliver to Newco Purchaser for Newco Purchaser to hold in trust until final allocation thereof in accordance with clauses (g) and (h) below the Magna Class A Shares then held by RM’s Lender as collateral under the Pledge Agreement and not previously disposed of by RM’s Lender or by RM Sub less a number of Magna Class A Shares with a Market Value (as of the end of the 60-Trading Day period) equal to the Early Realization Limit minus the Realization Proceeds (such shares so delivered, the “No Tuck (f) Escrowed Shares”);

(g)	the aggregate purchase price for the Newco Class C Common Shares, Newco II Class A Common Shares and RM Sub’s interest in the Newco II Loan Note shall be (i) the Market Value as at the Second Anniversary of the No Tuck (d) Escrowed Shares, the No Tuck (e) Escrowed Shares or the No Tuck (f) Escrowed Shares, as the case may be, received by Newco Purchaser in trust pursuant to clause (d), (e) or (f) above, minus (ii) the Early Realization Adjustment (such amount being the “No Tuck Calculated Amount”);

(h)	(i) if the No Tuck Calculated Amount is greater than or equal to zero, Newco Purchaser shall, on the later of the due date for return of Magna Class A Shares and the Second Anniversary (such later date, the “No Tuck Settlement Date”), (x) transfer to, or at the direction of, RM Sub, free and clear of Liens, Magna Class A Shares with a Market Value as at the Second Anniversary equal to the No Tuck Calculated Amount and (y) return to, or at the direction of, Newco II the balance of the No Tuck (d) Escrowed Shares, the No Tuck (e) Escrowed Shares or the No Tuck (f) Escrowed Shares, as the case may be; and

(ii)	if the No Tuck Calculated Amount is less than zero, the purchase price shall be $1.00 and Newco Purchaser shall, on the No Tuck Settlement Date, deliver the remaining No Tuck (d) Escrowed Shares, the remaining No Tuck (e) Escrowed Shares or the remaining No Tuck (f) Escrowed Shares, as the case may be, to, or at the direction of, Newco II;

(i)	the Parties acknowledge that Newco Purchaser shall be entitled to receive and retain any dividends paid on the No Tuck (d) Escrowed Shares, the No Tuck (e) Escrowed Shares and the No Tuck (f) Escrowed Shares between the date of delivery thereof pursuant to clause (d), (e) or (f) above, as the case may be, and the No Tuck Settlement Date; and

(j)	the purchase price paid under Section 2.1(5)(g) shall be allocated:

(i)	first, to the extent of the amount owing by Newco II under the Newco II Loan Note on the Sub (5) Realization End Date, to the interest in the Newco II Loan Note and the related collateral securing the Newco II Loan Note,

(ii)	second, to the extent of the Class C Common Shares Value minus 25 percent of the Aggregate Tax Liability, if any (all amounts in this clause (ii) being calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Sub (5) Realization End Date), to the Newco Class C Common Shares, and

(iii)	as to any remaining amount, to the Newco II Class A Common Shares.

(6)	If on any date RM Sub is required to sell, or deemed to have sold, to Newco Purchaser Magna Class A Shares forming part of the collateral held by RM Sub to secure the Newco II Loan Note and Newco Purchaser is required to transfer Magna Class A Shares to, or at the direction of, RM Sub, such obligations shall be offset and netted, and only the net number of the Magna Class A Shares shall be transferred by RM Sub to Newco Purchaser, or vice versa, in each case, free and clear of Liens.

(7)	The Parties acknowledge that Newco II, Newco I.5 and Newco Purchaser shall be entitled to dispose of a sufficient number of Magna Class A Shares to fund the Realization Taxes.

Section 2.2 Exit Rights

(1)	Subject to Section 2.2(4), at any time after the earliest of:

(a)	the Second Anniversary,

(b)	an Insolvency Event occurs with respect to 446, and

(c)	446 commits a material breach of this Agreement, the Newco II Unanimous Shareholders Agreement or the Investors Agreement or Frank Stronach or the Stronach Trust commits a material breach of the Shareholder Undertaking, which material breach is not remedied within 20 Business Days of written notice of such breach being provided to it by RM Sub unless such material breach is capable of being cured and 446 is taking all necessary steps to cure it;

RM Sub has the right to sell all, but not less than all, of its RM Sub Securities to Newco Purchaser.

(2)	Subject to Section 2.2(4), at any time after the earliest of:

(a)	the Third Anniversary,

(b)	an Insolvency Event occurs with respect to RM Sub, and

(c)	RM Sub commits a material breach of this Agreement, the Newco II Unanimous Shareholders Agreement or the Investors Agreement or Oleg Deripaska or Basic Element Ltd. commits a material breach of the Shareholder Undertaking, which material breach is not remedied within 20 Business Days of written notice of such breach being provided to it by 446 unless such material breach is capable of being cured and RM Sub is taking all necessary steps to cure it;

446 has the right to cause RM Sub to sell all, but not less than all, of its RM Sub Securities to Newco Purchaser.

(3)	In order to exercise its rights under Section 2.2(1) or Section 2.2(2) respectively, RM Sub or 446, as the case may be, shall deliver to each of the other Parties to this Agreement, with a copy to Magna, in writing a notice (the “Exit Notice”), which notice shall include (a) whether such Party has estimated in good faith that the Aggregate Tax Liability on the Closing Date will be greater than zero and, if so, that the Tuck Transactions will be effected and (b) in the case of an Exit Notice delivered by RM Sub, whether RM Sub elects to receive the purchase price (other than that portion, if any, of the purchase price to be satisfied by consummation of the Tuck Transactions) in Magna Class A Shares or in cash pursuant to Section 2.3(3)(b) and, if in cash, the wire transfer instructions for the account to which payment of the purchase price is to be made.

(4)	Notwithstanding the foregoing, (a) if a Realization Event occurs prior to or on the date of the Exit Notice given by RM Sub or 446, RM Sub and 446 shall no longer have rights under Section 2.2(1) or Section 2.2(2) to effect a Sale Transaction and (b) if a Realization Event occurs after an Exit Notice has been delivered but before a Sale Transaction has been completed, the Parties agree that (x) the contemplated Sale Transaction shall not occur and Sections 2.2(5) through 2.2(7) shall no longer be applicable and (y) a Section 2.1 Sale shall take place on the Realization Date in accordance with and subject to the applicable provisions of Section 2.1 and Article 3.

(5)	By the earlier of (a) thirty days from the receipt by RM Sub of an Exit Notice delivered by 446 and (b) five Business Days prior to the relevant Closing Date, RM Sub shall notify the other Parties in writing as to whether RM Sub elects to receive the purchase price (other than that portion, if any, of the purchase price to be satisfied by consummation of the Tuck Transactions) in Magna Class A Shares or, pursuant to Section 2.3(3)(b), in cash, and if in cash, the wire transfer instructions for the account to which payment of the purchase price is to be made.

(6)	If 446 or RM Sub states in its Exit Notice that it does not elect to effect the Tuck Transactions because it has estimated in good faith that the Aggregate Tax Liability will not be greater than zero on the Closing Date, (a) the notified Party shall have two Business Days from the delivery of such Exit Notice to object to such determination and (b) 446 and RM Sub shall consult with each other regarding such determination. If there continues to be disagreement regarding such determination, the Tuck Transactions shall be effected in a Sale Transaction. Once 446 and RM Sub have determined in accordance with this Section 2.2(6) whether the Tuck Transactions shall be effected, the Investor that has given the Exit Notice shall notify Magna in writing that the Exit Notice has been delivered and specify whether the Tuck Transactions shall be effected.

(7)	An Exit Notice shall be irrevocable and unconditional, except that an Exit Notice by RM Sub shall be revocable at any time prior to the Closing Date if (a) a Magna Material Change shall have occurred between the date of the Exit Notice and the Closing Date or (b) the Sale Transaction shall not have been consummated within 90 days of the receipt by Newco of the Exit Notice.

Section 2.3 Purchase Price on Exit.

(1)	If a Sale Transaction occurs and in connection therewith the Tuck Transactions are being effected, then on the Closing Date:

(a)	the Parties shall effect the Tuck Transactions in accordance with the terms of the Exchange Agreement; and

(b)	Newco Purchaser shall acquire from RM Sub, and RM Sub shall sell to Newco Purchaser, the Newco Class C Common Shares held by RM Sub free and clear of Liens for a purchase price equal to the greater of zero and:

(i)	if the Exit Notice is being given pursuant to Section 2.2(1)(a), 2.2(2)(b) or 2.2(2)(c), (A) the Class C Common Shares Value less (B) 25 percent of the Tuck Tax Liability, if any (all amounts in this clause (i) being calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Exchange Date); or

(ii)	if the Exit Notice is being given pursuant to Section 2.2(1)(b), 2.2(1)(c) or 2.2(2)(a), (A) the Class C Common Shares Value (converted from Canadian dollars to U.S. dollars as at the Exchange Date), plus (B) 50 percent of the Aggregate Investment Gain, if any, minus (C) the Tuck Tax Liability, if any (calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Exchange Date).

(2)	If a Sale Transaction occurs and in connection therewith the Tuck Transactions are not being effected, then Newco Purchaser shall acquire from RM Sub, and RM Sub shall sell to Newco Purchaser:

(a)	the Newco II Class A Common Shares held by RM Sub, RM Sub’s interest in the Newco II Loan and all collateral held by RM Sub to secure the Newco II Loan free and clear of Liens for an aggregate purchase price equal to:

(i)	the lesser of (A) the RM Investment Amount and (B) the Market Value on the Closing Date of 20,000,000 Magna Class A Shares; plus

(ii)	50 percent of the Aggregate Investment Gain, if any; minus

(iii)	the greater of (1) zero and (2) (x) 25 percent of the Aggregate Tax Liability, if any, less (y) the Class C Common Shares Value as at the Closing Date (all amounts in this clause (iii) being calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Closing Date); minus

(iv)	the Class C Common Shares Value as at the Closing Date (converted from Canadian dollars to U.S. dollars as at the Closing Date);

and such aggregate purchase price shall be allocated first to RM Sub’s interest in the Newco II Loan and collateral therefor to the extent of the amount owing by Newco II under the Newco II Loan Note on the Closing Date, and the balance to the Newco II Class A Common Shares.

(b)	the Newco Class C Common Shares held by RM Sub free and clear of Liens for a purchase price equal to the greater of zero and:

(i)	if the Exit Notice is being given pursuant to Section 2.2(1)(a), Section 2.2(2)(b) or Section 2.2(2)(c), (A) the Class C Common Shares Value less (B) 25 percent of the Aggregate Tax Liability, if any (all amounts in this clause (i) being calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Closing Date); or

(ii)	if the Exit Notice is being given pursuant to Section 2.2(1)(b), Section 2.2(1)(c) or Section 2.2(2)(a), (A) the Class C Common Shares Value (converted from Canadian dollars to U.S. dollars as at the Closing Date), plus (B) 50 percent of the Aggregate Investment Gain, if any, plus (C) the amount calculated in Section 2.3(2)(a)(iii), minus (D) the Aggregate Tax Liability, if any (calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Closing Date).

(3)	Payment of any portion of the purchase price not satisfied by consummation of the Tuck Transactions shall be satisfied, at RM Sub’s election as indicated in an Exit Notice delivered by RM Sub to 446 or, in the case of an Exit Notice delivered by 446, as notified by RM Sub in accordance with Section 2.2(5):

(a)	by delivery to RM Sub of such number of Magna Class A Shares whose Market Value on the Closing Date is equal to such portion of the purchase price; or

(b)	by the disposition by Newco, Newco I.5 or Newco II of the number of Magna Class A Shares determined in paragraph (a) above and the payment by Newco Purchaser to RM Sub of an amount equal to the net proceeds from such dispositions after any selling expenses.

(4)	RM Sub shall be responsible for, and will bear, any non-resident withholding or other Taxes for which it or RM is liable under the Income Tax Act (Canada) in relation to a disposition of the RM Sub Securities pursuant to a Sale Transaction. Any and all amounts paid to RM Sub or at the direction of RM Sub pursuant to this Agreement shall be paid net of applicable withholding Taxes and the relevant payor shall be under no obligation to “gross up” the payment or pay any additional amounts in respect thereof.

Section 2.4 Notice to Magna.

The day prior to the Closing Date, RM Sub and Newco shall calculate the Aggregate Investment Gain, the Tuck Tax Liability, the Aggregate Tax Liability and the Class C Common Shares Value and jointly notify Magna of such calculations, which will be binding on all Parties.

Section 2.5 Closing.

The completion of any transaction of purchase and sale contemplated by Section 2.2 (a “Sale Transaction”) will take place on the Closing Date in accordance with and subject to Article 3. “Closing Date” means (a) the second Business Day following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Article 3 other than Sections 3.2(d) and 3.3(b) or (b) such other date as the Parties shall agree to in writing. The transfer of any RM Sub Securities pursuant to Section 2.1 (the “Section 2.1 Sale”) will take place on the Realization Date in accordance with and subject to the applicable provisions of Article 3.

ARTICLE 3

PROCEDURE FOR SALE OF SHARES

Section 3.1 Covenants of the Parties.

(1)	Subject to Section 3.1(5), each Party shall take all actions that are within its power to control, and use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, to ensure satisfaction of the conditions in Section 3.2 and Section 3.3.

(2)	RM Sub shall take all necessary steps and corporate proceedings to permit good title to the RM Sub Securities to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing free and clear of Liens.

(3)	RM Sub shall take all necessary steps and corporate proceedings to permit good title to any Magna Class A Shares held by Newco II to be exchanged in accordance with the provisions of this Agreement and the Exchange Agreement, free and clear of Liens.

(4)	446 shall take all necessary steps and corporate proceedings to permit good title to any Magna Class A Shares that are to be delivered by Newco Purchaser to RM Sub in accordance with the provisions of this Agreement to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing, free and clear of Liens.

(5)	Each Party shall use its commercially reasonable efforts to make or give, or cause to be made or given, all filings with and notifications to any Governmental Entity and obtain or cause to be obtained all Authorizations, necessary in order to complete any Sale Transaction and to facilitate and complete a Section 2.1 Sale.

(6)	The Parties agree to cooperate to give effect to any Sale Transaction contemplated hereby and any Section 2.1 Sale in a manner that lessens the amount of Taxes payable by all Parties. If the Tuck Transactions are not capable of being completed in accordance with their terms, 446 and RM Sub shall use reasonable efforts to identify an alternative structure that minimizes to the greatest extent reasonably possible the tax to Newco and Newco II in connection with the buyback of RM Sub’s Newco Class C Common Shares, shares of Newco II, the Newco II Loan or the Special Shares of Newco II issued to RM Sub on the conversion of the Newco II Loan while preserving the economic substance of this Agreement.

(7)	(a)	For each Sale Transaction or Section 2.1 Sale involving the disposition by RM Sub of RM Sub Securities that are “taxable Canadian property” and not “excluded property” as those terms are defined in the Income Tax Act (Canada) (the “Tax Act”) (such RM Sub Securities being hereinafter referred to as “Taxable RM Sub Securities”), RM Sub shall use commercially reasonable efforts to deliver or cause to be delivered to Newco Purchaser on or prior to the End Date a certificate or certificates (the “Section 116(2) Certificate”) issued by the Canadian Minister of National Revenue (the “Minister”) pursuant to subsection 116(2) of the Tax Act with a “certificate limit” (as defined in subsection 116(2) of the Tax Act) that is not less than the purchase price for such Taxable RM Sub Securities (the “Purchase Price”).

(b)	If RM Sub does not deliver or cause to be delivered to Newco Purchaser the Section 116(2) Certificate at or prior to the End Date or the certificate limit in any Section 116(2) Certificate delivered to Newco Purchaser is less than the Purchase Price, subject to clauses (iii) and (iv) below, RM Sub acknowledges that Newco Purchaser shall be entitled to deduct and withhold from the Purchase Price an amount equal to 25 percent of such Purchase Price (calculated in Canadian dollars as at the End Date), provided that such amount (the “Withheld Amount”) shall be delivered by Newco Purchaser to Stikeman Elliott LLP, or such other person as RM Sub and Newco Purchaser may agree (“Stikeman”), on the End Date on the condition that it shall be held by Stikeman in trust subject to the following terms and conditions:

(i)	the delivery of the Withheld Amount to Stikeman shall satisfy Newco Purchaser’s obligation to pay to RM Sub that portion of the Purchase Price that is equal to the Withheld Amount;

(ii)	unless RM Sub has delivered a Replacement LC to Stikeman pursuant to clause (iv) below, for the purpose of satisfying its remittance obligations under section 116 of the Tax Act, Newco Purchaser shall be entitled to instruct Stikeman to dispose of any Magna Class A Shares withheld and delivered to Stikeman as part of the Withheld Amount to the extent required to provide Stikeman with cash equal to the Withheld Amount and, if any such Magna Class A Shares are so disposed of, RM Sub shall be deemed to have received such shares;

(iii)	promptly upon RM Sub delivering to Newco Purchaser either:

(A)	the Section 116(2) Certificate with a certificate limit not less than the Purchase Price; or

(B)	a certificate issued by the Minister pursuant to subsection 116(4) of the Tax Act in respect of such Sale Transaction or such Section 2.1 Sale (the “Section 116(4) Certificate”),

the Withheld Amount shall be delivered to RM Sub;

(iv)

RM Sub shall be entitled to fund or replace the Withheld Amount at any time with an irrevocable letter of credit issued by a financial institution satisfactory to Newco naming Newco Purchaser as a beneficiary in an amount not less than the Withheld Amount and that may be drawn down in any circumstance in which Newco is required to remit the Withheld Amount in accordance with clause (v) or (vi) below (a “Replacement LC”). In the event that RM Sub delivers a Replacement LC to Newco, Newco shall forthwith deliver the original Withheld Amount to RM Sub and the Replacement LC shall from that point in time constitute the Withheld Amount. RM Sub shall be entitled to fund the Withheld Amount with a replacement letter of credit prior to the End Date in which case Newco Purchaser agrees not to exercise its rights to dispose of RM Sub Securities as described in clause (ii) above;

(v)	if neither the Section 116(2) Certificate nor the Section 116(4) Certificate has been provided to Newco Purchaser on or before the date (the “Remittance Date”) that is the 25th day after the end of the month in which the End Date occurs, Newco Purchaser shall instruct Stikeman to remit by the 30th day after the end of the month in which the Closing Date occurs the Withheld Amount to the Receiver General for Canada in satisfaction of Newco Purchaser’s obligation to withhold and remit 25 percent of the Purchase Price pursuant to subsection 116(5) of the Tax Act, unless prior to the Remittance Date RM Sub provides written evidence to Newco Purchaser that the Minister or the Canada Revenue Agency has acknowledged in writing that the Withheld Amount need not be remitted at such time (a “Comfort Letter”), in which case clause (vi) shall apply to defer the time at which the Withheld Amount is required to be remitted; and

(vi)	where this clause (vi) applies to defer the time at which the Withheld Amount is required to be remitted to the Receiver General for Canada under subsection 116(5) of the Tax Act, the provisions of this Section 3.1(7) shall continue to apply to the Withheld Amount as if the reference in clause (v) above to the Remittance Date and in subsection 116(5) of the Tax Act to the date that such amount is required to be remitted to the Receiver General for Canada were instead a reference to the date set by the Minister or the Canada Revenue Agency, as the case may be pursuant to the Comfort Letter, as the date for the remittance; and

(c)	if the certificate limit of the Section 116(2) Certificate provided to Newco Purchaser is less than the Purchase Price, Newco Purchaser shall instruct Stikeman to remit 25 percent of the difference between the certificate limit and the Purchase Price to the Receiver General for Canada and the balance of the Withheld Amount shall be paid forthwith to RM Sub.

(8)	If 446 has delivered an Exit Notice to RM Sub for any reason other than the occurrence of an event specified in Section 2.2(2)(b) or Section 2.2(2)(c) and after 180 days from the receipt by RM Sub of such Exit Notice the only condition to completion of the Sale Transaction that has not been fulfilled or performed is Section 3.3(e), each Party shall take all actions that are within its power to control, and use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, to cause the following to occur:

(a)	with respect to Magna, resignation of the Class C Shareholder Nominees as directors of Magna;

(b)	with respect to Newco, resignation of the Class C Shareholder Nominees as directors of Newco, termination of the rights of RM Sub to cause 446 to vote its shares of Newco in accordance with the Investors Agreement and termination of the right of RM Sub to cause 446 to cause Newco to vote its Magna Class B Shares in accordance with the Investors Agreement;

(c)	with respect to Newco I.5, resignation of the Class C Shareholder Nominees as directors of Newco I.5 and termination of the rights of RM Sub under the Newco II Unanimous Shareholders Agreement relating to the governance of Newco I.5;

(d)	with respect to Newco II, resignation of the Class B Shareholder Nominees as directors of Newco II and termination of the rights of 446, Newco, Newco I.5 and Principals Holdco under the Newco II Unanimous Shareholders Agreement relating to the governance of Newco II; and

(e)	the reorganization of Newco and Newco II as follows:

(i)	the Newco II Class A Common Shares shall become entitled to receive all dividends and all voting rights;

(ii)	the Newco I.5 Voting Preferred Shares and the Newco I.5 Class B Shares shall be converted into non-voting preferred shares of Newco I.5 with no dividend entitlement and a liquidation value equal to the lesser of $76,830,000 and the Market Value of 1,000,000 Magna Class Shares as at the date of conversion of such shares; and

(iii)	the Newco Class C Common Shares shall become non-voting shares and shall cease to be entitled to dividends.

(9)	If (x) 446 has delivered an Exit Notice to RM Sub because of the occurrence of the event specified in Section 2.2(2)(b) or 2.2(2)(c) or (y) a Realization Event occurs, each Party shall take all actions that are within its power to control, and use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, to cause the following to occur:

(a)	with respect to Magna, resignation of the Class C Shareholder Nominees as directors of Magna;

(b)	with respect to Newco, resignation of the Class C Shareholder Nominees as directors of Newco, termination of the rights of RM Sub to cause 446 to vote its shares of Newco in accordance with the Investors Agreement and termination of the right of RM Sub to cause 446 to cause Newco to vote its Magna Class B Shares in accordance with the Investors Agreement;

(c)	with respect to Newco I.5, resignation of the Class C Shareholder Nominees as directors of Newco I.5 and termination of the rights of RM Sub under the Newco II Unanimous Shareholders Agreement relating to the governance of Newco I.5; and

(d)	with respect to Newco II, resignation of the Class C Shareholder Nominees as directors of Newco II and termination of the rights of RM Sub under the Newco II Unanimous Shareholders Agreement relating to the governance of Newco II.

Section 3.2 Conditions for the Benefit of Newco.

The completion of any Sale Transaction or any Section 2.1 Sale is subject to the following conditions to be fulfilled or performed on or before the Closing Date or Realization Date, as the case may be, which conditions are for the exclusive benefit of Newco and may be waived, in whole or in part, by Newco in its sole discretion:

(a)

RM Sub shall represent and warrant to Newco and Newco Purchaser that (i) on the Closing Date or Realization Date, as the case may be, the RM Sub Securities are owned by RM Sub as the registered and beneficial owner with good title, free and clear of Liens other than those being released on such date, and (ii) upon completion of the Sale Transaction, Newco Purchaser will have good and valid title to the RM Sub Securities sold by RM Sub, free and clear of Liens;

(b)	all filings, notices and the receipt of all Authorizations necessary under Applicable Laws to permit the trade or distribution by Newco, Newco I.5 and/or Newco II of that number of Magna Class A Shares necessary to effect the Sale Transaction or Section 2.1 Sale must be made, given or obtained;

(c)	the completion of the Sale Transaction or Section 2.1 Sale will not result in the violation of any Applicable Law; and

(d)	if a Sale Transaction occurs and the Parties are required to effect the Tuck Transactions in accordance with Section 2.2(3), the Tuck Transactions shall be consummated in accordance with the Exchange Agreement.

Section 3.3 Conditions for the Benefit of RM Sub.

The completion of any Sale Transaction is subject to the following conditions to be fulfilled or performed on or before the Closing Date, which conditions are for the exclusive benefit of RM Sub and may be waived, in whole or in part, by RM Sub in its sole discretion:

(a)	the completion of the Sale Transaction will not result in the violation of any Applicable Law;

(b)	if a Sale Transaction occurs and the Parties are required to effect the Tuck Transactions in accordance with Section 2.2(3), the Tuck Transactions shall be consummated in accordance with the Exchange Agreement;

(c)	the Magna Class A Shares shall be listed and posted for trading on the TSX or the NYSE and no order, ruling or determination having the effect of precluding the issuance or delivery of such shares or ceasing, suspending or restricting the trading of such shares or ceasing, suspending or restricting the trading of such shares or any other securities of Magna in both New York, New York and Toronto, Ontario shall have been issued or made by any stock exchange, securities commission or regulatory authority and shall be continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending or, to the knowledge of Magna, contemplated or threatened;

(d)	(i) a registration statement covering the 20,000,000 Magna Class A Shares shall have been declared effective by the United States Securities Exchange Commission and a receipt for a final prospectus covering the 20,000,000 Magna Class A Shares has been issued by the Ontario Securities Commission and (ii) a Suspension Period shall not be ongoing; and

(e)	RM Sub shall have received and delivered to Newco Purchaser a Section 116(2) Certificate in accordance with Section 3.1(7).

Section 3.4 Closing Procedures.

(1)	The completion of a Sale Transaction will take place at the offices of Stikeman in Toronto, Ontario, at the Time of Closing or at such other place, or on such other date as the parties to the Sale Transaction may agree to in writing.

(2)	Subject to satisfaction or waiver by the relevant party to the Sale Transaction or Section 2.1 Sale of the conditions of closing in its favour, at the closing of the Sale Transaction or Section 2.1 Sale:

(a)	RM Sub shall assign and transfer title and deliver actual possession of the RM Sub Securities to Newco Purchaser or Magna, as applicable, in accordance with the provisions of this Agreement and, if applicable, the Exchange Agreement and endorse the share certificates representing the RM Sub Securities for transfer to Newco Purchaser or Magna, as applicable; and

(b)	in the case RM Sub elected to receive Magna Class A Shares under Section 2.3(3)(a), Newco shall cause Newco Purchaser to pay or satisfy the purchase price for the RM Sub Securities by delivering share certificates representing that number of Magna Class A Shares determined pursuant to Section 2.3(3)(a).

(3)	In the case RM Sub elected to receive cash under Section 2.3(3)(b), Newco shall cause Newco and/or Newco II to comply with RM Sub’s instructions as to the manner and the timing of the disposal of the Magna Class A Shares and deliver from time to time after the Time of Closing to RM Sub the proceeds of such disposals to which RM Sub is entitled pursuant to Section 2.3(3)(b).

Section 3.5 Non-Compliance with Conditions.

If at the Time of Closing the RM Sub Securities are not free and clear of all Liens other than those being released on the Closing Date, Newco may, without prejudice to any other rights it may have, cause Newco Purchaser to purchase the RM Sub Securities subject to such Liens. In that event, Newco Purchaser shall, at the Time of Closing assume all obligations and liabilities with respect to such Liens. The purchase price payable by Newco Purchaser for the RM Sub Securities is satisfied, in whole or in part, as the case may be, by such assumption or payment and the amount so assumed or paid will be deducted from the purchase price payable at the Time of Closing.

Section 3.6 Non-Completion by RM Sub.

(1)	In addition to and without limiting any remedy that may be available at Law to Newco, if at the Time of Closing RM Sub fails to complete the Sale Transaction or Section 2.1 Sale in violation of this Agreement, Newco Purchaser has the right, if Newco is not in default under this Agreement, to make payment of the purchase price for the RM Sub Securities to RM Sub by delivering share certificates representing that number of Magna Class A Shares determined pursuant to Section 2.3(3)(a) to the transfer agent of Magna or other recognized financial institution to hold on behalf of RM Sub. Such delivery constitutes valid and effective payment of the purchase price to RM Sub irrespective of any action RM Sub may have taken to transfer or grant a Lien on the RM Sub Securities. If the purchase price determined pursuant to Section 2.3(3)(a) has been so paid, then from the date of delivery, the Sale Transaction or Section 2.1 Sale is deemed to have been completed and all right, title, benefit and interest, both at law and in equity, in and to the RM Sub Securities shall be deemed to have been transferred to and become vested in Newco Purchaser and all right, title, benefit and interest of RM Sub, or of any transferee or assignee of, or other Person claiming an interest through, RM Sub, in and to the RM Sub Securities, shall cease.

(2)	RM Sub is entitled to receive the share certificates delivered to Magna’s transfer agent or other recognized financial institution on delivery to Newco of the documents referred to in Section 3.2 and Section 3.4 and in compliance with all other provisions of this Agreement.

Section 3.7 Tax Refund.

(1)

The Parties acknowledge that Aggregate Tax Liability and Tuck Tax Liability are each calculated by assuming a disposition by Newco, Newco I.5 or Newco II of a specified number of Magna Class A Shares on the End Date (the “Imputed Number”). If any purchase price paid by Newco Purchaser pursuant to Section 2.1 or 2.3 is reduced by all or a part of Aggregate Tax

Liability or Tuck Tax Liability (including through the Early Realization Adjustment), and within six months of the later of the End Date and the Second Anniversary, Newco, Newco I.5 and/or Newco II do not actually dispose of the Imputed Number of Magna Class A Shares in a manner as to give rise to Canadian income Taxes on disposition (including any disposition to RM Sub pursuant to this Agreement and any disposition pursuant to the Principals Agreement, but excluding any disposition of any Principal’s Referable Interest (as defined in the Principals Agreement)), Newco Purchaser shall pay to RM Sub, as additional consideration in cash and by way of an adjustment to the purchase price paid to RM Sub pursuant to Section 2.1 or 2.3, an amount equal to the amount, if any, by which (i) what the purchase price paid to RM Sub pursuant to Section 2.1 or 2.3 would have been had Aggregate Tax Liability or Tuck Tax Liability not been calculated by reference to the Imputed Number but instead by reference to the actual number of Magna Class A Shares disposed of by Newco, Newco I.5 and Newco II (excluding any disposition of any Principal’s Referable Interest) between the End Date and the end of such six-month period plus all Magna Class A Shares disposed of in order to fund the payment of the purchase price adjustment described in this Section 3.7 in a manner as to give rise to Canadian income Tax on disposition exceeds (ii) the purchase price paid to RM Sub pursuant to Section 2.1 or 2.3, as initially determined.

(2)	Following the End Date, Newco Purchaser shall make available to RM Sub in a timely manner such information as RM Sub may reasonably request to facilitate calculation of any amount due under Section 3.7(1).

Section 3.8 Indemnification.

(1)	Following the End Date, RM and RM Sub jointly and severally agree to indemnify and save harmless Newco, Newco I.5 and Newco II from all actions, claims, demands, processes, proceedings, losses, damages, liabilities, deficiencies, Taxes (whether or not such Taxes have been assessed or reassessed as at the date hereof), and any instalments with respect thereto, costs and expenses (including, without limitation, all legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) (collectively, “Liabilities”) whether in contract or tort or otherwise suffered or incurred by Newco, Newco I.5 or Newco II, to the extent (but only to the extent) arising out of events occurring from the date hereof until the End Date, other than:

(a)	Liabilities arising under any Transaction Agreement, or arising out of or resulting from any action, transaction, arrangement or event required by or undertaken pursuant to the terms of any Transaction Agreement;

(b)	Liabilities for Taxes under Part IV.1 or Part VI.1 of the Income Tax Act (Canada) arising out of or resulting from the actual or deemed payment or receipt of dividends by Newco, Newco I.5 or Newco II;

(c)	Liabilities arising out of any action taken, or failure to act, by Newco, Newco I.5, Newco II, 445, 446 or Principals Holdco that was in violation of the terms of any Transaction Agreement, other than any violation taken with the prior written approval of RM;

(d)	Liabilities for Taxes arising out of or resulting from any disposition or deemed disposition of Magna Class A Shares by any Person and/or RM Sub (and RM and RM Sub acknowledge that this clause (d) does not limit the obligation of RM Sub to pay Taxes in accordance with Sections 2.1 and 2.3 or to be subject to a reduction in consideration payable to RM Sub); and

(e)	Liabilities to 445, 446, Principals Holdco or any of the respective direct or indirect beneficial owners of 445, 446 or Principals Holdco (and Newco, Newco I.5 and Newco II acknowledge that these clauses do not limit the Liabilities of such Parties).

(2)	RM and RM Sub shall, collectively, be responsible for only an amount (the “Indemnified Percentage”) equal to (x) 42 percent, until the total amount of Liabilities for which RM and/or RM Sub would be liable in part exceeds the aggregate amount of dividends and/or reductions in capital actually paid by Newco from the date hereof until the End Date, and (y) 50 percent, thereafter, of the Liabilities. RM and RM Sub shall not be responsible under Section 3.8 for any Liabilities until the aggregate amount of Liabilities for which RM and RM Sub would be liable, but for this sentence, exceeds the fair market value, at the End Date, of all assets of Newco, Newco I.5 and Newco II at the End Date (other than direct or indirect ownership of shares in the capital of Magna), and then only for the Indemnified Percentage of the excess.

(3)

In the event that a Party (the “Indemnified Party”) shall become aware of any claim, proceeding or other matter (a “Claim”) in respect of which another party to this Agreement (the “Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. If, through the gross negligence or wilful misconduct of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying

Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Liabilities incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

(4)	With respect to any Claim, the Indemnified Party shall have the exclusive right, with respect to the Indemnified Percentage at the expense of the Indemnifying Party, to contest, settle or pay the amount claimed and to retain counsel and other experts or advisors selected by the Indemnified Party in its sole discretion in connection therewith; provided, however, that the Indemnified Party shall not settle any Claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. If the Indemnified Party elects to assume such control, the Indemnifying Party shall have the right, at its sole expense, to participate in the negotiation, settlement or defense of such Claim. If any Claim is of a nature such that the Indemnified Party is required by Applicable Law to make a payment to any person with respect to the Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party but subject to Section 3.8(2), reimburse the Indemnified Party for the Indemnified Percentage of such payment. If the amount of any liability of the indemnified Party under the Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference, pay the amount of such difference to the Indemnifying Party.

(5)	The Indemnifying Party shall pay to the Indemnified Party all amounts for which the Indemnifying Party is liable pursuant to this Section 3.8 promptly after the Indemnified Party incurs the Liability in respect of which such liability arises. The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

(6)	The rights of Newco I.5 and Newco II to indemnity under this Section 3.8 shall terminate upon such Person becoming a subsidiary of, or having merged into or amalgamated or combined with, Magna or a corporation controlled directly or indirectly by Magna (without limiting the rights of Newco II under Section 8.1 of the Exchange Agreement).

(7)	445, Newco, RM and RM Sub acknowledge that, as between 445 and Newco, on the one hand, and RM and RM Sub, on the other hand, the amounts if any arising under Section 8.1(c) of the Exchange Agreement shall be allocated: (x) 100 percent minus the Indemnified Percentage to 445 and Newco and (y) the Indemnified Percentage to RM and RM Sub; and 445 and Newco, collectively, shall be responsible for and contribute to 100 percent minus the Indemnified Percentage of such amounts, and RM and RM Sub, collectively, shall be responsible and contribute to the Indemnified Percentage of such amounts.

(8)	The limitations in this Section 3.8 do not limit the rights and remedies of any Person for a violation by any other Person of any other provision of any Transaction Agreement.

(9)	The obligations of RM and RM Sub under this Section 3.8 shall survive termination of this Agreement and shall survive (a) with respect to Tax Liabilities, until the date that is 60 days after the expiration of the time within which such Taxes may be assessed, reassessed, levied or otherwise charged or claimed by the relevant Governmental Entity, and (b) with respect to all other Liabilities, two years following the End Date, except, in either case, for Liabilities with respect to which a claim for indemnification under this Section 3.8 shall have been made prior to such date.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of the Investors.

Each Investor represents and warrants to and in favour of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in entering into this Agreement:

(a)	Existence. It is a corporation validly incorporated and existing under the laws of its jurisdiction and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Corporate Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by it and is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any of its obligation under (i) any contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders or similar organizational document, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it, (iv) any Applicable Law or (v) any authorization held by it that is necessary to its ownership of Newco Shares, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that have not had and are not reasonably expected to have a Material Adverse Effect. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by it.

(d)	Authorizations and Consents. There is no requirement on its part (or on the part of any of its direct or indirect shareholders) to make any filing with or give any notice to any Governmental Entity, or obtain any authorization, in connection with the completion of the transactions contemplated by this Agreement, except for any filings and notifications required by Applicable Laws in Canada. There is no requirement on its part (or on the part of any of its direct or indirect shareholders) to obtain any consent, approval or waiver of any Person under any contracts or instruments to which it is or they are a party or pursuant to which any of its or their assets may be affected in connection with the completion of the transactions contemplated by this Agreement.

Section 4.2 Representations and Warranties of Newco II.

Newco II hereby represents and warrants to and in favour of the other Parties, and acknowledges that the other Parties are relying on such representations and warranties in entering into this Agreement, that the Newco II Special Shares to be issued to RM Sub upon conversion of this Note will be duly authorized and validly issued by Newco II as fully paid and non-assessable shares of Newco II.

Section 4.3 Representations and Warranties of RM and RM Sub.

Each of RM and RM Sub hereby represents and warrants to and in favour of the other Parties, and acknowledges that the other Parties are relying on such representations and warranties in entering into this Agreement, that the RM Sub Securities to be transferred in accordance with this Agreement will be transferred free and clear of Liens.

Section 4.4 Survival.

The representations, warranties and covenants of the Parties contained in this Article survive the execution and delivery of this Agreement and continue in full force and effect with respect to each Party until it ceases to be bound by the provisions of this Agreement.

ARTICLE 5

TERMINATION

Section 5.1 Term of Agreement.

This Agreement terminates on the earliest to occur of the date on which:

(a)	the Investors Agreement is terminated in accordance with its terms;

(b)	this Agreement is terminated by written agreement of both of the Investors; or

(c)	the consummation of a Sale Transaction or Section 2.1 Sale in the manner contemplated by this Agreement.

ARTICLE 6

ARBITRATION

Section 6.1 Settling Disputes.

Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of any Party to this Agreement, shall be referred to and finally resolved by arbitration to be administered by the London Court of International Arbitration (LCIA) in accordance with the UNCITRAL Arbitration Rules in effect on the date of this Agreement. The seat of the arbitration shall be London, England and the proceedings shall be conducted in the English language before a panel composed of three (3) arbitrators. Each of the Investors shall appoint one arbitrator and the two (2) appointed arbitrators shall appoint a chair. Should the two (2) arbitrators fail to agree upon a chair within 15 days of their appointment, either of the Investors may apply to the LCIA for the appointment of the third arbitrator.

Section 6.2 Right to Oral Discovery.

Notwithstanding anything to the contrary in the UNCITRAL Arbitration Rules, each Investor shall have the right to conduct an oral discovery of a representative of the other Investor.

Section 6.3 Injunctive Relief.

Nothing in this Article 6 shall preclude one of the Parties to this Agreement from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or prevent irreparable injury pending resolution by arbitration of the actual dispute.

ARTICLE 7

MISCELLANEOUS

Section 7.1 Notices.

Any notice or other communication (each a “Notice”) required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by facsimile or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a)	if to 446 at:

446 Holdings Inc.
c/o Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3S1

Attention:	John Campbell
Facsimile No.:	(416) 595-8695

(b)	if to RM Sub at:

Veleron Holding B.V.

Haaksbergweg 31
Suite 4
1101 BP Amsterdam
The Netherlands

Facsimile No.: 31 20 650 9061

with a copy to:

Open Joint Stock Company Russian Machines
Registration #1047701003778
3 Kapranov Lane
123242 Moscow
Russia

Attention:	General Director
Facsimile No.:	7 495 705 5792

and to:

Bennett Jones LLP
3400 One First Canadian Place
P.O. Box 130
Toronto, Ontario
Canada M5X 1A4

Attention:	Alan Bell
Facsimile No.:	(416) 863-1716

and to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475

Attention:	Mark Greene
Richard Hall
Facsimile No.:	(212) 474-3700

(c)	if to Newco at:

M Unicar Inc.
c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile No.:	(905) 726-7494

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West

199 Bay Street
Toronto, Ontario
Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile No.:	(416) 947-0866

and to:

Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3S1

Attention:	John Campbell
Facsimile No.:	(416) 595-8695

(d)	If to RM at:

Open Joint Stock Company Russian Machines
Registration #1047701003778
3 Kapranov Lane
123242 Moscow
Russia

Attention:	General Director

Facsimile No.:	7 495 705 5792

with a copy to:

Bennett Jones LLP
3400 One First Canadian Place
P.O. Box 130
Toronto, Ontario
Canada M5X 1A4

Attention:	Alan Bell
Facsimile No.:	(416) 863-1716

and to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475

Attention:	Mark Greene
Richard Hall
Facsimile No.:	(212) 474-3700

(e)	If to 445 at:

445327 Ontario Limited
c/o Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3S1

Attention:	John Campbell
Facsimile No.:	(416) 595-8695

(f)	If to Newco I.5 at:

2143453 Ontario Inc.
c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile No.:	(905) 726-7494

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile No.:	(416) 947-0866

and to:

Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3S1

Attention:	John Campbell
Facsimile No.:	(416) 595-8695

(g)	If to Newco II at:

2143455 Ontario Inc.
c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile No.:	(905) 726-7494

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile No.:	(416) 947-0866

and to:

Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3S1

Attention:	John Campbell
Facsimile No.:	(416) 595-8695

(h)	to any other Person, at the address for such Person set out in the counterpart copy of this Agreement or other written agreement pursuant to which such Person agrees to be bound by this Agreement.

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day). A Party may change its address for service and may add “copy to” parties from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed.

Section 7.2 Time of the Essence.

Time is of the essence in this Agreement.

Section 7.3 Announcements.

No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by any Party without the approval of the other Parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such announcement in advance of such issuance.

Section 7.4 Third Party Beneficiaries.

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and RM’s Lender to the extent permitted under Section 7.7. No Person, other than the Parties and RM’s Lender for the purpose of Section 7.7, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind any rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party other than RM’s Lender for the purpose of Section 7.7, without notice to or consent of that Person.

Section 7.5 No Agency or Partnership.

Nothing contained in this Agreement makes or constitutes any Party, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of any other Party.

Section 7.6 Expenses.

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 7.7 Amendments.

No amendment, supplement, restatement, modification, waiver or termination of this Agreement or any provision thereof shall be binding or effective unless it is in writing and signed by each Party hereto and unless and until it is consented to in writing by RM’s Lender or the authorized agent for RM’s Lender from time to time, such consent not to be unreasonably withheld, conditioned or delayed. The Parties acknowledge and agree that the execution and delivery of this Agreement by BNP Paribas shall confer on RM’s Lender the benefit and the right to enforce the preceding sentence and BNP Paribas hereby agrees that such execution and delivery shall confer on RM’s Lender no other benefit or right under this Agreement.

Section 7.8 Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar), nor shall any waiver constitute a continuing waiver unless otherwise expressly provided. No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 7.9 Entire Agreement.

This Agreement, together with the Transaction Agreement and the agreements contemplated therein to which the Parties are party, constitute the entire agreement between the Parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties or certain of them in connection with the subject matter of this Agreement, the Transaction Agreement or any of the agreements contemplated therein, except as specifically set forth in this Agreement, the Transaction Agreement or in the agreements contemplated therein. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement, the Transaction Agreement or the agreements contemplated therein. The Parties acknowledge that Magna is not a party to, nor is it bound by, any of the Transaction Agreements other than the Exchange Agreement and the Registration Rights Agreement.

Section 7.10 Successors and Assigns.

This Agreement becomes effective only when executed by all of the Parties. After that time, it shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so requires, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties, except that (i) RM Sub shall assign its rights and obligations hereunder to any Person to whom it transfers the RM Sub Securities in accordance with Section 2.6 of the Newco II Unanimous Shareholders Agreement and (ii) RM Sub shall be entitled to assign its rights and obligations hereunder to RM’s Lender by way of security, and RM’s Lender shall, in accordance with this Agreement, be entitled to enforce such security following a Realization Event.

Section 7.11 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 7.12 Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Article 6, each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 7.13 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

ARTICLE 8

RELEASE AND TERMINATION OF OBLIGATIONS

Section 8.1

Effective at the Exchange Time, each Party (other than Newco II) hereby grants to Newco II a full and final release from any and all liabilities and obligations of any nature or kind whatsoever (whether accrued, absolute, contingent, unasserted or otherwise) owed by Newco II to such Party and arising on or before, or related to any matter occurring on or before the Exchange Time. Effective at the Exchange Time, Newco II shall cease to have any rights (other than pursuant to this Article 8, Article 9 of the Newco II Unanimous Shareholders Agreement and Article 8 of the Exchange Agreement) or obligations under the Transaction Agreements, including any obligations with respect to any breach of any Transaction Agreement by Newco II prior to the Exchange Time.

IN WITNESS WHEREOF the Parties have executed this Agreement.

446 HOLDINGS INC.

By:	/s/ BELINDA STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

OPEN JOINT STOCK COMPANY RUSSIAN MACHINES

By:	/s/ V.G. LUKIN
Authorized Signing Officer

By:
Authorized Signing Officer

VELERON HOLDING B.V.

By:	/s/ MIKHAIL GURFINKEL
Authorized Signing Officer

By:
Authorized Signing Officer

M UNICAR INC.

By:	/s/ FRANK STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

2143453 ONTARIO INC.

By:	/s/ FRANK STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

2143455 ONTARIO INC.

By:	/s/ FRANK STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

445327 ONTARIO LIMITED

By:	/s/ BELINDA STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

Acknowledged and agreed for the purposes of Section 7.7 only:

BNP PARIBAS S.A.

By:	/s/ VIGNER JACQUES
/s/ OLIVIER OSTY

EXHIBIT F

EXCHANGE AGREEMENT

September 20, 2007

i

	ARTICLE 5

	CONDITIONS TO EXCHANGE

5.1	Mutual Conditions	28
5.2	Conditions in favor of Magna	29
5.3	Conditions in favor of RM Sub	30
5.4	Conditions in favor of Newco I.5	31

	ARTICLE 6

	TERMINATION

6.1	Termination	32
6.2	Remedies	32
6.3	Expenses	32

	ARTICLE 7

	ARRANGEMENTS FOR CLOSING OF EXCHANGE

7.1	Closing of Exchange	32
7.2	Closing Deliveries	33
7.3	Further Assurances	34

	ARTICLE 8

	INDEMNIFICATION

8.1	Indemnification	34
8.2	Notice of Claim	35
8.3	Direct Claims	36
8.4	Third Party Claims	36
8.5	Reduction, Set-off, Payment and Co-operation	36

	ARTICLE 9

	MISCELLANEOUS

9.1	Notices	37
9.2	Arbitration	41
9.3	Counterparts	42

	ARTICLE 10

	TERMINATION OF OBLIGATIONS

10.1	Termination of Obligations	42

ii

EXCHANGE AGREEMENT

THIS AGREEMENT made the 20th day of September, 2007.

B E T W E E N:

MAGNA INTERNATIONAL INC., a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “Magna”),

- and -

OPEN JOINT STOCK COMPANY RUSSIAN MACHINES, a company existing under the laws of Russia

(hereinafter referred to as “RM”),

- and -

VELERON HOLDING B.V., a company existing under the laws of The Netherlands

(hereinafter referred to as “RM Sub”),

- and -

445327 ONTARIO LIMITED, a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “445”),

- and -

446 HOLDINGS INC., a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “446”),

- and -

2143453 ONTARIO INC., a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “Newco I.5”),

- and -

2143455 ONTARIO INC., a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “Newco II”).

2

WHEREAS Magna and RM Sub, inter alia, have entered into the Transaction Agreement dated May 10, 2007 (the “Transaction Agreement”), pursuant to which the parties thereto agreed to effect the Plan of Arrangement, including those agreements to be entered into in accordance with the Plan of Arrangement;

WHEREAS the Arrangement has been effected on the date hereof; and

WHEREAS, on the date hereof and prior to the Exchange Time, pursuant to the Transaction Agreement and the agreements contemplated thereby, (a) Newco I.5 owns 1,000,000 Newco II Preferred Shares and 100 Newco II Class B Common Shares, (b) RM Sub owns 100 Newco II Class A Common Shares and (c) in the event of the conversion of the Newco II Loan, RM Sub will in the future own 1,000 Newco II Special Shares.

NOW, THEREFORE, in consideration of the respective covenants, agreements, representations and warranties of the Parties hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below:

“Act” means the Business Corporations Act (Ontario);

“Aggregate Investment Gain” means the amount, if any, by which the Market Value on the Exchange Date of 20,000,000 Magna Class A Shares exceeds the RM Investment Amount. The Aggregate Investment Gain can never be less than zero;

“Agreement” means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time;

“Business Day” means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario, New York, New York or Moscow, Russia;

“Claim” has the meaning set out in Section 8.2;

“Collateral” means the assets and interests pledged by RM Sub to secure the RM Loan, being RM Sub’s Newco Class C Common Shares and Newco II Class A Common Shares, the Newco II Loan Note, the Newco II Special Shares issued to RM Sub on the

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conversion of the Newco II Loan Note and any Magna Class A Shares receivable by RM Sub, or by Newco I.5 in the case of Section 2.1(3)(b) of the Exit Agreement, pursuant to the terms of the Exit Agreement or of this Agreement;

“Comfort Letter” has the meaning set out in Section 4.1(k)(ii);

“Contract” means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied;

“Direct Claim” has the meaning set out in Section 8.2;

“Exchange” means the exchange of Newco II Special Shares, Newco II Preferred Shares, Newco II Class A Common Shares and Newco II Class B Common Shares for Magna Class A Shares on the terms and subject to the conditions of this Agreement;

“Exchange Date” means the date on which the Exchange Time occurs;

“Exchange Time” means the time at which the Exchange is effected;

“Exit Agreement” means the exit agreement dated the date hereof among 445, 446, RM, RM Sub, Newco, Newco I.5 and Newco II;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorité des marchés financiers du Québec and the United States Securities and Exchange Commission, (ii) self-regulatory organization or stock exchange, including the TSX and the NYSE, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Indemnified Party” has the meaning set out in Section 8.2;

“Indemnifying Party” has the meaning set out in Section 8.2;

“Investors Agreement” means the investors agreement dated the date hereof between 446 and RM Sub;

“Liabilities” has the meaning set out in Section 8.1;

“Lien” means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer);

4

“Magna Class A Shares” means the class A subordinate voting shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class A subordinate voting shares in the capital of Magna or any of the other above securities;

“Magna Group” means Magna and its Subsidiaries, taken as a whole;

“Market Value” on any particular date means the volume weighted average trading price per Magna Class A Share on the NYSE for the ten NYSE trading days ending on the NYSE trading day immediately prior to such date; provided, however, that if the Magna Class A Shares are no longer traded on the NYSE on such date, Market Value means the volume weighted average trading price per Magna Class A Share on the TSX for the ten TSX trading days ending on the TSX trading day immediately prior to such date, converted from Canadian dollars into U.S. dollars as at such date;

“Material Adverse Effect” means any matter, event or occurrence that prevents or would reasonably be expected to prevent or significantly delay the ability of a Party to perform its obligations under this Agreement;

“Minister” has the meaning set out in Section 4.1(k)(i);

“Newco” means M Unicar Inc., a corporation existing under the Act, and its successors;

“Newco Shares” means the Class A Shares, Class B Shares and Class C Common Shares of Newco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, (iii) any securities of Newco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A Shares, Class B Shares or Class C Common Shares in the capital of Newco or any of the other above securities;

“Newco II Documents” has the meaning set out in Section 4.1(a);

5

“Newco II Class A Common Share” means a Class A common share in the capital of Newco II;

“Newco II Class B Common Share” means a Class B common share in the capital of Newco II;

“Newco II Loan” means the loan provided by RM Sub to Newco II on the date hereof and evidenced by the Newco II Loan Note;

“Newco II Loan Note” means the promissory note dated the date hereof issued to RM Sub by Newco II to evidence the Newco II Loan, including the ancillary agreements relating to the security therefor;

“Newco II Preferred Share” means a non-voting preferred share in the capital of Newco II;

“Newco II Unanimous Shareholders Agreement” means the Newco II unanimous shareholders agreement dated the date hereof among 446, RM Sub, Principals Holdco, Newco, Newco I.5 and Newco II;

“Newco II Special Share” means a special share in the capital of Newco II;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

“NYSE” means the New York Stock Exchange, and its successors;

“Party” means a signatory to this Agreement;

“Permitted Transferee” has the meaning assigned to it in the Investors Agreement;

“Plan of Arrangement” has the meaning assigned to it in the Transaction Agreement;

“Pledge Agreement” means the pledge agreement dated the date hereof between Newco II and RM Sub;

“PPSA” means the Personal Property Security Act (Ontario);

“Preferred Shares Value” means the lesser of (a) CDN$77,959,401 and (b) the Market Value on the Exchange Date of 1,000,000 Magna Class A Shares (converted from U.S. dollars to Canadian dollars as at the Exchange Date);

“Realization Event” means any demand for repayment prior to September 20, 2027, of the Newco II Loan Note;

“Registration Rights Agreement” means the registration rights agreement dated the date hereof among Magna, RM Sub, Newco I.5, Newco II and RM’s Lender;

6

“Regulatory Approvals” means those rulings, consents, orders, exemptions, permits, waivers, authorizations, agreements, certificates, clearances and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that provides that a transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entity that are necessary in connection with the Tuck Transactions;

“Remittance Date” has the meaning set out in Section 4.1(k)(ii);

“Replacement LC” has the meaning set out in Section 4.1(k)(ii);

“RM Investment Amount” means US$1,536,600,000;

“RM Loan” means the financing (including any refinancing, extension or renewal thereof) provided to RM and/or RM Sub for all or part of the RM Investment Amount to be used by RM Sub to capitalize Newco and Newco II in accordance with the Plan of Arrangement;

“RM Purchase Price” has the meaning set out in Section 4.1(k)(i);

“RM Sub Acquisition Consideration” has the meaning set out in Section 2.1(b)(iii);

“RM Sub Securities” means the Newco Shares, Newco II Class A Common Shares and interest in the Newco II Loan Note (or any Newco II Special Shares issued on conversion of the Newco II Loan Note) owned by RM Sub;

“RM’s Lender” means the lender or syndicate of lenders, from time to time, providing any portion of the RM Loan that is secured by the Collateral;

“Section 116(2) Certificate” has the meaning set out in Section 4.1(k)(i);

“Section 116(4) Certificate” has the meaning set out in Section 4.1(k)(ii);

“Securities Act” means the Securities Act (Ontario), as now in effect and as it may be amended from time to time prior to the Exchange Date;

“Special Committee” means the special committee of Magna’s board of directors constituted to consider and make recommendations in respect of the transactions contemplated by the Transaction Agreement;

“Subject Shares” means the 20,000,000 Magna Class A Shares owned beneficially and of record by Newco II which are currently represented by share certificates No. 94788, 94789, 94790, 94791, 94792, 94793, 94794, 94795, 94796 and 94797 (bearing issuance date of the date hereof), or such lesser number of Magna Class A Shares owned beneficially and of record by Newco II as RM Sub and Newco may from time to time jointly notify Magna in writing;

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“Subsidiary” means, in respect of a Party, a subsidiary (as that term is defined in the Act as now in effect) of that Party and any other person in which such Party has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Party has a direct or indirect interest of more than 50%;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Tax Returns” means all returns, declarations, remittances, information returns, reports and other documents of every nature required to be filed by or on behalf of Newco II in respect any Taxes or in respect of any other provision in any domestic or foreign federal, provincial, municipal, state, territorial or other taxing statute;

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in (i) or this (ii); (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;

“Third Party” has the meaning set out in Section 8.4;

“Third Party Claim” has the meaning set out in Section 8.2;

“Transaction Agreement” has the meaning set out in the recitals;

“Transaction Agreements” means this Agreement, the Exit Agreement, the Investors Agreement, the Newco II Unanimous Shareholders Agreement, the Newco II Loan Note, the Pledge Agreement and the Registration Rights Agreement;

“Transfer” means (i) any transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal

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capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) any agreement, undertaking or commitment to effect any of the foregoing, and “Transferred” and “Transferring” shall be construed accordingly;

“TSX” means the Toronto Stock Exchange, and its successors;

“Tuck Tax Liability” means the aggregate, as calculated by Newco I.5’s auditors, of (a) the Taxes which would be incurred by Newco I.5 if (i) all of the Magna Class A Shares received by Newco I.5 after giving effect to the Tuck Transactions were disposed of on the relevant Exchange Date for proceeds of disposition equal to the Market Value on such date of such shares (such proceeds converted from U.S. dollars to Canadian dollars as at the Exchange Date), (ii) for its taxation year in which the Exchange Date occurred, Newco I.5 had no income other than the capital gain, if any, from such disposition, (iii) Newco I.5 was, throughout the taxation year in which the Exchange Date occurred, a Canadian-controlled private corporation, (iv) Newco I.5 had paid a taxable dividend (the “Taxable Dividend”) in such taxation year in the minimum amount required for Newco I.5 to be entitled to receive a refund (the “Dividend Refund”) of all of its refundable dividend tax on hand generated as a consequence of the capital gain, if any, described in (ii) above, (v) the taxation year of Newco I.5 ended immediately after payment of the Taxable Dividend, (vi) Newco I.5 was taxable in respect of such disposition at the federal and Ontario corporate tax rates applicable on the Exchange Date (including any applicable surtaxes) to a corporation that is a Canadian-controlled private corporation, (vii) in computing its Taxes in respect of such disposition, Newco I.5 deducted the full amount of the Dividend Refund, and (viii) Newco I.5 claimed no losses, deductions or credits in calculating its income, taxable income or Taxes other than the Dividend Refund and any losses, deductions or credits arising as a result of the transactions, arrangements, events, activities and undertakings of Newco I.5 pursuant to and in accordance with the Transaction Agreements, and (b) the Taxes which would be payable by an individual who is a natural person resident in the Province of Ontario if (i) the individual had received the Taxable Dividend, (ii) the Taxable Dividend was an eligible dividend, (iii) the federal and Ontario tax rates applicable to the individual in respect of the Taxable Dividend were the highest marginal tax rates (including any applicable surtaxes), and (iv) there were no deductions made or credits taken in calculating the Taxes other than the dividend tax credit arising as a result of the Taxable Dividend. The Tuck Tax Liability can never be less than zero;

“Tuck Transactions” means the Exchange and the other transactions undertaken pursuant to this Agreement and the winding up of Newco II into Magna; and

“Withheld Amount” has the meaning set out in Section 4.1(k)(ii).

1.2	Currency

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States funds. Any amount that is expressed in this Agreement to be “converted from Canadian dollars to U.S. dollars” as at any date shall be converted to U.S. dollars at the Bank of Canada noon spot rate on the Business Day immediately preceding such date. Any amount that is expressed in this

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Agreement to be “converted from U.S. dollars to Canadian dollars” as at any date shall be converted to Canadian dollars at the Bank of Canada noon spot rate on the Business Day immediately preceding such date.

1.3	Sections and Headings

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article or a Section refers to the specified Article or Section of this Agreement.

1.4	Interpretation

In this Agreement, words importing the singular number only shall include the plural and vice versa and words importing gender shall include all genders. Wherever the word “include” or any grammatical variation appears in this Agreement, it shall be deemed to be followed by the phrase “without limitation”. Wherever used in this Agreement, unless otherwise specifically indicated, the term “material fact” shall have the meaning ascribed thereto in the Securities Act.

1.5	Entire Agreement

This Agreement, together with the Transaction Agreement and the agreements contemplated therein to which the Parties are party, constitute the entire agreement between the Parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, the Transaction Agreement or any of the agreements contemplated therein, except as specifically set forth in this Agreement, the Transaction Agreement or in the agreements contemplated therein. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement, the Transaction Agreement or the agreements contemplated therein. The Parties acknowledge that Magna is not a party to, nor is it bound by, any of the Transaction Agreements other than this Agreement and the Registration Rights Agreement.

1.6	Time of Essence

Time shall be of the essence of this Agreement.

1.7	Applicable Law

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Section 9.2, each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

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1.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

1.9	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties, except that (i) RM Sub shall assign its rights and obligations hereunder to any Permitted Transferee to whom it transfers the RM Sub Securities and (ii) RM Sub shall be entitled to assign its rights and obligations hereunder to RM’s Lender by way of security, and RM’s Lender shall, in accordance with the Exit Agreement, be entitled to enforce such security following a Realization Event.

1.10	Amendments and Waivers

No amendment, supplement, restatement, modification, waiver or termination of this Agreement or any provision thereof shall be binding or effective unless it is in writing and signed by each party hereto and unless and until it is consented to in writing by RM’s Lender or the authorized agent for RM’s Lender from time to time, such consent not to be unreasonably withheld, conditioned or delayed. The Parties acknowledge and agree that the execution and delivery of this Agreement by BNP Paribas shall confer on RM’s Lender the benefit and the right to enforce the preceding sentence when there is an amount outstanding under the RM Loan that is secured by Collateral and BNP Paribas hereby agrees that such execution and delivery shall confer on RM’s Lender no other benefit or right under this Agreement.

1.11	No Strict Construction

The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

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1.12	Statutory References

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supercedes any such statute or any such regulation or rule.

1.13	Business Day

Any action or payment required or permitted to be taken or made hereunder on a day that is not a Business Day may be taken or made on the next following Business Day.

1.14	Knowledge

Where any representation or warranty contained in this Agreement is qualified by any reference to the knowledge of Magna it refers to the actual knowledge, in their capacity as officers of Magna and not in their personal capacity, of the Co-Chief Executive Officers and the Chief Financial Officer of Magna.

ARTICLE 2

THE EXCHANGE

2.1	Exchange Steps

(a)	The Exchange. At any time after the date of this Agreement, RM Sub shall give Magna prompt notice of delivery by RM Sub of any exit notice or of the occurrence of any Realization Event, and 446 shall give Magna prompt notice of delivery by 446 of any exit notice, all as required by Section 2.2 of the Exit Agreement, and of whether the related Sale Transaction or Realization Event will include the Exchange. Following receipt of such notice, if such notice requires an Exchange, the Parties shall cause the Exchange to occur on the terms and subject to the conditions of this Agreement.

(b)	Transactions to be Effected at the Exchange Time. At the Exchange Time, the following transactions shall occur, and shall be deemed to occur in the following order:

(i)	unless previously converted or repaid, the Newco II Loan shall be converted in its entirety in accordance with its terms into 1,000 Newco II Special Shares;

(ii)	RM Sub shall sell to Magna, and Magna shall acquire from RM Sub (A) all Newco II Special Shares then held by RM Sub, taking into account the conversion of the Newco II Loan pursuant to clause (i) above, (B) all Newco II Class A Common Shares then held by RM Sub and (C) all other shares of capital stock of Newco II then held by RM Sub;

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(iii)	in consideration of the acquisition of the shares referred to in clause (ii) above, Magna shall issue to RM Sub or its designee that number of Magna Class A Shares (the “RM Sub Acquisition Consideration”) having an aggregate Market Value as at the Exchange Date equal to:

(A)	the RM Investment Amount, plus

(B)	50% of the Aggregate Investment Gain, if any, minus

(C)	the greater of (1) zero and (2) (x) 25% of the Tuck Tax Liability, if any, less (y) the Preferred Shares Value as at the Exchange Date (all amounts in this clause (C) being calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Exchange Date), minus

(D)	the Preferred Shares Value as at the Exchange Date (converted from Canadian dollars to U.S. dollars as at the Exchange Date).

(iv)	Newco I.5 shall sell to Magna and Magna shall acquire from Newco I.5 (A) all Newco II Class B Common Shares then held by Newco I.5, (B) all Newco II Preferred Shares then held by Newco I.5 and (C) all other shares of capital stock of Newco II then held by Newco I.5; and

(v)	in consideration of the acquisition of the shares referred to in clause (iv) above, Magna shall issue to Newco I.5 or its designee (which may include RM Sub or its designee) that number of Magna Class A Shares equal to the number of Subject Shares minus the number of shares determined under clause (iii) above.

(c)	Joint Notifications to Magna.

(i)	On the Business Day prior to the Exchange Date, RM Sub and Newco I.5 shall jointly provide to Magna their calculations of (i) the Aggregate Investment Gain, the Tuck Tax Liability and the Preferred Shares Value and (ii) the number of Magna Class A Shares to be issued under Sections 2.1(b)(iii) and 2.1(b)(v) (including, if applicable, as such provisions may be superceded and replaced in accordance with Section 2.1(c)(ii)). Prior to the Closing, Magna may object to the accuracy of such calculations, and Magna, RM Sub and Newco I.5 shall consult with each other regarding any such objection. In the event of any such objection, the Exchange shall not be consummated until Magna, RM Sub and Newco I.5 agree on such calculations.

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(ii)	As soon as practicable after any reduction in the number of Subject Shares to below 20,000,000, RM Sub and Newco shall jointly notify Magna in writing of such reduction and shall provide Magna (A) at the time of such notification, a revised formula for calculating the number of Magna Class A Shares to be issued under Sections 2.1(b)(iii) and 2.1(b)(v), which would supercede and replace the allocation set forth in Sections 2.1(b)(iii) and 2.1(b)(v), and (B) within five Business Days of such notification, any related information and documentation reasonably requested by Magna. Magna shall have five Business Days from the receipt of such information to object to the revised formula (any objection to be based solely on whether the allocation results in any liability for Taxes or other adverse Tax consequences to Magna), and Magna, RM Sub and Newco I.5 shall consult with each other regarding any such objection. In the event of any such objection, the Exchange shall not be consummated until Magna, RM Sub and Newco I.5 agree on a revised formula and any other necessary amendments to this Agreement.

(iii)	Magna shall in no circumstances be liable in respect of the accuracy or validity of any joint notifications by RM Sub and Newco I.5 given pursuant to this Section 2.1(c).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Magna

Magna represents and warrants to and in favor of RM Sub, Newco I.5 and Newco II as follows and acknowledges that RM Sub, Newco I.5 and Newco II are relying on such representations and warranties in entering into this Agreement:

(a)	Existence. Magna is a corporation validly existing under the Act, and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)

Corporate Authority and Enforceability. Magna has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. Magna’s board of directors has duly authorized the execution, delivery and performance of this Agreement, following the favorable recommendation by the Special Committee. This Agreement has been duly executed and delivered by Magna and is a legal, valid and binding obligation of Magna, enforceable against

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Magna by RM Sub and Newco I.5 in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. Except for the Regulatory Approvals, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of any member of the Magna Group under (i) any Magna Contract, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders or similar organizational document of any member of the Magna Group, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over any member of the Magna Group or (iv) any Applicable Law, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that have not had and are not reasonably expected to have a Material Adverse Effect. Except for the Regulatory Approvals, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by any member of the Magna Group in connection with the execution and delivery of this Agreement or the consummation by Magna of the Exchange.

(d)	Public Disclosure. Magna is a reporting issuer under the Securities Act and has complied in all material respects with its requirements under NI 51-102 and all other continuous disclosure requirements under all Applicable Laws.

(e)	Taxable Canadian Corporation. Magna is a “taxable Canadian corporation” within the meaning of the Tax Act. As of the date of this Agreement, the value of the Magna Class A Shares is not derived principally from immoveable property situated in Canada.

3.2	Representations and Warranties of RM Sub

RM Sub represents and warrants to and in favor of Magna and Newco I.5 as follows and acknowledges that Magna and Newco I.5 are relying on such representations and warranties in entering into this Agreement:

(a)	Existence of RM Sub. RM Sub is a company validly existing under the laws of The Netherlands and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

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(b)	Authority and Enforceability. RM Sub has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by RM Sub and is a legal, valid and binding obligation of RM Sub enforceable against it by Magna in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. Except for the Regulatory Approvals, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of RM Sub under (i) any material Contract to which it is a party, (ii) any provision of the articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. Except for the Regulatory Approvals, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by RM Sub in connection with the execution and delivery of this Agreement.

(d)	Newco II Class A Common Shares. RM Sub (or its permitted assignee) has good and valid title to 100 Newco II Class A Common Shares, free and clear of all Liens other than Liens in favor of RM’s Lender. Assuming Magna has the requisite power and authority to be the lawful owner of such shares, upon delivery to Magna of the certificates representing such shares, duly endorsed by RM Sub for transfer to Magna, and upon RM Sub’s receipt of the relevant number of Magna Class A Shares in accordance with Section 2.1, good and valid title to 100 Newco II Class A Common Shares will pass to Magna, free and clear of all Liens, other than those arising from acts of Magna or its controlled affiliates.

(e)	Newco II Special Shares. RM Sub (or its permitted assignee) will have at the Exchange Time good and valid title to the 1,000 Newco II Special Shares it owns pursuant to conversion of the Newco II Loan Note, free and clear of all Liens other than Liens in favor of RM’s Lender. Assuming Magna has the requisite power and authority to be the lawful owner of such shares, upon delivery to Magna of the certificates representing such shares, duly endorsed by RM Sub for transfer to Magna, and upon RM Sub’s receipt of the relevant number of Magna Class A Shares in accordance with Section 2.1, good and valid title to the 1,000 Newco II Special Shares will pass to Magna, free and clear of all Liens, other than those arising from acts of Magna or its controlled affiliates.

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3.3	Representations and Warranties of Newco I.5

Newco I.5 represents and warrants to and in favor of Magna and RM Sub as follows and acknowledges that Magna and RM Sub are relying on such representations and warranties in entering into this Agreement:

(a)	Existence. Newco I.5 is a corporation validly existing under the laws of Canada and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Authority and Enforceability. Newco I.5 has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Newco I.5 and is a legal, valid and binding obligation of Newco I.5, enforceable against Newco I.5 by Magna and RM Sub in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. Except for the Regulatory Approvals, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of Newco I.5 under (i) any material Contract to which it is a party, (ii) any provision of the articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. Except for the Regulatory Approvals, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by Newco I.5 in connection with the execution and delivery of this Agreement.

(d)	Newco II Class B Common Shares. Newco I.5 has good and valid title to 100 Newco II Class B Common Shares, free and clear of all Liens. Assuming Magna has the requisite power and authority to be the lawful owner of such shares, upon delivery to Magna of the certificates representing such shares, duly endorsed by Newco I.5 for transfer to Magna, and upon Newco’s I.5 receipt of the relevant number of Magna Class A Shares in accordance with Section 2.1, good and valid title to 100 Newco II Class B Common Shares will pass to Magna, free and clear of all Liens, other than those arising from acts of Magna or its controlled affiliates.

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(e)	Newco II Preferred Shares. Newco I.5 has good and valid title to 1,000,000 Newco II Non-Voting Preferred Shares, free and clear of all Liens. Assuming Magna has the requisite power and authority to be the lawful owner of such shares, upon delivery to Magna of the certificates representing such shares, duly endorsed by Newco I.5 for transfer to Magna, and upon Newco I.5’s receipt of the relevant number of Magna Class A Shares in accordance with Section 2.1, good and valid title to 1,000,000 Newco II Preferred Shares will pass to Magna, free and clear of all Liens, other than those arising from acts of Magna or its controlled affiliates.

(f)	Residence. Newco I.5 is a resident of Canada for the purposes of the Tax Act.

3.4	Representations and Warranties of RM Sub and Newco I.5 with respect to Newco II

RM Sub and Newco I.5 jointly and severally represent and warrant to and in favor of Magna as follows and acknowledge that Magna is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. Newco II is a corporation validly existing under the laws of Canada and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Authority and Enforceability. Newco II has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Newco II and is a legal, valid and binding obligation of Newco II, enforceable against Newco II by Magna in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. Except for the Regulatory Approvals, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of Newco II under (i) any material Contract to which it is a party, (ii) any provision of the articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. Except for the Regulatory Approvals, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by Newco II in connection with the execution and delivery of this Agreement.

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(d)	Subject Shares. Newco II is the registered and beneficial owner of the Subject Shares and has good and valid title to the Subject Shares, free and clear of all Liens other than that of the Pledge Agreement.

(e)	Assets and Property of Newco II. Newco II neither owns nor holds any property or assets or any interests therein of any nature or kind whatsoever other than the Subject Shares and Newco II has never carried on nor currently carries on nor intends to carry on any active business.

(f)	Obligations and Liabilities of Newco II. Other than the Newco II Loan Note, the Pledge Agreement, the Exit Agreement, the Newco II Unanimous Shareholders Agreement and this Agreement, Newco II has no obligations or liabilities of any nature or kind whatsoever (whether actual or contingent) including indebtedness to any person, any liabilities in respect of Taxes of any nature or kind whatsoever (except as permitted by Section 3.4(q)(ii)), or in respect of any judgments, orders, fines, penalties, awards or decrees of any court, tribunal or governmental, administrative or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign.

(g)	Paid-Up Capital. The paid-up capital for purposes of the Tax Act in respect of each of the Newco II Class B Common Shares, Newco II Class A Common Shares, Newco II Preferred Shares and Newco II Special Shares immediately after the Exchange Time will be provided in writing to Magna by Newco II before the Exchange Time and once so provided will constitute a representation of RM Sub, Newco I.5 and Newco II under this Agreement.

(h)	Subsidiaries. Newco II has no subsidiaries.

(i)	Employees and Directors. Newco II has no employees and its directors and officers receive no remuneration or compensation from Newco II.

(j)	Joint Ventures. Newco II is not a partner, co-tenant, joint venturer or otherwise a participant in any partnership, joint venture, co-tenancy or other jointly owned business.

(k)	Claims. There are no claims, investigations, actions, suits or proceedings commenced, pending or threatened by, against or affecting Newco II, whether at law or in equity in any court or before or by any federal, provincial, municipal or other governmental or administrative or regulatory department, commission, board, tribunal, bureau, agency or instrumentality, domestic or foreign.

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(l)	Compliance with Laws. Except for Regulatory Approvals, Newco II is in full compliance with all laws, rules or regulations to which it is subject (including all laws, rules and regulations relating to its ownership of the Subject Shares).

(m)	Approvals and Authorizations. Other than the Regulatory Approvals, no consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing with, or notification to any governmental, administrative or regulatory authority or other person is required to be made or obtained by Newco II in connection with (i) the execution, delivery, performance or enforcement of this Agreement or (ii) the consummation of any transactions provided for herein.

(n)	Books and Records. The books and records of Newco II fairly and correctly set out and disclose in all respects, in accordance with generally accepted accounting principles in Canada consistently applied, the financial position of Newco II as of the date thereof and all financial transactions of Newco II have been accurately recorded in such books and records.

(o)	Minute Books and Corporate Records. The corporate records and minute books of Newco II contain complete and accurate minutes of all meetings and resolutions of the directors (including any committee thereof) and shareholders of Newco II held since its incorporation and all such meetings were duly called and held and the share certificate books, register of shareholders, register of transfers and register of directors and officers of Newco II are complete and accurate.

(p)	Consents. The Subject Shares are not subject to any contractual restrictions on transferability or voting and upon consummation of the transaction contemplated herein Newco II will not be a party to or otherwise bound by any voting trust or similar agreement in respect of the Subject Shares.

(q)	Tax Matters. With respect to tax matters:

(i)	Newco II has duly and in a timely manner filed all Tax Returns required to be filed by it on or before the Exchange Date with the appropriate taxing or other governmental authority or agency or if not timely filed has paid any penalties imposed as a result thereof and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon;

(ii)	Newco II has duly and in a timely manner paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it and has either paid, or made provision for payment in a manner reasonably acceptable to Magna, for Taxes that are not yet due and payable and that relate to periods ending on or prior to the Exchange Date or any period that includes the Exchange Date;

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(iii)	there are no actions, suits, proceedings, investigations, audits, assessments or reassessments or claims now pending or threatened against Newco II in respect of any Taxes and there are no matters under discussion, audit or appeal with any taxing or other governmental authority or agency relating to Taxes;

(iv)	Newco II has not requested, nor entered into, any agreement or other arrangement or executed any waiver providing for, an extension of time within which: (A) to file any Tax Return covering any Taxes for which Newco II is or may be liable, (B) to file any elections or designations relating to Taxes for which Newco II is or may be liable, (C) Newco II is required to pay or remit any Taxes or amounts on account of Taxes, or (D) any taxing or other governmental authority or agency may assess or collect Taxes for which Newco II is or may be liable;

(v)	to the extent Newco II has paid or credited any amount to or for the account or benefit of any person, including, without limitation, any of its directors or any non-resident person, Newco II has deducted and remitted to the applicable governmental authority or agency any Taxes or other deductions required to be withheld therefrom under any applicable law, rule or regulation;

(vi)	Newco II is a resident of Canada and is a taxable Canadian corporation for the purposes of the Tax Act and is not a non-resident owned investment corporation for the purposes of the Tax Act;

(vii)	no amount has been deducted under paragraph 53(2)(g.1) of the Tax Act in computing the adjusted cost base to RM Sub or Newco I.5 of the shares of Newco II, at any time;

(viii)	the adjusted cost base (as such term is defined in the Tax Act) of the Subject Shares to Newco II immediately before the Exchange Time will be provided in writing to Magna by Newco II before the Exchange Time and once so provided will constitute a representation of RM Sub, Newco I.5 and Newco II under this Agreement; and

(ix)	Newco II has not been a party to any transactions with any person (other than Magna) with whom it did not deal at arm’s length within the meaning of the Tax Act which would result in any liability of Newco II for Taxes under the provisions of section 160 of the Tax Act or an analogous provision of any applicable provincial legislation.

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(r)	Share Capital. The authorized share capital of Newco II consists of 1,000,000 Newco II Non-Voting Preferred Shares, an unlimited number of Newco II Class A Common Shares, an unlimited number of Newco II Class B Common Shares and an unlimited number of Newco II Special Shares, of which 1,000,000 Newco II Preferred Shares, 100 Newco II Class A Common Shares, 100 Newco II Class B Common Shares and no Newco II Special Shares are issued and outstanding as of the date of this Agreement. As at the Exchange Time, the shares of Newco II referred to in Sections 2.1(b)(ii) and 2.1(b)(iv) will constitute all of the issued and outstanding share capital of Newco II. Except for such shares, there are no shares of capital stock or other equity securities of Newco II issued, reserved for issuance or outstanding. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating Newco II to issue or sell any shares of Newco II or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of Newco II, other than the Newco II Loan.

3.5	Survival of Representations and Warranties

Notwithstanding the Limitations Act, 2002 (Ontario), all representations and warranties contained in this Agreement and in all certificates delivered pursuant to this Agreement shall survive until the date that is 15 months after the Exchange Date, except that the representations and warranties contained in Sections 3.4(g) and 3.4(q) shall survive until the date that is 60 days after the expiration of the period during which an assessment or reassessment for Taxes may be issued in respect of the taxation year or reporting period to which the relevant representation or warranty relates.

ARTICLE 4

COVENANTS

4.1	Covenants of the Parties

Without in any way limiting the obligations of the Parties under this Agreement, except as contemplated hereby:

(a)

Availability of Newco II Documents. Commencing on the date of this Agreement, RM Sub and Newco shall, upon prior written notice by Magna, make available to Magna and its representatives all minute books, share certificate books, share registers, books of account, accounting records, corporate documents and all other books or records, documents, information or data relating to Newco II (collectively the “Newco II Documents”). Until the Exchange Time, Magna agrees that, except as authorized by RM Sub or Newco or as required by Applicable Law, Magna and any of its

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representatives will not disclose to any third party any confidential information or data relating to Newco II discovered by Magna or its respective representatives as a result of their review of the Newco II Documents.

(b)	Quarterly Financial Statements. Within 60 days of the end of each financial quarter of Newco II (other than the last fiscal quarter of each year), Newco II shall deliver to Magna one copy of the quarterly financial statements of Newco II, including the balance sheet and statements of income, retained earnings and changes in financial position, together with all supporting schedules.

(c)	Annual Financial Statements. Within 90 days of each financial year end of Newco II, Newco II shall deliver to Magna one copy of the annual audited financial statements of Newco II, including the balance sheet and statements of income, retained earnings and changes in financial position, together with all supporting schedules, together with the unqualified report thereon by an independent auditing firm.

(d)	Officers’ Certificates. At the time of delivery of financial statements for each financial quarter of Newco II, each of RM Sub and Newco I.5 shall deliver to Magna a certificate signed on behalf of it by an officer to the effect that the representations and warranties of RM Sub and Newco I.5, respectively, contained in this Agreement in favor of Magna, except as disclosed in such certificate, are true and correct as at the date of delivery of such certificate with the same force and effect as if the representations and warranties were made at and as of such time, each such certificate to be in form and substance satisfactory to Magna acting reasonably.

(e)	Compliance with Laws. RM Sub and Newco I. 5 shall comply with all applicable securities and other laws of Canada and the provinces in connection with the transfer of the Newco II Class A Common Shares, Newco II Class B Common Shares, Newco II Preferred Shares and Newco II Special Shares to Magna.

(f)	Directors and Officers. RM Sub and Newco I.5 shall cause all officers and directors of Newco II to resign, and all such officers and directors shall deliver a release in form and substance reasonably satisfactory to Magna in respect of any liability or obligation of Newco II, in each case effective as at the Exchange Date and Magna shall cause the requisite filings in respect thereof to be made with Industry Canada on a timely basis.

(g)

Tax Returns. RM Sub and Newco I.5 further agree that they will, at their own cost and expense, duly and timely file all Tax Returns of Newco II not yet filed for all periods ending on or prior to the Exchange Date, that such returns as filed will be complete and correct, that, prior to filing, such returns will be provided to Magna for its approval as to form and

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substance, such approval not to be unreasonably withheld, that all Taxes payable by Newco II in respect of such periods shall be paid on a timely basis 50% by RM Sub and 50% by Newco I.5, that copies of all returns filed will be provided to Magna forthwith after they have been filed and that in any event all such Tax Returns will be filed no later than the date on which they are required to be filed in accordance with the provisions of the Tax Act or other applicable law and all Taxes payable pursuant thereto will be paid, or provision for payment in a manner reasonably acceptable to Magna will be made, in accordance with Section 3.4(q)(ii).

(h)	Notice of Certain Events. Each of the Parties hereto shall promptly advise the other Parties in writing if it becomes aware of:

(i)	any event occurring after the date of this Agreement that would reasonably be expected to render any of the representations and warranties given by it in this Agreement untrue or inaccurate if made on or as of the date of the Exchange Time; or

(ii)	any matter, event or occurrence (including a change in the tax treatment of the Exchange) that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of an Exchange.

(i)	Satisfaction of Conditions. Each of the Parties hereto shall use its commercially reasonable efforts to satisfy the conditions contained in Article 5 and shall take such commercially reasonable measures as are lawful and within its power or control to effect the Exchange in accordance with the terms of this Agreement.

(j)	Tax Elections.

(i)	At the request of RM Sub, such request to be in the sole and absolute discretion of RM Sub, Magna shall jointly make with RM Sub one or more elections in prescribed or approved form under subsection 85(1) of the Tax Act and the applicable provisions of the legislation of any other relevant jurisdiction, in respect of the Exchange of shares described in Sections 2.1(b)(ii) and 2.1(b)(iii). For the purposes of such election or elections, the elected amounts shall be such amounts as shall be determined by RM Sub, in its sole and absolute discretion, subject to compliance with Applicable Law.

(ii)	Magna shall jointly make with Newco I.5 one or more elections under subsection 85(1) of the Tax Act and the applicable provisions of the legislation of any other relevant jurisdiction, in respect of the Exchange of shares described in Sections 2.1(b)(iv) and 2.1(b)(v). For the purposes of such election or elections, the elected amounts shall be the adjusted cost base to Newco I.5 of the shares described in Section 2.1(b)(iv).

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(iii)	RM Sub and Newco I.5 shall prepare such election forms and Magna shall execute such forms and return them to RM Sub in a timely manner.

(k)	Section 116 Certificate.

(i)	RM Sub shall use reasonable commercial efforts to deliver or cause to be delivered to Magna prior to the Exchange Date a certificate (the “Section 116(2) Certificate”) issued by the Canadian Minister of National Revenue (the “Minister”) pursuant to subsection 116(2) of the Tax Act with a “certificate limit” (as defined in subsection 116(2) of the Tax Act) that is not less than the Market Value on the Exchange Date of the RM Sub Acquisition Consideration (the “RM Purchase Price”).

(ii)	If RM Sub does not deliver or cause to be delivered to Magna the Section 116(2) Certificate prior to the Exchange Date or the certificate limit in any Section 116(2) Certificate delivered to Magna is less than the RM Purchase Price and the Exchange is effected, subject to clause (iii) below, RM Sub acknowledges that Magna shall be entitled to deduct and withhold from the RM Purchase Price an amount equal to 25% of such Purchase Price (determined in Canadian dollars as of the Exchange Date) (the “Withheld Amount”) on the following terms and conditions:

(A)	Subject to subclause (C) below, for the purposes of satisfying its withholding tax obligations under section 116 of the Tax Act, Magna shall be entitled to retain and dispose of Magna Class A Shares otherwise issuable to RM Sub as part of the RM Sub Acquisition Consideration sufficient to fund the Withheld Amount. If any retained Magna Class A Shares remain after Magna has disposed of retained Magna Class A Shares for net proceeds equal to the Withheld Amount, those shares shall be delivered to RM Sub and any such Magna Class A Shares so disposed of or retained and later delivered to RM Sub shall be deemed to have been issued to RM Sub or its designee for purposes of Section 2.1(b)(iii);

(B)	Promptly upon RM Sub delivering to Magna either:

(1) the Section 116(2) Certificate with a certificate limit not less than the RM Purchase Price, or

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(2) a certificate issued by the Minister pursuant to subsection 116(4) of the Tax Act in respect of the Exchange described in Sections 2.1(b)(ii) and 2.1(b)(iii) above (the “Section 116(4) Certificate”), the Withheld Amount shall be delivered to RM Sub;

(C)	RM Sub shall be entitled to fund or replace the Withheld Amount at any time with an irrevocable letter of credit issued by a financial institution satisfactory to Magna naming Magna as the beneficiary in an amount not less than the Withheld Amount and that may be drawn down in any circumstance in which Magna is required to remit the Withheld Amount in accordance with subclause (D) or (E) below (a “Replacement LC”). In the event that RM Sub delivers a Replacement LC to Magna, Magna shall forthwith deliver the Withheld Amount to RM Sub and the Replacement LC shall from that point in time constitute the Withheld Amount. RM Sub shall be entitled to fund the Withheld Amount with a Replacement LC prior to the Exchange Date in which case Magna agrees not to exercise its rights to dispose of Magna Class A Shares as described in subclause (ii)(A), above;

(D)

If neither the Section 116(2) Certificate nor the Section 116(4) Certificate has been provided to Magna on or before the date (the “Remittance Date”) that is the 25th day after the end of the month in which the Exchange Date occurs, Magna shall remit by the 30th day after the end of the month in which the Exchange Date occurs the Withheld Amount to the Receiver General for Canada in satisfaction of Magna’s obligation to withhold and remit 25% of the Purchase Price pursuant to subsection 116(5) of the Tax Act, unless prior to the Remittance Date RM Sub provides written evidence to Magna that the Minister or the Canada Revenue Agency has acknowledged in writing that the Withheld Amount need not be remitted at such time, (a “Comfort Letter”) in which case subclause (E) shall apply to defer the time at which the Withheld Amount is required to be remitted; and

(E)

Where this subclause (E) applies to defer the time at which the Withheld Amount is required to be remitted to the Receiver General for Canada under subsection 116(5) of the Tax Act, the provisions of this Section 4.1(k)(ii) shall continue to apply to the Withheld Amount as if the reference in subclause (D) to the Remittance Date and in

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subsection 116(5) of the Tax Act to the date that such amount is required to be remitted to the Receiver General for Canada were instead a reference to the date set by the Minister or the Canada Revenue Agency, as the case may be, pursuant to the Comfort Letter, as the date for the remittance.

(iii)	If the certificate limit of the Section 116(2) Certificate provided to Magna is less than the RM Purchase Price, Magna shall remit 25% of the difference between the certificate limit and the RM Purchase Price to the Receiver General for Canada and the balance of the Withheld Amount shall be paid forthwith to RM Sub.

(l)	Regulatory Approvals. Each of the Parties hereto shall apply for and use all commercially reasonable efforts to obtain promptly any Regulatory Approvals that are required for the Exchange, including making all filings or submissions as are required to obtain all such Regulatory Approvals and promptly filing any additional information requested by any Governmental Entity. Each of the Parties hereto shall promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing, notification or submission which is necessary or desirable in connection with obtaining any Regulatory Approval.

(m)	Newco II Share Issuance. Prior to the Exchange Time, without prior approval of Newco I.5 and RM Sub, Newco II shall not issue any shares of capital stock (or securities convertible into shares of capital stock) other than as contemplated by the Transaction Agreement, the Newco II Loan or this Agreement.

(n)	Newco II Sale of Shares. Prior to the Exchange Time, without prior approval of Newco I.5 and RM Sub, Newco II shall not sell or transfer any Magna Class A Shares, other than pursuant to the Pledge Agreement.

(o)	Newco II Liabilities. Prior to the Exchange Time, without prior approval of Newco I.5 and RM Sub, Newco II shall not incur any liabilities or obligations of any nature or kind whatsoever (whether accrued, absolute, contingent, unasserted or otherwise) other than (i) Tax liabilities incurred by Newco II as a result of its holding of the Subject Shares, (ii) liabilities to pay dividends and (iii) liabilities and obligations contemplated by the Newco II Loan Note, the Pledge Agreement, the Newco II Unanimous Shareholders Agreement, the Exit Agreement or this Agreement.

(p)	Newco II Cash. Immediately prior to the Exchange Time, Newco II shall distribute any cash it then holds to Newco I.5.

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(q)	Magna Share Issuance. The Magna Class A Shares to be issued to RM Sub and Newco I.5 pursuant to the Exchange will, upon consummation of the Exchange, be duly authorized and validly issued by Magna as fully paid and non-assessable shares of Magna.

ARTICLE 5

CONDITIONS TO EXCHANGE

5.1	Mutual Conditions

The respective obligations of the Parties hereunder to consummate the Exchange are subject to the satisfaction or waiver, at or before the Exchange Time, of the following conditions precedent, each of which may only be waived by unanimous consent of the Parties:

(a)	Exit. RM Sub, Newco I.5, 445 and their Affiliates shall simultaneously be consummating a Sale Transaction, or a Realization Event shall have occurred;

(b)	Newco II Assets. Immediately prior to the Exchange Time, Newco II’s only assets shall be the Subject Shares;

(c)	No Termination of Agreement. This Agreement shall not have been terminated in accordance with its terms;

(d)	Regulatory Approvals. The Regulatory Approvals shall have been obtained or satisfied and shall not have been revoked and reasonably satisfactory evidence of the receipt of such Regulatory Approvals shall have been delivered to each Party;

(e)	No Law. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law, including any cease trading or stop order with respect to the Magna Class A Shares, which is then in effect and has the effect of making the execution, delivery or performance of this Agreement illegal or otherwise preventing or prohibiting the consummation of the Exchange or which results in the Exchange causing a material adverse effect on Magna;

(f)	No Legal Restraint. No material legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit this Agreement or the Exchange; and

(g)	No Objection.

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(i)	The calculation of the number of Magna Class A Shares to be issued under Sections 2.1 (b)(iii) and 2.1(b)(v) shall not be subject to any unresolved objection under Section 2.1(c)(i); and

(ii)	Any proposed revision to the formula to calculate the number of Magna Class A Shares to be issued under Section 2.1(b)(iii) and 2.1(b)(v) shall not be subject to any unresolved objection under Section 2.1(c)(ii).

5.2	Conditions in favor of Magna

The obligations of Magna hereunder to consummate the Exchange are subject to the satisfaction at or before the Exchange Time of the following conditions for the exclusive benefit of Magna, any of which may be waived in writing by Magna:

(a)	Representations and Warranties. The representations and warranties of RM Sub and Newco I.5 contained in this Agreement in favor of Magna shall be true and correct at the Exchange Time with the same force and effect as if the representations and warranties were made at and as of such time, and certificates dated the date of the Exchange Time to that effect shall have been signed on behalf of each of RM Sub and Newco I.5 by an officer of it and delivered to Magna, each such certificate to be in form and substance satisfactory to Magna, acting reasonably;

(b)	Covenants. Each of RM Sub, Newco I.5 and Newco II shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Exchange Time, and certificates dated the date of the Exchange Time to that effect shall have been signed on behalf of each of RM Sub and Newco I.5 by an officer of it and delivered to Magna, each such certificate to be in form and substance satisfactory to Magna, acting reasonably;

(c)	Corporate Action. Magna’s counsel shall have been provided copies of all resolutions and documents of Newco II relating to this Agreement and the transactions contemplated hereby reasonably requested by such counsel thereto;

(d)	Corporate Records. The minute books and all corporate records of Newco II including copies of all filings made with any Governmental Entity shall have been delivered to Magna;

(e)

Opinion of Counsel. RM Sub and Newco I.5 shall have provided to Magna an opinion of counsel dated as of the Exchange Date acceptable to Magna as to such matters as may be requested by Magna, acting reasonably, including the due incorporation and organization of Newco II, the corporate capacity of Newco II, the authorized and issued share capital of Newco II, the shares in the capital of Newco II being duly issued and fully paid and non-assessable shares and registered

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in the name of Magna on the Exchange Date and compliance with applicable Canadian securities laws by Newco II relating to the Tuck Transactions, such opinion to be in such form and subject to such customary qualifications and exceptions as are acceptable to counsel for Magna, acting reasonably;

(f)	Subject Shares and Newco II Shares. The Subject Shares and all shares in the capital of Newco II shall be free and clear of all Liens;

(g)	Tax Liability. Magna shall be satisfied that the Tuck Transactions would not give rise to liability for Taxes or other adverse Tax consequences to Newco II or Magna; and

(h)	Newco II Contracts. Newco II shall not be a party to, or be bound by or affected by any Contract, other than contracts between it and RM Sub and Newco I.5 which are necessary for, but only for, the transactions contemplated by the Transaction Agreement, the Exit Agreement, the Newco II Unanimous Shareholders Agreement, the Pledge Agreement and this Agreement.

Magna may not rely on the failure to satisfy any of the conditions precedent in this Section 5.2 if the condition precedent would have been satisfied but for a default by Magna in complying with its obligations under this Agreement.

5.3	Conditions in favor of RM Sub

The obligations of RM Sub hereunder to consummate the Exchange are subject to the satisfaction at or before the Exchange Time of the following conditions for the exclusive benefit of RM Sub, any of which may be waived in writing by RM Sub:

(a)	Representations and Warranties. The representations and warranties of Magna and Newco I.5 contained in this Agreement in favor of RM Sub shall be true and correct at the Exchange Time with the same force and effect as if the representations and warranties were made at and as of such time, and certificates dated the date of the Exchange Time to that effect shall have been signed on behalf of each of Magna and Newco I.5 by an officer of it and delivered to RM Sub, each such certificate to be in form and substance satisfactory to RM Sub, acting reasonably;

(b)	Covenants. Each of Magna, Newco I.5 and Newco II shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Exchange Time, and certificates dated the date of the Exchange Time to that effect shall have been signed on behalf of each of Magna and Newco I.5 by an officer of it and delivered to RM Sub, each such certificate to be in form and substance satisfactory to RM Sub, acting reasonably;

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(c)	Tax Liability. RM Sub shall be satisfied that the Tuck Transactions would not give rise to liability for Taxes or other adverse Tax consequences to RM Sub; and

(d)	Section 116 Certificate. RM Sub shall have received and delivered to Magna a Section 116(2) Certificate in accordance with Section 4.1(k)(i).

RM Sub may not rely on the failure to satisfy any of the conditions precedent in this Section 5.3 if the condition precedent would have been satisfied but for a default by RM Sub in complying with its obligations under this Agreement.

5.4	Conditions in favor of Newco I.5

The obligations of Newco I.5 hereunder to consummate the Exchange are subject to the satisfaction at or before the Exchange Time of the following conditions for the exclusive benefit of Newco I.5, any of which may be waived in writing by Newco I.5:

(a)	Representations and Warranties. The representations and warranties of RM Sub and Magna contained in this Agreement in favor of Newco I.5 shall be true and correct at the Exchange Time with the same force and effect as if the representations and warranties were made at and as of such time, and certificates dated the date of the Exchange Time to that effect shall have been signed on behalf of each of RM Sub and Magna by an officer of it and delivered to Newco I.5, each such certificate to be in form and substance satisfactory to Newco I.5, acting reasonably;

(b)	Covenants. Each of RM Sub, Magna and Newco II shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Exchange Time, and certificates dated the date of the Exchange Time to that effect shall have been signed on behalf of each of RM Sub and Magna by an officer of it and delivered to Newco I.5, each such certificate to be in form and substance satisfactory to Newco I.5, acting reasonably; and

(c)	Tax Liability. Newco I.5 shall be satisfied that the Tuck Transactions would not give rise to liability for Taxes or other adverse Tax consequences to Newco I.5.

Newco I.5 may not rely on the failure to satisfy any of the conditions precedent in this Section 5.4 if the condition precedent would have been satisfied but for a default by Newco I.5 in complying with its obligations under this Agreement.

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ARTICLE 6

TERMINATION

6.1	Termination

This Agreement shall be terminated and the transactions contemplated hereby abandoned (a) by the mutual agreement of Newco I.5 and RM Sub at any time or (b) without any further act of the Parties upon the termination of the Exit Agreement in accordance with its terms.

6.2	Remedies

In the event of the valid termination of this Agreement as provided in Section 6.1, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation on the part of any Party or their respective officers or directors hereunder, except that the provisions of Section 6.3 and this Section 6.2 shall remain in full force and effect and shall survive any such termination.

6.3	Expenses

Except as otherwise provided in this Agreement, RM Sub and Newco I.5 shall each bear and pay all costs, expenses and fees incurred by them in connection with the transactions contemplated by this Agreement. RM Sub and Newco I.5 shall be jointly and severally responsible for all costs and expenses (including counsel’s fees and expenses and fees and expenses of auditors) incurred by Magna and Newco II after entering into this Agreement in connection with effecting the transactions contemplated hereby.

ARTICLE 7

ARRANGEMENTS FOR CLOSING OF EXCHANGE

7.1	Closing of Exchange

Closing of the Exchange shall take place at the offices of Osler, Hoskin & Harcourt LLP, in Toronto, Ontario at (a) if the Exchange is being consummated in connection with a Sale Transaction, at the time of, but immediately preceding, the consummation of such Sale Transaction and (b) if the Exchange is being consummated in connection with a Realization Event, 10:00 a.m. (Toronto time) on the Business Day following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Article 5. Each Party shall deliver, at the closing of the Exchange, such certificates, resolutions and other customary closing documents as may be required by the other Parties, acting reasonably, including as set out in Section 7.2.

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7.2	Closing Deliveries

(a)	At the Closing Time, each of RM Sub and Newco I.5 shall deliver to Magna:

(i)	certificates representing, in the case of RM Sub 100 Newco II Class A Common Shares, 1,000 Newco II Special Shares and all other shares of capital stock of Newco II held by RM Sub at the Closing Time, and in the case of Newco I.5 1,000,000 Newco II Preferred Shares, 100 Newco II Class B Common Shares and all other shares of capital stock of Newco II held by Newco I.5 at the Closing Time, duly endorsed by each of RM Sub and Newco I.5, respectively, for transfer to Magna;

(ii)	certificates representing the Subject Shares registered in the name of Newco II;

(iii)	the Newco II Documents;

(iv)	the certificates referred to in Sections 5.2(a) and 5.2(b);

(v)	the copies of the resolutions and documents of Newco II referred to in Section 5.2(c);

(vi)	the opinion of counsel referred to in Section 5.2(e);

(vii)	the resignation of all directors and officers of Newco II referred to in Section 4.1(f) dated the Exchange Date which shall take effect at the Exchange Time;

(viii)	the releases to be delivered by all directors and officers of Newco II referred to in Section 4.1(f) dated the Exchange Date which shall take effect at the Exchange Time;

and such other documents as Magna may reasonably request.

(b)	At the Closing Time, Magna shall deliver to RM Sub and Newco I.5:

(i)	the certificates referred to in Sections 5.3(a), 5.3(b), 5.4(a), and 5.4(b);

(ii)	certificates representing Magna Class A Shares registered in the name of RM Sub as contemplated by Section 2.1(b);

(iii)	certificates representing Magna Class A Shares registered in the name of Newco I.5 or its designee as contemplated by Section 2.1(b);

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and such other documents as RM Sub or Newco I.5 may reasonably request.

7.3	Further Assurances

Each party to this Agreement covenants and agrees that, from time to time, subsequent to the Exchange Time, such party will, at the request of the requesting party, execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents, tax elections (or any amendment thereto) and other assurances and do all such other acts and things as any other party hereto, acting reasonably, may from time to time request to be executed or done in order to better evidence, perfect or effectuate any provision of this Agreement or any of the respective obligations intended to be created hereby.

ARTICLE 8

INDEMNIFICATION

8.1	Indemnification

(a)	After the Exchange Time, RM and RM Sub shall jointly and severally indemnify and save harmless Magna and Newco II (and their directors and officers, employees, advisors and agents) from all actions, claims, demands, processes, proceedings, losses, damages, liabilities, deficiencies, Taxes (whether or not such Taxes have been assessed or reassessed as at the date hereof), and any instalments with respect thereto, costs and expenses (including, without limitation, all legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) (collectively “Liabilities”) whether in contract or tort or otherwise suffered or incurred by Magna and/or Newco II (and their directors, officers, employees and agents), the whole to be computed on an after-tax basis, as a result of or arising directly or indirectly out of or in connection with any breach by RM Sub of any representation, warranty, obligation or covenant of RM Sub contained in the Agreement (other than Section 3.4) or any certificate or document delivered pursuant hereto.

(b)	After the Exchange Time, 445 and Newco I.5 shall jointly and severally indemnify and save harmless Magna and Newco II (and their directors and officers, employees, advisors and agents) from all Liabilities whether in contract or tort or otherwise suffered or incurred by Magna or Newco II (and their directors, officers, employees and agents), the whole to be computed on an after-tax basis, as a result of or arising directly or indirectly out of or in connection with any breach by Newco I.5 of any representation, warranty, obligation or covenant of Newco I.5 contained in the Agreement (other than Section 3.4) or any certificate or document delivered pursuant hereto.

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(c)	After the Exchange Time, RM, RM Sub, 445 and Newco I.5 shall jointly and severally indemnify and save harmless Magna and Newco II (and their directors and officers, employees, advisors and agents) from all Liabilities whether in contract or tort or otherwise suffered or incurred by Magna or Newco II (and their directors, officers, employees and agents), the whole to be computed on an after-tax basis, as a result of or arising directly or indirectly out of or in connection with:

(i)	any breach by Newco II of any obligation or covenant of Newco II contained in the Agreement or any certificate or document delivered pursuant hereto;

(ii)	any breach by RM Sub or Newco I.5 of Section 3.4;

(iii)	any Liability sustained, suffered, incurred, assumed or acquired by Newco II on or before, or related to any matter occurring on or before, the consummation of the Tuck Transactions; and

(iv)	any Liability which would not have been sustained, suffered, incurred, assumed or acquired by (or which would not have been asserted, threatened or be pending against) Magna or Newco II but for the Tuck Transactions pursuant to this Agreement, including all Liabilities which, as a result of the Tuck Transactions, are assumed or incurred by Magna or Newco II, and other than any Liability relating to covenants, representations or warranties given by Magna pursuant to this Agreement.

8.2	Notice of Claim

In the event that a party to this Agreement (the “Indemnified Party”) shall become aware of any claim, proceeding or other matter (a “Claim”) in respect of which another party to this Agreement (the “Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known. If, through the gross negligence or wilful misconduct of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Liabilities incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

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8.3	Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 30 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 30-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim.

8.4	Third Party Claims

With respect to any Third Party Claim, the Indemnified Party shall have the exclusive right, at the expense of the Indemnifying Party, to contest, settle or pay the amount claimed and to retain counsel and other experts or advisors selected by the Indemnified Party in its sole discretion in connection therewith; provided, however, that the Indemnified Party shall not settle any Third Party Claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. If the Indemnified Party elects to assume such control, the Indemnifying Party shall have the right, at its sole expense, to participate in the negotiation, settlement or defence of such Third Party Claim. If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to make a payment to any person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the indemnified Party under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

8.5	Reduction, Set-off, Payment and Co-operation

The Indemnifying Party shall pay to the Indemnified Party all amounts for which the Indemnifying Party is liable pursuant to this Article 9 promptly after the Indemnified Party incurs the Liability in respect of which such liability arises. If such amount is not so paid, the Indemnified Party may deduct or set-off such amount from any obligation it may have to the Indemnifying Party including any obligations under the Exit Agreement. The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

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ARTICLE 9

MISCELLANEOUS

9.1	Notices

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by facsimile or similar means of recorded electronic communication (with receipt confirmed) as follows:

(i)	If to Magna at:

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Attention:	Executive Vice President, Special Projects
Facsimile:	(905) 726-7164

with a copy to:

Osler, Hoskin & Harcourt LLP

1 First Canadian Place

66th Floor, 100 King Street West

Toronto, Ontario

Canada M5X 1B8

Attention:	Jean M. Fraser
Facsimile:	(416) 862-6666

(ii)	If to RM to:

Open Joint Stock Company Russian Machines

Registration #1047701003778

3 Kapranov Lane

123242 Moscow

Russia

Attention:	General Director
Facsimile:	7 495 705 5792

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with a copy to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, Ontario

Canada M5X 1A4

Attention:	Alan Bell
Facsimile:	(416) 863-1716

and:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

Attention:	Mark Greene Richard Hall
Facsimile:	(212) 474-3700

(iii)	If to RM Sub at:

Veleron Holding B.V.

Haaksbergweg 31

Suite 4

1101 BP Amsterdam

The Netherlands

Facsimile:	31 20 650 9061

with a copy to:

Open Joint Stock Company Russian Machines

Registration #1047701003778

3 Kapranov Lane

123242 Moscow

Russia

Attention:	General Director
Facsimile:	7 495 705 5792

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and:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, Ontario

Canada M5X 1A4

Attention:	Alan Bell
Facsimile:	(416) 863-1716

and:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

Attention:	Mark Greene Richard Hall
Facsimile:	(212) 474-3700

(iv)	If to 445 at:

445327 Ontario Limited

c/o Miller Thomson LLP

40 King Street West

Suite 5800

Toronto, Ontario

Canada M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

(v)	If to 446 at:

446 Holdings Inc.

c/o Miller Thomson LLP

40 King Street West

Suite 5800

Canada Toronto, Ontario

M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

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(vi)	if to Newco I.5:

2143453 Ontario Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile:	(905) 726-7494

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario

Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

and:

Miller Thomson LLP

40 King Street West

Suite 5800

Toronto, Ontario

Canada M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

(vii)	if to Newco II:

2143455 Ontario Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile:	(905) 726-7494

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with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario

Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

and:

Miller Thomson LLP

40 King Street West

Suite 5800

Toronto, Ontario

Canada M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

9.2	Arbitration

Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of any Party to this Agreement, shall be referred to and finally resolved by arbitration to be administered by the London Court of International Arbitration (LCIA) in accordance with the UNCITRAL Arbitration Rules in effect on the date of this Agreement. The seat of the arbitration shall be London, England and the proceedings shall be conducted in the English language before a panel composed of three (3) arbitrators. Each party shall appoint one arbitrator and the two (2) appointed arbitrators shall appoint a chair. Should the two (2) arbitrators fail to agree upon a chair within 15 days of their appointment, either party may apply to the LCIA for the appointment of the third arbitrator.

Notwithstanding anything to the contrary in the UNCITRAL Arbitration Rules, each party shall have the right to conduct an oral discovery of a representative of the party opposite.

Nothing in this section shall preclude one of the parties to this Agreement from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or prevent irreparable injury pending resolution by arbitration of the actual dispute.

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9.3	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall together constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by telecopier as if such copies were originals.

ARTICLE 10

TERMINATION OF OBLIGATIONS

10.1	Termination of Obligations

Effective at the Exchange Time, Newco II shall cease to have any rights or obligations under this Agreement, including any obligations with respect to any breach of this Agreement by Newco II prior to the Exchange Time, with the sole exception of any rights of Newco II arising from Article 8 after the Exchange Time.

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IN WITNESS WHEREOF the Parties have executed this Agreement.

MAGNA INTERNATIONAL INC.

By:	/s/ JEFFREY O. PALMER
Name:	Jeffrey O. Palmer
Title:	Executive Vice-President

By:	/s/ J. BRIAN COLBURN
Name:	J. Brian Colburn
Title:	Executive Vice-President and Secretary

OPEN JOINT STOCK COMPANY RUSSIAN MACHINES

By:	/s/ V.G. LUKIN
Name:	V.G. Lukin
Title:	CEO

VELERON HOLDING B.V.

By:	/s/ MIKHAIL GURFINKEL
Name:	Mikhail Gurfinkel
Title:	Attorney-in-fact

By:
Name:
Title:

445327 ONTARIO LIMITED

By:	/s/ BELINDA STRONACH
Name:	Belinda Stronach
Title:

By:
Name:
Title:

446 HOLDINGS INC.

By:	/s/ BELINDA STRONACH
Name:	Belinda Stronach
Title:

By:
Name:
Title:

2143453 ONTARIO INC.

By:	/s/ FRANK STRONACH
Name:	Frank Stronach
Title:

By:
Name:
Title:

2143455 ONTARIO INC.

By:	/s/ FRANK STRONACH
Name:	Frank Stronach
Title:

By:
Name:
Title:

Acknowledged and agreed for

the purposes of Section 1.10 only:

BNP PARIBAS S.A.

By:	/s/ VIGNER JACQUES
/s/ OLIVIER OSTY

44

EXHIBIT G

REGISTRATION RIGHTS AGREEMENT

THIS AGREEMENT made the 20th day of September, 2007.

B E T W E E N:

MAGNA INTERNATIONAL INC., a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “Magna”)

- and -

VELERON HOLDING B.V., a company existing under the laws of The Netherlands

(hereinafter referred to as “RM Sub”)

- and -

2143453 ONTARIO INC., a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “Newco I.5”)

- and -

2143455 ONTARIO INC., a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “Newco II”)

- and -

BNP PARIBAS S.A., a corporation existing under the laws of France

This Agreement is made pursuant to a Transaction Agreement between Magna, RM Sub and others dated May 10, 2007 (the “Transaction Agreement”).

Pursuant to the Plan of Arrangement referred to in the Transaction Agreement, Newco II has acquired 20,000,000 Class A Subordinate Voting Shares of Magna (the “Magna Shares”).

Pursuant to a loan note dated September 20, 2007 (the “Newco II Loan Note”), RM Sub loaned CDN$1,481,228,619 to Newco II to fund part of the purchase price for the Magna Shares by Newco II, and Newco II pledged to RM Sub the Magna Shares as security for the obligations of Newco II under the Newco II Loan Note.

Pursuant to a loan agreement dated September 20, 2007 between RM’s Lender (as defined in Section 1.1) and RM Sub (the “RM Sub Loan”), RM’s Lender loaned US$877,948,000 to RM Sub and will provide to RM Sub, four months from the date hereof, a further amount, not to exceed an aggregate amount of US$1,229,000,000, to be used by RM Sub to capitalize Newco and Newco II, in accordance with the plan of arrangement of Magna effected on the date hereof.

Pursuant to an agreement dated September 20, 2007 between certain of the parties hereto and other parties (the “Exchange Agreement”), Magna may become obligated to issue to RM Sub and to Newco I.5, in exchange for shares of Newco II held by RM Sub and Newco I.5, Class A Subordinate Voting Shares of Magna (the “Exchange Agreement Shares”).

To induce RM Sub to enter into the Transaction Agreement, Magna has agreed to provide the U.S. registration, Canadian prospectus qualification, and other rights set forth in this Agreement. Magna acknowledges that in order to provide a Holder (as hereinafter defined) with necessary marketing flexibility for dispositions of Registrable Securities (as hereinafter defined), a Holder will have the option to utilize the U.S. registration rights and/or the Canadian prospectus qualification rights on the terms set forth herein. If, at the time a Holder exercises a demand U.S. registration right (whether singularly or in combination with Canadian prospectus qualification rights), Magna is qualified to utilize the Multijurisdictional Disclosure System implemented in Canada and the United States (“MJDS”), Magna shall effect such U.S. registration using MJDS.

The execution and delivery of this Agreement is a condition to the closing contemplated in Section 7.1 of the Transaction Agreement.

In consideration of the respective covenants, agreements, representations and warranties of the parties contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are acknowledged), the parties agree as follows:

ARTICLE 1

1.1 Definitions

The terms set forth below are used herein as so defined:

“Agreement” means this registration rights agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time.

“Blackout Period” has the meaning set out in Section 2.2(a).

“Canadian Prospectus” means a short form prospectus filed by Magna under the applicable securities laws of one or more provinces or territories of Canada qualifying the distribution of Registrable Securities and includes a preliminary short form prospectus, a (final) short form prospectus and, collectively, an Ontario Base Shelf Prospectus and Shelf Supplement.

“Exchange Time” has the meaning specified in the Exchange Agreement.

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“Exchange Agreement” has the meaning specified in the recitals to this Agreement.

“Exchange Agreement Shares” has the meaning specified in the recitals to this Agreement.

“Exit Agreement” means the exit agreement dated the date hereof among 445327 Ontario Limited, Open Joint Stock Company Russian Machines, RM Sub, 446 Holdings Inc., Newco, Newco I.5 and Newco II.

“Holder” means any one or more of Newco I.5, Newco II, RM Sub, RM’s Lender, or any of their permitted assignees, transferees or other Person entitled to the benefits of this Agreement, that is, at any relevant time, a holder of any Registrable Securities and includes RM’s Lender at any time that it is entitled to give a Request Notice in accordance with Section 2.1(a).

“Inspectors” has the meaning set out in Section 2.2(g).

“Losses” has the meaning set out in Section 2.6(a).

“Magna Shares” has the meaning specified in the recitals to this Agreement.

“MJDS” has the meaning specified in the recitals to this Agreement.

“Newco” means M Unicar Inc., a corporation existing under the laws of the Province of Ontario, and its successors.

“Newco II Loan Note” has the meaning specified in the recitals to this Agreement.

“NI 44-102” has the meaning set out in Section 2.4(a).

“Ontario Base Shelf Prospectus” has the meaning set out in Section 2.4(a).

“OSC” means the Ontario Securities Commission.

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

“Realization Event” means any demand for repayment made by RM Sub prior to September 20, 2027, of the Newco II Loan Note.

“Registration” has the meaning set out in Section 2.1(c).

“Registration Statement” means a registration statement filed under the U.S. Securities Act registering the offer and sale of the Registrable Securities, and includes, collectively, a Shelf Registration Statement and Shelf Supplement.

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“Registration Expenses” has the meaning set out in Section 2.5(a).

“Registrable Securities” means the Magna Shares and the Exchange Agreement Shares (together, in each case, with any securities described in Section 2.8) until such time as such Magna Shares, Exchange Agreement Shares or securities, as the case may be, cease to be Registrable Securities pursuant to Section 1.2.

“Request Holder” has the meaning set out in Section 2.1.

“Request Holders” has the meaning set out in Section 2.1(b).

“Request Notice” has the meaning set out in Section 2.1(a)(iii).

“RM’s Lender” means the lender or syndicate of lenders, from time to time, providing any portion of the RM Sub Loan that is secured by the Collateral (as defined in the Exit Agreement).

“RM Sub Loan” has the meaning specified in the recitals to this Agreement.

“Rule 144” means Rule 144 as promulgated by the SEC under the U.S. Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the SEC.

“SEC” means the United States Securities and Exchange Commission, or any successor thereto.

“Selling Expenses” has the meaning set out in Section 2.5(a).

“Selling Holder” means a Holder who is selling Registrable Securities pursuant to a Registration Statement or a Canadian Prospectus.

“Selling Holder Information” has the meaning set out in Section 2.6(a).

“Shares” means the Magna Shares and the Exchange Agreement Shares (together, in each case, with any securities described in Section 2.8).

“Shelf Registration Statement” has the meaning set out in section 2.4(a).

“Shelf Supplement” has the meaning set out in Section 2.4(c).

“Suspension Period” has the meaning set out in Section 2.2(d).

“Trading Day” means a day on which the New York Stock Exchange is open for trading; provided that if the Class A Subordinate Voting Shares of Magna have ceased to be listed on the New York Stock Exchange but continue to be listed on the Toronto Stock Exchange, “Trading Day” shall mean a day on which the Toronto Stock Exchange is open for trading.

“Transaction Agreement” has the meaning specified in the recitals to this Agreement.

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“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

1.2 Registrable Securities

Any Registrable Security will cease to be a Registrable Security when (i) a Registration Statement covering such Registrable Security has been declared effective by the SEC and such Registrable Security has been sold or disposed of pursuant to such effective Registration Statement, (ii) such Registrable Security has been sold or disposed of by a Holder pursuant to a (final) Canadian Prospectus, (iii) such Registrable Security is disposed of by a Holder pursuant to Rule 144, (iv) such Registrable Security is held by Magna or one of its subsidiaries (free and clear of any Lien (as defined in the Exchange Agreement) or other interest of RM Sub or RM’s Lender), or (v) such Registrable Security shall have been sold, transferred or otherwise disposed of, in a transaction in which the transferor’s rights under this Agreement were not validly assigned in accordance with Section 3.2.

ARTICLE 2

2.1 Demand Registration

(a)	Any Holder or Holders may submit a written request (a “Request Notice”) to Magna to:

(i)	register under the U.S. Securities Act, provided either (i) at the time of the Request Notice, the Class A Subordinate Voting Shares of Magna are registered with the SEC under Section 12 of the U.S. Exchange Act or Magna is otherwise subject to reporting requirements under the U.S. Exchange Act, or (ii) Magna is otherwise required to register under the U.S. Securities Act in order for Magna to effect a distribution of its securities in Canada;

(ii)	file and obtain a receipt for a preliminary Canadian Prospectus in such provinces and territories of Canada as the Requesting Holder shall specify in respect of; or

(iii)	register as described in (i) above and file a Canadian Prospectus as described in (ii) above, in respect of:

all or any portion of the Registrable Securities that are held by such Holder or Holders or with respect to which such Holder or Holders has a security interest or otherwise constituting Collateral under the Exit Agreement with an expected market value in excess of US$10 million (collectively, the “Requesting Holder”) for sale in the manner specified in the Request Notice; provided that a Request Notice may be submitted (i) by RM’s Lender only after the occurrence of a Realization Event or at such time as RM’s Lender has a bona fide anticipation that a Realization Event may occur within the period of 40 days after submitting such Request Notice, and (ii) by any other Holder or Holders only after an Exit Notice (as defined in the Exit Agreement) has been delivered in accordance with the Exit Agreement.

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(b)	Following receipt of a Request Notice, Magna shall promptly notify each Holder (except the Requesting Holder) of the receipt of a Request Notice, who shall then have five calendar days to notify Magna in writing of the Holder’s desire to have such Holder’s Registrable Securities be included in such offering. Magna shall use its commercially reasonable efforts to:

(i)	file a Registration Statement effecting the registration of the relevant Registrable Securities under the U.S. Securities Act;

(ii)	file a preliminary Canadian Prospectus in such provinces and territories of Canada as the Requesting Holder has specified pursuant to Section 2.1(a)(ii) qualifying the distribution of the relevant Registrable Securities; or

(iii)	file both a Registration Statement and a Canadian Prospectus as described in (i) and (ii) above;

all as more particularly described in Section 2.2, for public sale in accordance with the method of disposition specified in such Request Notice of the Registrable Securities specified in the Request Notice and in any notices received from other Holders (such other Holders and the Requesting Holder are hereinafter referred to as the “Requesting Holders”). If such method of disposition includes a public offering that utilizes the services of an agent or underwriter, Magna shall designate the managing underwriter of such offering, subject to the approval of the Requesting Holders holding a majority of the Registrable Securities to be registered, which approval shall not be withheld or delayed unreasonably.

(c)	Magna shall be obligated to register (pursuant to Section 2.1(b)(i)), file a qualifying prospectus (pursuant to Section 2.1(b)(ii)), or register and file a qualifying prospectus (pursuant to Section 2.1(b)(iii)), on only three occasions in the aggregate under this Agreement (each such occasion being referred to herein as a “Registration”). A request pursuant to Section 2.1(a)(i), (ii) or (iii) shall be counted as one of the three required Registrations only when (i) all the Registrable Securities requested to be included in any such Registration have been so included, and (ii) the corresponding Registration Statement has become effective under the U.S. Securities Act and/or a receipt for a (final) Canadian Prospectus has been issued by the OSC, as applicable.

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(d)	Magna will not effect any other registration, or file a preliminary prospectus in respect of, any voting securities (being securities entitled to vote in respect of the election of directors) or any equity securities (except registrations with respect to registration statements on Form S-4 or S-8, or the equivalent forms for MJDS or foreign private issuers, for purposes permissible under such forms as of the date hereof, including, without limitation, the issuance of securities as consideration for the acquisition by Magna of assets and/or securities), whether for its own account or that of any other security holder without the prior written consent of the Holders of a majority of the then outstanding Registrable Securities, from the date of receipt of a Request Notice requesting the registration of or prospectus filing in respect of a firm commitment underwritten public offering until the earlier of (i) the date that the offering has been withdrawn or abandoned and (ii) completion of the distribution by the underwriters of all securities thereunder.

2.2 Registration and Prospectus Filing Procedures

If and whenever Magna is required pursuant to this Agreement to effect the registration of any Registrable Securities, Magna will, as expeditiously as possible:

(a)	following each receipt of a Request Notice pursuant to Section 2.1(a):

(i)	prepare, file with and obtain a receipt from the securities commissions in the relevant provinces and territories of Canada for:

(I)	a preliminary Canadian Prospectus relating to such securities (which filing shall be made, other than in the Province of Quebec, if applicable, within seven Trading Days after the receipt by Magna of a Request Notice and, in the Province of Quebec, if applicable, within ten Trading Days after receipt by Magna of the Request Notice) and use its commercially reasonable efforts to cause such preliminary prospectus to be cleared for filing of a (final) Canadian Prospectus; and

(II)	a (final) Canadian Prospectus relating to such securities; or

(ii)	prepare and file with:

(I)	the SEC a Registration Statement, on a form available to Magna, with respect to such Registrable Securities (which filing shall be made within 10 calendar days after the receipt by Magna of a Request Notice) and use its commercially reasonable efforts to cause such Registration Statement to become and remain effective for a period of up to 150 calendar days from the date the Registration Statement is declared effective (subject to extensions pursuant to Section 2.2(d)) or such shorter period that will terminate when all Registrable Securities included in such Registration Statement have been sold in accordance with the intended methods of disposition thereof set forth in such Registration Statement; and

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(II)	the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection therewith and such other filings as may be necessary to keep such Registration Statement effective for the period specified in (I) above and as may be necessary to comply with the provisions of the U.S. Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement in accordance with the Requesting Holders’ intended method of disposition set forth in such Registration Statement for such period; or

(iii)	prepare and file both the Canadian Prospectuses and the Registration Statement (including amendments and supplements) as described in Sections 2.2(a)(i) and (ii) above;

all in accordance with the instructions set forth in the Request Notice;

provided, however, that, if Magna is in possession of material information that has not been disclosed to the public and Magna reasonably deems it to be advisable not to disclose such information in a registration statement and/or a Canadian prospectus, then the period after the receipt by Magna of a Request Notice in which it must comply with this Section 2.2(a) shall be extended for such time (but in no case longer than 60 days for the first two months from the date hereof and 90 days thereafter (the “Blackout Period”) commencing on the date of receipt by Magna of a Request Notice) during which such information remains non-public;

(b)	furnish to each Selling Holder and to each underwriter such number of copies of the preliminary and (final) Canadian Prospectus and/or the Registration Statement and the prospectus included therein (including each preliminary prospectus and each document incorporated by reference therein to the extent then required by the rules and regulations of the SEC) as such Persons may reasonably request in order to facilitate the public sale or other disposition of the relevant Registrable Securities covered by such Canadian Prospectus or Registration Statement;

(c)	use its commercially reasonable efforts to register or qualify the relevant Registrable Securities covered by such Registration Statement under the securities or blue sky laws of such jurisdictions in Canada and/or in the United States as the Selling Holders or, in the case of an underwritten public offering, the managing underwriter, shall reasonably request, provided, however, that Magna shall not be required for any such purpose to (A) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not otherwise be required to qualify but for the requirements of this Section 2.2(c), (B) consent to general service of process in any such jurisdiction, or (C) subject itself to taxation in any jurisdiction wherein it would not otherwise be subject to taxation but for the requirements of this Section 2.2(c);

8

(d)	notify each Selling Holder and each underwriter, at any time when a prospectus relating to the relevant Registrable Securities is required to be delivered under the U.S. Securities Act and/or applicable securities laws of a Canadian province or territory and Magna becomes aware of the happening of any event as a result of which the (final) Canadian Prospectus or the prospectus contained in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and as promptly as practicable amend the (final) Canadian Prospectus or the Registration Statement or supplement the prospectus or take other appropriate action so that the Canadian Prospectus and the Registration Statement do not include an untrue statement of a material fact and do not omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that, in the event that a chief executive officer of Magna determines in good faith that the disclosure of such information as would result in such prospectus not including an untrue statement of a material fact and not omitting to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading would be materially detrimental to Magna, Magna shall be permitted to delay the filing of such corrective amendment or supplement for a period not to exceed 60 days for the first two months from the date hereof and 90 days thereafter (the “Suspension Period”); and provided further that the time during which such Registration Statement shall remain effective pursuant to Section 2.2 (a)(ii)(I) will be extended by the number of calendar days that any Selling Holder is prevented from selling the Registrable Securities covered by such Canadian Prospectus or Registration Statement because it is unable to deliver a prospectus as a result of a Suspension Period;

(e)	use all reasonable efforts to obtain opinions of counsel to Magna (which counsel and opinions (in form, scope and substance) will be reasonably satisfactory to the managing underwriter, if any, and the Selling Holders) addressed to the Selling Holders and the underwriters, if any, covering the matters customarily covered in opinions requested in comparable underwritten offerings and such other matters as may be reasonably requested by the Selling Holders and the managing underwriter, if any;

(f)	use all reasonable efforts to obtain “cold comfort” letters and bring downs thereof from Magna’s auditors addressed to the Selling Holders and the underwriters, if any, such letter to be in customary form and covering matters of the type customarily covered in “cold comfort” letters by independent registered public accounting firms in connection with underwritten offerings;

(g)

at such times and in such manner as is customary in equity financings by issuers of similar market capitalization as Magna, make available, upon reasonable prior notification, for inspection by a representative of the Selling Holders, as designated by the holders of a majority of Registrable Securities subject to the

9

Request Notice, any underwriter participating in any distribution pursuant to such Registration Statement, and any lawyer, accountant or other agent retained by such representative of the Selling Holders or underwriter (the “Inspectors”), all financial and other records, pertinent corporate documents and properties of Magna, and cause Magna’s officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such Registration Statement or Canadian Prospectus; and

(h)	use its commercially reasonable efforts to cause the Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of Magna to enable the Selling Holders to consummate the disposition of such Registrable Securities, but Magna shall not be required to seek or obtain a listing on any bourse or stock exchange where Magna’s securities are not listed as at the time Magna receives a Request Notice.

Upon the occurrence of any event contemplated by Section 2.2(d), Magna shall, as soon as reasonably practicable, prepare and furnish to each Selling Holder and underwriter, if any, a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of the Registrable Securities, such prospectus shall not contain an untrue statement of a material fact and shall not omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Selling Holder agrees that upon receipt of any notice from Magna of the happening of any event of the kind described in Section 2.2(d), such Selling Holder shall forthwith discontinue the disposition of Registrable Securities pursuant to the Registration Statement or Canadian Prospectus applicable to such Registrable Securities until such Selling Holder receives copies of such amended or supplemented Registration Statement or Canadian Prospectus and, if so directed by Magna, such Selling Holder shall deliver to Magna (at Magna’s expense) all copies, other than permanent file copies, then in such Selling Holders’ possession of the prospectus covering such Registrable Securities at the time of receipt of such notice.

Each Selling Holder shall furnish to Magna such information regarding such Holder and the distribution of such Registrable Securities as Magna may from time to time reasonably request in writing, but only to the extent that such information is required in order to comply with the U.S. Securities Act or any relevant Canadian federal, provincial or territorial securities or blue sky law or obligation or exchange listing requirement. Each Selling Holder shall notify Magna as promptly as practicable of any inaccuracy or change in information previously furnished by such Selling Holder to Magna or of the happening of any event in either case as a result of which any Canadian Prospectus or Registration Statement contains an untrue statement of a material fact regarding such Selling Holder or the distribution of such Registrable Securities or omits to state any material fact regarding such Selling Holder or the distribution of such Registrable Securities required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and shall furnish promptly to Magna any additional information required to correct and update any previously furnished information or required so that such prospectus shall not contain, with respect to such Selling Holder or the distribution of such Registrable Securities, an untrue statement of a material fact and shall not

10

omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

In connection with each registration or filing of a Canadian Prospectus or Registration Statement hereunder with respect to an underwritten public offering, Magna and each Selling Holder shall use their commercially reasonable efforts to enter into a written agreement with the managing underwriter or underwriters selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between underwriters, companies of Magna’s size and investment stature and selling security holders, provided that such agreement shall not contain any such provision applicable to Magna or the Selling Holders that is inconsistent with the provisions hereof; and further provided that the time and place of the closing under such agreement shall be as mutually agreed upon among Magna, the Selling Holders and such managing underwriter.

2.3 MJDS

If, at the time of receipt of a Request Notice, Magna is a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act and is qualified to utilize the MJDS, Magna agrees to utilize MJDS following receipt of a Request Notice for a demand registration as described in Section 2.1(a)(i) or (iii), provided that it remains so qualified at such time.

2.4 Shelf Registration

(a)	On the date hereof, Magna shall file with the OSC a base shelf preliminary short form prospectus ( the “Ontario Base Shelf Prospectus”) pursuant to the shelf prospectus provisions of National Instrument 44-102 of the Canadian Securities Administrators (“NI 44-102”) to qualify the distribution of all of the Registrable Securities in Ontario. Magna shall use its commercially reasonable efforts to obtain, as promptly as practicable, a final receipt in respect of the Ontario Base Shelf Prospectus from the OSC and, upon the issuance thereof, shall, as promptly as practicable, file with the SEC a Registration Statement containing the Ontario Base Shelf Prospectus on a form eligible for such use under MJDS (the “Shelf Registration Statement”) to register offers and sales of the Registrable Securities under the U.S. Securities Act.

(b)	Magna may, in its sole discretion, withdraw the Ontario Base Shelf Prospectus and the Shelf Registration Statement at any time after the date that is two years after the date hereof, and Magna may, in its sole discretion, elect at any time after such withdrawal to file another Ontario Base Shelf Prospectus and another Shelf Registration Statement in connection with the Registrable Securities; provided that Magna shall not withdraw any Ontario Base Shelf Prospectus or Shelf Registration Statement at any time during the period commencing upon delivery of a Request Notice in accordance with Section 2.1(a) and ending at the time that the Registration Statement arising upon the filing of the Shelf Supplement (as hereinafter defined) in respect of such Request Notice in accordance with Section 2.4(c) ceases to be effective in accordance with Section 2.1(a)(ii)(I).

11

(c)	Magna shall satisfy any Request Notice that is submitted pursuant to Section 2.1 at a time that an Ontario Base Shelf Prospectus and Shelf Registration Statement are effective by filing a prospectus supplement to the Ontario Base Shelf Prospectus (a “Shelf Supplement”) with the OSC in accordance with NI 44-102 and with the SEC under MJDS, subject to any Blackout Period, as soon as practicable and in any event not later than the third Trading Day after such Request Notice is received, and such filings will constitute one of the three Registrations provided for in Section 2.1(c); provided that if such Request Notice is submitted by RM’s Lender in anticipation of the occurrence of a Realization Event (as defined in the Exit Agreement), then Magna shall prepare such Shelf Supplement within such period of three Trading Days and shall file such Shelf Supplement with the OSC and the SEC at such time as RM’s Lender shall stipulate by written notice to Magna, which time shall not precede the occurrence of a Realization Event.

2.5 Expenses

(a)	All expenses incident to Magna’s performance under or compliance with this Agreement, including without limitation, all registration and filing fees, blue sky fees and expenses, printing expenses, listing fees, fees and disbursements of Magna’s counsel and independent public accountants for Magna, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars and reasonable out-of-pocket expenses of the Selling Holders (other than the fees of legal counsel to the Selling Holders), but excluding any Selling Expenses (as defined below), are herein called “Registration Expenses”. All underwriting fees, discounts and selling commissions allocable to the sale of the Registrable Securities and the fees of legal counsel to the Selling Holders are herein called “Selling Expenses”.

(b)	All Registration Expenses relating to each Ontario Base Shelf Prospectus, each Shelf Registration Statement and the first two Registrations made under this Agreement shall be borne by Magna.

(c)	Except as otherwise provided in Section 2.5(b), all Registration Expenses and all Selling Expenses shall be borne by the Selling Holders, in such proportions as they may agree upon from time to time.

2.6 Indemnification

(a)

In the event of a Registration, Magna, to the extent permitted by law, will indemnify and hold harmless each Selling Holder thereunder and each underwriter of Registrable Securities thereunder and each Person, if any, who controls such Selling Holder or underwriter within the meaning of the U.S. Securities Act and the U.S. Exchange Act, against any losses, claims, damages or liabilities (including reasonable lawyers’ fees) (“Losses”), joint or several, to which such Selling Holder or underwriter or controlling Person may become subject under the U.S. Securities Act, the U.S. Exchange Act, any applicable Canadian federal or

12

provincial securities legislation or otherwise, insofar as such Losses, (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such Registrable Securities were registered under the U.S. Securities Act pursuant to this Agreement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or in any Canadian Prospectus offering such securities, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such Selling Holder, each such underwriter and each such controlling Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss or actions; provided, however, that Magna will not be liable in any such case if and to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by any Selling Holder, such underwriter or such controlling Person in writing specifically for use in such Registration Statement or prospectus or any amendment or supplement thereto (“Selling Holder Information”).

(b)	Each Selling Holder, to the extent permitted by law, will indemnify and hold harmless Magna, its directors, officers, employees and agents and each Person, if any, who controls Magna within the meaning of the U.S. Securities Act or the U.S. Exchange Act to the same extent as the foregoing indemnity from Magna to such Selling Holder, but only with respect to Selling Holder Information regarding such Selling Holder.

(c)	Each Selling Holder will indemnify and hold harmless each other Selling Holder, its directors, officers, employees and agents and each Person, if any, who controls a Selling Holder within the meaning of the U.S. Securities Act or the U.S. Exchange Act to the same extent as the foregoing indemnity from Magna to the Selling Holders, but only with respect to Selling Holder Information regarding such Selling Holder; provided, however, that the liability of each Selling Holder pursuant to all indemnities given by such Selling Holder pursuant to this Section 2.6 shall not be greater in aggregate amount than the dollar amount of the proceeds (net of any Selling Expenses) received by such Selling Holder from the sale of the Registrable Securities giving rise to all such indemnifications unless such liability arises out of or is based on wilful misconduct by such Selling Holder.

(d)

Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but any failure so to notify or delay in so notifying the indemnifying party shall not relieve it from any liability which it may have to any indemnified party unless, and to the extent that, the indemnifying party is actually prejudiced by such failure or delay. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying

13

party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it elects to do so, to assume and undertake the defence thereof with counsel reasonably satisfactory to such indemnified party and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defence thereof, the indemnifying party shall not be liable to such indemnified party under this Section 2.6 for any legal expenses subsequently incurred by such indemnified party in connection with the defence thereof; provided, however, that:

(i)	if the indemnifying party has failed to assume the defence and employ counsel within a reasonable period; or

(ii)	if the defendants in any such action include both the indemnified party and the indemnifying party and counsel to the indemnified party shall have concluded that there may be reasonable defences available to the indemnified party that are different from or additional to those available to the indemnifying party or that the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, then the indemnified party shall have the right to select a separate counsel and to assume such legal defence and otherwise to participate in the defence of such action, with the reasonable expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred.

(e)	If, for any reason, the indemnification provided for in this Section 2.6 is unavailable to Magna or the Selling Holders or is insufficient to hold any of them harmless in respect of any Losses, then each such indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses as between Magna on the one hand and each Selling Holder on the other, in such proportion as is appropriate to reflect the relative fault of Magna on the one hand and of each Selling Holder on the other in connection with the statements or omissions that gave rise to such Losses, as well as any other relevant equitable considerations. The relative fault of Magna on the one hand and each Selling Holder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statements of a material fact or the omission or alleged omission to state a material fact has been made by, or relates to information supplied by, such party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(f)	No indemnified party shall settle any claim or admit any wrongdoing without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld.

(g)	No Person guilty of or liable for a fraudulent misrepresentation shall be entitled to indemnity or contribution from any Person who is not guilty of or liable for such fraudulent misrepresentation.

14

2.7 Stock Exchange Listings

Until no Registrable Securities remain outstanding, Magna shall use its commercially reasonable efforts to maintain the listing of the Class A Subordinate Voting Shares on the Toronto Stock Exchange and the New York Stock Exchange.

2.8 Certain Events

The provisions of this Agreement (other than Section 2.7) shall apply, to the full extent set forth herein, with respect to the Registrable Securities (and any other shares or other securities of Magna referenced herein), to any and all shares of equity capital of Magna or any successor or assign of Magna (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, on account of, or in substitution for the Registrable Securities, or other shares referenced herein, in each case as the numbers or amounts of such securities outstanding are appropriately adjusted for any equity dividends, splits, reverse splits, combinations, recapitalizations and similar events occurring after the date of this Agreement.

2.9 Release

Effective at the Exchange Time, Newco II shall cease to have any rights or obligations under this Agreement, including any obligations with respect to any breach of this Agreement by Newco II prior to the Exchange Time.

ARTICLE 3

3.1 Communications

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by facsimile or similar means of recorded electronic communication (with receipt confirmed) as follows:

(i)	If to Magna at:

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Attention: Executive Vice President, Special Projects

Facsimile: (905) 726-7164

with a copy to:

Osler, Hoskin & Harcourt LLP

1 First Canadian Place

66th Floor, 100 King Street West

Toronto, Ontario

Canada M5X 1B8

Attention: Jean M. Fraser

Facsimile: (416) 862-6666

15

(ii)	If to RM Sub at:

Veleron Holding B.V.

Haaksbergweg 31

Suite 4

1101 BP Amsterdam

The Netherlands

Facsimile: 31 20 650 9061

with a copy to:

Open Joint Stock Company Russian Machines

Registration #1047701003778

3 Kapranov Lane

123242 Moscow

Russia

Attention: General Director

Facsimile: 7 495 705 5792

and:

Bennett Jones LLP

3400 One First Canadian Place

100 King Street West

P.O. Box 130

Toronto, Ontario

Canada M5X 1A4

Attention: Alan Bell

Facsimile: (416) 863-1716

and:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

Attention: Mark Greene

Richard Hall

Facsimile: (212) 474-3700

16

(iii)	if to Newco I.5 at:

2143453 Ontario Inc.

c/o Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Attention: Belinda Stronach

Facsimile: (905) 726-7494

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario

Canada M5L 1B9

Attention: Edward J. Waitzer

Facsimile: (416) 947-0866

and:

Miller Thomson LLP

40 King Street West

Suite 5800

Toronto, Ontario

Canada M5H 3S1

Attention: John Campbell

Facsimile: (416) 595-8695

(iv)	if to Newco II: at:

2143455 Ontario Inc.

c/o Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Attention: Belinda Stronach

Facsimile: (905) 726-7494

17

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario

Canada M5L 1B9

Attention: Edward J. Waitzer

Facsimile: (416) 947-0866

and:

Miller Thomson LLP

40 King Street West

Suite 5800

Toronto, Ontario

Canada M5H 3S1

Attention: John Campbell

Facsimile: (416) 595-8695

(v)	if to RM’s Lender at:

BNP Paribas SA

20 Boulevard Des Italiens

Paris 75009

France

Attention: William Rawley

Facsimile: 33(0) 1 40 14 50 40

18

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

(c)	A party may change its address for service and may add “copy to” parties from time to time by providing notice to the other parties in accordance with the foregoing. Any subsequent notice or communication must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed.

3.2 Successor and Assigns

The rights of any Holder under this Agreement may, with the prior written consent of Magna which shall not be unreasonably withheld, be assigned to any Person who is a transferee of, or otherwise acquires in any way, any Registrable Securities or any security interest therein. Any assignment of registration rights pursuant to this Section 3.2 shall be effective only upon receipt by Magna of written notice from any permitted assignee acknowledging its acceptance of all of the terms of this Agreement and agreeing to be bound by and to perform all of the terms and provisions of this Agreement. All the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the respective successors of the parties hereto, and assigns. For greater certainty, nothing in this Section 3.2 shall have the effect of requiring Magna to make more than three Registrations under this Agreement.

3.3 Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

3.4 Headings

The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

3.5 Applicable Law

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Section 3.10, each party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

3.6 Severability

Any provision of this Agreement which, in any jurisdiction, is invalid, illegal or incapable of being enforced by any rule or law, or public policy, shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining

19

provisions hereof or affecting or impairing the validity or enforceability of such provision in any other jurisdiction. In the event of any such invalidity, illegality or unenforceability of any term or other provision of this Agreement in any jurisdiction, with respect to such jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party, and upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement with respect to such jurisdiction so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

3.7 Entire Agreement

This Agreement, together with the Transaction Agreement and the agreements contemplated therein to which the parties hereto are party, constitute the entire agreement between the parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties or certain of them in connection with the subject matter of this Agreement, the Transaction Agreement or any of the agreements contemplated therein, except as specifically set forth in this Agreement, the Transaction Agreement or in the agreements contemplated therein. The parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement, the Transaction Agreement or the agreements contemplated therein. The parties acknowledge that Magna is not a party to, nor is it bound by, any of the Transaction Agreements (as defined in the Exit Agreement) other than the Exchange Agreement and this Agreement.

3.8 Lawyers’ Fees

In any action or proceeding brought to enforce any provision of this Agreement, the successful party shall be entitled to recover its reasonable lawyers’ fees on a solicitor and client basis in addition to its costs and expenses and any other available remedy.

3.9 Amendment and Waiver

Except as otherwise expressly provided herein, no amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by that party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

3.10 Arbitration

Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of any party to this Agreement, shall be referred to and finally resolved by arbitration to be administered by the London Court of International Arbitration (LCIA) in accordance with the

20

UNCITRAL Arbitration Rules in effect on the date of this Agreement. The seat of the arbitration shall be London, England and the proceedings shall be conducted in the English language before a panel composed of three arbitrators. Each party shall appoint one arbitrator and the two appointed arbitrators shall appoint a chair. Should the two arbitrators fail to agree upon a chair within 15 days of their appointment, either party may apply to the LCIA for the appointment of the third arbitrator.

Notwithstanding anything to the contrary in the UNCITRAL Arbitration Rules, each party shall have the right to conduct an oral discovery of a representative of the party opposite.

Nothing in this section shall preclude one of the parties to this Agreement from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or prevent irreparable injury pending resolution by arbitration of the actual dispute.

3.11 No Strict Construction

The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

3.12 Statutory References

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

3.13 Trading

Any action or payment required or permitted to be taken or made hereunder on a day that is not a Trading Day may be taken or made on the next following Trading Day.

- The remainder of this page is intentionally blank. -

21

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

MAGNA INTERNATIONAL INC.

By:
Name:
Title:

By:
Name:
Title:

VELERON HOLDING B.V.

By:	/s/ Mikhail Gurfinkel
Name:	Mikhail Gurfinkel
Title:	Attorney-in-fact

2143453 ONTARIO INC.

By:
Name:
Title:

2143455 ONTARIO INC.

By:
Name:
Title:

BNP PARIBAS S.A.

By:	/s/ Vigner Jacques
Name:	Vigner Jacques
Title:

By:	/s/ Olivier Osty
Name:	Olivier Osty
Title:

22

EXHIBIT H

DONALD J. WALKER, SIEGFRIED WOLF, VINCENT J. GALIFI, PETER KOOB

and JEFFREY O. PALMER

as Principals

and

GKP HOLDINGS INC.

as GKP Holdco

and

MPMAG HOLDINGS INC.

as Principals Holdco

and

2143453 ONTARIO INC.

as Newco I.5

and

M UNICAR INC.

as Newco

PRINCIPALS AGREEMENT

September 20, 2007

STIKEMAN ELLIOTT LLP

ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms	2
Section 1.2	Gender and Number	15
Section 1.3	Headings and Divisions	15
Section 1.4	Currency	15
Section 1.5	Certain Phrases, etc.	15
Section 1.6	Statutory References	15

ARTICLE 2
IMPLEMENTATION OF AGREEMENT AND TERM

Section 2.1	Term of Agreement	15
Section 2.2	Agreement to be Bound	16
Section 2.3	Deemed Consent under Articles	16

ARTICLE 3
RESTRICTIONS ON TRANSFER, ACQUISITION OF ADDITIONAL MAGNA SHARES AND CERTAIN ACTIVITIES

Section 3.1	Restrictions on Transfer by Principals	16
Section 3.2	Permitted Transfers by Principals	17
Section 3.3	Encumbering of Shares	17
Section 3.4	Indirect Transfers	17
Section 3.5	Restrictions on Acquiring Additional Magna Shares	18
Section 3.6	Restrictions on Business	19

ARTICLE 4
PURCHASE AND SALE TRANSACTIONS

Section 4.1	Exit at Option of Principal	19
Section 4.2	Exit at Option of Newco	19
Section 4.3	Exit Procedures	20

ARTICLE 5
CONVERSION OF NEWCO AND NEWCO I.5 SHARES

Section 5.1	Effect of Resignation from Employment	20

ARTICLE 6
COVENANTS, REPRESENTATIONS AND WARRANTIES

Section 6.1	Tuck Transactions	23
Section 6.2	Treatment of Restricted Shares	23

( i )

( ii )

PRINCIPALS AGREEMENT

Principals Agreement dated September 20, 2007 among Donald J. Walker (“Walker”), Siegfried Wolf (“Wolf”), Vincent J. Galifi (“Galifi”), Peter Koob (“Koob”), Jeffrey O. Palmer (“Palmer”), GKP Holdings Inc. (“GKP Holdco”), MPMAG Holdings Inc. (“Principals Holdco”), 2143453 Ontario Inc. (“Newco I.5”) and M Unicar Inc. (“Newco”).

RECITALS:

(a)	DWMAG Inc., being a Permitted Transferee of Walker, is the registered and beneficial owner of 6,500 Class A-1 Common Shares, Series 1 in the capital of Principals Holdco;

(b)	SW CDN Holdings Inc., being a Permitted Transferee of Wolf, is the registered and beneficial owner of 6,500 Class A-1 Common Shares, Series 2 in the capital of Principals Holdco;

(c)	VGMAG Inc., being a Permitted Transferee of Galifi, is the registered and beneficial owner of 1,000 Class A-1 Common Shares, Series 3 in the capital of GKP Holdco;

(d)	Makrist Beteiligungen GmbH, being a Permitted Transferee of Koob, is the registered and beneficial owner of 1,000 Class A-1 Common Shares, Series 4 in the capital of GKP Holdco;

(e)	JPMAG Inc., being a Permitted Transferee of Palmer, is the registered and beneficial owner of 1,000 Class A-1 Common Shares, Series 5 in the capital of GKP Holdco;

(f)	GKP Holdco is the registered and beneficial owner of 1,000 Class A-1 Common Shares, Series 3, 1,000 Class A-1 Common Shares, Series 4 and 1,000 Class A-1 Common Shares, Series 5 in the capital of Principals Holdco;

(g)	Principals Holdco is the registered and beneficial owner of 6,175 Class A-1 Common Shares, Series 1, 6,175 Class A-1 Common Shares, Series 2, 950 Class A-1 Common Shares, Series 3, 950 Class A-1 Common Shares, Series 4, 950 Class A-1 Common Shares, Series 5, 6,175 Class A Preferred Shares, Series 1, 6,175 Class A Preferred Shares, Series 2, 950 Class A Preferred Shares, Series 3, 950 Class A Preferred Shares, Series 4 and 950 Class A Preferred Shares, Series 5 in the capital of Newco I.5 and 400 Class A Shares in the capital of Newco;

(h)	Newco is the registered and beneficial owner of 84,800 Voting Preferred Shares and 84,800 Class B Common Shares in the capital of Newco I.5 and 100 Common Shares in the capital of 447;

(i)	Newco I.5 is the registered and beneficial owner of all of the issued and outstanding shares in the capital of each of the Corresponding Holdcos and 1,000,000 Non-Voting Preferred shares and 100 Class B Common Shares in the capital of Newco II; and

(j)	the Parties have entered into this Agreement to establish, among other things, rights and obligations arising out of, or in connection with, the ownership of shares of Newco, Newco I.5 and the Corresponding Holdcos.

In consideration of the above recitals, and the agreements of the Parties contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are acknowledged), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“446” has the meaning ascribed to such term in the Investors Agreement.

“446 Call Option” means the call option granted to 446 pursuant to the call option agreement dated the date hereof among 446, 447 and Newco.

“447” means 447 Holdings Inc., a corporation existing under the Act, and its successors.

“447 Magna Shares” means the number of Magna Class B Shares held by Newco and/or its Subsidiaries.

“Act” means the Business Corporations Act (Ontario).

“affiliate” has the meaning ascribed to such term from time to time in the Securities Act (Ontario).

“Agreement” means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time.

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto and which have the force of law.

“Authorization” means, with respect to a Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Business Day” means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario, New York, New York or Moscow, Russia.

“Closing Date” has the meaning specified in Section 4.3(4).

“Contract” means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied.

“Corresponding Holdco”, when such term is used in relation to: (i) Walker, means Walker Holdco, (ii) Wolf, means Wolf Holdco, (iii) Galifi, means Galifi Holdco, (iv) Koob, means Koob Holdco, and (v) Palmer, means Palmer Holdco.

“Dispute” has the meaning specified in Section 7.1.

“Exchange Agreement” means the exchange agreement dated the date hereof among Magna, RM, RM Sub, 445327 Ontario Limited, 446, Newco I.5 and Newco II.

“Exit Agreement” means the exit agreement dated the date hereof among 445327 Ontario Limited, 446, RM, RM Sub, Newco, Newco I.5 and Newco II.

“Exit Taxes” means: (A) the Taxes, as calculated by Newco’s auditors and specified by Newco in a written notice to the Exiting Principal, payable by Newco, Newco I.5, and/or Newco II on the assumption that (i) all of the assets of such corporations (other than shares in any of the other such corporations, shares of a Corresponding Holdco and shares of 447) were disposed of on the Closing Date for the Market Value on such date of any such assets which are Magna Class A Shares and for the fair market value as at the Closing Date (as determined by Newco’s auditors) of any other assets, (ii) each of those corporations will pay taxable dividends in their respective taxation years in which the Closing Date occurs in the minimum amount required for such corporation to be entitled to receive a refund (the “Dividend Refund”) of all of its refundable dividend tax on hand, if any, resulting from the dispositions described in (i) above; (iii) each of Newco, Newco I.5 and Newco II claimed no losses, deductions or credits in calculating its income, taxable income or tax other than the Dividend Refund, if any, and any losses, deductions and credits arising as a result of the transactions, arrangements, events, activities and undertakings of the corporation pursuant to and in accordance with the Transaction Agreements; minus (B) the Expected Taxes;

“Exiting Principal”, as the context requires, means a Principal who has delivered an Exit Notice pursuant to Section 4.1, or a Principal in respect of whom Newco has delivered an Exit Notice pursuant to Section 4.2.

“Exiting Principal’s Referable Newco Shares”, when such term is used in relation to: (i) Walker, means all of the issued and outstanding Newco Class A Shares, Series 1 and all of the issued and outstanding Newco Class D Shares, Series 1, (ii) Wolf, means all of the issued and outstanding Newco Class A Shares, Series 2 and all of the issued and outstanding Newco Class D Shares, Series 2, (iii) Galifi, means all of the issued and outstanding Newco Class A Shares, Series 3 and all of the issued and outstanding Newco Class D Shares, Series 3, (iv) Koob, means all of the issued and outstanding Newco Class A Shares, Series 4 and all of the issued and outstanding Newco Class D Shares, Series 4, and (v) Palmer, means all of the issued and outstanding Newco Class A Shares, Series 5 and all of the issued and outstanding Newco Class D Shares, Series 5.

“Exiting Principal’s Referable Newco I.5 Preferred and Class B Common Shares”, when such term is used in relation to: (i) Walker, means 325 Voting Preferred Shares and 325 Class B Common Shares in the capital of Newco I.5, (ii) Wolf, means 325 Voting Preferred Shares and 325 Class B Common Shares in the capital of Newco I.5, (iii) Galifi, means 50 Voting Preferred Shares and 50 Class B Common Shares in the capital of Newco I.5, (iv) Koob, means 50 Voting Preferred Shares and 50 Class B Common Shares in the capital of Newco I.5, and (v) Palmer, means 50 Voting Preferred Shares and 50 Class B Common Shares in the capital of Newco I.5.

“Exiting Principal’s Referable Newco I.5 Common and Class A Preferred Shares”, when such term is used in relation to: (i) Walker, means all of the issued and outstanding Newco I.5 Class A-1 Common Shares, Series 1, all of the issued and outstanding Newco I.5 Class A-2 Common Shares, Series 1 and all of the issued and outstanding Newco I.5 Class A Preferred Shares, Series 1, (ii) Wolf, means all of the issued and outstanding Newco I.5 Class A-1 Common Shares, Series 2, all of the issued and outstanding Newco I.5 Class A-2 Common Shares, Series 2 and all of the issued and outstanding Newco I.5

Class A Preferred Shares, Series 2, (iii) Galifi, means all of the issued and outstanding Newco I.5 Class A-1 Common Shares, Series 3, all of the issued and outstanding Newco I.5 Class A-2 Common Shares, Series 3 and all of the issued and outstanding Newco I.5 Class A Preferred Shares, Series 3, (iv) Koob, means all of the issued and outstanding Newco I.5 Class A-1 Common Shares, Series 4, all of the issued and outstanding Newco I.5 Class A-2 Common Shares, Series 4 and all of the issued and outstanding Newco I.5 Class A Preferred Shares, Series 4, and (v) Palmer, means all of the issued and outstanding Newco I.5 Class A-1 Common Shares, Series 5, all of the issued and outstanding Newco I.5 Class A-2 Common Shares, Series 5 and all of the issued and outstanding Newco I.5 Class A Preferred Shares, Series 5.

“Expected Taxes” means the Taxes, as calculated by Newco’s auditors and specified by Newco in a written notice to the Exiting Principal, payable by such Exiting Principal’s Corresponding Holdco as a consequence of the disposition by such Corresponding Holdco to such Exiting Principal of the Exiting Principal’s Referable Interest pursuant to Section 4.3(4)(b) hereof on the assumption that (i) the Corresponding Holdco will pay a taxable dividend in its taxation year in which the Closing Date occurs in the minimum amount required for the Corresponding Holdco to be entitled to receive a refund (the “Dividend Refund”) of all of its refundable dividend tax on hand, if any, generated as a consequence of the Corresponding Holdco’s capital gain, if any, as a result of disposing of the Exiting Principal’s Referable Interest pursuant to Section 4.3(4)(b), and (ii) the Corresponding Holdco will claim no losses, deductions or credits in computing its income, taxable income or tax other than the Dividend Refund, if any, and losses, deductions or credits which have arisen on or before the Closing Date or which Newco’s auditors reasonably expect will arise as a result of the aforesaid disposition of the Exiting Principal’s Referable Interest or otherwise during the taxation year of the Corresponding Holdco in which the aforesaid disposition of the Exiting Principal’s Referable Interest occurs.

“Fifth Anniversary” means September 20, 2012.

“First Anniversary” means September 20, 2008.

“Fourth Anniversary” means September 20, 2011.

“Galifi Holdco” means VG Holdco Inc., a corporation existing under the Act, and its successors.

“GKP Holdco” means GKP Holdings Inc., a corporation existing under the Act, and its successors.

“GKP Holdco Shares” means the issued and outstanding shares in the capital of GKP Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving GKP Holdco, (iii) any securities of GKP Holdco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any shares in the capital of GKP Holdco.

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorité des marchés financiers du Québec and the United States Securities and Exchange Commission, (ii) self-regulatory organization or stock exchange, including the TSX and the NYSE, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Investor” means each of 446, RM Sub and any Permitted Transferee under the Investors Agreement.

“Investors Agreement” means the Investors Agreement dated the date hereof between 446 and RM Sub.

“Koob Holdco” means PK Holdco Inc., a corporation existing under the Act, and its successors.

“Lien” means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer); other than the 446 Call Option and the Principals Holdco Call Option, including the related security for the performance of such call options.

“Magna” means Magna International Inc., a corporation existing under the Act, and its successors.

“Magna Class A Shares” means the class A subordinate voting shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class A subordinate voting shares in the capital of Magna or any of the other above securities.

“Magna Class B Shares” means the class B shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class B shares in the capital of Magna.

“Magna Shares” means, collectively, the Magna Class A Shares and the Magna Class B Shares.

“Market Value” on any particular date means the volume weighted average trading price per Magna Class A Share on the NYSE for the ten NYSE trading days ending on the NYSE trading day immediately prior to such date; provided, however, that if the Magna Class A Shares are no longer traded on the NYSE on such date, Market Value means the volume weighted average trading price per Magna Class A Share on the TSX for the ten TSX trading days ending on the TSX trading day immediately prior to such date, converted from Canadian dollars into U.S. dollars as at such date.

“Material Adverse Effect” means any matter, event or occurrence that prevents or would reasonably be expected to prevent or significantly delay the ability of a Party to perform its obligations under this Agreement.

“Net Upside Value” of an Exiting Principal:

i)	at any time when RM Sub is no longer a shareholder of Newco and when RM Sub and 446 have settled and paid all amounts required to be paid pursuant to the Exit Agreement, means the product obtained when the Exiting Principal’s Proportionate Interest is multiplied by 16% multiplied by the amount, if any, by which the Market Value of all Magna Class A Shares or Substituted Property then held by Newco I.5 and Newco II (other than any Magna Class A Shares or Substituted Property held by any Corresponding Holdco) exceeds the Exit Taxes; and

ii)	at any time when RM Sub is no longer a shareholder of Newco and when RM Sub and 446 have not yet settled and paid all amounts required to be paid pursuant to the Exit Agreement, means an amount which will be determined immediately following the date when RM Sub and 446 have settled and paid all amounts required to be paid pursuant to the Exit Agreement (such date, the “Settlement Date”), which amount shall be the product obtained when the Exiting Principal’s Proportionate Interest is multiplied by 16% multiplied by the amount, if any, by which the Market Value of all Magna Class A Shares or Substituted Property held by Newco I.5 and Newco II on the Settlement Date (other than any Magna Class A Shares or Substituted Property held by any Corresponding Holdco) exceeds the Exit Taxes.

“Newco” means M Unicar Inc., a corporation existing under the Act, and its successors.

“Newco Class A Shares” means the Class A Shares in the capital of Newco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, (iii) any securities of Newco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A Shares in the capital of Newco or any of the other above securities.

“Newco Class D Shares” means the Class D Shares in the capital of Newco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, (iii) any securities of Newco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class D Shares in the capital of Newco or any of the other above securities.

“Newco I.5” means 2143453 Ontario Inc., a corporation existing under the Act, and its successors.

“Newco I.5 Class A-1 Shares” means the Class A-1 Common Shares in the capital of Newco I.5, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, (iii) any securities of Newco I.5 which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-1 Common Shares in the capital of Newco I.5 or any of the other above securities.

“Newco I.5 Class A-2 Shares” means the Class A-2 Common Shares in the capital of Newco I.5, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, (iii) any securities of Newco I.5 which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-2 Common Shares in the capital of Newco I.5 or any of the other above securities.

“Newco I.5 Magna Class A Shares” means, at any time, the total number of Magna Class A Shares then held by Newco I.5 and/or its Subsidiaries.

“Newco I.5 Shares” means, collectively, the Newco I.5 Class A-1 Shares, the Class B Common Shares and the Voting Preferred Shares in the capital of Newco I.5, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, (iii) any securities of Newco I.5 which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-1 Shares, Class B Common Shares or Voting Preferred Shares in the capital of Newco I.5 or any of the other above securities.

“Newco II” means 2143455 Ontario Inc., a corporation existing under the Act, and its successors.

“Newco II Unanimous Shareholders Agreement” means the Newco II Unanimous Shareholders Agreement dated the date hereof among 446, RM Sub, Principals Holdco, Newco, Newco I.5 and Newco II.

“NYSE” means the New York Stock Exchange, and its successors.

“Option Pledge Agreements” means each of the five pledge agreements dated the date hereof between Principals Holdco and each of the respective Corresponding Holdcos.

“Palmer Holdco” means JOP Holdco Inc., a corporation existing under the Act, and its successors.

“Parties” means the Principals, GKP Holdco, Principal Holdco, Newco I.5 and Newco.

“Permitted Transferee” means:

(a)	in the case of a Principal, any member of his immediate family or any of his lineal descendents;

(b)	one or more trusts for the benefit of one or more individuals described in paragraph (a);

(c)	an entity, directly or indirectly, wholly owned by any of the foregoing.

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“PPSA” means the Personal Property Security Act (Ontario).

“Principals” means each of Walker, Wolf, Galifi, Koob and Palmer.

“Principals Exchange Agreement” means the principals exchange agreement dated the date hereof among Magna, Newco, Newco I.5, Principals Holdco, GKP Holdco, VGMAG Inc., Makrist Beteiligungen GmbH, JPMAG Inc., WSA Beteiligungs GmbH, DWMAG Inc., SW CDN Holdings Inc., each of the Corresponding Holdcos and each of the Principals.

“Principals Holdco” means MPMAG Inc., a corporation existing under the Act, and its successors.

“Principals Holdco Call Option” means the right of Principals Holdco to purchase from each of the Corresponding Holdcos in certain circumstances all, but not less than all, the Magna Class A Shares owned by each Corresponding Holdco on the terms and conditions set out in the Principals Holdco Call Option Agreements.

“Principals Holdco Call Option Agreements” means each of the five call option agreements dated the date hereof among Principals Holdco, Newco I.5 and each of the Corresponding Holdcos providing for the Principals Holdco Call Option.

“Principals Holdco Shares” means the Class A-1 Common Shares in the capital of Principals Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Principals Holdco, (iii) any securities of Principals Holdco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-1 Common Shares in the capital of Principals Holdco or any of the other above securities.

“Proportionate Interest” of a Principal means the percentage that the amount set out opposite that Principal’s name below is of the total of all of the following amounts for those Principals in respect of whom the purchase and sale transactions provided for in Article 4 have not been completed:

Walker	6.5
Wolf	6.5
Galifi	1.0
Koob	1.0
Palmer	1.0

“Purchase Price Adjustment” means (A) the Expected Taxes plus (B) the Exiting Principal’s Proportionate Interest multiplied by (i) 16% of the liabilities of the Corresponding Holdcos (as recorded on their financial statements) less (ii) 16% of the aggregate amount of cash and similar assets and the fair market value of all marketable securities (other than any Magna Shares) of the Corresponding Holdcos.

“Referable Interest”, when such term is used in relation to: (i) Walker, means 250,000 Magna Class A Shares, (ii) Wolf, means 250,000 Magna Class A Shares, (iii) Galifi, means 35,000 Magna Class A Shares, (iv) Koob, means 35,000 Magna Class A Shares, and (v) Palmer, means 35,000 Magna Class A Shares.

“Referable Series” in respect of a Principal means:

(a)	Series 1 for Walker,

(b)	Series 2 for Wolf,

(c)	Series 3 for Galifi,

(d)	Series 4 for Koob, and

(e)	Series 5 for Palmer.

“Resigning Principal’s Exit Percentage” means the fraction set out below based on the time that the applicable Resigning Principal resigns from his employment with Magna or an affiliate of Magna:

Time of Resignation	Resigning Principal Exit Percentage

Prior to and including the First Anniversary	0/6

Following the First Anniversary and prior to and including the Second Anniversary	1/6

Following the Second Anniversary and prior to and including the Third Anniversary	2/6

Following the Third Anniversary and prior to and including the Fourth Anniversary	3/6

Following the Fourth Anniversary and prior to and including the Fifth Anniversary	4/6

Following the Fifth Anniversary and prior to and including the Sixth Anniversary	5/6

“Restricted Share Terms” means the restrictive terms of certain of the Magna Class A Shares forming part of a Principal’s Referable Interest requiring forfeiture of such Magna Class A Shares in certain circumstances.

“RM Sub” means Veleron Holding B.V., a company existing under the laws of The Netherlands, and its successors.

“Second Anniversary” means September 20, 2009.

“Sixth Anniversary” means September 20, 2013.

“Subsidiary” of any Person means a subsidiary (as that term is defined in the Act as now in effect) of that Person or any other Person in which such Person has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Person has a direct or indirect ownership interest of more than 50 percent.

“Substituted Property” means the property acquired by Newco I.5 or Newco II (the “Holder”) in any transaction where the Holder has disposed of or exchanged any Magna Class A Shares and acquired other property in substitution therefor or subsequently, by one or more further transactions, has effected one or more further substitutions; and, identifiable or traceable property in any form derived directly or indirectly from any dealing by the Holder with the Magna Class A Shares or proceeds therefrom.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in (i) or this (ii); (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Third Anniversary” means September 20, 2010.

“Transfer” means any (i) transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) agreement, undertaking or commitment to effect any of the foregoing, and “Transferred” shall be construed accordingly.

“TSX” means the Toronto Stock Exchange, and its successors.

“Walker Holdco” means DW Holdco Inc., a corporation existing under the Business Corporations Act (Alberta), and its successors.

“Wolf Holdco” means SW Holdco Inc., a corporation existing under the Act, and its successors.

Section 1.2 Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

Section 1.3 Headings and Divisions.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article or a Section refers to the specified Article or Section of this Agreement.

Section 1.4 Currency.

All references in this Agreement to dollars or to “$” are expressed in United States currency unless otherwise specifically indicated.

Section 1.5 Certain Phrases, etc.

In this Agreement, (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, and (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”. The expressions “Article”, “Section” and other subdivision followed by a number mean the specified Article, Section or other subdivision of this Agreement.

Section 1.6 Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

ARTICLE 2

IMPLEMENTATION OF AGREEMENT AND TERM

Section 2.1 Term of Agreement.

(1)	This Agreement terminates on the earliest to occur of the date on which:

(a)	the transactions contemplated by the Principals Exchange Agreement dated the date hereof among Magna, Newco, Newco I.5 and Principals Holdco are consummated;

(b)	this Agreement is terminated by written agreement among all of the Parties; or

(c)	with respect to a Principal, the date on which such Principal’s Corresponding Holdco is no longer the owner of any Magna Class A Shares pursuant to the terms of Article 4.

Section 2.2 Agreement to be Bound.

In order for a Transfer, directly or indirectly, (i) by a Principal of GKP Holdco Shares, (ii) by GKP Holdco of Principals Holdco Shares, or (iii) by either Walker or Wolf of Principals Holdco Shares, to a Permitted Transferee to be effective, the Permitted Transferee who acquires such GKP Holdco Shares or Principals Holdco Shares from a Principal must concurrently with becoming a shareholder of GKP Holdco or Principals Holdco, as the case may be, execute and deliver to the Parties a counterpart copy of this Agreement or a written agreement in form and substance satisfactory to the Parties, acting reasonably, agreeing to be bound by this Agreement.

Section 2.3 Deemed Consent under Articles.

Each of the Parties (i) consents to a Transfer of GKP Holdco Shares made, directly or indirectly, by a Principal or a Transfer of Principals Holdco Shares by GKP Holdco, Walker or Wolf to a Permitted Transferee in accordance with this Agreement, and (ii) agrees that this consent satisfies any restriction on the transfer of the GKP Holdco Shares or Principals Holdco Shares contained in the articles of incorporation or by-laws of the GKP Holdco or Principals Holdco, as the case may be, and that no further consent is required for any such Transfer.

ARTICLE 3

RESTRICTIONS ON TRANSFER, ACQUISITION OF ADDITIONAL MAGNA

SHARES AND CERTAIN ACTIVITIES

Section 3.1 Restrictions on Transfer by Principals.

(1)	Except as expressly permitted by this Agreement:

(a)	no Principal may Transfer, directly or indirectly, any interest in his GKP Holdco Shares,

(b)	neither Walker, Wolf nor GKP Holdco may Transfer, directly or indirectly, his or its Principals Holdco Shares, and

(c)	Principals Holdco may not Transfer its Newco I.5 Shares or Newco Class A Shares.

(2)	Any purported Transfer, directly or indirectly, of Principals Holdco Shares, GKP Holdco Shares, Newco I.5 Shares or Newco Class A Shares in violation of this Agreement is void. Each of Newco, Newco I.5, GKP Holdco and Principals Holdco shall take such action as is required to prevent the recording of such a purported Transfer on its share registers.

(3)	From the date of any purported Transfer, directly or indirectly, by a Principal in violation of this Agreement, all rights of such Principal set out in this Agreement are suspended and inoperative until the purported Transfer is rescinded. This remedy is in addition to and not in lieu of any other remedies that may be available to a Party.

Section 3.2 Permitted Transfers by Principals.

(1)	Subject to this Section 3.2, upon twenty Business Days prior written notice to each of the other Parties of the particulars of the proposed Transfer, a Principal is entitled to Transfer his GKP Holdco Shares and each of Walker and Wolf is entitled to transfer his Principals Holdco Shares to a Permitted Transferee.

(2)	No proposed Transfer of any Principals Holdco Shares or GKP Holdco Shares is effective until the Permitted Transferee complies with Section 2.2. At all times after the Transfer of Principals Holdco Shares or GKP Holdco Shares to a Permitted Transferee, the transferring Principal shall cause the Permitted Transferee to remain a Permitted Transferee of the transferring Principal for as long as the Permitted Transferee has any interest in the Principals Holdco Shares or GKP Holdco Shares.

Section 3.3 Encumbering of Shares.

No Principal may grant a Lien on or otherwise encumber his GKP Holdco Shares nor may GKP Holdco, Walker or Wolf grant a Lien on or otherwise encumber its Principals Holdco Shares, in any way whatsoever.

Section 3.4 Indirect Transfers.

For the purposes of Article 2 and this Article 3:

(a)	an indirect Transfer by Galifi, Koob or Palmer of an interest in his GKP Holdco Shares includes: (i) a Transfer by such Principal’s Permitted Transferee that holds GKP Holdco Shares of any of such shares, and (ii) any Transfer of an interest in such Permitted Transferee,

(b)	an indirect Transfer by Walker or Wolf of an interest in the Principals Holdco Shares includes: (i) a Transfer by such Principal’s Permitted Transferee that holds Principals Holdco Shares of any of such shares, and (ii) any Transfer of an interest in such Permitted Transferee, and

(c)	a reference to a Principal’s Principals Holdco Shares or GKP Holdco Shares shall include any Principals Holdco Shares or GKP Holdco Shares, as the case may be, held by a Permitted Transferee of such Principal.

Section 3.5 Restrictions on Acquiring Additional Magna Shares.

(1)	Subject to Section 3.5(2), each Principal (and any of his respective affiliates, associates, and Persons acting jointly or in concert with such Principal) and each of GKP Holdco and Principals Holdco is prohibited from acquiring any Magna Shares.

(2)	Notwithstanding Section 3.5(1), a Principal or his affiliates, associates, and Persons acting jointly or in concert with such Principal may:

(a)	exercise any options to purchase Magna Shares granted to such Person by Magna;

(b)	acquire Magna Shares pursuant to Magna’s employee, officer or director equity compensation arrangements;

(c)	purchase Magna Class A Shares, provided that such Magna Class A Shares when added to the Magna Class A Shares then held by Newco, the Investors, Principals Holdco and each of their affiliates and shareholders of their affiliates (after giving effect to the exercise of any options or rights to acquire Magna Class A Shares held by them) would not exceed 20 percent in aggregate of the issued and outstanding Magna Class A Shares; and

(d)	Principals Holdco or its affiliates, associates and Persons acting jointly or in concert with Principals Holdco may acquire Magna Class A Shares pursuant to a Principals Holdco Call Option Agreement or an Option Pledge Agreement.

(3)	Each Principal shall (i) notify the other Parties in writing of the particulars of any proposed trade of securities of Magna to be effected by him, his affiliates, his associates or any Person acting jointly or in concert with him, including the number of Magna Shares that would be held by such parties after such trade, at least one Business Day prior to any such trade; and (ii) provide the other Parties and the Investors by the fifteenth day of the end of each calendar quarter in which any such Person has acquired or disposed of any Magna Shares with a report of the number of Magna Shares held by such Person, its affiliates, its associates or any Person acting jointly or in concert with it or any of its affiliates or associates.

Section 3.6 Restrictions on Business.

The sole business of Principals Holdco is to acquire and hold securities of Newco and Newco I.5 and, directly or indirectly, Magna, to distribute funds to its shareholders from time to time at the discretion of the directors of Principals Holdco (and to invest on a short term basis any funds not so distributed) and to enter into and perform its obligations under this Agreement, the Newco II Unanimous Shareholders Agreement, any agreement entered into by Principals Holdco with the prior written consent of Newco and any other agreements with its shareholders with respect to the distribution of its assets.

The sole business of GKP Holdco is to acquire and hold securities of Principals Holdco and, directly or indirectly, Magna, and to acquire and dispose of passive investments other than Magna Shares, and to distribute funds to its shareholders from time to time at the discretion of the directors of GKP Holdco (and to invest on a short term basis any funds not so distributed) and to enter into and perform its obligations under this Agreement, any agreement entered into by GKP Holdco with the prior written consent of Newco and any other agreements with its shareholders with respect to the distribution of its assets.

ARTICLE 4

PURCHASE AND SALE TRANSACTIONS

Section 4.1 Exit at Option of Principal.

In the event that a Principal is no longer employed by Magna or an affiliate of Magna (including as a result of the death or permanent disability of the Principal), then such Principal or such Principal’s estate or legal personal representative, as the case may be, shall have the right to require such Principal’s Corresponding Holdco to dispose of all but not less than all of such Principal’s Referable Interest in accordance with Section 4.3.

Section 4.2 Exit at Option of Newco.

In the event that:

(a)	a Principal is no longer employed by Magna or an affiliate of Magna and such employment relationship was terminated by Magna or such affiliate of Magna for cause;

(b)	a Principal is no longer employed by Magna or an affiliate of Magna and such Principal is carrying on any activity which, if carried on immediately following termination of his employment, would have been in violation of the non-compete provisions contained in such Principal’s employment agreement with Magna or an affiliate of Magna that was in force on the date that such Principal ceased to be an employee of Magna or an affiliate of Magna; or

(c)	a Principal’s Corresponding Holdco forfeits any of its Magna Class A Shares in accordance with any Restricted Share Terms applicable thereto, and such Principal does not comply within 20 Business Days with the requirements of Section 6.2, then Newco shall have the right to cause such Principal’s Corresponding Holdco to dispose of all but not less than all of the Principal’s Referable Interest in accordance with Section 4.3.

Section 4.3 Exit Procedures.

(1)	In order to exercise the exit rights under Section 4.1 or Section 4.2, the Party exercising its rights to cause the exit of an Exiting Principal (or such Party’s estate or legal personal representative) shall deliver to each of the other Parties to this Agreement in writing an irrevocable and unconditional notice (the “Exit Notice”) indicating that such Party wishes to exercise the rights granted to it pursuant to Section 4.1 or Section 4.2, as applicable.

(2)	Following receipt of an Exit Notice, each Party shall use its commercially reasonable efforts to make or give, or cause to be made or given, all filings with and notifications to any Governmental Entity and obtain or cause to be obtained all Authorizations, necessary in order to complete any transaction specified in this Section 4.3.

(3)	The completion of a transaction specified in this Section 4.3 is subject to the following conditions to be fulfilled or performed, on or before the date of completion of such transaction:

(a)	all filings, notices and the receipt of all Authorizations necessary under Applicable Laws to permit the completion of such transaction must be made, given or obtained; and

(b)	the completion of such transaction will not result in the violation of any Applicable Law.

(4)	On a date agreed by Newco and such Exiting Principal, or failing any such agreement, on the fifth Business Day following the satisfaction of all of the conditions specified in Section 4.3(3) (such date, the “Closing Date”), the following transactions will take place in the following order at the offices of Stikeman Elliott LLP in Toronto, Ontario, or at such other place as Newco and such Exiting Principal may agree to in writing:

(a)	in the event that the Purchase Price Adjustment calculated as of the Closing Date is a negative amount, Newco and Newco I.5 shall make distributions to their shareholders in such amount as required to cause the Purchase Price Adjustment to equal zero;

(b)	the Exiting Principal’s Corresponding Holdco shall sell such Exiting Principal’s Referable Interest to such Exiting Principal, and such Exiting Principal shall acquire his Referable Interest from his Corresponding Holdco, in consideration for:

(i)	the Purchase Price Adjustment, if the Purchase Price Adjustment calculated as of the Closing Date is a positive amount; and

(ii)	two promissory notes issued by the Exiting Principal, one (the “Base 95% Promissory Note”) in a principal amount equal to 95% of (A) the Market Value on the Closing Date of such Exiting Principal’s Referable Interest less (B) the Purchase Price Adjustment, and one (the “Base 5% Promissory Note”) in a principal amount equal to 5% of (A) the Market Value on the Closing Date of such Exiting Principal’s Referable Interest less (B) the Purchase Price Adjustment;

(c)	the Exiting Principal’s Corresponding Holdco shall distribute both the Base 95% Promissory Note and the Base 5% Promissory Note by way of a dividend-in-kind to Newco I.5;

(d)	in the event that the transactions described in this Section 4.3 occur at a time when RM Sub is no longer a shareholder of Newco, then Newco II and/or Newco I.5 shall sell to the Exiting Principal, and the Exiting Principal shall acquire from Newco II and/or Newco I.5, such number of Magna Class A Shares having a Market Value equal to the Exiting Principal’s Net Upside Value calculated as of the Closing Date in consideration for two promissory notes issued by the Exiting Principal, one (the “Upside 95% Promissory Note”) in a principal amount equal to 95% of such Exiting Principal’s Net Upside Value, and one (the “Upside 5% Promissory Note”) in a principal amount equal to 5% of such Exiting Principal’s Net Upside Value;

(e)	Newco I.5 shall purchase for cancellation the Exiting Principal’s Referable Newco I.5 Common and Class A Preferred Shares for purchase consideration consisting of the Base 95% Promissory Note and, if applicable, the Upside 95% Promissory Note;

(f)	Newco I.5 shall purchase for cancellation the Exiting Principal’s Referable Newco I.5 Preferred and Class B Common Shares for purchase consideration consisting of the Base 5% Promissory Note and, if applicable, the Upside 5% Promissory Note; and

(g)	Newco shall purchase for cancellation the Exiting Principal’s Referable Newco Shares for purchase consideration consisting of the Base 5% Promissory Note, and if applicable, the Upside 5% Promissory Note; and in the event that such Exiting Principal’s Referable Newco Shares consists of both Newco Class A Shares and Newco Class D Shares, the purchase consideration shall be allocated proportionately between such Newco Class A Shares and Newco Class D Shares based on the numbers of such shares outstanding.

ARTICLE 5

CONVERSION OF NEWCO AND NEWCO I.5 SHARES

Section 5.1 Effect of Resignation from Employment.

(1)	If, at any time up to and including the Sixth Anniversary, a Principal (the “Resigning Principal”) resigns from his employment with Magna or an affiliate of Magna prior to such Principal becoming an Exiting Principal, then Principals Holdco shall, effective as of the first Business Day after the day on which the Principal so resigns:

(a)	convert that number of its Newco I.5 Class A-1 Common Shares of the Referable Series relating to such Resigning Principal into Newco I.5 Class A-2 Common Shares of such Referable Series on a one-for-one basis, and

(b)	convert that number of its Newco Class A Shares of the Referable Series relating to such Resigning Principal into Newco Class D Shares of such Referable Series on a one-for-one basis,

such that immediately after both such conversions the aggregate of the dividends that would be paid to Principals Holdco by Newco I.5 on the Newco I.5 Class A-1 Shares of such Referable Series and by Newco on the Newco Class A Shares of such Referable Series if (i) Newco I.5 were to pay dividends equal to dividends paid on the Magna Class A Shares owned by Newco I.5 and/or its Subsidiaries, and (ii) Newco were to pay dividends equal to the dividends paid on the 447 Magna Shares and on the Newco I.5 Shares owned by Newco, were equal to the dividends that would then be paid on that number of Magna Class A Shares determined in accordance with the following:

(A * B) + C

where:

A is the Resigning Principal’s Exit Percentage

B is (x) the sum of the 447 Magna Shares and the Newco I.5 Magna Class A Shares, multiplied by (y) either 6.5% in the case of Walker or Wolf, or 1.0% in the case of Galifi, Koob or Palmer (z) less C

C is the Resigning Principal’s Referable Interest.

(2)	If: (i) Principals Holdco has converted any Newco I.5 Class A-1 Common Shares of a particular Referable Series into Newco I.5 Class A-2 Common Shares and has converted any Newco Class A Shares of a particular Referable Series into Newco Class D Shares pursuant to Section 5.1(1), (ii) thereafter any Newco Class A-1 shares or Newco Class A Shares of another series are purchased for cancellation or converted, and (iii) as a consequence of such purchases for cancellation or conversions, the aggregate of the dividends that would be paid to Principals Holdco by Newco I.5 and Newco on the assumptions described in Section 5.1(1) are no longer valid, then Principals Holdco shall convert or exchange such number of Newco Class A-2 Shares and/or Newco Class D shares of the Referable Shares into Newco I.5 Class A-1 Common Shares and/or Newco Class A Shares of the Referable Series such that after such conversion or exchange the equations in Section 5.1(1) are valid in relation to the relevant Resigning Principal, and Newco and Newco I.5 shall take all necessary action to facilitate such conversions or exchanges.

ARTICLE 6

COVENANTS, REPRESENTATIONS AND WARRANTIES

Section 6.1 Tuck Transactions.

In the event that an “Exchange” occurs (as that term is defined in the Exchange Agreement), the Parties agree to immediately consummate the transactions contemplated by the Principals Exchange Agreement subject to the terms of such agreement.

Section 6.2 Treatment of Restricted Shares.

In the event that any of the Magna Class A Shares which make up a Principal’s Referable Interest are required to be forfeited in accordance with any Restricted Share Terms, then:

(a)	in the case of Walker or Wolf, such Principal shall, or shall cause one of his Permitted Transferees to, contribute to Principals Holdco the number of Magna Class A Shares that are forfeited by his Corresponding Holdco;

(b)	in the case of Galifi, Koob or Palmer, such Principal shall, or shall cause one of his Permitted Transferees to, contribute to GKP Holdco the number of Magna Class A Shares that are forfeited by his Corresponding Holdco, which Magna Class A Shares shall be contributed by GKP Holdco to Principals Holdco;

(c)	5% of such Magna Class A Shares shall be contributed by Principals Holdco to Newco and 95% of such Magna Class A Shares shall be contributed by Principals Holdco to Newco I.5;

(d)	Newco shall contribute such 5% of the Magna Class A Shares to Newco I.5; and

(e)	Newco I.5 shall contribute such Magna Class A Shares to such Principal’s Corresponding Holdco.

Section 6.3 Non-Compete.

Each Principal who is no longer employed by Magna or an affiliate of Magna must notify in writing the other Parties immediately upon him carrying on any activity which, if carried on immediately following the termination of his employment, would have been in the violation of the non-compete provisions of such Principal’s employment agreement that was in force on the date that such Principal ceased to be an employee of Magna or an affiliate of Magna.

Section 6.4 Representations and Warranties of the Principals.

Each Principal represents and warrants to and in favour of the other Parties as follows and acknowledge and confirm that the other Parties are relying on such representations and warranties in entering into this Agreement:

(a)	Authority and Enforceability. This Agreement has been duly executed and delivered and is a legal and binding obligation, enforceable against him by the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(b)

No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation under (i) a material Contract to which he is a party, (ii) any judgment, decree, order or award of any

Governmental Entity having jurisdiction over him or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required by him to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

(c)	Title to Shares. The GKP Holdco Shares and Principals Holdco Shares, as the case may be, described in the recitals to this Agreement as being owned by him are owned by the Principal or his Permitted Transferee, as the case may be, as the beneficial owner with good title, free and clear of Liens, other than those restrictions on Transfer, if any, contained in the articles of incorporation of GKP Holdco or Principals Holdco, as the case may be.

(d)	Corresponding Holdcos. Such Principal’s Corresponding Holdco (i) neither owns nor holds any property or assets or any interests therein of any nature or kind whatsoever other than its Referable Interest, (ii) has never carried on nor currently carries on nor intends to carry on any active business and (iii) has no obligations or liabilities of any nature or kind whatsoever (whether actual or contingent), including indebtedness to any person, any liabilities in respect of Taxes of any nature or kind whatsoever, or in respect of any judgements, orders, fines, penalties, awards or decrees of any court, tribunal or governmental, administrative or regulatory department, commissions, board, bureau, agency or instrumentality, domestic or foreign.

Section 6.5 Representations and Warranties of GKP Holdco.

GKP Holdco represents and warrants to and in favour of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in entering into this Agreement:

(a)	Existence. It is a corporation validly incorporated and existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Corporate Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by it and is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any of its obligation under (i) any Contract to which it is a party, (ii) any provision of its articles of incorporation, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders or similar organizational document, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it, (iv) any Applicable Law or (v) any authorization held by it that is necessary to its ownership of shares of Principals Holdco, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that have not had and are not reasonably expected to have a Material Adverse Effect.

(d)	Authorizations and Consents. There is no requirement on its part to make any filing with or give any notice to any Governmental Entity, or obtain any authorization, in connection with the completion of the transactions contemplated by this Agreement, except for any filings and notifications required by Applicable Laws in Canada. There is no requirement on its part to obtain any consent, approval or waiver of any Person under any contracts or instruments to which it is or they are a party or pursuant to which any of its or their assets may be affected in connection with the completion of the transactions contemplated by this Agreement.

(e)	Title to Shares. The shares in the capital of Principals Holdco described in this Agreement as being owned by it are owned by it as the registered and beneficial owner with good title, free and clear of Liens, other than those restrictions on Transfer, if any, contained in the articles of incorporation of Principals Holdco.

Section 6.6 Representations and Warranties of Principals Holdco.

Principals Holdco represents and warrants to and in favour of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in entering into this Agreement:

(a)	Existence. It is a corporation validly incorporated and existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Corporate Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by it and is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any of its obligation under (i) any Contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders or similar organizational document, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it, (iv) any Applicable Law or (v) any authorization held by it that is necessary to its ownership of Newco I.5 Class A-1 Shares and Newco Class A Shares, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that have not had and are not reasonably expected to have a Material Adverse Effect.

(d)	Authorizations and Consents. There is no requirement on its part (or on the part of any of its direct or indirect shareholders) to make any filing with or give any notice to any Governmental Entity, or obtain any authorization, in connection with the completion of the transactions contemplated by this Agreement, except for any filings and notifications required by Applicable Laws in Canada. There is no requirement on its part (or on the part of any of its direct or indirect shareholders) to obtain any consent, approval or waiver of any Person under any contracts or instruments to which it is or they are a party or pursuant to which any of its or their assets may be affected in connection with the completion of the transactions contemplated by this Agreement.

(e)	Title to Shares. The Newco I.5 Class A-1 Shares and Newco Class A Shares described in this Agreement as being owned by it are owned by Principals Holdco as the registered and beneficial owner with good title, free and clear of Liens, other than those restrictions on Transfer, if any, contained in the articles of incorporation of Newco I.5 and Newco, as the case may be.

Section 6.7 Representations and Warranties of Newco I.5.

Newco I.5 represents and warrants to and in favour of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in entering into this Agreement:

(a)	Existence. It is a corporation validly incorporated and existing under the laws of Ontario and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Corporate Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by it and is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any of its obligation under (i) any Contract to which it is a party, (ii) any provision of its articles of incorporation, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders or similar organizational document, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it, (iv) any Applicable Law or (v) any authorization held by it that is necessary to its ownership of shares of a Corresponding Holdco, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that have not had and are not reasonably expected to have a Material Adverse Effect.

(d)

Authorizations and Consents. There is no requirement on its part to make any filing with or give any notice to any Governmental Entity, or obtain any authorization, in connection with the completion of the transactions contemplated by this Agreement, except for any filings and notifications required by Applicable Laws in Canada. There is no requirement on its part to obtain any consent, approval or waiver of any Person under any contracts or instruments to which it is or they are a party or pursuant to which any of its or their assets may be affected in connection with the completion of the transactions contemplated by this Agreement.

(e)	Title to Shares. All of the issued and outstanding shares of each of the Corresponding Holdcos are owned by Newco I.5 as the registered and beneficial owner with good title, free and clear of Liens, other than those restrictions on Transfer, if any, contained in the articles of incorporation of the Corresponding Holdcos.

Section 6.8 Survival.

The representations, warranties and covenants of the Parties contained in this Article survive the execution and delivery of this Agreement and continue in full force and effect with respect to each Party until it ceases to be bound by the provisions of this Agreement.

ARTICLE 7

ARBITRATION

Section 7.1 Settling Disputes.

Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of any Party to this Agreement, shall be referred to and finally resolved by arbitration in accordance with the Arbitration Act, 1991 (Ontario) in effect on the date of this Agreement. The seat of the arbitration shall be Toronto, Ontario and the proceedings shall be conducted in the English language before a panel composed of three (3) arbitrators. Each of Principals Holdco and Newco shall appoint one arbitrator and the two (2) appointed arbitrators shall appoint a chair. Should the two (2) arbitrators fail to agree upon a chair within 15 days of their appointment, either of Principals Holdco and Newco may apply to the Ontario Superior Court of Justice for the appointment of the third arbitrator.

Section 7.2 Right to Oral Discovery.

Notwithstanding anything to the contrary in the Arbitration Act, 1991 (Ontario), each Party shall have the right to conduct an oral discovery of a representative of the other Parties.

Section 7.3 Injunctive Relief.

Nothing in this Article 8 shall preclude one of the Parties to this Agreement from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or prevent irreparable injury pending resolution by arbitration of the actual dispute.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Notices.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a) to Walker at:

c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario, L4G 7K1

Attention:	Donald J. Walker
Facsimile:	(905) 726-2593

(b) to Wolf at:

c/o Magna International Europe AG
Magna Strasse 1
2522 Oberwaltersdorf
Austria

Attention:	Siegfried Wolf
Facsimile:	+43 2253 600-1020

(c) to Galifi at:

c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario, L4G 7K1

Attention:	Vincent Galifi
Facsimile:	(905) 726-2595

(d) to Koob at:

c/o Magna International Europe AG
Magna Strasse 1
2522 Oberwaltersdorf
Austria

Attention:	Peter Koob
Facsimile:	+43 2253 600 1020

(e) to Palmer at:

c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario, L4G 7K1

Attention:	Jeffrey O. Palmer
Facsimile:	(905) 726-7455

(f) to Principals Holdco at:

c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario, L4G 7K1

Attention:	Jeffrey O. Palmer
Facsimile:	(905) 726-7455

with a copy to each of Galifi, Koob, Walker and Wolf.

(g) to Newco at:

M Unicar Inc.
c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario, L4G 7K1

Attention:	Belinda Stronach
Facsimile:	(905) 726-7494

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

and to:

Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

(h)	to any other Person, at the address for such Person set out in the counterpart copy of this Agreement or other written agreement pursuant to which such Person agrees to be bound by this Agreement.

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day). A Party may change its address for service and may add “copy to” parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed.

Section 8.2 Time of the Essence.

Time is of the essence in this Agreement.

Section 8.3 Announcements.

No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by a Party without the approval of the other Parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such announcement in advance of such issuance.

Section 8.4 Third Party Beneficiaries.

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. No Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

Section 8.5 No Agency or Partnership.

Nothing contained in this Agreement makes or constitutes any Party, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of any other Party.

Section 8.6 Expenses.

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 8.7 Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by all of the Parties to be bound thereby.

Section 8.8 Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar) nor shall any waiver constitute a continuing waiver unless otherwise expressly provided. No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9 Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties.

There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.10 Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective heirs, executors, administrators, legal representatives, successors and permitted assigns. Except as otherwise provided in this Agreement, a Party may not assign any of its rights or obligations hereunder without the prior written consent of the other Parties

Section 8.11 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12 Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Article 7, each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 8.13 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

IN WITNESS WHEREOF the Parties have executed this Principals Agreement.

/s/ DONALD J. WALKER
Witness		Donald J. Walker

/s/ SIEGFRIED WOLF
Witness		Siegfried Wolf

/s/ VINCENT J. GALIFI
Witness		Vincent J. Galifi

/s/ PETER KOOB
Witness		Peter Koob

/s/ JEFFREY O. PALMER
Witness		Jeffrey O. Palmer

GKP HOLDINGS INC.

	By:	/s/ JEFFREY O. PALMER
Authorized Signing Officer

MPMAG HOLDINGS INC.

	By:	/s/ JEFFREY O. PALMER
Authorized Signing Officer

2143453 ONTARIO INC.

By:	/s/ FRANK STRONACH
Authorized Signing Officer

M UNICAR INC.

By:	/s/ FRANK STRONACH
Authorized Signing Officer

EXHIBIT I

NEWCO II LOAN NOTE

Principal amount in Canadian dollars	Toronto, Canada
as set forth below	September 20, 2007

Section 1. Payment of Principal; Non-Interest Bearing Note

2143455 Ontario Inc., a corporation existing under the laws of the province of Ontario (“Newco II”), promises to pay to the order of Veleron Holding B.V., a company existing under the laws of The Netherlands, its successors or its permitted assigns (the “Lender” or “RM Sub”), in lawful money of Canada in immediately available funds, the aggregate principal amount equal to the lesser of (a) Cdn$1,481,228,619 and (b) the value of 19,000,000 Class A Subordinate Voting Shares (“Magna Class A Shares”) of Magna International Inc. (“Magna”) (calculated using the Exchange Price). This Note shall not bear interest. On September 20, 2027 (the “Maturity Date”), the entire principal amount of this Note shall be due and payable.

The entire principal amount of this Note shall be fully payable upon a demand by the Lender at any time made in connection with or following any acceleration of the maturity of the RM Loan or in the event the RM Loan is not paid in full at maturity. Receipt by Newco II of notice specifying an event of default or demand for payment in full under the RM Loan shall be deemed a demand by the Lender hereunder. Any such demand shall state whether or not RM’s Lender will agree to effectuate the Exchange. If such demand states that RM’s Lender will not agree to effectuate the Exchange, the demand must specify that payment of this Note is due on the date of such demand. If the demand states that RM’s Lender will agree to effectuate the Exchange, this Note shall be converted in accordance with Section 3 immediately prior to the Exchange. The Lender’s only recourse for payment of this Note (including any amounts payable under Section 11(e)) is the collateral pledged under the Pledge Agreement.

Any demand for payment that states that RM’s Lender will agree to effectuate the Exchange may be revoked by the Lender at any time prior to the Exchange.

This Note may not be prepaid in whole or in part prior to the Payment Date.

Notwithstanding sections 4 and 5 of the Limitations Act, 2002 (Ontario), a claim may be brought under this Note at any time within 10 years from the date of this Note provided that a demand for payment of the principal amount hereof has been made in accordance with the provisions of this Section 1.

Section 2. Certain Payment Provisions

Principal shall be payable on the Payment Date in immediately available funds at the offices of RM Sub at Haaksbergweg 31, Suite 4, 1101 BP Amsterdam, The Netherlands, Attention: General Director. If the Payment Date is not a Business Day, then the Payment Date shall be deemed to be the next succeeding Business Day.

Section 3. Conversion

The Lender shall convert all but not less than all the entire outstanding principal amount of this Note into 1,000 Special Shares of Newco II (the “Newco II Special Shares”) in connection with, and immediately prior to, the occurrence of any Exchange. The effective date for the conversion (the “Conversion Date”) shall be the Exchange Date.

Certificates evidencing the Newco II Special Shares issued on conversion of this Note shall be delivered on the Conversion Date. Newco II shall deliver to the Lender, or to such person or persons as are designated by the Lender, a certificate or certificates representing the Newco II Special Shares into which this Note is converted in such name or names as are specified by the Lender. Such conversion shall be deemed to have been effected at the opening of business on the Conversion Date, so that the person entitled to receive such Newco II Special Shares shall be treated for all purposes as having become the record holder of such Newco II Special Shares at the time of Exchange.

Section 4. Security Interest

This Note shall at all times be secured by a first priority perfected security interest in 20,000,000 Magna Class A Shares in accordance with the Pledge Agreement.

Section 5. Transfers

Subject to this Section 5, upon 20 Business Days’ prior written notice to Newco II of the particulars of the proposed Transfer, the Lender is entitled to Transfer its interest in this Note to any of (a) Mr. Oleg Deripaska or any member of his immediate family or any of their lineal descendents, (b) one or more trusts for the benefit of an individual described in clause (a) or (c) an entity, directly or indirectly, majority controlled by any of the foregoing (each of the foregoing, a “Permitted Transferee”). No proposed Transfer of an interest in this Note is effective until the Permitted Transferee executes and delivers a written agreement in form and substance satisfactory to Newco II, acting reasonably, agreeing to be bound by the Transaction Agreements. Notwithstanding the foregoing, this Note may be pledged to RM’s Lender to secure the RM Loan, and in accordance with the RM Loan and its related security documents and subject to the provisions contained in the Exit Agreement, the Exchange Agreement, the Pledge Agreement and the Undertaking, such pledge may be realized upon by RM’s Lender or its collateral agent. This Section 5 shall not apply to any Transfer of this Note in connection with consummation of a Triggering Event.

Section 6. Unregistered Note

This Note, and the Newco II Special Shares issuable upon conversion hereof, have not been registered under the securities laws of any jurisdiction and may not be reoffered, sold, transferred, pledged or otherwise disposed of except pursuant to registration under the applicable securities laws or an exemption therefrom.

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Section 7. Successors

All the terms and conditions contained in this Note shall be binding upon and be enforceable against the successors of Newco II.

Section 8. Notices

(i)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by facsimile or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a)	if to Newco II at:

2143455 Ontario Inc.

c/o Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile:	(905) 726-7494

with a copy to:

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Attention:	Corporate Secretary
Facsimile:	(905) 726-7164

and to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario

Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

3

and to:

Miller Thomson LLP

Suite 2500, 20 Queen Street West

P.O. Box 27

Attention:	John M. Campbell
Facsimile:	(416) 595-8695

and to:

Osler, Hoskin & Harcourt LLP

1 First Canadian Place

66th Floor, 100 King Street West

Toronto, Ontario

Canada M5X 1B8

Attention:	Jean M. Fraser
Facsimile:	(416) 862-6666

(b)	if to RM Sub at:

Veleron Holding B.V.

Haaksbergweg 31

Suite 4

1101 BP Amsterdam

The Netherlands

Facsimile:	31 20 650 9061

with a copy to:

Open Joint Stock Company Russian Machines

Registration #1047701003778

3 Kapranov Lane

123242 Moscow

Russia

Attention:	General Director
Facsimile:	7 495 705 5792

4

and to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, Ontario

Canada M5X 1A4

Attention:	Alan Bell
Facsimile:	(416) 863-1716

and to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

Attention:	Mark Greene
Richard Hall
Facsimile:	(212) 474-3700

(ii)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

Section 9. Arbitration

Any controversy or dispute arising out of or relating to this Note, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of Newco II, shall be referred to and finally resolved by arbitration to be administered by the London Court of International Arbitration (LCIA) in accordance with the UNCITRAL Arbitration Rules in effect on the date of this Note. The seat of the arbitration shall be London, England and the proceedings shall be conducted in the English language before a panel composed of three (3) arbitrators. Each party shall appoint one arbitrator and the two (2) appointed arbitrators shall appoint a chair. Should the two (2) arbitrators fail to agree upon a chair within 15 days of their appointment, either party may apply to the LCIA for the appointment of the third arbitrator.

Notwithstanding anything to the contrary in the UNCITRAL Arbitration Rules, each party shall have the right to conduct an oral discovery of a representative of the party opposite.

Nothing in this Section 9 shall preclude Newco II or the Lender from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or prevent irreparable injury pending resolution by arbitration of the actual dispute.

5

Section 10. Definitions

“446” means 446 Holdings Inc., a corporation existing under the Act, and its successors;

“Act” means the Business Corporations Act (Ontario) and the regulations under the Act, all as amended, re-enacted or replaced from time to time;

“Applicable Laws” has the meaning assigned to it in the Exit Agreement;

“Business Day” means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario, New York, New York or Moscow, Russia;

“Exchange” has the meaning assigned to it in the Exchange Agreement;

“Exchange Agreement” means the exchange agreement dated the date hereof among Magna International Inc., 446, RM, RM Sub, 445327 Ontario Limited, Newco I.5 and Newco II;

“Exchange Date” has the meaning assigned to it in the Exchange Agreement;

“Exchange Price” means the volume weighted average trading price per Magna Class A Share on the NYSE for the ten NYSE trading days ending on the NYSE trading day immediately prior to the Realization Date, converted to Canadian dollars at the Bank of Canada noon spot rate on the Business Day immediately prior to the Realization Date; provided, however, that if the Magna Class A Shares are no longer traded on the NYSE on the Realization Date, the Exchange Price means the volume weighted average trading price in Canadian dollars per Magna Class A Share on the TSX for the ten TSX trading days ending on the TSX trading day immediately prior to the Realization Date. At maturity of the Note, the terms “Realization Date” used in this definition shall be replaced by “Maturity Date”;

“Exchange Time” has the meaning assigned to it in the Exchange Agreement;

“Exit Agreement” means the exit agreement dated the date hereof among 445327 Ontario Limited, 446, RM, RM Sub, Newco, Newco I.5 and Newco II;

“Governmental Entity” has the meaning assigned to it in the Exit Agreement;

“Investors Agreement” means the investors agreement dated the date hereof between RM Sub and 446;

“Newco” means M Unicar Inc., a corporation existing under the Act, and its successors;

“Newco I.5” means 2143453 Ontario Inc., a corporation existing under the Act, and its successors;

6

“Newco II” means 2143455 Ontario Inc., a corporation existing under the Act, and its successors;

“Newco II Unanimous Shareholders Agreement” means the Newco II unanimous shareholders agreement dated the date hereof among 446, the Lender, Principals Holdco, Newco, Newco I.5 and Newco II;

“NYSE” means the New York Stock Exchange, and its successors;

“Payment Date” means the earlier of (i) the Maturity Date and (ii) the date a demand for payment of this Note is made in accordance with Section 1, if such demand states that RM’s Lender will not agree to effectuate the Exchange;

“Pledge Agreement” means the pledge agreement dated the date hereof between Newco II and the Lender;

“Principals Holdco” means MPMAG Holdings Inc., a corporation existing under the Act, and its successors;

“Realization Date” has the meaning assigned to it in the Exit Agreement;

“Registration Rights Agreement” means the registration rights agreement dated the date hereof among Magna International Inc., RM Sub, Newco I.5, Newco II and RM’s Lender;

“Realization Event” has the meaning assigned to it in the Exit Agreement;

“RM” means Open Joint Stock Company Russian Machines, a company existing under the laws of Russia, and its successors;

“RM Loan” means the financing (including any refinancing, extension or renewal thereof) provided to RM and/or RM Sub for all or part of the US$1,536,000,000 used by RM Sub to capitalize Newco and Newco II, in accordance with the plan of arrangement of Magna International Inc. effected on the date hereof;

“RM’s Lender” means the lender or syndicate of lenders, from time to time, providing the portion of the RM Loan that is secured by the collateral pledged under the Pledge Agreement;

“Sale Transaction” has the meaning assigned to it in the Exit Agreement;

“Transaction Agreements” means this Note, the Exit Agreement, the Exchange Agreement, the Investors Agreement, the Newco II Unanimous Shareholders Agreement, the Pledge Agreement and the Registration Rights Agreement;

“Transfer” has the meaning assigned to it in the Exit Agreement;

7

“Triggering Event” means (a) a Sale Transaction, or (b) a Realization Event in which RM’s Lender agrees to facilitate an Exchange, each in accordance with the terms of the Exit Agreement;

“TSX” means the Toronto Stock Exchange, and its successors; and

“Undertaking” means the undertaking executed by RM’s Lender in favour of 446 pursuant to Section 2.2(6) of the Pledge Agreement.

Section 11. Miscellaneous

(a)	Waiver of Notice. Except as expressly required herein, Newco II hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and assents to any extension or postponement of the time of payment or any other indulgence.

(b)	Amendments. No amendment, supplement, restatement, modification, waiver or termination of this Note or any provision hereof shall be binding or effective unless it is in writing and signed by each party hereto and unless and until it is consented to in writing by RM’s Lender or the authorized agent for RM’s Lender from time to time, such consent not to be unreasonably withheld, conditioned or delayed. Newco II and the Lender acknowledge and agree that the execution and delivery of this Note by BNP Paribas shall confer on RM’s Lender the benefit of and the right to enforce the preceding sentence when there is an amount outstanding under the RM Loan that is secured by the collateral pledged under the Pledge Agreement and RM’s Lender hereby agrees that such execution and delivery shall confer on RM’s Lender no other benefit or right under this Note. The Lender and BNP Paribas represent and warrant to Newco II that, on the date hereof, BNP Paribas is RM’s Lender.

(c)	Remedies Cumulative. No remedy herein conferred upon the Lender is intended to be exclusive of any other remedy and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder, or under any law now or hereafter existing or in equity or by statute or otherwise.

(d)	Remedies Not Waived. No delay or omission on the part of the Lender in exercising any right hereunder shall operate as a waiver of such right or of any other right of the Lender, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. Acceptance by the Lender of any partial payment hereunder shall represent payment on account and not a waiver of any right to payment hereunder.

(e)

Costs. Newco II agrees to pay to the Lender the amount of any and all expenses, including the fees and expenses of the Lender’s counsel on a full indemnity basis and of any experts and agents, that the Lender may reasonably incur in

8

connection with (i) the collection on this Note, (ii) the exercise or enforcement of any of the rights of the Lender hereunder, under the Pledge Agreement or under Applicable Laws or (iii) the failure by Newco II to perform or observe any of the provisions hereof. The expenses of the Lender shall include the expenses of any nominee of the Lender designated by the Lender to enforce any rights of the Lender under the Pledge Agreement.

(f)	Governing Law. This Note shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of Newco II and the Lender shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Section 9, each of Newco II and the Lender unconditionally submits to the exclusive jurisdiction of the courts of the Province of Ontario.

(g)	Anti-dilution. References to numbers of Magna Class A Shares will be subject to appropriate adjustment for stock splits, stock dividends, reverse stock splits, share consolidations and similar events occurring after the date hereof.

(h)	Currency Adjustment. If, for the purposes of obtaining judgment in any court or resolution in arbitration proceedings, it is necessary to convert a sum due hereunder or under the Pledge Agreement in one currency into another currency, the rate of exchange used shall be the Bank of Canada noon spot rate on the Business Day immediately preceding that on which final judgment or resolution is given.

(i)	Severability. If any term or other provision of this Note is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Note shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Note so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

(j)	Survival. All agreements, contained in this Note shall survive the delivery hereof.

(k)	No Gross-up. If Newco II is required under Applicable Law to withhold amounts from the payment of principal or any other amount required to be paid under this Note, Newco II shall not be obliged to make any increased payment of principal or other amount or to pay any additional amount.

9

(l)	Termination of Obligations. Effective at the Exchange Time, Newco II shall cease to have any obligations under this Note, including any obligations with respect to any breach of this Note by Newco II prior to the Exchange Time.

10

IN WITNESS WHEREOF Newco II has caused this Note to be duly executed as of the date hereof.

2143455 ONTARIO INC.

By:	/s/ FRANK STRONACH
Name:	Frank Stronach
Title:

By:
Name:
Title:

ACKNOWLEDGED:

VELERON HOLDING B.V.

By:	/s/ MIKHAIL GURFINKEL
Name:	Mikhail Gurfinkel
Title:	Attorney-in-fact

ACKNOWLEDGED AND AGREED FOR THE PURPOSES OF SECTION 11(b) ONLY:

BNP PARIBAS S.A.

By:	/s/ VIGNER JACQUES
/s/ OLIVIER OSTY
Name:	Vigner Jacques
Oliver Osty
Title:

11

EXHIBIT J

447 HOLDINGS INC.

AS 447

and

446 HOLDINGS INC.

AS 446

and

M UNICAR INC.

AS NEWCO

MAGNA CLASS B SHARE OPTION AGREEMENT

September 20, 2007

ARTICLE 1 INTERPRETATION		1
1.1	Defined Terms	1
1.2	Gender and Number	5
1.3	Sections and Headings	5
1.4	Currency	5
1.5	Certain Phrases	5
1.6	Statutory References	5

ARTICLE 2 RIGHT TO PURCHASE CLASS B SHARES OF MAGNA		6
2.1	Call Option	6
2.2	Exercise of Call Option	6
2.3	Call Option Consideration	6
2.4	Closing	6

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		6
3.1	Representations and Warranties of 447	6
3.2	Representations and Warranties of 446	7
3.3	Representations and Warranties of Newco	8
3.4	Survival	8

ARTICLE 4 COVENANTS OF 447, 446 AND NEWCO		8
4.1	Covenants of 447	8
4.2	Covenants of 446	8
4.3	Covenants of Newco	9

ARTICLE 5 PROCEDURE FOR SALE OF SHARES		9
5.1	Additional Covenants of the Parties	9
5.2	Conditions for the Benefit of 446	9
5.3	Closing Procedures	10
5.4	Non-Compliance with Conditions	10
5.5	Non-Completion by 447	10

ARTICLE 6 MISCELLANEOUS		11
6.1	Notices	11
6.2	Time of the Essence	13
6.3	Announcements	13
6.4	No Agency or Partnership	14
6.5	Expenses	14
6.6	Amendments and Waivers	14
6.7	Entire Agreement	14
6.8	Successors and Assigns	14
6.9	Severability	14
6.10	Governing Law	15
6.11	Counterparts	15

MAGNA CLASS B SHARE OPTION AGREEMENT

Magna Class B Share Option Agreement dated September 20, 2007 between 447 Holdings Inc. (“447”), 446 Holdings Inc. (“446”) and M Unicar Inc. (“Newco”).

RECITALS:

(a)	446, in exchange for common shares of 447, transferred to 447 726,829 Magna Class B Shares (“447 Magna Securities”); and 447 is now the registered and beneficial owner of the 447 Magna Securities;

(b)	446, in exchange for 42,000 Newco Class B Common Shares (“446 Newco Securities”), has transferred all the shares of 447 to Newco; and

(c)	in consideration of the transfer by 446 to 447 referred to above, 447 desires to issue to 446 an option to purchase the 447 Magna Securities on the terms and conditions set out in this Agreement.

In consideration of the above recitals, and the agreements of the parties hereto contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“446” means 446 Holdings Inc., a corporation existing under the Act and a wholly owned subsidiary of 445, and its successors.

“446 Anniversary Date Triggering Event” means the delivery of an Exit Notice by 446 in accordance with Section 2.2(3) of the Exit Agreement in connection with the exercise by 446 of its right to cause RM Sub to sell its RM Sub Securities to Newco Purchaser pursuant to Section 2.2(2)(a) of the Exit Agreement.

“446 Newco Securities” means the 42,000 Newco Class B Common Shares legally and beneficially owned by 446, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holder of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, and (iii) any securities of Newco which are received by the holder of such shares as a stock dividend or distribution on or in respect of such shares.

“447” means 447 Holdings Inc., a corporation existing under the Act, and its successors.

“447 Magna Securities” means the 726,829 Magna Class B Shares beneficially owned by 447, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holder of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, and (iii) any securities of Magna which are received by the holder of such shares as a stock dividend or distribution on or in respect of such shares.

“Act” means the Business Corporations Act (Ontario).

“Agreement” means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time.

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto which have the force of law.

“Authorization” means, with respect to a Person, any order, relief, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity, including any securities regulatory authority, having jurisdiction over the Person.

“Business Day” means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario.

“Call Sale Transaction” has the meaning specified in Section 2.4.

“Closing Date” has the meaning specified in Section 2.4.

“Contract” means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied.

“Effective Date” means the date shown on the Certificate of Arrangement.

“Effective Time” means 12:01 a.m. (Eastern Time) on the Effective Date.

“Exit Agreement” means the exit agreement to be entered into on the Effective Date among 445, 446, RM, RM Sub, Newco, Newco I.5, Newco II and RM’s lender.

“Exit Notice” means the formal notice to be provided by RM Sub or 446, as the case may be, to each of the parties to the Exit Agreement in connection with an exercise of its respective exit rights pursuant to the Exit Agreement.

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank,

court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorité des marchés financiers du Québec and the United States Securities and Exchange Commission, (b) self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the New York Stock Exchange, (c) subdivision, agent, commission, board, or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Insolvency/Material Breach Triggering Event” means the delivery of an Exit Notice by either RM Sub or 446 in accordance with Section 2.2(3) of the Exit Agreement in connection with the exercise by RM Sub or 446 of RM Sub’s right to sell, or 446’s right to cause RM Sub to sell, as the case may be, the RM Sub Securities to Newco Purchaser pursuant to Sections 2.2(1)(b), 2.2(1)(c), 2.2(2)(b) or 2.2(2)(c) of the Exit Agreement.

“Lien” means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer).

“Magna” means Magna International Inc., a corporation existing under the Act, and its successors.

“Magna Class B Shares” means the class B shares in the capital of Magna.

“Newco” means M Unicar Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly owned subsidiary of 446, and its successors.

“Newco Class B Common Shares” means the Class B Common Shares in the capital of Newco.

“Newco Class C Common Shares” means 42,000 Class C Common Shares in the capital of Newco beneficially owned by RM Sub.

“Newco I.5” means 2143453 Ontario Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly owned subsidiary of Newco, and its successors.

“Newco II” means 2143455 Ontario Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly owned subsidiary of Newco I.5, and its successors.

“Newco II Class A Common Shares” means 100 Class A Common Shares in the capital of Newco II beneficially owned by RM Sub.

“Newco II Loan” means the loan provided by RM Sub to Newco II on the date hereof and evidenced by the Newco II Loan Note.

“Newco II Loan Note” means the promissory note dated the date hereof issued to RM Sub by Newco II to evidence the Newco II Loan, including the ancillary agreements and documents relating to the security therefor.

“Newco Purchaser” means 446 or such other Person as 446 may designate from time to time by giving notice to others in accordance with the Exit Agreement.

“Parties” mean 446, 447 and Newco.

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Pledge Agreement” means the pledge agreement to be entered into on the Effective Date between 447 and 446.

“PPSA” means the Personal Property Security Act (Ontario).

“Realization Triggering Event” means any demand for repayment of the Newco II Loan.

“RM” means Open Joint Stock Company Russian Machines, a company existing under the laws of Russia, and its successors.

“RM Sub” means Veleron Holding B.V., a company existing under the laws of The Netherlands and a wholly owned indirect subsidiary of RM, and its successors.

“RM Sub Anniversary Date Triggering Event” means the time of the closing of the sale by RM Sub of some or all of its RM Sub Securities to Newco Purchaser pursuant to the Exit Agreement following the occurrence of the date referred to in Section 2.2(1)(a) of the Exit Agreement and delivery of an Exit Notice in accordance with Section 2.2(3) of the Exit Agreement.

“RM Sub Securities” means the Newco Class C Common Shares, Newco II Class A Common Shares and interest in the Newco II Loan and the Newco II Loan Note (or any Newco II special shares issued on conversion of the Newco II Loan Note) owned by RM Sub.

“Subsidiary” means, in respect of a Party, a subsidiary (as that term is defined in the Act as now in effect) of that Party or any Person in which such Party has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Party has a direct or indirect interest of more than 50 percent.

“Time of Closing” means 10:00 a.m. (Toronto Time) on the Closing Date or such later or earlier time on the Closing Date as those parties to a Call Sale Transaction may agree in writing.

“Transfer” means any (i) transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) agreement, undertaking or commitment to effect any of the foregoing, and “Transferred” and “Transferring” shall be construed accordingly.

“Triggering Event” means a 446 Anniversary Date Triggering Event, an RM Sub Anniversary Date Triggering Event, an Insolvency/Material Breach Triggering Event or a Realization Triggering Event.

1.2	Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

1.3	Sections and Headings.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

1.4	Currency.

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States funds.

1.5	Certain Phrases.

In this Agreement, (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, and (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.

1.6	Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

ARTICLE 2

RIGHT TO PURCHASE CLASS B SHARES OF MAGNA

2.1	Call Option

446 shall have the right to purchase from 447 all, but not less than all, of the 447 Magna Securities in accordance with this Article 2 upon the occurrence of any Triggering Event.

2.2	Exercise of Call Option

In order to exercise its right under Section 2.1, 446 shall, within 30 Business Days after any Triggering Event, deliver to each of 447 and RM Sub, in writing, a notice (“Call Notice”) that 446 is exercising its rights under Section 2.1 specifying the type of Triggering Event related to such exercise.

2.3	Call Option Consideration

If the Call Notice is delivered in accordance with Section 2.2 and is not revoked by 446 prior to the Closing Date, then on the Closing Date 447 shall sell and 446 shall purchase the 447 Magna Securities free and clear of all Liens in exchange for the 446 Newco Securities held by 446 free and clear of all Liens.

2.4	Closing

The completion of the transaction of purchase and sale under this Agreement contemplated by Section 2.1 (a “Call Sale Transaction”) will take place on the Closing Date in accordance with and subject to Article 5. “Closing Date” means (a) the second Business Day following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Section 5.2 or such other date as 446 and 447 shall agree to in writing.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of 447.

447 represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. It is a corporation validly existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)

Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal and binding obligation, enforceable against it by the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

(d)	Title to Magna Class B Shares. The 447 Magna Securities described in the recitals as being owned by 447 are owned by it as the registered and beneficial owner with good title, free and clear of all Liens (other than the Lien created by the Pledge Agreement).

3.2	Representations and Warranties of 446

446 represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. It is a corporation validly existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal and binding obligation, enforceable against it by the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

(d)	Title to Class B Common Shares of Newco. The 446 Newco Securities described in the recitals as being owned by 446 are owned by it as the registered and beneficial owner with good title, free and clear of all Liens.

3.3	Representations and Warranties of Newco

Newco represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

(a)	Newco represents and warrants that it has taken all actions necessary to carry out the pledge contemplated by the Pledge Agreement and the Call Sale Transaction.

3.4	Survival.

Notwithstanding the Limitations Act, 2002 (Ontario), the representations and warranties of 447 and 446 contained in Article 3 and the covenants of 447, 446 and Newco contained in Article 4 and Article 5 survive the execution and delivery of this Agreement and continue in full force and effect with respect to each of 447, 446 and Newco until it ceases to be bound by the provisions of this Agreement.

ARTICLE 4

COVENANTS OF 447, 446 AND NEWCO

4.1	Covenants of 447.

(a)	447 shall not Transfer the 447 Magna Securities except as expressly permitted by this Agreement or except with the prior written consent of 446, which consent may be withheld in the unfettered discretion of 446.

(b)	447 shall not grant a Lien on or otherwise encumber any of the 447 Magna Securities in any way whatsoever without the prior written consent of 446, which consent may be withheld in the unfettered discretion of 446.

(c)	447 shall execute the Pledge Agreement concurrently with the execution and delivery of this Agreement and pledges the 447 Magna Securities to 446 pursuant to the terms of the Pledge Agreement.

4.2	Covenants of 446.

(a)	446 shall not Transfer the 446 Newco Securities except as expressly permitted by this Agreement or except with the prior written consent of 447, which consent may be withheld in the unfettered discretion of 447.

(b)	446 shall not grant a Lien on or otherwise encumber any of the 446 Newco Securities in any way whatsoever without the prior written consent of 447, which consent may be withheld in the unfettered discretion of 447.

4.3	Covenants of Newco

(a)	Newco hereby irrevocably consents to the Transfer of the 446 Newco Securities to 447 pursuant to this Agreement and shall take all actions necessary to effect the transfer of the 446 Newco Securities to 447, all in accordance with the terms and conditions of this Agreement.

(b)	Newco, as the sole shareholder of 447, hereby irrevocably consents to, authorizes and approves the pledge of the 447 Magna Securities to 446 pursuant to the Pledge Agreement and the sale by 447 of the 447 Magna Securities pursuant to this Agreement.

ARTICLE 5

PROCEDURE FOR SALE OF SHARES

5.1	Additional Covenants of the Parties.

(a)	Each Party shall take all actions that are within its power to control, and use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, to ensure satisfaction of the conditions in Section 5.2.

(b)	447 shall take all necessary steps and corporate proceedings to permit good title to the 447 Magna Securities to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing, free and clear of Liens.

(c)	446 shall take all necessary steps and corporate proceedings to permit good title to any 446 Newco Securities that are to be delivered by 446 to 447 in accordance with the provisions of this Agreement to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing, free and clear of Liens.

(d)	Each Party shall use its commercially reasonable efforts to make or give, or cause to be made or given, all filings with and notifications to any Governmental Entity and obtain or cause to be obtained all Authorizations, necessary in order to complete the Call Sale Transaction and to facilitate any purchase and sale of securities in accordance with Article 2.

5.2	Conditions for the Benefit of 446.

The completion of any Call Sale Transaction is subject to the following conditions to be fulfilled or performed on or before the Closing Date, which conditions are for the exclusive benefit of 446 and may be waived, in whole or in part, by 446 in its sole discretion:

(a)

the delivery to 446 of a certificate of 447, signed by an authorized officer of 447 on its behalf and not in his personal capacity, certifying that (i) on the Closing Date, the 447 Magna Securities are owned by 447 as the registered and beneficial owner with good title, free and clear of Liens other than those being released on such date, and (ii) upon completion of the Call Sale Transaction, 446 will have good and valid title to the 447 Magna Securities transferred by 447, free and clear of Liens;

(b)	all filings, notices and the receipt of all Authorizations necessary under Applicable Laws to permit the trade or distribution by 447 of the 447 Magna Securities necessary to effect the Call Sale Transaction shall have been made, given or obtained; and

(c)	the completion of the Call Sale Transaction will not result in the violation of any Applicable Law.

5.3	Closing Procedures.

(a)	The completion of the Call Sale Transaction will take place at the offices of Miller Thomson LLP in Toronto, Ontario, at the Time of Closing or at such other place, or on such other date, as the parties to the Call Sale Transaction may agree to in writing.

(b)	Subject to satisfaction or waiver by 446 of the conditions of closing in its favour, at the closing of the Call Sale Transaction:

(i)	447 shall assign and transfer title and deliver actual possession of the 447 Magna Securities to 446 and endorse the share certificates representing the 447 Magna Securities for transfer to 446; and

(ii)	446 shall assign and transfer title and deliver actual possession of the 446 Newco Securities to 447 and endorse the share certificates representing the 446 Newco Securities for transfer to 447.

5.4	Non-Compliance with Conditions.

If at the Time of Closing, the 447 Magna Securities are not free and clear of all Liens (other than the Lien created by the Pledge Agreement), 446 may, without prejudice to any other rights it may have, choose to purchase the 447 Magna Securities subject to such Liens to the extent that 446 recognizes the validity of such Liens provided that 446 shall be entitled to such monetary rights of set off and/or to take such other steps as it deems appropriate to recognize any diminution in value in the 447 Magna Securities due to such Liens. 447 agrees to indemnify 446 for the amount of any obligations and liabilities in respect of such Liens to the extent that such obligations and liabilities exceed the value of the 446 Newco Securities.

5.5	Non-Completion by 447.

(a)

In addition to and without limiting any remedy that may be available under Applicable Law to 446, if at the Time of Closing 447 fails to complete the Call Sale Transaction in violation of this Agreement, 446 has the right, if 446 is not in default under this Agreement, to make payment of the purchase price for the 447 Magna Securities to 447 by delivering share certificates representing the 446 Newco Securities to a recognized financial institution in Canada to hold on behalf of 447. Such delivery constitutes valid and effective payment of the purchase price to 447 irrespective of any action 447 may have taken to transfer or grant a Lien on the 447 Magna Securities. If the purchase price has been so paid, then from the date of such delivery the Call Sale Transaction is deemed to have been completed and all right, title, benefit and interest, both at law and in equity, in and to the 447 Magna Securities shall be deemed to have been transferred to and become vested in 446 and all right, title, benefit and interest of 447, or of any transferee or assignee of, or other Person claiming an interest through, 447, in and to the 447 Magna Securities, shall cease.

(b)	447 is entitled to receive the share certificates delivered to a recognized financial institution in Canada under Section 5.3(a) on delivery to 446 of the documents referred to in Section 5.2 and Section 5.3(b)(i) and in compliance with all other provisions of this Agreement.

ARTICLE 6

MISCELLANEOUS

6.1	Notices.

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(i)	to 446 at:

c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
L4G 7K1

Attention: Belinda Stronach
Facsimile: (905) 726-7494

with a copy to:

Miller Thomson LLP
Scotia Plaza
40 King Street West, Suite 5800
P.O. Box 1011
Toronto, Ontario
M5H 3S1

Attention: John Campbell
Facsimile: (416) 595.8695

and to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

Attention: Edward J. Waitzer
Facsimile: (416) 947-0866

(ii)	to 447 at:

c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
L4G 7K1

Attention: Frank Stronach
Facsimile: (905) 726-7494

with a copy to:

Miller Thomson LLP
Scotia Plaza
40 King Street West, Suite 5800
P.O. Box 1011
Toronto, Ontario
M5H 3S1

Attention: John Campbell
Facsimile: (416) 595.8695

and to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

Attention: Edward J. Waitzer
Facsimile: (416) 947-0866

(iii)	to Newco at:

c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
L4G 7K1

Attention: Belinda Stronach
Facsimile: (905) 726-7494

with a copy to:

Miller Thomson LLP
Scotia Plaza
40 King Street West, Suite 5800
P.O. Box 1011
Toronto, Ontario
M5H 3S1

Attention: John Campbell
Facsimile: (416) 595.8695

and to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

Attention: Edward J. Waitzer
Facsimile: (416) 947-0866

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

A Party may change its address for service and may add “copy to” parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed.

6.2	Time of the Essence.

Time is of the essence in this Agreement.

6.3	Announcements.

No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by a Party without the approval of 446 and 447 (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such announcement in advance of such issuance.

6.4	No Agency or Partnership.

Nothing contained in this Agreement makes or constitutes a Party, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of the other Party.

6.5	Expenses.

Each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it.

6.6	Amendments and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by that Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

6.7	Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated hereby and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties or certain of them in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

6.8	Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties.

6.9	Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.10	Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

6.11	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

(Signatures appear on the following page)

IN WITNESS WHEREOF the Parties have executed this Share Option Agreement.

446 HOLDINGS INC.

Per:	/s/ ALON OSSIP

Name: Alon Ossip
Title:

Per:

Name:
Title:
I/We have the authority to bind the corporation

447 HOLDINGS INC.

Per:	/s/ FRANK STRONACH

Name: Frank Stronach
Title:

Per:

Name:
Title:
I/We have the authority to bind the corporation

M UNICAR INC.

Per:	/s/ FRANK STRONACH

Name: Frank Stronach
Title:

Per:

Name:
Title:
I/We have the authority to bind the corporation

EXHIBIT K

AGREEMENT

This Agreement dated September 20, 2007 among Frank Stronach (“Stronach”), The Stronach Trust (“Stronach Trust”), Oleg Deripaska (“Deripaska”) and Basic Element Ltd. (“Basic Element”).

RECITALS:

(a)	Stronach is the settlor and a trustee of Stronach Trust, which controls 446 indirectly;

(b)	Deripaska controls Basic Element, which controls RM Sub indirectly;

(c)	446 and RM Sub are parties to the Investors Agreement which includes the Acquisition Restrictions and the Transfer Restrictions; and

(d)	the parties have entered into this Agreement for the purpose of ensuring that the Acquisition Restrictions and the Transfer Restrictions will be complied with by the 446 Group and by the RM Sub Group.

In consideration of the above recitals, the agreements of the parties contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are acknowledged), the parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

In this Agreement:

“446” means 446 Holdings Inc., a corporation existing under the Act.

“446 Group” means, collectively, (i) 446, (ii) 446’s affiliates and associates and (iii) Persons acting jointly or in concert with 446.

“Act” means the Business Corporations Act (Ontario).

“Acquisition Restrictions” means the provisions of Section 4.4 of the Investors Agreement which, among other things, restrict 446, RM Sub and other persons from acquiring Magna Shares.

“Agreement” means this agreement, as it may be amended, modified, restated, replaced and supplemented from time to time.

“Basic Element” means Basic Element Ltd., a company existing under the laws of the Island of Jersey.

“Investors Agreement” means the agreement dated the date hereof between 446 and RM Sub relating to, among other things, their holdings of Newco Shares.

“parties” means the parties to this Agreement.

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

“RM Sub Group” means, collectively, (i) RM Sub, (ii) RM Sub’s affiliates and associates and (iii) Persons acting jointly or in concert with RM Sub.

“Stronach Trust” means The Stronach Trust, a trust existing under the laws of Ontario, and its successors.

“Transfer Restrictions” means the provisions of Article 5 of the Investors Agreement which, among other things, restrict the transfer of Newco Shares by 446, RM Sub and their respective Permitted Transferees.

Terms used in this Agreement that are defined in the Investors Agreement have the meanings ascribed to them in the Investors Agreement.

Section 1.2 Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

Section 1.3 Sections and Headings.

The division of this Agreement into Articles and Sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article or a Section refers to the specified Article or Section of this Agreement.

Section 1.4 Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

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ARTICLE 2

IMPLEMENTATION OF AGREEMENT AND TERM

Section 2.1 Compliance with Acquisition Restrictions.

(1)	Each of Stronach and Stronach Trust undertakes to comply, and shall cause the 446 Group to comply, with the Acquisition Restrictions.

(2)	Each of Deripaska and Basic Element undertakes to comply, and shall cause the RM Sub Group to comply, with the Acquisition Restrictions.

Section 2.2 Compliance with Transfer Restrictions.

(1)	Each of Stronach and Stronach Trust shall ensure that 446, and any Person to which 446 has Transferred any Newco Shares as a Permitted Transferee, shall meet the definition of Permitted Transferee as long as that Person holds any Newco Shares.

(2)	Each of Deripaska and Basic Element shall ensure that RM Sub, and any Person to which RM Sub has Transferred any Newco Shares or a part or all of its interest in the Newco II Loan Note as a Permitted Transferee, shall meet the definition of Permitted Transferee as long as that Person holds any Newco Shares or any interest in the Newco II Loan Note.

Section 2.3 Term of Agreement.

This Agreement shall terminate automatically upon the termination of the Investors Agreement without any further act or formality.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Stronach and Stronach Trust.

Stronach and Stronach Trust jointly and severally represent and warrant to and in favour of each other party as follows and acknowledge and confirm that each other party is relying on such representations and warranties in entering into this Agreement.

(a)	Authority. Each of Stronach and Stronach Trust has full right and all necessary authority to execute, deliver and perform his and its obligations under this Agreement.

(b)	Enforceability. This Agreement has been duly executed and delivered by each of Stronach and Stronach Trust and is a legal, binding obligation, enforceable against each of them by the other parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

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(c)	No Violation. The execution, delivery and performance of this Agreement by Stronach and Stronach Trust does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of Stronach, Stronach Trust or any entity in the 446 Group under (i) a material Contract to which it is a party, (ii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iii) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement by Stronach and Stronach Trust.

Section 3.2 Representations and Warranties of Deripaska and Basic Element.

Deripaska and Basic Element jointly and severally represent and warrant to and in favour of each other party as follows and acknowledge and confirm that each other party is relying on such representations and warranties in entering into this Agreement.

(a)	Authority. Each of Deripaska and Basic Element has full right and all necessary authority to execute, deliver and perform his and its obligations under this Agreement.

(b)	Enforceability. This Agreement has been duly executed and delivered by each of Deripaska and Basic Element and is a legal, binding obligation, enforceable against each of them by the other parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement by Deripaska and Basic Element does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of Deripaska, Basic Element or any entity in the RM Sub Group under (i) a material Contract to which it is a party, (ii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iii) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement by Deripaska and Basic Element.

Section 3.3 Survival.

The representations, warranties and covenants of the parties contained in this Article survive the execution and delivery of this Agreement and continue in full force and effect with respect to each party until it ceases to be bound by the provisions of this Agreement.

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ARTICLE 4

ARBITRATION

Section 4.1 Settling Disputes.

Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of the parties, shall be referred to and finally resolved by arbitration to be administered by the London Court of International Arbitration (LCIA) in accordance with the UNCITRAL Arbitration Rules in effect on the date of this Agreement. The seat of the arbitration shall be London, England and the proceedings shall be conducted in the English language before a panel composed of three arbitrators. Each of Stronach Trust (on behalf of itself and Stronach) and Basic Element (on behalf of itself and Deripaska) shall appoint one arbitrator and the two appointed arbitrators shall appoint a chair. Should the two arbitrators fail to agree upon a chair within 15 days of their appointment, either of the parties may apply to the LCIA for the appointment of the third arbitrator.

Section 4.2 Right to Oral Discovery.

Notwithstanding anything to the contrary in the UNCITRAL Arbitration Rules, each party shall have the right to conduct an oral discovery of a representative of the other parties.

Section 4.3 Injunctive Relief.

Nothing in this Article 4 shall preclude one of the parties from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or to prevent irreparable injury pending resolution by arbitration of the actual dispute.

ARTICLE 5

MISCELLANEOUS

Section 5.1 Notices.

(i)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a)	to Stronach or Stronach Trust at:

c/o Miller Thomson LLP

40 King Street West

Suite 5800

Toronto, Ontario

M5H 3S1

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Attention:     John Campbell

Facsimile:    (416) 595-8695

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario

M5L 1B9

Attention:     Edward J. Waitzer

Facsimile:    (416) 947-0866

(b)	to Deripaska or Basic Element at:

30, Rochdelskaya Street

123022 Moscow

Russia

Attention:     Alexander Lukin

Facsimile:     7 495 933 7198

with a copy to:

Open Joint Stock Company Russian Machines

Registration #1047701003778

3 Kapranov Lane

123242 Moscow

Russia

Attention:     General Director

Facsimile:     7 495 705 5792

and to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, Ontario

M5X 1A4

Attention:     Alan Bell

Facsimile:    (416) 863-1716

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and to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York

10019-7475

Attention:     Mark Greene and Richard Hall

Facsimile:    (212) 473-3700

(ii)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

(iii)	A party may change its address for service and may add “copy to” parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the party at its changed address. Any element of any party’s address that is not specifically changed in a notice will be assumed not to be changed.

Section 5.2 Time of the Essence.

Time is of the essence in this Agreement.

Section 5.3 Expenses.

Except as otherwise expressly provided in this Agreement, each party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 5.4 Amendments and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by that party. No waiver of any provision of this Agreement shall constitute a waiver or any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

Section 5.5 Entire Agreement.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter hereof, except as specifically set forth

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herein. The parties have not relied and are not relying on any other information, discussion or understanding in entering into this Agreement.

Section 5.6 Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the parties and, where the context so permits, their respective heirs, executors, administrators, successors and permitted assigns. Except as otherwise provided in this Agreement, a party may not assign any of its rights or obligations hereunder without the prior written consent of the other party.

Section 5.7 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the commitments contemplated hereby are fulfilled to the fullest extent possible.

Section 5.8 Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Article 4, each party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 5.9 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

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IN WITNESS WHEREOF the parties have executed this Agreement.

/s/ FRANK STRONACH	/s/ OLEG DERIPASKA
Frank Stronach	Oleg Deripaska

THE STRONACH TRUST		BASIC ELEMENT LTD.

by:	/s/ FRANK STRONACH	by:	/s/ OLEG DERIPASKA
	Name: Frank Stronach Title:		Name: Oleg Deripaska Title: Director

by:		by:
	Name: Title:		Name: Title:

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EXHIBIT L

Veleron Holding B.V.	Haaksbergweg 31, suite 4
1101 BP Amsterdam, The Netherlands
Tel +31 (0)20 650 9060
Fax +31 (0)20 650 9061
Chamber of Commerce Amsterdam 34261275

POWER OF ATTORNEY

VELERON HOLDING B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of The Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, The Netherlands, and its place of business at Haaksbergweg 31, suite 4, 1101 BP Amsterdam Zuidoost, The Netherlands, registered with the Commercial Register under number 34261275 (the “Company”),

DOES HEREBY AUTHORISE AND GRANT FULL POWER OF ATTORNEY TO:

Mikhail Gurfinkel, born in Tashkent, Uzbekistan on 14 February 1973 and residing at 200 East 16th Street, New York, New York 10003 (“Attorney”), acting individually, so as:

1	to sign on behalf of the Principal a Schedule 13D, and all necessary amendments thereto, as required by the United States Securities Exchange Act 10 days after the Principal’s completion of the Exchange Offer entered into by Magna International Inc., Open Joint Stock Company “Russian Machines”, the Company, 445327 Ontario Limited, the Stronach Trust and the individuals listed in the Schedule D to the Transaction Agreement;

2	to sign any other document, agreement, deed, or notice that is ancillary or in any way connected to any of the documents mentioned under Point 1 above.

This Power of Attorney has immediate effect, shall be irrevocable and shall be valid for a period of four months from the date hereof.

This Power of Attorney shall be governed by, and be construed in accordance with, the laws of The Netherlands. The courts of Amsterdam shall have exclusive jurisdiction to hear and determine any actions and claims arising from or in connection with this Power of Attorney.

IN WITNESS WHEREOF the undersigned has executed this Power of Attorney on 27 September, 2007.

C-Corp B.V.

C-Corp B.V.
Director
Represented by its director
Ms. K.P. Dolk

POWER OF ATTORNEY

ISSUED BY

OPEN JOINT STOCK COMPANY

"RUSSIAN MACHINES"

Open Joint Stock Company “Russian machines”, a company incorporated under the laws of Russian Federation with its registered office at: 123242, Kapranov Lane, 3 (hereinafter the «Principal»), represented by General Director V.G. Lukin acting on the basis of the Articles of Association hereby authorizes:

MIKHAIL GURFINKEL

Passport of USA No. 112109078, issued by Passport Agency, New York on 23rd June 1999. Registered at the address 200 E, 16th Street, New York, NY 10003

1.	To sign on behalf of the Principal the Exchange Agreement contemplated by paragraph 14 of the Schedule A to the Transaction Agreement as of May 10, 2007 entered into by Magna International Inc., Open Joint Stock Company “Russian machines”, Veleron Holding B.V. i.o., 445327 Ontario Limited, the Stronach Trust and the individuals listed in the Schedule D to the Transaction Agreement (hereinafter the «Transaction Agreement»).

2.	To sign on behalf of the Principal during negotiations on and signing of the Exit Agreement that provides the exit of RM Sub from its investment in Newco and Newco II as defined in the Transaction Agreement.

3.	To sign any other document, deed, notice that is ancillary or in any way connected to any of the documents mentioned under points 1. and 2. above.

This Power of Attorney is valid for six months from the day of issue.

This Power of Attorney is issued on 13 September 2007 in Moscow, Russia.

POWER OF ATTORNEY # 015/07

ISSUED BY

COMPANY BAZOVY ELEMENT LLC

BAZOVY ELEMENT LLC a company incorporated under the laws of Russian Federation (registration number 1027739472848) (hereinafter the «Principal»), represented by General Director G.T. Moldazhanova, acting on the basis of the Articles of Association, hereby authorizes:

MIKHAIL GURFINKEL

Passport of USA No. 112109078, issued by Passport Agency, New York on 23rd June 1999.

Registered at the address 200 E. 16th Street, New York, NY 10003

1.	To sign on behalf of the Principal a Schedule 13D, and all necessary amendments thereto, as required by the United States Securities and Exchange Commission, within 10 days after the Principal’s completion of the Exchange Offer entered into by Magna International Inc., Open Joint Stock Company “Russian Machines”, Veleron Holding B.V., 445327 Ontario Limited, the Stronach Trust and the individuals listed in the Schedule D to the Transaction Agreement (hereinafter the “Transaction Agreement”).

2.	to sign any other document, agreement, deed, or notice that is ancillary or in any way connected to any of the documents mentioned under Point 1 above.

This Power of Attorney is valid for six months from the day of issue.

This Power of Attorney is issued on 28th September 2007 in Moscow, Russia.